Form 20-F
period 2005-03-31
MARCONI CORP PLC
filed 2005-11-07
CIK 1122135

Use these links to rapidly review the document
TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on 29 September 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2005
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report .............................................

For the transition period from	to
Commission file number

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

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 2 ordinary shares, nominal value 25 pence per share.

Ordinary shares of 25 pence per share.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of March 31, 2005:

208,740,939 Ordinary Shares of 25p each

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

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

        (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

        Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐    No ☐

EXPLANATORY NOTE AND FORM 20-F RECONCILIATION AND CROSS REFERENCE

        Concurrently with the filing of this annual report on Form 20-F, we are releasing our Annual Report and Accounts, which we refer to as our 'UK Annual Report', in accordance with applicable UK requirements. To facilitate the convergence between our reporting pursuant to such UK requirements and our reporting with the US Securities and Exchange Commission pursuant to the US Securities Exchange Act of 1934, as amended, we have organised the information contained in this annual report into three principal sections. The first section, which we refer to as the 'UK Annual Report Information', contains portions of the UK Annual Report (other than the consolidated financial statements), as amended or supplemented for purposes of this report, that are substantially common to both the UK Annual Report and this annual report on Form 20-F. The second section, which we refer to as 'Additional Information Required by Form 20-F', contains additional information (other than the consolidated financial statements) that is not covered by the UK Annual Report but is specifically required to be included in an annual report on Form 20-F. The third section contains our consolidated financial statements, which are prepared in accordance with generally accepted accounting principles in the United Kingdom but also include supplementary information prepared in accordance with generally accepted accounting principles in the United States.

        The table below provides a reconciliation and cross-reference between the information contained herein and the requirements of Form 20-F.

	Form 20-F Caption	Section containing required 20-F information	Page* reference
PART I
Item 1:	Identity of Directors, Senior Management and Advisors	Not applicable	—
Item 2:	Offer Statistics and Expected Timetable	Not applicable	—
Item 3:	Key Information
A)	Selected Financial Data	UK Annual Report Information—Selected financial data	6
A3)	Exchange Rates	Additional Information Required by Form 20-F—Exchange rate information	78
B)	Capitalisation and Indebtedness	Not applicable	—
C)	Reasons for the Offer and Use of Proceeds	Not applicable	—
D)	Risk Factors	Additional Information Required by Form 20-F—Risk factors	79
Item 4:	Information on the Company
A)	History and Development of the Company	Additional Information Required by Form 20-F—Business overview	87
B)	Business Overview	Additional Information Required by Form 20-F—Business overview	87
C)	Organisational Structure	Additional Information Required by Form 20-F—Organisational structure	97
D)	Property, Plant & Equipment	Additional Information Required by Form 20-F—Properties	98
Item 5:	Operating and Financial Review and Prospects
A)	Operating Results	UK Annual Report Information—Operating and financial review—Operating review	11
B)	Liquidity and Capital Resources	UK Annual Report Information—Operating and financial review—Liquidity and capital resources	32
C)	Research and Development	UK Annual Report Information—Operating and financial review—Adjusted operating expenses	16
D)	Trend Information	UK Annual Report Information—Operating and financial review—Outlook	10
		UK Annual Report Information—Operating and financial review—Operating review	11
* 'Page reference' refers to the page on which the applicable section begins

i

	Form 20-F Caption	Section containing required 20-F information	Page* reference
E)	Off Balance Sheet Arrangements	Consolidated Financial Statements—Note 30(k)—Commitments and Contingencies—Financial and other guarantees	221
F)	Tabular Disclosure of Contractual Obligations	Additional Information Required by Form 20-F—Contractual obligations and other commercial commitments	101
G)	Safe Harbor	Cautionary Note Regarding Forward-looking Statements	5
Item 6:	Directors, Senior Management and Employees
A)	Directors and Senior Management	UK Annual Report Information—Directors and senior management	47
B)	Compensation	UK Annual Report Information—Report to shareholders by the board on directors' remuneration	52
C)	Board Practices	UK Annual Report Information—Corporate governance	39
D)	Employees	Additional information required by Form 20-F—Employees	103
E)	Share Ownership	UK Annual Report Information—Report to shareholders by the board on directors' remuneration—(H) Directors' interests	75
Item 7:	Major Shareholders and Related Party Transactions
A)	Major Shareholders	Additional Information Required by Form 20-F—Major shareholders	104
B)	Related Party Transactions	Additional Information Required by Form 20-F—Related party transactions	105
C)	Interests of Expert and Counsel	Not applicable	—
Item 8:	Financial Information
A)	Consolidated Statements and Other Financial Information	Consolidated Financial Statements	130
A7)	Litigation	Additional Information Required by Form 20-F—Legal proceedings	105
A8)	Dividend Policy	Additional Information Required by Form 20-F—Dividend policy	106
B)	Significant Changes	Consolidated financial statements—Note 29—Post balance sheet events	186
Item 9:	The Offer and Listing
A)	Share Price History	Additional Information Required by Form 20-F—Share price history	107
B)	Plan of Distribution	Not applicable	—
C)	Markets	Additional Information Required by Form 20-F—Business overview	87
D)	Selling Shareholders	Not applicable	—
E)	Dilution	Not applicable	—
F)	Expenses of Issue	Not applicable	—
Item 10:	Additional Information
A)	Share Capital	Not applicable	—
B)	Memorandum and Articles of Association	Additional Information Required by Form 20-F—Ordinary shares, memorandum and articles of association	108
C)	Material Contracts	Additional Information Required by Form 20-F—Material contracts	115
D)	Exchange Controls	Additional Information Required by Form 20-F—Exchange controls	118
E)	Taxation	Additional Information Required by Form 20-F—Taxation	119
F)	Dividends and Paying Agents	Not applicable	—
G)	Statements by Experts	Not applicable	—
H)	Documents on Display	Additional Information Required by Form 20-F—Documents on display	127
I)	Subsidiary Information	Additional Information Required by Form 20-F—Principal subsidiary and associated undertakings	127

ii

Item 11:	Quantitative and Qualitative Disclosures about Market Risk	Additional Information Required by Form 20-F—Risk management	128
Item 12:	Description of Securities other than Equity Securities	Not applicable	—
PART II
Item 13:	Defaults, Dividend Arrearages and Delinquencies	Not applicable	—
Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable	—
Item 15:	Disclosure Controls and Procedures	UK Annual Report Information—Corporate governance	39
Item 16A:	Audit Committee Financial Expert	UK Annual Report Information—Corporate governance—Financial expert	40
Item 16B:	Code of Ethics	UK Annual Report Information—Corporate governance—Developments in control processes	44
Item 16C:	Principal Accountant Fees and Services	Additional Information Required by Form 20-F—Principal accountant fees and services	129
PART III
Item 17:	Financial Statements	Not applicable	—
Item 18:	Financial Statements	Consolidated Financial Statements	130
Item 19:	Exhibits	Additional Information Required by Form 20-F—Exhibits	236

iii

TABLE OF CONTENTS

Presentation of Financial and Other Information
Non-GAAP Measures
Cautionary Note Regarding Forward-Looking Statements
Section I—UK Annual Report Information
Selected Financial Data
Operating and Financial Review
Corporate Governance
Directors and Senior Management
Report to Shareholders by the Board on Directors' Remuneration
Section II—Additional Information Required by Form 20-F
Exchange Rate Information
Risk Factors
Business Overview
Organisational Structure
Properties
Contractual Obligations and Other Commercial Commitments
Employees
Major Shareholders
Related Party Transactions
Legal Proceedings
Dividend Policy
Significant Changes
Share Price History
Ordinary Shares, Memorandum and Articles of Association
Material Contracts
Exchange Controls
Taxation
Documents on Display
Principal Subsidiary and Associated Undertakings
Risk Management
Principal Accountant Fees and Services
Section III—Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
Consolidated Profit and Loss Account
Balance Sheets
Consolidated Cash Flow Statement
Reconciliation of Net Cash Flow to Movements in Net Monetary Funds/(Debt)
Consolidated Statement of Total Recognised Gains and Losses
Reconciliation of Movements in Equity Shareholders' Interests
Notes to the Accounts
Glossary of Terms
Exhibits
Signatures

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        In this report, the terms 'we', 'us', 'our', 'the Group', 'Marconi Corporation' and 'the Company' refer to Marconi Corporation plc and its subsidiaries and joint ventures, as the context requires. Marconi Corporation plc is incorporated as a public limited company under the laws of England and Wales.

        We state our financial statements in United Kingdom (UK) pounds sterling. In this report, references to pounds sterling, pounds or £ and to pence or p are to the currency of the UK, references to euro or € are to the common legal currency of the members of the European monetary union, and references to United States (US) dollars, US$ or $ are to the currency of the United States of America (USA or US).

        Some of the market share information and other statements in this report regarding our position relative to our competitors with respect to the manufacture or distribution of particular products are not based on published statistical data or information obtained from independent third parties. Rather, such information and statements reflect our management's best estimates based upon information obtained from our customers and from trade and business organizations and associations and other contacts within the industries in which we compete. Unless otherwise specified or the context otherwise requires, market share and market data are based on fiscal 2005 sales.

        Our fiscal year ends on 31 March. Unless otherwise specified, all references in this annual report to our fiscal year refer to a twelve-month financial period ended 31 March. For example, fiscal 2005 represents the fiscal year beginning on 1 April 2004 and ended on 31 March 2005.

        The consolidated financial statements contained in this report have been prepared in accordance with accounting principles generally accepted in the UK, known as UK GAAP.

        Various amounts and percentages set forth in this report may have been rounded and, accordingly, may not total.

NON-GAAP MEASURES

        We use a number of non-GAAP performance measures in addition to GAAP performance measures in order to provide readers with a better understanding of the underlying performance of our business, and to improve comparability of our results for the periods concerned. Furthermore, such measures are consistent with those used internally by management to assess the performance of each of its businesses and to allocate resources. Where such non-GAAP performance measures are given, this is clearly indicated and the comparable GAAP measure is also given.

        The non-GAAP measures that we use are:

  •
  Adjusted cost of sales;

  •
  Adjusted gross profit;

  •
  Adjusted gross margin %;

  •
  Adjusted operating expenses;

  •
  Adjusted operating profit/(loss);

  •
  Adjusted profit/(loss) per share; and

  •
  Adjusted R&D expenditure;

  •
  Adjusted operating cash flow.

        An explanation of each of these measures is provided below:

        Adjusted cost of sales and adjusted gross profit are stated before operating exceptional items as defined by UK GAAP (i.e. items which derive from events or transactions that fall within the ordinary activities of the Group but which require separate disclosure by virtue of their size or incidence). We believe that using these adjusted measures after the exclusion of exceptional items (which may vary significantly each year) provides a more accurate comparison of the underlying performance of our operating units, which in turn allows for a better understanding of actual trading performance and is thus more useful for evaluating the business on an ongoing basis. A reconciliation of cost of sales to adjusted cost of sales is presented in the 'Operating and Financial Review' in the table captioned 'Group Key Figures—Continuing Operations' on page 12. A reconciliation of gross profit to adjusted gross profit is presented in the same table captioned 'Group Key Figures—Continuing Operations' on page 12.

        Adjusted gross margin % is calculated as adjusted gross profit divided by sales multiplied by 100.

        Adjusted operating expenses is calculated as operating expenses before operating exceptional items (see above), goodwill amortisation and share option costs.

        Adjusted operating profit/(loss) is calculated as operating profit/(loss) before operating exceptional items (see above), goodwill amortisation and share option costs.

        We believe that adjusted operating expenses and adjusted operating profit/(loss) are also more representative of the underlying performance of the operating units and are thus more useful for evaluating the business on an ongoing basis. These measures eliminate operating exceptional items (see above) and non-cash costs that are controlled centrally and are therefore more representative of the underlying performance of the operating units. Management reviews the performance of the operating units on this basis. In Note 2 to the consolidated financial statements included herein and the operating and financial review, where we present adjusted operating loss by segment we refer to this as segment adjusted operating loss. A reconciliation of adjusted operating expenses to operating expenses is presented in the 'Operating and Financial Review' in the table captioned 'Operating expenses' on page 16 and a reconciliation of operating loss to adjusted operating loss is presented in the table captioned 'Operating (loss)/profit' on page 17.

        Adjusted profit/(loss) per share is calculated as profit/(loss) before the impact of operating exceptional items (see above), non-operating exceptional items (as defined by UK GAAP), goodwill amortisation and, in fiscal 2004, the write off of capitalised losses on swaps in connection with our financial restructuring and an exceptional tax credit. We present an adjusted profit/(loss) per share in order to highlight the underlying performance of the Group. Operating and non-operating exceptional items (see above), including exceptional tax credits, are eliminated as these may vary significantly year-on-year. Goodwill amortisation is also excluded in order to better represent the results of actual trading performance. We believe that this is the most appropriate measure to evaluate the Group on an ongoing basis. A reconciliation of adjusted profit/(loss) per share to basic profit/(loss) per share is presented in the 'Operating and Financial Review' in the section captioned 'Profit per Share' on page 22.

        Adjusted operating cash flow is operating cash flow before exceptional items is calculated as operating cash flow before operating exceptional items as defined above. For the reasons noted above, we believe that operating cash flow before operating exceptional items is more representative of the underlying performance of the business and is thus more useful for evaluating the business on an ongoing basis. A reconciliation of operating cash flow to operating cash flow before exceptional items is presented in the 'Operating and Financial Review' in the section captioned 'Cash flow' on page 32.

        Adjusted R&D expenditure is calculated as R&D expenditure stated before share option costs.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This annual report contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 concerning our business, operations and financial performance and condition as well as for our plans and objectives for our business operations and financial performance and conditions. You can identify these statements by words such as "aim", "anticipate", "assume", "believe", "could", "due", "estimate", "expect", "goal", "intend", "may", "objective", "plan", "positioned", "should", "target", "would", and other similar expressions which are predictions of or indicate future events and future trends. These forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance and condition or achievements to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include, but are not limited to, the risks described under the caption "Risk Factors", as well as the risks set forth below:

  •
  Failure of our business plan to be implemented successfully and, if implemented successfully, failure of our business plan to be effective;

  •
  Material inaccuracies, errors or misjudgments concerning the assumptions underlying our business plan;

  •
  Adverse changes or uncertainties in general economic conditions and business conditions in the markets we serve;

  •
  Continued overcapacity in the market for telecommunications and fluctuations in market demand for telecommunications products;

  •
  Loss of customers, in particular loss of key customers, or failure to attract new customers;

  •
  Failure to maintain competitiveness;

  •
  Adverse changes in the markets for our products, including as a result of increased competition and consolidation in the highly competitive international markets for telecommunications products, or a change in the technology used as the industry standard or as the technology of choice of customers;

  •
  Major disruption of production at our facilities or the facilities from which we source components or products;

  •
  Any significant or large-scale employee or management turnover;

  •
  Changes in environmental, tax and other laws and regulations which, among other things, could cause us to incur substantial additional capital expenditures and operational and maintenance costs;

  •
  Adverse changes in foreign exchange rates;

  •
  Adverse results in litigation;

  •
  Terrorism and acts of war;

  •
  Occurrence of any other developments adversely affecting our liquidity, results of operations or our ability to continue as a going concern.

SECTION I—UK ANNUAL REPORT INFORMATION

SELECTED FINANCIAL DATA

        The selected historical consolidated financial information presented below as at and for each of the five years ended 31 March 2001 through 2005 has been derived from the Group's audited consolidated financial statements prepared in accordance with UK GAAP and audited US GAAP reconciliations.

        The Group results presented below in accordance with UK GAAP include the results of the Continuing and Discontinued Operations unless otherwise indicated. Under US GAAP, the results of Discontinued Operations are presented separately and are excluded from the operating results set out below for all years presented. Further information about the Group's Discontinued Operations is set out in the 'Operating and Financial Review' under the caption 'Review of Discontinued Operations' on page 16.

        The information set forth below is not necessarily indicative of future results and should be read in conjunction with the audited consolidated financial statements and accompanying notes included elsewhere in this annual report and with the information set forth in the 'Operating and Financial Review'.

	Fiscal
(in million, except per share data)
	2005		2005		2004	2003	2002	2001
	($)(6)		(£)		(£)	(£)	(£)	(£)
AMOUNTS IN ACCORDANCE WITH UK GAAP:
Turnover
Group	2,525		1,337		1,558	2,002	4,310	6,653
Share of joint ventures	—		—		—	—	257	289

Total	2,525		1,337		1,558	2,002	4,567	6,942

Group operating (loss)/profit
Excluding goodwill amortisation and exceptional items(1)	2		1		(62)	(308)	(474)	732
Group operating (loss)/profit	(187)		(99)		(241)	(729)	(6,115)	29

Group (loss)/profit on ordinary activities before taxation
Excluding goodwill amortisation and exceptional items(1)	(57)		(30)		(187)	(599)	(674)	653
Group (loss)/profit on ordinary activities before taxation	(51)		(27)		(171)	(1,328)	(5,865)	(56)

Net income from Continuing Operations	(147)		(78)		(227)	(1,121)	(5,552)	(482)

Group retained profit/(loss)	40		21		(153)	(1,144)	(6,076)	(273)

Earnings/(loss) per share
Continuing Operations:
Adjusted, excluding goodwill amortisation and exceptional items(1)	18.5c		9.8p		(60.2)p	(95.4)p	(111.6)p	28.4p
Basic	(72.0	)c	(38.1	)p	(91.1)p	(195.6)p	(968.6)p	(84.7)p
Diluted	(68.0	)c	(36.0	)p	(91.1)p	(195.6)p	(968.6)p	(84.7)p

Discontinued Operations:
Adjusted, excluding goodwill amortisation and exceptional items(1)	(1.9)c		(1.0)p		6.0p	9.4p	(2.4)p	51.1p
Basic	91.5c		48.4p		29.7p	(4.0)p	(91.4)p	36.7p
Diluted	86.4c		45.7p		29.7p	4.0p	(91.4)p	36.7p

Equity dividends	—		—		—	—	—	—
Per share	Nil		Nil		Nil	Nil	Nil	Nil

Goodwill	569		301		436	597	877	5,395
Fixed assets	219		116		148	243	522	1,142
Investments	15		8		9	63	250	591

	803		425		593	903	1,649	7,128
Stocks and contracts in progress	306		162		174	234	720	1,721
Debtors	740		392		393	613	1,504	2,735
Net monetary funds/(debt)(2)	561		297		214	(3,617)	(3,335)	(3,782)

Total assets	2,410		1,276		1,374	(1,867)	538	7,802
Total liabilities(3)	(1,645)		(871)		(1,022)	(1,465)	(2,554)	(3,368)

Net assets/(liabilities)	765		405		352	(3,332)	(2,016)	4,434

Financed by:
Equity shareholders' interests	763		404		350	(3,335)	(2,028)	4,419
Minority interests	2		1		2	3	12	15

	765		405		352	(3,332)	(2,016)	4,434

AMOUNTS IN ACCORDANCE WITH US GAAP:
Revenues from Continuing Operations	2,399	1,270	1,244	1,598	2,615	4,011
Amortisation of goodwill and intangible assets (including joint ventures)	(81)	(43)	(43)	(43)	(43)	(43)
Operating loss(4)	(172)	(91)	(222)	(538)	(3,502)	(108)
Tax credit/(charge)	91	48	24	209	471	(17)
Group net income/(loss)	221	117	2,765	(1,167)	(6,359)	194
Earnings/(loss) per share	1.08	0.57	10.92	(2.04)	(11.10)	0.07

Total assets	2,984	1,580	1,897	3,112	5,402	11,394
Total liabilities	(1,717)	(909)	(1,285)	(6,443)	(7,347)	(6,921)
Long term liabilities	(42)	(22)	(264)	(30)	(2,195)	(2,267)
Net assets/(liabilities)	1,267	671	612	(3,331)	(1,945)	4,473

Shares issued and outstanding (millions)(5)	209	209	200	573	573	573

Notes

1.
Excluding share of joint ventures.

2.
Net monetary funds/(debt) are as described in note 24 to the audited consolidated financial statements.

3.
Liabilities include retirement benefit scheme surpluses and deficits.

4.
Excluding operating (loss)/income from Discontinued Operations.

5.
Shares issued and outstanding at 31 March 2005 and 2004 are after the one-for-five share consolidation that occurred in September 2003.

6.
Our consolidated financial statements are presented in millions of UK pounds sterling. US dollar amounts in this table are presented solely for the convenience of the reader at the rate of £1.00=US$1.8888, the noon buying rate for cable transfers as reported by the Federal Reserve Bank of New York on 31 March 2005. These translated amounts should not be construed as representations that the UK pounds sterling amounts could have been, or could in the future, be converted into US dollars at this or any other exchange rate.

OPERATING AND FINANCIAL REVIEW

Our business, organisation and outlook

        Marconi is a global provider of telecommunications equipment and services, supporting customers in Europe, the Middle East and Africa, North America, Asia Pacific and Central and Latin America.

        Our customers include a number of the leading telecommunications operators and internet services providers throughout the world, with whom we have a large base of installed equipment. We also supply private communications networks and services to certain large corporations, government departments and agencies, utilities and educational institutions.

        From the beginning of fiscal 2005, we introduced a new management structure which split our continuing business into three segments:

  •
  Optical and Access Networks;

  •
  Broadband Routing and Switching (BBRS); and

  •
  Network Services.

        Optical and Access Networks comprises the activities of our Optical Networks and Access Networks businesses, which also includes our payphones and interactive systems activities previously reported under Other Network Equipment. Optical and Access Networks comprises the design and supply of communications systems that transmit and switch voice, data and video traffic predominantly in public networks. BBRS comprises the equipment and services activities of our North American based business which designs and supplies routing and switching products for the transmission of voice, data and video in both public and private networks. Network Services comprises the activities of our Installation, Commissioning and Maintenance (IC&M) and Value Added Services (VAS) businesses. Network Services generally comprises activities that supply a broad range of communications support services to telecommunications operators as well as selected large enterprises and government agencies.

        The previous structure had been adopted to comply with the requirements of our Loan Notes, which required segmentation along certain geographic lines. Comparative information for fiscal 2004 and fiscal 2003 has been restated to reflect the new segments.

        In fiscal 2005, we completed the disposal of our Outside Plant and Power (OPP) business. The sales and operating results for this business are reported under Discontinued Operations. For fiscal 2004 and fiscal 2003, Discontinued Operations also comprise our former North American Access business (NAA) (sold in February 2004) and the Mobile Communications businesses, which primarily relates to the Strategic Communications business (sold in August 2002) and the Medical, Data and Commerce Systems businesses.

Business organisation

        On 6 May 2005, we announced changes to our organisation structure that will ensure the Group remains focused on delivering its commitments to customers whilst improving its competitiveness.

        Marconi's product units have now been combined with its regional business organisations in order to create geographic centres of excellence based on the different product groupings. Marconi will continue to market its full product range on a global basis. The four new business groups are:

  •
  SoftSwitch (Northern Europe);

  •
  Wireless (Central Europe);

  •
  Optical and Access Networks (Southern Europe); and

  •
  Data Networks (North America).

        Each of these groups will continue to provide its customers with network integration and installation, commissioning and maintenance services.

        Our strong VAS business will continue to offer end-to-end services solutions to enterprise customers. The Asia Pacific and Middle East regional business areas will continue as sales and service channels for the regional product businesses.

        Combining the product organisations with the regional businesses will enable the Group to dismantle much of the current UK based central operations organisation leading to significant cost savings. In addition, overhead cost reduction initiatives across all of the Group's other business functions are being instigated. Associated with this, in addition to pre-existing cost reduction plans in BBRS and payphones, we announced a proposed headcount reduction of up to 800 jobs in the UK.

        This operating and financial review is written on the basis of our segments as at 31 March 2005. There are minimal changes to the way we will report our segments as a result of the new organisation, which is effective from the first quarter of fiscal 2006.

Outlook

        Following BT's announcement on preferred suppliers for its 21CN project, we currently expect a reduction in BT revenues from equipment sales and associated services in the order of £50 million in fiscal 2006 compared to fiscal 2005.

        More generally, pricing pressure remains fierce across products and services and this, together with a changing business mix, will impact gross margins in fiscal 2006.

        Despite this, overall we currently expect fiscal 2006 revenues will be at a similar level to fiscal 2005, based on continuing high levels of customer interest, tender activity and trials across our products as well as services.

        We continue to target business cost reductions to counter the pricing pressures we are seeing, as follows:

  •
  we continue to migrate more of our outsourced manufacturing to lower cost locations. The business organisation announced in May 2005 (which devolves supply chain, R&D and product management to our regional businesses) is expected to begin generating headcount and associated cost savings from the second half of fiscal 2006. In addition, further business cost reductions and efficiency gains are expected from other existing initiatives. As a result, we expect to achieve overall cost savings, on an annualised basis, of approximately £50 million compared to fiscal 2005. Around half of this amount is expected to be realised in fiscal 2006. The restructuring cash costs of achieving the necessary headcount and associated cost savings are expected to be approximately £55 million, including cash related to existing restructuring provisions. Of these cash costs, we expect to incur approximately £45 million in fiscal 2006. As a result, we currently estimate that the profit and loss charge for restructuring in fiscal 2006 will be approximately £36 million;

  •
  beyond fiscal 2006 we expect to achieve supply chain cost savings of up to £25 million on an annualised basis, as we introduce competitive sourcing amongst our outsourced manufacturing partners and implement free market agreements, which will allow Marconi to source products from the lowest cost suppliers;

  •
  overall, we expect the areas above will result in cost savings of £50 million per annum from fiscal 2007; and

  •
  we are focusing our research and development (R&D) expenditure on those products which we see as having the highest sales growth and profit potential. We are also maintaining our commitment to product roadmaps and features which our customers require. As a result, R&D expenditure is expected to show a modest reduction as we will no longer be developing BT-specific features for the Impact SoftSwitch.

        In light of the above we currently expect to see continuing progress in fiscal 2006.

Strategic options

        We announced on 3 May that we would continue to pursue all strategic options with the objective of maximising shareholder value. Whilst there is no further update that we are in a position to communicate to shareholders at the date of this report, we did announce on 8 August that these options include, amongst a range of alternatives, discussions with third parties about potential business combinations. These discussions are at a preliminary stage and there can be no assurance that an offer will ultimately take place.

Market environment

        Market conditions in 2005 remain difficult as vendors continue to fight for market share. Price pressure has increased as market entrants to Europe seek to build their global presence, fuelling competition with low-cost hardware and software. Operators are also contributing to this trend, showing increased use of competitive procurement methods.

        Our customers' capital expenditure constraints eased slightly in the year. We saw increased order and tender activity as operators began to plan investments in next-generation internet protocol (IP) networks to eventually replace traditional, higher-cost TDM networks. This is opening up a number of opportunities for vendors around the world, with both incumbents and competitive national operators. We expect successful initial deployment of IP networks to lead to an eventual increase in investment in the industry.

        The two underlying drivers of growth are the take-up of mobile and broadband services. Both of these are strong drivers for investment as operators compete to deploy new services to their end customers. Around the world, consumers and small businesses alike are increasingly choosing to use mobile for voice and broadband for internet access, in preference to the traditional fixed-line service.

        The end customer requirement for increased capacity at lower cost is forcing operators to re-examine their cost base and develop new services. Although this is good news for the deployment of lower-cost next-generation equipment which can address the needs of operators as they respond to their customers' requirements, we expect operators to continue to demand that any new investments generate a significant return on investment over the life of the network.

Operating review

Basis of preparation

        Our consolidated financial statements included in this report have been prepared in accordance with accounting principles generally accepted in the UK (UK GAAP). The discussion and analysis below of our consolidated results of operations and financial condition are based upon these financial statements.

        In recent years, as a result of its financial restructuring, the Group incurred significant exceptional items and recorded a substantial impairment of goodwill. In order to present more clearly the underlying business in this Operating and financial review, management presents and focuses its commentary on adjusted gross margins, adjusted operating losses and adjusted cash flows* after removing the impact of these material items.

*
See 'Non-GAAP measures' on page 3.

Foreign exchange impact

        We have significant translation exposure to foreign exchange movements as approximately 12% of our sales are derived in US Dollars and 38% in Euros. The average Pound Sterling/US Dollar exchange rate has moved from 1.7023 for fiscal 2004 to 1.8504 for fiscal 2005. The average Pound Sterling/Euro exchange rate has moved from 1.4435 for fiscal 2004 to 1.4632 for fiscal 2005. If we had applied the rates for fiscal 2005 to the Group operating loss before goodwill and exceptional items for fiscal 2004, the loss would have increased by £1 million.

Consolidated Results

Group Key Figures—Continuing Operations

        The table below sets forth the key figures relating to the operating performance of our Continuing Operations for fiscal 2005, 2004 and 2003.

	2005					2004		2003
	Q1	Q2	Q3	Q4	FY	FY Pro forma(1)	FY Actual	FY Actual
£ million
Sales	289	305	330	346	1,270	1,244	1,244	1,598
Adjusted cost of sales(2)*	(196)	(204)	(221)	(236)	(857)	(866)	(893)	(1,263)

Adjusted gross profit(2)*	93	101	109	110	413	378	351	335
Adjusted gross margin*	32.2%	33.1%	33.0%	31.8%	32.5%	30.4%	28.2%	20.9%
Exceptional credit/(charge) to cost of sales(3)	1	3	1	—	5	9	9	(21)

Gross profit	94	104	110	110	418	387	360	314

Gross margin	32.5%	34.1%	33.3%	31.8%	32.9%	31.1%	28.9%	19.6%
Research and development	(44)	(47)	(48)	(42)	(181)	(200)	(174)	(286)
Sales and marketing	(34)	(34)	(34)	(34)	(136)	(152)	(165)	(228)
General and administration	(18)	(18)	(17)	(16)	(69)	(86)	(72)	(104)
Other operating income/(expense)	—	—	—	1	1	5	5	(1)

Adjusted operating expenses(4)*	(96)	(99)	(99)	(91)	(385)	(433)	(406)	(619)

Adjusted operating (loss)/profit(5)*	(3)	2	10	19	28	(55)	(55)	(284)
Operating exceptional items	1	2	(4)	(8)	(9)	(76)	(76)	(267)
Goodwill amortisation	(22)	(22)	(23)	(22)	(89)	(87)	(87)	(83)
Share option costs	(10)	(7)	(4)	(4)	(25)	(31)	(31)	—

Operating loss	(34)	(25)	(21)	(15)	(95)	(249)	(249)	(634)

Discontinued Operations	—	(4)	—	—	(4)	8	8	(95)

Group operating loss	(34)	(29)	(21)	(15)	(99)	(241)	(241)	(729)

(1)
Pro forma numbers are presented after the effect of the cost reclassification explained on page 23.

(2)
Adjusted cost of sales and adjusted gross profit* are stated after cost reclassification and before exceptional items explained on pages 3 and 23.

(3)
In fiscal 2005, £2 million of the exceptional credit to cost of sales related to amounts received for stock that was utilised and was previously fully provided for through an exceptional charge under UK GAAP. The remaining £3 million in fiscal 2005, and the £9 million credit in 2004 related to the release of liability provisions held against onerous supply contracts. In fiscal 2003, £21 million was the net amount charged in relation to our outsourcing arrangement with Jabil.

(4)
Adjusted operating expenses* are stated after cost reclassification and before share option costs, exceptional items and goodwill amortisation.

(5)
Adjusted operating profit* is stated before share option costs, exceptional items and goodwill amortisation.

*
See 'Non-GAAP measures' on page 3.

Continuing Operations overview

        During fiscal 2005, sales from Continuing Operations increased by £26 million from fiscal 2004 to £1,270 million. This was predominantly due to growth in the access market as customers rolled out their mobile and broadband access networks.

        As a result, sales in Europe, the Middle East and Africa for fiscal 2005 increased by £84 million to £1,021 million, which represented 80% of our sales from Continuing Operations (2004: 75%, 2003: 71%).

        North American sales reduced by £39 million to £136 million, predominantly in BBRS as US Federal Government spending was diverted to other activities during the year. North American sales amounted to 11% of sales from Continuing Operations (2004: 14%, 2003: 15%).

        Sales in the Asia Pacific region reduced by £31 million to £76 million and represented 6% of sales from Continuing Operations (2004: 9%, 2003 10%).

        The following table sets out the geographic breakdown of our sales from Continuing Operations for fiscal 2005, 2004 and 2003:

£ million	2005		2004		2003
Europe, the Middle East and Africa	1,021	80%	937	75%	1,132	71%
North America	136	11%	175	14%	244	15%
Asia Pacific	76	6%	107	9%	162	10%
Central and Latin America	37	3%	25	2%	60	4%

Total	1,270	100%	1,244	100%	1,598	100%

        We continued to make progress during fiscal 2005 on improving our gross profit and achieved an adjusted gross margin* of 33.1% and 33.0% in the second and third quarters respectively. Gross margin also improved in the second and third quarters at 34.1% and 33.3% respectively. Whilst we delivered improved adjusted gross margin* and gross margin in Optical and Access Networks in the first nine months of fiscal 2005, price pressure intensified towards the end of fiscal 2005 and this curtailed further gross margin improvement. Adjusted gross margin* for fiscal 2005 was 32.5% and gross margin was 32.9%. The improvement in adjusted gross margin* from 20.9% in fiscal 2003 to 28.2% in fiscal 2004 reflects cost reductions following our continued rightsizing of the services organisation and rationalisation and procurement initiatives driven by supply chain management.

        The adjusted operating profit* of £28 million in fiscal 2005 was an improvement of £83 million over the £55 million adjusted operating loss incurred in fiscal 2004. Adjusted operating profit* was achieved in each of the last three quarters of fiscal 2005, mainly due to increased volumes at improved margins.

        After share option costs, goodwill amortisation and exceptional items our operating loss from Continuing Operations was £95 million for fiscal 2005, with the quarterly profile reflecting a reduction in operating loss across each quarter of the year. This represents a significant reduction from an operating loss of £249 million in fiscal 2004 and £634 million in fiscal 2003, when exceptional costs in relation to our restructuring were significantly higher. The reduction of £385 million in operating loss from fiscal 2004 to 2003 also reflects decreased operating expenses following the headcount reductions, consolidation activities and site closures resulting from the restructuring.

*
See 'Non-GAAP measures' on page 3.

Book to bill

        Book to bill is the ratio of order intake divided by the level of sales in any given period. We continue to have a healthy order book, with a book to bill for fiscal 2005 of 1.01, consistent with the previous year (2004: 1.02, 2003: 0.88).

Key customer overview

        In fiscal 2005, our 10 largest customers were (in alphabetical order): BT, Deutsche Telekom, E-Plus, Metro City Carriers (Germany), O2, Telecom Italia, Telkom South Africa, Telstra, US Federal Government and Vodafone.

        In aggregate, these customers accounted for 57% of sales from Continuing Operations in fiscal 2005. The 10 largest customers accounted for 55% of sales from Continuing Operations in fiscal 2004 and 48% in fiscal 2003.

Sales to BT

        BT was our largest customer and accounted for 25% of sales from Continuing Operations in fiscal 2005 (2004: 25%, 2003: 21%).

        The breakdown of our revenues from BT in fiscal 2005, 2004 and 2003 is as follows:

	2005 £ million		2004 £ million		2003 £ million
Services, of which:		173		159		148
Cable services	101		83		72
IC&M and support	72		76		76
Optical		88		89		124
Legacy access		48		52		68
Broadband access		13		—		3

Total sales		322		300		343

        Of our total BT revenues of £322 million in fiscal 2005, £173 million was services revenues. The largest element of our services revenues for fiscal 2005 was the £101 million earned under our four-year frame services contract with BT Cable Services. The contract, which runs to 2008, involves the installation of fibre and copper services to residential and business users and is not directly associated with BT's 21CN project.

        The balance of our services revenues (£72 million) was for the installation, commissioning and support of optical, access and switching equipment.

        Our optical sales to BT are under a three-year frame contract, which guarantees Marconi a minimum of 70% of BT's transmission requirements until March 2006. Optical sales to BT in fiscal 2005 were £88 million.

        Broadband access rollout, which is also covered under our three-year frame contract with BT, accounted for £13 million of product sales in fiscal 2005, having increased to £7 million in the final quarter of the fiscal year. The contract with BT runs until August 2006.

        Legacy access products made up the balance of sales to BT in fiscal 2005 (£48 million).

        While it was announced on 28 April 2005 that Marconi has not been selected as a preferred supplier for BT's 21CN project, we expect to continue to supply products and services to BT under existing contracts.

Non-BT sales

        In fiscal 2005, non-BT sales increased to £948 million (2004: £944 million, 2003: £1,255 million). Sales of Optical and Access products grew 10% year-on-year and represented 54% of the non-BT revenues. Excluding BBRS, non-BT sales increased by 7% from £754 million to £808 million (2003: £1,039 million).

        The following table sets forth the breakdown of our non-BT sales on a percentage basis for fiscal 2005, 2004 and 2003:

	2005	2004	2003
	%	%	%
Optical and Access Networks	54	49	46
Network Services	31	31	36
BBRS	15	20	18

        With the exception of the US Federal Government, we saw spending increases by all of our 10 largest customers in fiscal 2005.

        In Northern Europe, the growth in European DSL rollout has fuelled deployment of our Access Hub with customers such as Bulldog (Cable & Wireless), while UK carrier customers such as Kingston, Jersey and Gamma Telecom have already deployed the Impact SoftSwitch in their networks. Optical customers include UK operators such as Energis as well as European operators such as KPN and Belgacom. In addition to our recently announced multi-vendor support contract with Energis, we also have ongoing support contracts with a number of UK operators.

        In Southern Europe, Telecom Italia is a major customer, with spending split evenly between optical and access equipment. The majority of our business continues to be under frame contracts covering SDH, access and optical DWDM. Vodafone is also an important customer, with their wireless traffic running on a Marconi optical backbone. We also continue to supply SDH and DWDM directly into Italian regional operators and indirectly into customers such as Telefónica through our distribution agreement with Ericsson.

        Our Central Europe business continues to be driven by demand from the German mobile operators as we build their fixed wireless access and optical networks. As a group, the German metro city carriers also represent a significant revenue stream and we have begun to see firm orders for our next-generation optical products from these customers. In addition, we also recently announced a frame contract with T-Com for the supply of 40Gbit/s optical DWDM and continue to provide them with our ServiceOn Access tool for the management of their access network.

        In the rest of Europe, the Middle East and Africa, we also saw increased deployment of access products by Telkom South Africa as they extended their broadband access coverage. We also continue to supply SDH into Scandinavian regional operators.

        Our VAS business is driven by long-term contracts for the build, maintenance and transformation of enterprise customer networks. We have announced a 13-year contract with Tube Lines and an 8-year contract with a Middle East government defence customer. Other contracts include those with Toll Collect in Germany (which runs to 2009), a number of Highways Agency contracts (which run to 2007) and a Network Rail frame contract (which runs to 2010).

        The US Federal Government remained one of our 10 largest customers in fiscal 2005. Although there has been some reduction of spend in recent quarters, switch and router sales and services contracts with the US Federal Government continue to be important contributors to overall sales.

        In Australia, we have a longstanding relationship with Telstra which has traditionally included SDH and network management. In the last few quarters, we have increased sales under our multi-year frame contracts for the supply and support of 10Gbit/s and 2.5Gbit/s optical networks.

Review of Discontinued Operations

        The Group disposed of its OPP business in September 2005, which generated sales of £67 million in fiscal 2005. During fiscal 2004, the Group disposed of its NAA business and, in fiscal 2003, disposed of the Strategic Communications business. These activities are shown as Discontinued Operations in the consolidated financial statements for all periods presented.

Operating expenses

        The following table sets forth the breakdown of operating expenses for fiscal 2005, 2004 and 2003:

	2005					2004		2003
£ million	Q1	Q2	Q3	Q4	FY	FY Pro forma	FY Actual	FY Actual
Research and development	44	47	48	42	181	200	174	286
Sales and marketing	34	34	34	34	136	152	165	228
General and administration	18	18	17	16	69	86	72	104
Net other operating (income)/expense	—	—	—	(1)	(1)	(5)	(5)	1

Adjusted operating expenses*	96	99	99	91	385	433	406	619
Exceptional charge to operating expenses(1)	—	1	5	8	14	85	85	246
Share options	10	7	4	4	25	31	31	—
Goodwill amortisation	22	22	23	22	89	87	87	83

Operating expenses—
Continuing Operations	128	129	131	125	513	636	609	948
Discontinued Operations	9	4	—	—	13	64	64	168

Group	137	133	131	125	526	700	673	1,116

(1)
Excludes exceptional cost of sales credits of £5 million in fiscal 2005 (2004: £9 million credit; 2003: £21 million charge). See the section captioned 'Operating exceptional costs' on page 18 for further details.

Adjusted operating expenses

        Adjusted operating expenses* have reduced to £385 million for fiscal 2005 from £433 million on a pro forma basis for fiscal 2004 and £619 million for fiscal 2003 as we saw the benefits of headcount reductions and other cost reduction initiatives, which we began to implement in 2004.

        During fiscal 2005, we increased R&D investment to support our next-generation product portfolio. At the same time, we were able to achieve R&D savings over the previous two years (2005: £181 million, 2004: £200 million on a pro forma basis, 2003: £286 million as reported). This efficiency in R&D spend was the result of rationalisation of R&D locations and streamlining of R&D programmes.

        The following table reconciles R&D costs to adjusted R&D costs:

	2005	2004
			2004	2003
		Pro forma
£ million			Actual	Actual
Adjusted R&D costs	181	200	174	286
Share option costs	1	1	2	—

R&D costs	182	201	176	286

*
See 'Non-GAAP measures' on page 3.

        An analysis of R&D spend by product area as a percentage of total adjusted R&D expenditure* (stated before share option costs) for the last three fiscal years is shown below:

	2005	2004(1)	2003
Optical Networks	43%	42%	44%
Access Networks	36%	33%	25%
BBRS	18%	20%	24%
Network Services	3%	5%	7%

(1)
Presented on a pro forma basis.

        Sales and marketing expenses remained stable at £34 million per quarter throughout fiscal 2005. This was a result of new investments for customer trials being offset by savings achieved in other areas. The decline in sales and marketing expenses from fiscal 2003 to fiscal 2004 reflects the impact of headcount reductions and the rationalisation of sales offices worldwide.

        Quarterly general and administration (G&A) costs have declined over fiscal 2005 (from £18 million in the first quarter to £16 million in the final quarter) as we saw efficiency improvements over the previous year. Total G&A costs for fiscal 2005 were £69 million. This represents a £17 million reduction on the previous year on a pro forma basis. The reduction in G&A costs in fiscal 2004, compared to fiscal 2003, related to headcount reductions, the relocation of our UK Head Office and reduced expenditure on professional fees incurred in the normal course of business.

Operating (loss)/profit

        The following table sets forth the breakdown of operating (loss)/profit for fiscal 2005, 2004 and 2003:

	2005					2004		2003
£ million	Q1	Q2	Q3	Q4	FY	FY Pro forma	FY Actual	FY Actual
Optical and Access Networks(1)	(8)	(4)	11	21	20	(68)	(80)	(216)
BBRS	8	11	3	3	25	44	44	31
Network Services(1)	5	3	4	3	15	9	21	—
Central costs	(8)	(8)	(8)	(8)	(32)	(35)	(35)	(56)
Other	—	—	—	—	—	(5)	(5)	(43)

Adjusted operating (loss)/profit*	(3)	2	10	19	28	(55)	(55)	(284)
Operating exceptional items	1	2	(4)	(8)	(9)	(76)	(76)	(267)
Share option costs	(10)	(7)	(4)	(4)	(25)	(31)	(31)	—
Goodwill amortisation	(22)	(22)	(23)	(22)	(89)	(87)	(87)	(83)

Operating loss—
Continuing Operations	(34)	(25)	(21)	(15)	(95)	(249)	(249)	(634)
Discontinued Operations	—	(4)	—	—	(4)	8	8	(95)

Group	(34)	(29)	(21)	(15)	(99)	(241)	(241)	(729)

(1)
The cost reclassification described on page 23 has been included in these figures, the effect of which was to reduce the operating loss for Optical and Access Networks by £3 million and reduce the operating profit in Network Services by £3 million for each quarter of fiscal 2004.

*
See 'Non-GAAP measures' on page 3.

Adjusted operating profit/(loss)

        Adjusted operating profit* in fiscal 2005 amounted to £28 million, a significant improvement from the £55 million loss incurred in fiscal 2004. All segments have achieved an adjusted operating profit* in the year and central costs reduced due to cost reduction initiatives which we began to implement in the previous year. The significant reduction in adjusted operating loss in fiscal 2004 compared to fiscal 2003 was achieved by the cost reduction initiatives to improve gross profit and lower operating costs, particularly R&D and sales and marketing expenses. Operating loss is discussed below.

Operating exceptional costs

        Operating exceptional costs for fiscal 2005 were £9 million, significantly reduced from £76 million in fiscal 2004 and £267 million in fiscal 2003. We continued to implement restructuring plans in fiscal 2005, incurring employee severance costs of £20 million (2004: £64 million; 2003: £104 million), a net nil charge (2004: £12 million; 2003: £165 million) for site rationalisation and other restructuring costs and a £4 million credit in respect of the release of liability provisions associated with the Group's financial restructuring. Cost of sales credits of £5 million (2004: £9 million; 2003: £19 million) relate primarily to proceeds for stock previously provided and subsequently utilised by Jabil. In 2003, stock credits of £19 million were offset by rationalisation costs of £40 million associated with the outsourcing of manufacturing operations to Jabil. Other exceptional items in 2003 related primarily to the impairment of fixed assets and investments. Note 4a to the consolidated financial statements provides further analysis.

Share option costs

        Share option costs are charged to the profit and loss account over the life of the plans as performance targets are expected to be met. Our current share option plans have five performance targets, each having a period in which the options over shares will vest.

        The overall impact from 1 April 2005 through to fiscal 2007 is expected to be £59 million under UK GAAP. Costs in fiscal 2005 reduced to £25 million (2004: £31 million; 2003: £nil million), as the fourth performance target was achieved. We continue to accrue costs related to the fifth performance target.

Goodwill amortisation

        Goodwill amortisation remained broadly stable at £89 million in fiscal 2005 and 2004, compared to £83 million in fiscal 2003.

Operating loss

        In fiscal 2005 the operating loss from Continuing Operations was £95 million. This represented a decrease in operating loss compared with £249 million recorded in fiscal 2004 and £634 million in fiscal 2003, when operating exceptional items from our restructuring were significantly higher.

        The operating loss from Discontinued Operations was £4 million in fiscal 2005 compared with £8 million profit in fiscal 2004 and a loss of £95 million in fiscal 2003.

*
See 'Non-GAAP measures' on page 3.

Loss on ordinary activities before taxation

Joint ventures and associates

        During fiscal 2005, operating profits in respect of joint ventures and associates were £nil. In fiscal 2004, operating losses in respect of joint ventures and associates amounted to £13 million, relating primarily to our share of operating losses and related goodwill amortisation in Confirmant Limited and Easynet Group plc. In fiscal 2003, operating losses in respect of joint ventures and associates amounted to £129 million. This also mainly comprised the Group's share of the operating losses, operating exceptional items, goodwill amortisation and impairment charges of Confirmant and Easynet. The Group also recorded a £14 million gain on cessation of its joint venture investment in Ultramast Limited through a capital reduction.

Non-operating exceptional items

        Non-operating exceptional items amounted to a £103 million gain in fiscal 2005 due to the profit on disposal of OPP. A £177 million gain was recorded in fiscal 2004, principally due to gains on disposals in fiscal 2003 and fiscal 2004 (North American Access, Easynet Group plc and other fixed asset investments), and a £141 million gain in fiscal 2003, principally due to a £123 million release of a provision, following the agreement that the potential Employee Share Option Plan (ESOP) derivative litigation would be settled on 19 May 2003.

Interest and finance expenditure/(income)

        In fiscal 2005, net interest amounted to £nil. This compared with a net £35 million of interest paid in fiscal 2004, principally related to the Loan Notes issued in connection with our financial restructuring, which were fully redeemed in the second quarter of the year. Net interest paid for fiscal 2003 was £242 million, reflecting the higher level of debt prior to the financial restructuring.

        Net finance expenditure of £31 million in fiscal 2005 arose principally from the premium payable on the redemption of the Loan Notes. In fiscal 2004 net finance expenditure totalled £82 million due to an exceptional write off of capitalised losses arising from our financial restructuring. In fiscal 2003, net finance charges amounted to £14 million, including net pension charges of £6 million and a loss on unhedged foreign exchange borrowings of £11 million.

Profit/(loss) on ordinary activities after taxation

        The following table sets forth the breakdown of profit/(loss) on ordinary activities after taxation for fiscal 2005, 2004 and 2003:

	2005					2004	2003
£ million	Q1	Q2	Q3	Q4	FY	FY	FY
Group operating loss	(34)	(29)	(21)	(15)	(99)	(241)	(729)
Share of operating loss of joint ventures	—	—	—	—	—	(2)	(40)
Share of operating loss of associates	—	—	—	—	—	(11)	(89)

Total operating loss	(34)	(29)	(21)	(15)	(99)	(254)	(858)
Non-operating exceptional items	—	103	—	—	103	177	141
Amounts written off investments	—	—	—	—	—	(2)	(40)
Gain on waiver of balance payable to M (2003) plc group	—	—	—	—	—	25	(315)
Net interest (payable)/receivable	(2)	(1)	1	2	—	(35)	(242)
Net finance expenditure	(3)	(26)	—	(2)	(31)	(82)	(14)

(Loss)/profit on ordinary activities before taxation	(39)	47	(20)	(15)	(27)	(171)	(1,328)
Taxation	3	(22)	(1)	68	48	19	185

(Loss)/profit on ordinary activities after taxation	(36)	25	(21)	53	21	(152)	(1,143)

Equity minority interests	—	—	—	—	—	(1)	(1)

(Loss)/profit on ordinary activities attributable to equity shareholders and retained (loss)/profit for the period	(36)	25	(21)	53	21	(153)	(1,144)

Basic profit/(loss) per share					10.3p	(61.4p )	(199.6p )
Diluted basic profit/(loss) per share					9.7p	(61.4p )	(199.6p )
Adjusted profit/(loss) per share*					8.8p	(54.2p )	(86.0p )

        The loss on ordinary activities before taxation amounted to £27 million in fiscal 2005 compared to a loss of £171 million in the previous year and £1,328 million in fiscal 2003.

Taxation

        In fiscal 2005, the Group's tax credit on ordinary activities to the profit and loss account was £48 million (2004: £19 million credit; 2003: £185 million credit). The net tax credit in fiscal 2005 was mainly due to the release of tax provisions of £33 million in respect of prior years following progress to resolve historic US and UK tax issues and audits and a credit of £18 million for US and UK tax refunds, offset by a charge of £3 million for the year.

        In fiscal 2004, the net tax credit of £19 million was mainly due to the release of tax provisions of £20 million in respect of prior years following the Marconi Corporation plc Scheme of Arrangement, the release of deferred tax provisions of £6 million and current tax provisions and refunds of £5 million (including joint ventures and associates). These were offset by a tax charge of £8 million on the disposal of the NAA business and tax charges for those territories incurring tax payments.

        The fiscal 2003 tax credit of £185 million was primarily due to the release of tax provisions in respect of prior years following progress to resolve historic US and UK tax issues and audits. This included a repayment in the UK of £45 million related to tax returns from prior years.

*
See 'Non-GAAP measures' on page 3.

        As previously disclosed, there is ongoing tax litigation with the Indian tax authorities. Marconi has sought leave to appeal against the high court decision to the Indian supreme court and is currently waiting to hear the outcome of its application. A potential cash outflow of £6 million for tax and related interest is at risk. For further details see note 30(k) to the consolidated financial statements on page 217.

Returns to shareholders

Profit on ordinary activities attributable to equity shareholders

        After accounting for taxation, the profit on ordinary activities attributable to equity shareholders and retained for fiscal 2005 was £21 million compared to a loss of £153 million in fiscal 2004 and a loss of £1,144 million in fiscal 2003.

Profit per share

        The basic profit per share, which includes goodwill amortisation and exceptional items, was 10.3p for fiscal 2005. The diluted profit per share was 9.7p. In the previous two fiscal years the effect of share options was anti-dilutive, such that the basic and diluted loss per share was 61.4p in fiscal 2004 and

199.6p in fiscal 2003. The adjusted profit per share* excluding goodwill amortisation and exceptional items was 8.8p for fiscal 2005 (2004: loss 54.2p; 2003: loss 86.0p) and is calculated as set out below:

	Year ended 31 March 2005		Year ended 31 March 2004		Year ended 31 March 2003
	Profit/(loss) £ million	Profit/(loss) per share Pence	Profit/(loss) £ million	Profit/(loss) per share Pence	Profit/(loss) £ million	Profit/(loss) per share Pence
Basic profit/(loss) and basic profit/(loss) per share	21	10.3	(153)	(61.4)	(1,144)	(199.6)
Operating exceptional items
Restructuring costs included in cost of sales	(5)	(2.4)	(9)	(3.6)	21	3.7
Restructuring costs	16	7.8	89	35.7	277	48.3
(Decrease)/increase in provision for litigation settlement	(2)	(1.0)	5	2.0	—	—
Releases in respect of doubtful debts	—	—	(4)	(1.6)	(10)	(1.8)
Impairment of fixed assets investments	—	—	—	—	30	5.2
Onerous contracts	—	—	—	—	6	1.1
Oracle implementation	—	—	—	—	(7)	(1.2)
Joint ventures' operating exceptional items	—	—	—	—	32	5.6
Associates' operating exceptional items	—	—	—	—	25	4.4
Non-operating exceptional items
Gain on disposal of Discontinued Operations	(103)	(50.4)	(75)	(30.1)	5	0.9
Gain on disposal of joint ventures and associates	—	—	(77)	(30.9)	—	—
Gain on disposal of investments in Continuing Operations	—	—	(25)	(10.1)	(26)	(4.5)
Amounts written off investments	—	—	2	0.8	40	7.0
Gain on waiver of balance payable to M (2003) plc group	—	—	(25)	(10.0)	315	54.9
Merger/demerger items	—	—	—	—	(123)	(21.5)
Share of joint ventures' non-operating exceptional items	—	—	—	—	3	0.5
Goodwill amortisation	91	44.5	103	41.4	141	24.6
Write off of capitalised losses on swaps	—	—	46	18.4	—	—
Exceptional tax credit	—	—	(12)	(4.8)	(78)	(13.6)

Adjusted profit/(loss) and adjusted profit/(loss) per share*	18	8.8	(135)	(54.2)	(493)	(86.0)

Dividends

        Subsequent to the April 2005 announcement that Marconi had not been selected as a preferred supplier for BT's 21CN project, the Group recognised the need to refocus its business. The Board will therefore continue to pursue all strategic options with the objective of maximising shareholder value.

        There is no dividend announcement being made at this time.

Segmental results

        Set out below is a discussion of the results of our operating segments. These results are shown before the cost of exceptional items, share option costs and goodwill amortisation, which is the measure used by management to review the financial performance of the operating units and is referred to as segment adjusted operating profit/(loss)*.

*
See 'Non-GAAP measures' on page 3.

Cost reclassification

        From 1 April 2004 we reclassified certain costs, which were previously accounted for within cost of sales and are now treated as operating expenses. This reclassification impacted our Optical and Access Networks and Network Services segments, the effect of which was to reduce the operating loss for the Optical and Access Networks segment by £12 million and reduce the operating profit for the Network Services segment by £12 million in fiscal 2004.

        Management viewed these cost reclassifications as a more appropriate allocation of costs in order to increase control and accountability within the context of our move towards an outsourced supply chain model.

        Three main factors contribute to the overall cost reclassification:

  (i)
  We have retained new product introduction processes in-house and reorganised these activities into a single cost centre within our R&D function. Costs relating to new product introduction are now charged in their entirety to R&D expenses (whereas previously these were charged in part to R&D and in part to cost of sales);

  (ii)
  HR and Finance related costs are now charged in their entirety to G&A compared to reallocation across cost of sales, R&D, S&M and G&A previously; and

  (iii)
  We have established Contract Marshalling Centres (CMCs) in each of our main regional service organisations to act as an assembly point, where we bring together equipment from our own facilities and those of our various outsourced manufacturing partners, prior to delivery and installation at the customer site. Previously, this function was the responsibility of our supply chain and we allocated these costs to equipment sales. The newly established CMCs form part of our services organisation and consequently we now allocate these costs to services sales.

        These reallocations do not represent changes of accounting policy and do not impact our operating profit/(loss) and we have not, therefore, restated prior year analysis. For ease of comparison, we have shown pro forma adjusted gross profit and adjusted operating expenses for fiscal 2004 for Continuing Operations as if we had adopted the new cost allocations from 1 April 2003. This information is also consistent with the financial information provided to management.

Optical and Access Networks (52% of fiscal 2005 sales from Continuing Operations)

        The following table sets forth certain information for our Optical and Access Networks segment for fiscal 2005, 2004 and 2003:

	2005					2004	2003
£ million	Q1	Q2	Q3	Q4	FY	FY Pro forma(1)	FY
Sales
Optical Networks	77	76	89	87	329	330	439
Access Networks	60	76	94	100	330	282	315

Total	137	152	183	187	659	612	754

Book to bill ratio	1.01	1.15	0.99	0.84	0.99	0.97	0.99
Gross profit	47	57	70	70	244	179	81
Gross margin	34.3%	37.5%	38.3%	37.4%	37.0%	29.2%	10.7%
Adjusted gross profit*	46	54	69	70	239	170	102
Adjusted gross margin*	33.6%	35.5%	37.7%	37.4%	36.3%	27.8%	13.5%
Adjusted operating (loss)/profit*	(8)	(4)	11	21	20	(68)	(216)

(1)
Pro forma numbers are presented after the effect of the cost reclassification explained on page 23.

Optical Networks sales (26% of fiscal 2005 sales from Continuing Operations)

        Optical Networks comprises Marconi's range of SDH and DWDM transmission equipment as well as its network management systems. Sales of Optical Networks equipment amounted to £329 million in fiscal 2005, unchanged from the previous year (2004: £330 million). Revenues with customers in Europe and Australia represented over three-quarters of total revenues in fiscal 2005. In the UK, sales to new customers more than offset flat sales to BT (2005: £88 million; 2004: £89 million). However, the UK increase was offset by lower overall sales in the Asia Pacific region.

        Sales of Optical Networks equipment declined (to £330 million in fiscal 2004 from £439 million in fiscal 2003). Significant reductions were recorded in Northern Europe, Southern Europe and Asia Pacific as our main customers refocused their capital expenditure budgets towards Broadband Access rollouts. Initial network buildouts were also completed for Wind and Vodafone in Italy during fiscal 2003 which contributed to the decline in fiscal 2004.

Access Networks sales (26% of fiscal 2005 sales from Continuing Operations)

        Access equipment connects the end user to a service provider's switch or local exchange across what has been traditionally known as the 'last mile' or 'local loop'. This is the physical wire, fibre or wireless link that runs from a subscriber's telephone or other communications device to the service provider's local exchange. We design, manufacture, sell and support a range of access equipment, which maximises the capabilities of physical transport media, including copper telephone lines, fibre optics and both licensed and unlicensed wireless spectra.

*
See 'Non-GAAP measures' on page 3.

        Access Networks comprises three main sub-segments: fixed wireless access, broadband access and other access.

        Access Networks sales increased by £48 million or 17% to £330 million in fiscal 2005 (2004: £282 million). The growth was predominantly due to sales of fixed wireless access products (36% of Access Network sales) mainly through sales to German mobile operators for their 3G mobile network rollouts. In fiscal 2005 we also saw growth in sales of broadband access (22% of Access Network sales), which includes our Access Hub and Impact SoftSwitch products. Access Hub sales to our major customers in the UK and Italy represented the majority of the sales in the year. We also saw sales growth from new customers under frame contracts in the UK, South Africa and Germany. The growth in the fixed wireless and broadband access sub-segments was partially offset by the reduction in sales of other access products (42% of Access Network sales). This was predominantly in the UK, as a result of BT's reduced expenditure on legacy products, as well as reduced payphone sales in the UK and South Africa following our announced withdrawal from these businesses.

        The decline in Access Network sales (to £282 million in fiscal 2004 from £315 million in fiscal 2003) reflected a delay in volume deployments of Fixed Wireless Access equipment by mobile operators in Germany and a reduced level of sales of narrowband access equipment as software upgrades completed in fiscal 2003 were not repeated in 2004. The decline was partially offset by an increase in sales of AccessHub to Telecom Italia.

Book to bill

        The book to bill ratio for Optical and Access Networks, at 0.99 for fiscal 2005, was largely unchanged from 0.97 in fiscal 2004 and 0.99 in fiscal 2003.

Gross profit

        Gross profit in Optical and Access Networks was £244 million for fiscal 2005 (2004: £179 million on a pro forma basis; 2003: £81 million as reported).

Adjusted gross profit

        Adjusted gross profit* in Optical and Access Networks was £239 million in fiscal 2005 (2004: £170 million on a pro forma basis). This represented an adjusted gross margin* of 36.3%, an improvement over the 27.8% recorded in fiscal 2004. The £69 million increase was driven by product cost reductions and higher sales of Access products, particularly in Germany. We also saw a more favourable product mix within Access Networks and increased sales to our new and established broadband access customers. We delivered improved adjusted gross margin* in the first nine months of fiscal 2005 but price pressure intensified towards the end of fiscal 2005 and this curtailed further gross margin improvement.

        The improvement in adjusted gross profit in fiscal 2004 of £170 million on a pro forma basis compared to £102 million as reported in fiscal 2003 arose due to cost savings achieved through rationalisation and procurement initiatives in our European supply chain and manufacturing operations.

Adjusted operating profit

        We achieved an adjusted operating profit* of £20 million in fiscal 2005 compared with a £68 million loss in fiscal 2004 (on a pro forma basis) and a £216 million loss in fiscal 2003 (as reported). This significant continued improvement was driven by the gross profit increases described above and reduced operating expenses resulting from ongoing cost reduction initiatives, which we began to implement in the previous year.

*
See 'Non-GAAP measures' on page 3.

BBRS (11% of fiscal 2005 sales from Continuing Operations)

        The following table sets forth certain information for our BBRS segment for fiscal 2005, 2004 and 2003:

	2005					2004	2003
£ million	Q1	Q2	Q3	Q4	FY	FY Pro forma(1)	FY
Sales
Equipment	24	28	19	18	89	130	142
Services	14	14	11	12	51	55	77

Total	38	42	30	30	140	185	219

Book to bill ratio	0.69	0.88	0.89	1.02	0.86	1.02	0.82
Gross profit	24	26	18	18	86	116	122
Gross margin	63.2%	61.9%	60.0%	60.0%	61.4%	62.7%	55.7%
Adjusted operating profit*	8	11	3	3	25	44	31

(1)
Pro forma numbers are presented after the effect of the cost reclassification explained on page 23.

Sales

        BBRS mainly comprises sales of multi-service routers and switches as well as support for these products. Sales in BBRS for fiscal 2005 were £140 million, down by £45 million or 24% compared with the previous year (2004: £185 million). Of this reduction, £15 million was due to adverse exchange rate movements between the pound sterling and the dollar as over 90% of sales in this business are generated in North America.

        BBRS equipment sales reduced from £130 million in fiscal 2004 to £89 million in fiscal 2005, predominantly due to reduced US Federal Government spending as US defence spending was diverted to other activities beginning in the third quarter of the year. In addition, we saw a reduction in our US service provider business compared to the previous year.

        Whilst BBRS services sales in local currency increased in fiscal 2005, the impact of exchange rate movements resulted in a reported decrease of £4 million in fiscal 2005 compared to fiscal 2004.

        BBRS equipment and services sales declined in fiscal 2004 compared to fiscal 2003. Sales to the US Federal Government increased in fiscal 2004 from fiscal 2003, however this was not sufficient to offset the decline in rest of world sales and the impact of the declining value of the dollar in fiscal 2004 compared to fiscal 2003. In US dollars, BBRS equipment sales were flat year-on-year.

Book to bill

        The book to bill ratio for fiscal 2005 was 0.86, reduced from 1.02 in fiscal 2004 and 0.82 in fiscal 2003. This was due to reduced orders from the US Federal Government as discussed above.

Gross profit

        Gross profit for fiscal 2005 was £86 million (2004: £116 million on a pro forma basis) due to the reduced volume of sales in the period and adverse exchange rate movements, which accounted for £9 million of the reduction. Driven by an increased proportion of services and higher sales to US enterprise customers, gross margin for fiscal 2005 was 61.4% compared with a gross margin of 62.7% in fiscal 2004.

*
See 'Non-GAAP measures' on page 3.

        Gross profit for fiscal 2004 reduced by £6 million compared to fiscal 2003 due to lower sales volumes. Gross margin improved year-on-year from 55.7% in fiscal 2003 to 62.7% in fiscal 2004, driven by cost savings achieved through rationalisation and procurement initiatives in our North American supply chain and manufacturing operations.

Adjusted operating profit

        Adjusted operating profit* of £25 million for fiscal 2005 was below that of fiscal 2004 (£44 million on a pro forma basis) due to the reduction in sales volume and the resulting impact on gross profit. Exchange rate movements accounted for £4 million of the reduction, which has partially been offset by overhead cost reductions.

        Reduced operating expenses led to an increase in adjusted operating profit* for fiscal 2004 compared to £31 million reported in fiscal 2003. The main area of cost reduction was in R&D, principally as a result of realigning core programmes to meet specific customer demand.

        During fiscal 2005 we announced actions to refocus the BBRS R&D effort on IP-related features and functionality and have taken actions to further realign our cost base, which resulted in a headcount reduction of 150 during March and April 2005.

Network Services (37% of fiscal 2005 sales from Continuing Operations)

        The following table sets forth certain information for our Network Services segment for fiscal 2005, 2004 and 2003:

	2005					2004	2003
£ million	Q1	Q2	Q3	Q4	FY	FY Pro forma(1)	FY
Sales
IC&M	48	46	53	60	207	182	210
VAS	66	65	64	69	264	265	375

Total	114	111	117	129	471	447	585

Book to bill ratio	0.86	1.03	1.15	1.27	1.08	1.09	0.71
Gross profit	23	21	22	22	88	92	101
Gross margin	20.2%	18.9%	18.8%	17.1%	18.7%	20.6%	17.3%
Adjusted operating profit*	5	3	4	3	15	9	—

(1)
Pro forma numbers are presented after the effect of the cost reclassification explained on page 23.

Sales

        Network Services sales for fiscal 2005 were £471 million, an increase of £24 million or 5% compared to the previous year (2004: £447 million).

        There are two sub-segments within Network Services:

(a)
IC&M (16% of fiscal 2005 sales from Continuing Operations)

        IC&M sales are directly related to the installation, commissioning and maintenance of our network equipment products. IC&M sales in fiscal 2005 increased by £25 million to £207 million (2004: £182 million). As discussed above, we saw increased Access product sales in the UK and Germany which led to higher IC&M sales. We also saw additional revenues in Australia as we began to roll out the Telstra 2.5 Gbit/s optical contract.

*
See 'Non-GAAP measures' on page 3.

        Fiscal 2004 sales decreased by £28 million from £210 million recorded in fiscal 2003. The decrease corresponded to the lower level of equipment sales in Optical and Access Networks.

(b)
VAS (21% of fiscal 2005 sales from Continuing Operations)

        VAS sales comprises two main activities:

  (i)
  integrated systems which provides integrated network solutions to non-telecommunications customers including government, transport and utility organisations; and

  (ii)
  worldwide wireless network planning services.

        VAS sales for fiscal 2005 were £264 million (2004: £265 million). Sales to BT under our cable services contract accounted for £101 million of VAS sales in fiscal 2005, compared with £82 million in the previous year. However, this increase was partly offset by a now completed UK Government contract, a non-recurring software sale in 2004 to a US wireless operator and the conclusion of a consultancy contract in the Middle East.

        VAS sales for fiscal 2004 declined compared to sales of £375 million in fiscal 2003. The decrease relates to a significantly reduced level of sales in the Middle East and a reduction in the level of sales of wireless software and services, particularly in the US. The decline also reflects the impact of the disposal of our SMS subsidiary completed in December 2002.

Book to bill

        The book to bill ratio for fiscal 2005 was 1.08, which was consistent with fiscal 2004. The book to bill ratio was above 1 due to a significant multi-year contract from Tube Lines. Book to bill in fiscal 2003 was 0.71. The book to bill ratio is less meaningful in Network Services given the long-term nature of this business where the full value of a service contract, which can be significant, is booked as an order at the point of firm contract signature. Sales are recognised over the life of the contract, which can typically be over a period of two to five years.

Gross profit

        The gross profit of £88 million and gross margin of 18.7% for fiscal 2005 were below the previous year's results (£92 million, on a pro forma basis, and 20.6% respectively). In fiscal 2004 we benefited from a high margin software sale to a US wireless operator and higher margins from long-term contracts which have now been completed.

        Reduced IC&M and VAS sales volumes impacted gross profit in fiscal 2004, which declined by £9 million compared to fiscal 2003. Gross margin increased year-on-year, from 17.3% in fiscal 2003 to 20.6% in fiscal 2004, resulting from a high margin software sale to a wireless operator, higher margins from long-term contracts completed in the year and improved utilisation of resources in this labour intensive activity.

Adjusted operating profit

        The increase in adjusted operating profit* to £15 million in fiscal 2005 from £9 million on a pro forma basis in fiscal 2004 was achieved despite the fall in gross profit. The improvement was due to cost reductions and efficiency improvements made in the first half of fiscal 2005. Adjusted operating profit* also increased in fiscal 2004, compared to fiscal 2003. The reduced operating expenses in fiscal 2004 more than compensated for the lower level of gross profit and drove this improvement.

*
See 'Non-GAAP measures' on page 3.

Financial review—Balance Sheet

Net assets

        At 31 March 2005, we had net assets of £405 million compared to £352 million at 31 March 2004. Significant movements in our balance sheet and working capital balances are described below.

        Net assets sold with OPP amounted to £85 million, including goodwill of £44 million, fixed assets of £24 million, inventory of £29 million, net debtors of £25 million, net creditors and provisions of £21 million and a pension provision of £16 million.

Goodwill

        At 31 March 2005, the net book value of Group goodwill amounted to £301 million compared to a net book value at 31 March 2004 of £436 million. The reduction in the year comprised amortisation of £91 million and goodwill disposed of with the sale of OPP of £44 million. From 2005-06 we will report under IFRS and will no longer amortise goodwill. We will continue to test for impairment on an annual basis or whenever events or circumstances indicate impairment.

Fixed assets

        As at 31 March 2005, we had fixed assets of £116 million compared to £148 million at 31 March 2004.

        The reduction during the year was mainly due to depreciation of £39 million and the disposal of our OPP business (fixed assets disposed: £24 million), partially offset by net capital expenditure in the year of £32 million.

Investments

        As at 31 March 2005, we had fixed asset investments, including our share of interests in joint ventures and associates, of £8 million compared to £9 million at 31 March 2004. The reduction in the year ended 31 March 2005 was a result of foreign exchange movements.

        Within our existing investments we retain an investment in Plessey Holdings Limited. This entity no longer trades but contains a number of environmental exposures in North America. Plessey Holdings Limited is taking remedial action against these exposures, which are funded from its own cash balances. We consolidate our share of its assets and liabilities, being £10 million each.

Working capital ratios

	30 June 2004	30 Sept 2004	31 Dec 2004	31 March 2005	31 March 2004
Stock turns—Group	5.5	5.2	5.3	5.9	6.1
Debtor days—Group	72	69	61	64	60
Creditor days—Group	67	61	59	63	53

Provisions

        Provisions for liabilities and charges reduced from £219 million at 31 March 2004 to £145 million at 31 March 2005. Detailed analysis of provision movements for the year is set out in note 20 to the consolidated financial statements.

        Of this £74 million movement, a restructuring provision accounted for £17 million, reducing from £41 million to £24 million as cost reduction commitments were fulfilled. Within the £24 million balance for the year was £8 million charged to restructuring as we commenced further cost reduction initiatives.

Further guidance on restructuring plans, costs and cost savings is set out in the section titled 'Outlook' on page 10.

        Contracts and commitments reduced from £48 million to £16 million. The £32 million movement was due to release and utilisation of provisions on a number of long-term contracts in the normal course of business, as well as releases following resolution of certain contract risks.

        Litigation and indemnities reduced by £16 million, from £82 million to £66 million, as we settled the Telcordia litigation during the year. The closing balance consists of environmental liabilities, employee related claims for industrial diseases which have been assessed by actuaries, insurance and merger and acquisition balances.

        The remaining movement was due to warranty costs and a decrease in other provisions mainly in respect of share option costs incurred in the year.

        The majority of the outstanding provisions at 31 March 2005 are for items which we do not expect to be settled in the short-term.

Pensions and other retirement benefits

        Our pension scheme deficit at 31 March 2005 amounted to £228 million, compared to £246 million at 31 March 2004.

        At 31 March 2005, the largest single element of the pension deficit was accounted for by the UK Plan, which had a deficit of £109 million, down from £118 million at 31 March 2004. The geographical split of our pension net deficit was as below:

£ million	2005	2004
UK	(109)	(118)
Germany	(91)	(76)
Italy	(17)	(15)
US	(11)	(37)

Total	(228)	(246)

        The reduction of £18 million since 31 March 2004 was principally due to the impact of contribution and benefit payments, service costs and settlement and curtailment gains arising from the sale of our OPP business.

        We benefited from an actuarial gain of £1 million, which is accounted for in the consolidated statement of total recognised gains and losses (STRGL). The key elements of the gain are shown below.

STRGL movements

£ million	2005		2004		2003
UK
Gain/(loss) on plan assets	71		115		(147)
Gain from reduction in salary growth assumption	10		—		—
Gain from reduction in credited interest rate	35		33		85
Loss from increase in mortality assumption	(102)		(66)		(70)
Net loss from changes in inflation and discount rate	—		—		(140)
Gain from changes in early retirement factors	—		—		59
Experience gains arising on scheme liabilities	—		9		4

		14		91		(209)
US
(Loss)/gain on plan assets	(4)		15		(31)
Loss from decrease in discount rate	—		(10)		(24)
Experience gains arising on scheme liabilities	3		2		4

		(1)		7		(51)
Germany
Loss from reduction in discount rate	(9)		—		(6)
Experience (loss)/gain arising on scheme liabilities	(1)		1		—

		(10)		1		(6)
Italy
Loss from reduction in discount rate	(2)		(1)		(2)
Gain from reduction in revaluation rate	1		—		—
Experience loss arising on scheme liabilities	(1)		(2)		(1)

		(2)		(3)		(3)

Total STRGL movement for the year		1		96		(269)

        The actuarial assumptions are set out in note 26 to the consolidated financial statements.

        The UK Plan benefited from a greater than expected return on assets of £71 million in the year ended 31 March 2005. In the UK Plan, the trustees have discretion to credit interest (bonuses) to pension awards. We have reduced this from 3.0% to 2.5% to align with expected awards, leading to a gain of £35 million. A reduction in the UK Plan salary growth assumption from 4.75% at 31 March 2004 to 4.25% at 31 March 2005 resulted in a £10 million gain.

        Partially offsetting these gains for the UK Plan was a loss arising from revisions to our mortality assumptions. We observed an increase in life expectancy since the last funding valuation and recognised that improvements in longevity were likely to continue into the future. Consequently we made an additional allowance for this within the FRS17 liabilities at 31 March 2005. This resulted in a £102 million loss in the year ended 31 March 2005.

        The discount rates applied to our pension liabilities were reviewed at 30 September 2004 and 31 March 2005. Movements in the rates led to a £9 million loss in the German Plan and a £2 million loss in the Italian Plan.

        A funding valuation is being carried out for the UK Plan, as at 5 April 2005, the results of which will be available during the second half of the year ending 31 March 2006.

Deferred tax assets

        At 31 March 2005, we had unrecognised deferred tax assets of £817 million. This represented a 24% increase on the £659 million disclosed at 31 March 2004, primarily due to the accessibility of US tax losses and attributes. We announced at the time of our financial restructuring that our US tax losses, in existence at 19 May 2003, would be forfeit. We have since conducted a detailed technical review and undertaken extensive valuation work with external advisors. We have now concluded as a result of this work, and our advisors have confirmed, that a large part of our pre-restructuring US tax attributes are accessible.

        Our unrecognised tax assets are closely aligned with the territories in which we do business today. The distribution of tax assets by territory is as follows:

Distribution of tax assets

£ million
UK	413
US	144
Italy	134
Germany	101
Brazil	14
Other	11

Total	817

        Some of these deferred tax assets expire if they are not used within local statutory timelines.

Liquidity and capital resources

        The following table sets forth a breakdown of net cash as at 31 March 2005 and 2004:

	2005	2004
	£ million
Senior Notes	—	(265)
Other bilateral and bank debt	(37)	(40)

Gross financial indebtedness	(37)	(305)
Restricted cash	103	124
Cash at subsidiaries and in transit	64	74
Available deposits	167	321

	334	519

Net cash	297	214

        In fiscal 2006, we expect to meet the cash requirements for funding our operations, including purchase commitments of £45 million (see page 101), other long-term liabilities and repayments of capital leases from our existing cash resources, cash funds generated from operations and the proceeds arising from asset disposals.

Cash flow

        During fiscal 2005 we strengthened our net cash position from £214 million to £297 million (2003: £(3,617) million as reported, which reflects our pre-restructuring net debt). We fully redeemed our

Senior Notes in the second quarter of fiscal 2005. We also achieved an operating cash inflow from Continuing Operations of £32 million before payment of exceptional items for fiscal 2005.

	2005	2004	2003
	£ million
Group operating cash flow before exceptional items
—Continuing Operations	32	124	46
—Discontinued Operations	(9)	27	(38)

	23	151	8
Exceptional operating cash flow (before financial restructuring payments)	(43)	(166)	(329)

Group operating cash flow (after exceptional items)	(20)	(15)	(321)
Returns on investments and servicing of finance	(32)	(72)	(164)
Tax	(7)	(4)	31
Capital expenditure and financial investment	(32)	36	(30)
Acquisitions and disposals	169	222	433

Group cash flow before use of liquid resources and financing	78	167	(51)
Management of liquid resources	23	103	(159)
Cash element of scheme consideration	—	(340)	—
Other net cash outflow from financing	(266)	(416)	(40)

Decrease in cash and net bank balances repayable on demand	(165)	(486)	(250)

Cash flow for the year ended 31 March 2005

Group operating cash flow before exceptional items

        Group operating cash inflow before exceptional items for fiscal 2005 was £23 million. As disclosed in note 23a to the consolidated financial statements, the Group operating loss before exceptional items of £90 million in fiscal 2005 was offset by depreciation and amortisation of £130 million, non-cash costs relating to share options of £23 million and a £40 million outflow from working capital. This outflow was due to cash outflow on debtors, stock and provisions being only partially offset by inflows on creditors.

  •
  inventory accounted for £22 million of this outflow and was more than offset by an inflow of £21 million from creditors. Overall, inventory decreased due to the disposal of OPP inventory of £29 million. However, inventory was built up to meet contract demands in Australia for testing and integration and customer lead times. Stock turns* dipped in the year following requirements on specific contracts but recovered due to high sales volumes in the last quarter.

  •
  trade creditors, other creditors, accruals and payments received in advance decreased overall from £453 million at 31 March 2004 to £443 million at 31 March 2005. Creditors and provisions disposed of with OPP were £21 million. The cash inflow after this and other non-cash movements was £21 million and reflected the higher trade creditor days* at 31 March 2005 compared with 31 March 2004.

  •
  net debtors, excluding current tax receivables, reduced by £23 million from £393 million at 31 March 2004 to £370 million at 31 March 2005. OPP debtor disposals were £25 million and after other non-cash movements a cash outflow of £15 million was incurred and was seen in debtor days* which increased during the year to 64 days. In order to offset a delayed payment from a major customer, we factored £15 million of trade receivable balances at 31 March 2005.

*
See table of working capital ratios on page 29.

  •
  we also incurred a cash outflow from operating provisions of £24 million as we settled warranties and contract balances.

Exceptional cash flows

        In fiscal 2005, we incurred £43 million of exceptional cash costs. The settlement of litigation with Telcordia amounted to £12 million and the balance was cash payments relating to severance and onerous lease commitments for obligations on vacant property. Guidance on future exceptional cash flows is set out in the section captioned 'Outlook' on page 10.

Group operating cash flow (after exceptional items)

        Group operating cash flow after exceptional items was a £20 million outflow in fiscal 2005, compared to outflows of £15 million and £321 million in fiscal 2004 and 2003 respectively.

Returns on investments and servicing of finance

        In fiscal 2005, returns on investments and servicing of finance resulted in a £32 million outflow. £28 million of this was due to the premiums paid on the redemption of the Senior Notes. Net interest paid, after accounting for interest of £3 million earned in the second half of fiscal 2005 when we were in a net cash position following redemption of the Loan Notes, amounted to £4 million.

Tax paid

        Tax paid in fiscal 2005 amounted to £7 million and represented tax arising in territories where we have no tax loss coverage and payments on account that will be refunded.

Capital expenditure and financial investment

        During fiscal 2005 we invested £35 million in fixed assets, which included customer trials and new computer systems. We received £3 million from proceeds on disposal of assets.

Cash flows from acquisitions and disposals

        During fiscal 2005 we benefited from a net inflow of £169 million from acquisitions and disposals. The majority of this figure was comprised of £204 million gross proceeds on the disposal of OPP, offset by cash costs of £17 million, including £6 million for tax, and a £15 million payment to Easynet Group plc in respect of tax losses purchased for a former subsidiary, ipsaris Limited, now known as Easynet Telecommunications Limited.

Group cash inflow before use of liquid resources and financing

        As a result of the above, cash inflow before use of liquid resources and financing was £78 million in fiscal 2005.

Group cash outflow

        Net cash inflow from liquid resources amounted to £23 million in fiscal 2005. Cash outflow to redeem Senior Notes and other debt was £270 million in fiscal 2005, offset by £4 million received from issuing shares on the exercise of share options. Group cash outflow for fiscal 2005 was £165 million, down from an outflow of £486 million in fiscal 2004.

Cash flow for the year ended 31 March 2004

Group operating cash flow before exceptional items

        In fiscal 2004, the operating loss before exceptional items of £160 million was offset by depreciation and amortisation of £171 million, non-cash costs relating to share options of £25 million and a £115 million improvement in working capital. The working capital improvement was due largely to tight control of cash receipts from trade debtors and the successful renegotiation of shorter payment terms with key customers in Northern Europe. Cash was also generated through the sale of inventory to our outsourced manufacturing partner in Germany. This resulted in an operating cash inflow before exceptional items of £151 million.

Group cash inflow before use of liquid resources and financing

        In addition to the operating cash inflow in fiscal 2004, we generated £222 million of cash from the disposal of businesses and investments and £36 million cash inflow from capital expenditure as we disposed of assets or transferred them to suppliers. The total cash inflows in fiscal 2004 more than offset the exceptional cash outflow of £166 million incurred in our operational restructuring and the £72 million of interest and finance costs resulting from the financial restructuring. In fiscal 2004, we generated a cash inflow before the use of liquid resources and financing of £167 million. Operating exceptional cash costs related mainly to severance, onerous lease commitments, operational restructuring payments, obligations associated with our financial restructuring and a payment to the Employee Share Option Plan (ESOP) creditors as part of our financial restructuring. Interest and finance expenditure related primarily to interest paid on our Loan Notes and financing charges on their redemption.

Group cash outflow

        Group cash outflow for fiscal 2004 was £486 million following settlement of scheme consideration of £340 million and repayment of debt.

Cash flow for the year ended 31 March 2003

Group operating cash flow before exceptional items

        Group operating cash inflow for fiscal 2003 was £8 million. Group operating losses before exceptional items of £412 million were offset by depreciation and amortisation of £239 million and a £181 million improvement in working capital. The reduction in working capital during fiscal 2003 was largely driven by improved utilisation of inventory and increased focus on collection of debtors, partially offset by a reduction in creditors.

Group cash outflow before use of liquid resources and financing

        In addition to the operating cash inflow in fiscal 2003, we generated £433 million in net proceeds from acquisitions and disposals, which related mainly to the termination of the Group's 50% share holding in Ultramast through a capital reduction and the disposal of our Strategic Communications and Applied Technologies businesses, partially offset by the payment of transaction-related costs and fees. We received a further cash inflow of £31 million from tax repayments. These cash inflows were more than offset by an exceptional cash outflow of £329 million and £164 million of interest and finance costs. Over half of the £329 million of exceptional costs related to the direct cash cost of severance payments and site closures in the context of the Group's operational restructuring and reorganisation. The balance relates to cash costs associated with the Group's manufacturing outsourcing programme and payments made under onerous contracts and as a result of supplier liability claims. The payment of fees and expenses to advisors in the context of the Group's financial restructuring is also included in operating exceptional cash flows. The £164 million of interest and finance costs were incurred mainly in relation to the Group's former syndicate bank and bond debt.

Group cash outflow

        Group cash outflow for fiscal 2003 was £250 million following a £159 million cash outflow from liquid resources and a £40 million financing outflow, mainly related to the repayment of debt.

Application of critical accounting policies

        The Group's financial statements are prepared in accordance with accounting principles generally accepted in the UK. The preparation of the financial statements requires the Group to make estimates, judgements and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The directors base their estimates on historical experience and various other assumptions that they believe are reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Group believes that the following are some of the more critical judgement areas in the application of its accounting policies that affect the Group's financial position and results of operations.

        The development and selection of these critical accounting estimates has been discussed with the Audit Committee and the Audit Committee has reviewed the Group's disclosure herein.

Going concern

        The directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future and have therefore used the going concern basis to prepare the accounts.

Revenue recognition

        Revenue is recognised when all of the following conditions are satisfied: 1) there is persuasive evidence that an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the fee is fixed or determinable; and 4) it is probable that the debtor will be converted into cash.

        It is common for the Group's sales agreements to cover the delivery of several products and/or services. These range from arrangements where a contract covers the delivery and installation of equipment to more complex arrangements, which also include training of customer personnel, sale of software and other support services. Revenue from contracts with multiple element arrangements, such as those including installation and commissioning services, is recognised as each element is earned based on objective evidence of the relative fair values of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements.

        Revenues and estimated profits on long-term contracts are recognised under the percentage-of-completion method of accounting using a cost-to-cost methodology. Significant judgement is required in determining progress toward completion and in estimating revenues and costs. Profit estimates are revised periodically based on changes in facts in the underlying contract. When estimates of total contract revenues and costs indicate a loss, a provision for the entire amount of the contract loss is recognised in the period in which the loss becomes foreseeable. Advance payments received from contracts are recorded as a liability unless there is a right of set-off against the value of work undertaken.

Impairment of long-lived assets

        The Group reviews the carrying value of other fixed assets and assets to be disposed of, including other intangible assets, whenever indicators of impairment exist. Indicators of impairment include (but are not limited to):

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

        These tests for impairment require significant judgements in determining estimates of future cash flows and the resulting value in use of the relevant fixed asset. Estimations of the present value of future cash flows contain inherent uncertainty and include estimates of market size and market share information, growth rates, product demand and technological development, costs of labour and supplier purchases, working capital requirements and discount rates to be applied to future cash flows.

        If the carrying value of a fixed asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the fixed asset exceeds the higher of its net realisable value or its value-in-use. The Group did not record any impairment charges in relation to tangible fixed assets in either fiscal 2005, 2004 or 2003. The Group believes that its estimates of future cash flows are reasonable and no goodwill impairments have been made in either fiscal 2005, 2004 or 2003.

Contingent liabilities

        The Group is subject to legal proceedings and other claims arising in the ordinary course of business. Various claims and proceedings have been or may be instituted or asserted against the Group relating to the conduct of its business, including those pertaining to patents, environmental, health and safety, employment and contractual matters. The Group is required to assess the likelihood of any adverse judgements or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is based on a careful analysis of each individual issue with the assistance of outside legal counsel. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavourably, the Group believes that the ultimate outcome of these matters will not have a material adverse effect on the results of operations or financial position or cash flows except as discussed in note 27 to the consolidated financial statements.

Pension and other post retirement benefits

        Pension and other post retirement benefit costs and obligations are dependent on actuarial assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates and other factors. While the Group believes that the assumptions used are appropriate, the assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of future pension or post retirement benefits expense and the resulting liability. Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have increased or decreased the net loss for fiscal 2005 by approximately £nil.

        Likewise, a 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the pre-tax loss for fiscal 2005 by approximately £12 million.

Product warranties

        Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims. The Group actively studies trends of warranty claims and takes action to improve equipment quality and minimise warranty claims. The Group believes that the warranty reserve is appropriate. However, actual claims incurred could differ from the original estimates, requiring adjustments to the reserve. If the Group were to experience an increase in warranty claims compared with its historical experience, or if costs of servicing warranty claims were greater than the expectations on which the accrual had been based, the Group's gross margins could be adversely affected.

International Financial Reporting Standards (IFRS)

        The Group's financial statements have been prepared under UK GAAP. From 1 April 2005, we will be reporting under IFRS. An unaudited summary of the key differences between UK GAAP and IFRS that affect the Group was furnished with the SEC on Form 6-K on 8 March 2005. The impacts set out in this document are unaudited and are based on IFRS currently in issue and management's current interpretation of the standards. As such, the impacts discussed are indicative and will not be finalised until the Group publishes its first audited financial statements under IFRS for fiscal 2006.

Group financial management

        The main risks faced by the Group in financial markets are liquidity risk, currency and interest rate risk, counter-party risk, insurance risks and risks related to contract bonding facilities.

        The Board reviews and agrees policies for managing each of these. Details of our risk policies and organisation, as well as an update on our position with respect to each of these risks, are set out in note 28 to the consolidated financial statements.

CORPORATE GOVERNANCE

        Marconi Corporation plc (the Company) was the holding company of the Marconi Group throughout the period under review.

        The principal corporate governance guidance that applies to UK companies listed with the UK Listing Authority is contained in the 2003 FRC Combined Code (the Combined Code), which was introduced in 1998 and revised in 2003.

        As the Company's American Depositary Receipts are listed on Nasdaq, it must also comply with the Nasdaq Marketplace Rules including the rules on corporate governance, except in certain circumstances where Nasdaq permits foreign issuers, such as ourselves, to follow home-country practice. See 'Exemptions from Nasdaq Corporate Governance Requirements' below.

The Board

        The Company is controlled through the Board of directors which currently comprises the Chairman, two executive directors and five non-executive directors who, with their different backgrounds, bring with them a wide range of expertise and experience to the Company. The Board considers all five of the non-executive directors to be independent both in relation to the criteria set out in the Combined Code and the Nasdaq rules on corporate governance. There are no cross-directorships or "interlocks" between any of the directors arising from their directorships of other companies.

        The names and biographical details of the directors, together with the membership of the principal Board committees, are set out on page 47.

        There is a clear division of responsibilities between the Chairman and Chief Executive Officer with no single individual having unfettered powers of decision. The Chairman is responsible for running the Board and ensures that all directors receive sufficient, accurate, clear and relevant information on financial, business and corporate matters, in a timely manner, to enable them to participate effectively in Board decisions. The Chairman's other significant business commitments are his non-executive chairmanships of BizzEnergy Group Limited, Ergo Finance LLP, MCC Energy plc, and NATS Holdings Limited.

        The Chief Executive Officer's primary role is the effective management and proper control of the Company's businesses with the objective of achieving the delivery of the strategic and financial objectives approved by the Board from time to time.

        Mr M K Atkinson was designated the Senior Independent Director throughout the year and continues to fulfill this role. In this capacity, he is available to shareholders should they have concerns that they are unable to resolve through the normal channels of contact with the Chairman, Chief Executive Officer or Chief Financial Officer. He is also responsible for leading the performance evaluation of the Chairman.

        The Board ordinarily meets at least 10 times a year but holds additional meetings when circumstances require. Between meetings, the Chairman, the Chief Executive Officer and the Company Secretary update the non-executive directors on current matters. In addition, the Chairman holds meetings with the non-executive directors, without the executive directors present, and the Senior Independent Director holds meetings with the non-executive directors, without the Chairman present.

        The Board does not have a formal policy limiting the number of other boards that directors may serve on but evaluates this on a case-by-case basis. No executive director served on any other boards during the year under review.

        The Board, which has reserved certain specific matters to itself, is responsible for overall Group strategy, acquisition and divestment policy, consideration of significant financial matters, review of the financial performance and strategic direction of the operating businesses and establishing appropriate levels of delegated authority.

        Directors receive appropriate training on appointment and as necessary thereafter. They attend an induction programme which aims to provide an understanding of the Company, its strategy, structure, geographical spread of operations, financial position, the markets in which it operates, its products and technologies, its people and, where appropriate, their legal responsibilities as a director. The directors have access to the advice and services of the Company Secretary, who is responsible for advising them on corporate governance matters, and there is an approved procedure by which all directors can obtain independent professional advice at the Company's expense in furtherance of their duties, if required.

Financial Expert

        We consider Mr M K Atkinson to be the financial expert serving on our audit committee. Mr Atkinson is an independent non-executive director.

Code of Ethics

        We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Group Financial Controller and all persons performing a similar function. This code of ethics is also applicable to all employees.

Performance evaluation

        The Company engaged the services of an external consultancy to assist with Board performance evaluation. The first phase, which took the form of a detailed questionnaire sent to each director, related to the performance of the Board and its principal committees. As a result of the process, the Board was satisfied with its effectiveness and that of its principal committees and it identified specific objectives for itself in addition to the objectives set for the executive directors.

        The second phase dealt with the performance of individual directors and included a detailed questionnaire and peer reviews. The feedback on the second phase was provided to the Chairman for all other directors and to the Senior Independent Director in respect of the Chairman. The results confirmed that the directors were performing effectively.

Board Committees

        Terms of reference of the Audit, Nomination, Operations, Remuneration and Executive committees of the Board are published on the Company's website and are available on request from the Company Secretary. The principal committees and a summary of their terms of reference are as follows:

Audit Committee

        The Board believes that Mr Atkinson, who chairs the committee, has the appropriate recent and relevant financial experience to do so. All the members of the committee are independent non-executive directors. The committee meets formally at least four times a year with the Chairman, Chief Executive Officer and Chief Financial Officer attending by invitation.

        The committee's principal activities relate to (1) the engagement of external auditors and the monitoring of their effectiveness and independence, (2) considering the effectiveness of the internal audit function (see page 45), (3) reviewing the Group's accounting and financial reporting procedures and systems of internal control, and (4) reviewing formal announcements relating to the Company's financial performance, including UK and US quarterly and annual results announcements and annual financial statements. The Company's internal and external auditors attend committee meetings by invitation and meet, several times a year, with the committee members in the absence of the executive directors and management.

        To fulfil its responsibility for ensuring auditor objectivity and independence, the committee receives regular reports from the Company's external auditors in relation to any non-audit services provided, proposed or contemplated and is required to pre-approve the provision of such services and take whatever actions or make whatever recommendations it feels are appropriate to maintain the objectivity and independence of the external auditors. The audit committee has implemented procedures relating to the provision of non-audit services by the Company's auditors. These include (1) the maintenance of a schedule of certain non-audit services, including consultancy, investment banking and legal services, which the Company is specifically prohibited from obtaining from the audit firm, (2) requiring the selection of providers of permitted non-audit services to be subject to a tender process, where appropriate, and (3) requiring non-audit work and the fees involved to be approved in advance by the audit committee.

        An analysis of the fees payable to the external audit firm in respect of both audit and non-audit services during the year is set out on page 129 and in note 27 to the consolidated financial statements.

        The committee is also responsible for the arrangements in relation to the Company's Financial Code of Ethics and its "Speak up" policy, which provides a facility for employees to raise concerns, in confidence, about possible accounting irregularities, failures of internal controls or other similar matters. The Code and policy are published on the Company's website.

Nomination Committee

        This committee is chaired by Mr J F Devaney. The committee evaluates the balance of skills, knowledge and experience represented on the Board and makes recommendations to the Board concerning any adjustments deemed to be necessary.

        Following a process, which involves the preparation of a job specification and assessment of the capabilities required to fulfil it, briefing an external executive search consultancy and interviewing any candidates that the committee feels are appropriate from those identified by the search consultancy, the committee makes recommendations to the Board on all proposed new appointments of directors.

        In accordance with the Company's Articles of Association, all directors are subject to reappointment at the first annual general meeting following their appointment and to reappointment thereafter at intervals of no more than three years.

        As a result of the first phase of the Board performance evaluation process, which was led by the Chairman and involved the whole Board, the committee's responsibilities, defined in its terms of reference, have subsequently been expanded to include this function.

Operations Committee

        This committee meets at least twice a year. Its current membership comprises Ms K R Flaherty, who chairs the committee, Mr W K Koepf and Mr N D Sutcliffe, the Group's Head of Operations. The committee's main functions include the review of the Group's manufacturing strategy, product cycle management, sales and marketing strategy, delivery performance, quality performance and customer satisfaction.

Remuneration Committee

        The Report to shareholders by the Board on directors' remuneration, on pages 52 to 77, describes the membership and terms of reference of the committee. It also sets out the Company's remuneration policy, practice and details of the remuneration of individual directors. Approval of this report will be sought at the forthcoming Annual General Meeting.

Executive Committee

        This committee, which normally meets monthly, comprises the executive directors, the regional managing directors and five nominated senior executives. The current membership of the committee is Mr D C Beck, Mr G Bertolina, Mr P S Binning, Mr A L Evans, Mr J Ferrara, Mr M Harriman, Mr S Kindt, Mrs E Nardi, Mr M W J Parton, Mr M E Plato, Mrs M A Skelly, Mr R J Smith and Mr N D Sutcliffe. The quorum (of three) requires the presence of at least two executive directors. Mr M W J Parton chairs the committee. The committee's main functions include approval of the Group's business plan and budget, the review of performance against plan, the Group's strategies in areas including technology, people, information technology, corporate communications and change programmes, all subject to approval by the Board. This committee also deals with day-to-day matters of a routine nature (for which the quorum is two, one of whom must be an executive director). The committee also fulfils the role of a business risk committee.

Attendance at meetings

        The following table indicates the number of Board meetings and meetings of the Audit, Nomination and Remuneration committees held in the year to 31 March 2005 and attendance at those meetings.

	Board	Audit	Nomination	Remuneration
Number held	13	7	1	6

Number attended (number eligible to attend)
J F Devaney	12 (13)	N/A	1 (1)	N/A
M K Atkinson	13 (13)	7 (7)	1 (1)	6 (6)
P S Binning	13 (13)	N/A	N/A	N/A
M J Donovan	8 (8)	N/A	N/A	N/A
K R Flaherty	12 (13)	N/A	1 (1)	6 (6)
P C F Hickson	12 (12)	7 (7)	1 (1)	6 (6)
W K Koepf	12 (13)	6 (7)	1 (1)	6 (6)
D F McWilliams	12 (13)	7 (7)	1 (1)	4 (4)
M W J Parton	13 (13)	N/A	N/A	N/A

        The Chairman was unavailable for one Board meeting due to ill-health. That meeting was chaired by the Senior Independent Director. The chairmen of the principal committees were available and chaired all of the relevant committee meetings.

        All directors in office at the commencement of the annual general meeting held on 13 September 2004 were in attendance for the meeting.

Relations with shareholders

        The Company gives a high priority to communication with shareholders. The announcement of interim and final results provide opportunities for the Company to answer questions from institutional investors covering a broad range of issues. In addition, there is regular dialogue with institutional investors to ensure a mutual understanding of objectives.

        The Company's website provides access for all shareholders to information about the Company including the annual report and quarterly financial reports, details of recent announcements, investor presentations and share price information. Shareholders are able to put questions to the Company through its website.

        The Chief Executive Officer and Chief Financial Officer maintain a regular dialogue with the Company's major institutional investors and brief the other members of the Board on the views expressed by those investors. In addition all directors receive analysts' briefing notes on the Company. The Chairman and Senior Independent Director are available to institutional investors to discuss corporate governance matters, as and when required, and the Chairman invites major institutional investors, should they wish, to meet with newly appointed non-executive directors.

        The chairman of the Remuneration Committee discussed certain aspects of senior executive compensation arrangements with a number of major institutional investors during the period under review.

        The Company aims to deal expeditiously with all enquiries from individual shareholders. Individual shareholders also have the opportunity of attending annual general meetings, to put questions to the Chairman and the other directors. Directors also meet informally with shareholders after the meeting. The Company keeps under review ways in which it can communicate more effectively with its shareholders throughout the year as well as at annual general meetings.

        It is the Company's practice to send the notice of the Annual General Meeting and related papers to shareholders at least 20 working days before the meeting and to propose separate resolutions on each substantially separate issue. Votes will be taken by poll at the forthcoming Annual General Meeting and the results, including any votes withheld, will be published as soon as possible after the conclusion of the meeting. All directors are expecting to attend this year's Annual General Meeting.

Internal control

        The Board has established procedures that enable the Group to comply with both the guidance on internal controls issued by the Turnbull Committee and that included in the Combined Code. In addition, the Group intends to comply fully with the Nasdaq Marketplace Rules on corporate governance, as they come into force.

Responsibility

        The directors have overall responsibility for the Group's system of internal control and for reviewing its effectiveness. Any system of internal control can only manage and not eliminate the risk of failing to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

Risk and the control structure

        A framework for managing risk exists within the Group and the Board oversees an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. These risks include strategic, operational, commercial and financial matters.

        Terms of reference clearly define responsibilities of the Board, the Executive Committee and the Audit Committee and written policies establish levels of delegated authority throughout the Group's businesses.

        A formal business risk management process, in accordance with the Turnbull guidance, has been followed during the year and up to the date of this report from which the Audit Committee has established an internal audit plan. The risk process identifies, evaluates and manages significant risks faced by the Group. Risks are identified through a "bottom up" process whereby each management unit maps the risks they face, evaluates the likelihood of the risks occurring and the impact if they do occur. The Executive Committee has assessed and prioritised the management unit risks, identified potential Group risks and developed action plans to mitigate these risks to a desired level. Progress is reviewed quarterly against these plans.

Developments in control processes

        During the year the Group redeemed the last remaining Loan Notes established as part of the financial restructuring in May 2003 but continues to apply many of the controls that were put into place in 2003 to ensure compliance with the terms of the Loan Notes.

        Following the SEC's announcement of a one year delay in the application of Section 404 of the Sarbanes-Oxley Act of 2002 to foreign registrants, the Group's certification date will now be 31 March 2007. The Group has continued to develop appropriate documentation and testing procedures to demonstrate compliance. A substantial amount of internal audit resource has been deployed in support of this work.

        The Group has increased the capacity and capability of its finance function, by implementing a new consolidation and reporting IT system with effect from 1 April 2005, and is planning the replacement of its UK ERP system.

        The Group has established a Finance Committee that reports to the Board on the management of financial risks and policy, including compliance with debt covenants, funding and capital structure and tax and treasury policy. Following the removal of restrictions imposed by the terms of the Loan Notes on the use of derivatives, the Group's Treasury function has developed hedging policies and procedures. These are reviewed by the Finance Committee and Audit Committee prior to implementation and on an ongoing basis.

        In the latter part of the year the Group's outsourced internal audit function was moved to KPMG following a competitive tender process. The internal audit plan for the new financial year has been approved by the Board and Audit Committee.

Control environment

        A comprehensive system exists for controlling the business and risks, ensuring adequate stewardship of assets, reporting accurate and timely financial information and maintaining proper accounting records. Financial results and key operating statistics are prepared and reported in accordance with Group policies and procedures. Forecasts are prepared each month and actual results are compared with forecasts and budgets and reviewed each month by the Executive Committee and the Board.

        Budgets are prepared by management units, reviewed by the Executive Committee and approved by the Board. Business units have also prepared comprehensive assessments and evaluations of business risks that are reviewed by the Executive Committee.

        Corporate reviews and approval procedures are in place to cover investments, disposals, strategy, capital expenditure, contract tenders, research and development investment, litigation, industrial relations, treasury management, insurance, taxation, outsourcing, pensions and environmental issues.

        A Financial Code of Ethics exists for the Chief Executive Officer, Chief Financial Officer and senior finance team. The Code deals with honest and ethical conduct, disclosure in reports and accounts and compliance with laws and regulations. In addition, a wider code of conduct for all employees has also been adopted, which includes a "Speak up" policy that provides a means of communication to enable employees to raise, amongst other things, concerns about the Group's financial conduct.

Monitoring of internal controls

        Clear processes exist for monitoring internal controls and reporting any significant control weaknesses and mitigation plans. These are co-ordinated by the Audit Committee.

        Business units and members of the Executive Committee certify quarterly to the Chief Executive Officer and Chief Financial Officer, through a letter of assurance, compliance with internal policies and procedures, including balance sheet reviews and revenue recognition, ethics and fraud, local laws and regulations, delegated authorities, related party transactions, IT policy and reporting internal control weaknesses. The Chief Executive Officer and Chief Financial Officer consider the letters of assurance, interview those who have prepared them and monitor actions taken to address any significant issues. Summaries of these certifications are presented to the Audit Committee quarterly. In addition, the Audit Committee reviews disclosures arising from this process proposed for inclusion in the Group's quarterly financial reports filed in the UK and US.

        Members of the Executive Committee also review and approve the information disclosed in the Group's quarterly financial reports filed in the UK and US.

        The Audit Committee reviews, on behalf of the Board, the effectiveness of the system of internal control and carried out the following during the year:

  •
  a review of the external audit plan, scope and materiality of audit work, key judgements, management representations, audit issues and resolution and compliance with accounting policies;

  •
  a review of internal audit plans and linkage to the risk maps;

  •
  consideration of management reports on financial results and key judgements, external management letters and internal audit reports and recommendations on internal control systems and any significant weaknesses; and

  •
  a review of actions being taken to address control weaknesses in a timely manner.

        Reports from the Group's external auditors are presented quarterly to the Audit Committee prior to filing of the Group's quarterly financial reports in the UK and US. They discuss any internal control issues and financial reporting matters.

Review of effectiveness

        As required by the Securities Exchange Act of 1934, as amended ('Exchange Act'), we have evaluated, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this annual report, the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that the Group files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. No changes occurred during the year ended 31 March 2005 in the Group's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Compliance statement

        The Listing Rules of the UK Listing Authority require the Board to report on compliance with the provisions contained in Section 1 of the Combined Code throughout the accounting period and up to the date of approval of the financial statements. Throughout, and since, the year ended 31 March 2005, the Company has been in compliance with the provisions set out in Section 1 of the Combined Code.

Exemptions from Nasdaq Corporate Governance Requirements

        Nasdaq allows foreign private issuers, such as ourselves, to take advantage of certain exemptions from its corporate governance rules in order to follow home-country practice. We are currently exempted from compliance with the following Nasdaq rules:

Nasdaq Marketplace Rule 4350(f)

        Marketplace Rule 4350(f) requires a company listed on Nasdaq to provide for a quorum for any meeting of the holders of its common stock of not less than 33 1/3% of the outstanding shares of the company's common voting stock. By contrast, under the Company's articles of association, two shareholders present or by proxy and entitled to vote on the business to be transacted at a general meeting of the Company shall be a quorum.

Nasdaq Marketplace Rule 4350(b)(1)(A)

        Marketplace Rule 4350(b)(1)(A) requires a company listed on Nasdaq to distribute copies of its annual report with audited financial statements to the holders of its Nasdaq-listed shares prior to its annual meeting. Publicly listed companies in the UK are generally not obliged to distribute copies of their annual report to all beneficial owners of their securities and the London Stock Exchange does not require companies to distribute annual reports to beneficial owners directly or via holders of record. We distribute copies of our annual report to the record holders of our ordinary shares listed on the London Stock Exchange.

Nasdaq Marketplace Rule 4350(c)(4)(A)

        Marketplace Rule 4350(c)(4)(A) states that nominees for the board of directors of any Nasdaq-listed company must be selected or recommended for selection by either (i) a majority of the company's independent directors or (ii) a nomination committee comprised solely of independent directors. Nominees for the Company's board of directors are recommended for selection by the Company's nomination committee, which is currently comprised of the Company's Chairman, John Devaney, who does not currently qualify as an independent director under the Nasdaq Marketplace Rules, and each of the Company's four independent, non-executive directors.

Nasdaq Marketplace Rule 4350(c)(1)

        Marketplace Rule 4350(c)(1) states that a majority of the board of directors of any Nasdaq-listed company must be comprised of independent directors. Although the Company currently complies with this rule, it may not in the future.

DIRECTORS AND SENIOR MANAGEMENT

Chairman and directors

J F Devaney

Chairman; Chairman of the Nomination Committee (b)

        Aged 59. Appointed Chairman of the Board of directors of Marconi Corporation plc in December 2002, he is also Chairman of the Nomination Committee. Mr Devaney is founder and chairman of BizzEnergy Group Limited and chairman of Ergo Finance LLP and MCC Energy plc. He was appointed to the board of NATS Holdings Limited (National Air Traffic Services) on 1 July 2005 and became non-executive chairman from 1 September 2005. He was a director of EA Technology Limited until May 2003 and chairman of Liberata plc until November 2002. He stepped down in September 2002 as chairman of EXEL plc and was a non-executive director of HSBC Bank plc from 1994 to 2000 and British Steel Limited (now known as Corus UK Limited) from 1998 to 1999. He was executive chairman of Eastern Electricity Limited until 1998 and prior to that executive chairman of Kelsey-Hayes Corporation.

M K Atkinson

Senior Independent Director; Chairman of the Audit Committee (a)(b)(c)

        Aged 60. Appointed non-executive director of Marconi Corporation plc in December 2002, he is also Chairman of the Audit Committee and was designated Senior Independent Director in March 2004. He is the senior non-executive director of Coca-Cola HBC S.A. (Athens) and chairman of its audit committee. In January 2005 he was appointed a non-executive director of The Standard Life Assurance Company Limited and is a member of its audit committee. In May 2005 he was appointed a non-executive director of Axalto Holding N.V. and is chairman of its audit committee. He was a non-executive director of Cookson Group plc from April 2003 until April 2005 where he served as the senior independent director and chairman of its audit committee. Previously he served as group finance director at Lloyds TSB Group plc between 1994 and 2002 and remained on that board as a non-executive director until April 2003. Mr Atkinson spent his early career in Latin America and the Middle East and held various senior management roles internationally and in the UK for 24 years before becoming Lloyds TSB Group plc's finance director.

P S Binning

Chief Financial Officer

        Aged 45. Appointed to the Board of directors of Marconi Corporation plc in October 2003. He previously held a number of senior corporate and operational finance roles at Diageo Plc from 1986, most recently as corporate finance director, group financial controller, CFO Europe and CFO Americas. Prior to joining Diageo, Mr Binning worked for Solex Plc and Electrolux Limited.

Denotes membership of:

(a)
Audit Committee

(b)
Nomination Committee

(c)
Remuneration Committee

(d)
Operations Committee

K R Flaherty

Non-executive director; Chairman of the Operations Committee (b)(c)(d)

        Aged 54. Appointed non-executive director of Marconi Corporation plc in May 2003. Ms Flaherty is currently chief marketing officer of AT&T Business Services and serves as a non-executive director of GenTek, Inc. She was formerly a director of CMS Energy Corporation and Consumers Energy Company. She is a US based global telecommunications executive with over 20 years' experience in the communications industry. She spent 17 years with MCI Communications Corporation, latterly as senior vice president, global product architecture and engineering. Between 1995 and 1997, she spent two years on secondment from MCI to BT, during which time she was BT's marketing director for National Business Communications and between 1998 and 2001 she was in Brussels and New York as president and chief operating officer of Winstar International, a fixed wireless communications company.

P C F Hickson

Non-executive director; Chairman of the Remuneration Committee (a)(b)(c)

        Aged 60. Appointed non-executive director of Marconi Corporation plc in May 2004, he is also Chairman of the Remuneration Committee. Mr Hickson has been chairman of AWG plc since January 2003 having been a non-executive director of the company since May 2002. He was group finance director of Powergen plc from 1996 to 2002 and of MAI plc from 1991 to 1996. He was also a non-executive director of RAC Plc from 1994 to 2002.

W K Koepf

Non-executive director (a)(b)(c)(d)

        Aged 63. Appointed non-executive director of Marconi Corporation plc in December 2002. Mr Koepf is a director of PXP Software AG (formerly Pixel Park CEE Holdings AG) and Gemplus International SA as well as an adviser to venture capital company Techno Venture Management GmbH. Previously he was chief executive officer of Compaq Computer Corporation for the EMEA region until 2002. Prior to joining Compaq he held a range of senior management positions with some of the world's leading technology companies, including Texas Instruments, Siemens and European Silicon Structures S.A.

D F McWilliams

Non-executive director (a)(b)(c)

        Aged 53. Appointed non-executive director of Marconi Corporation plc in September 2003. He is founder and chief executive of the Centre for Economics and Business Research (cebr); an independent consultancy providing analysis, forecasting and strategic advice to major UK and multi-national corporations, financial institutions, government departments and agencies as well as the European Commission. He is an economics adviser to the Chartered Institute of Marketing. Prior to founding cebr in 1993, Mr McWilliams spent four years as chief economic adviser to the CBI. He is also a former chief economist with IBM United Kingdom Limited.

M W J Parton

Chief Executive Officer

        Aged 51. Appointed to the board of directors of M (2003) plc in January 2000 and became a director of Marconi Corporation plc in November 2001. He resigned as a director of M (2003) plc following the restructuring of the Marconi Group in 2003. Mr Parton was appointed Chief Executive Officer of the Marconi Group in September 2001. He joined G.E.C. in 1991 as finance director of

GPT, GEC's telecommunications joint venture with Siemens, and was appointed managing director of GPT's public networks group in 1995, managing director of G.E.C.'s industrial group in 1997 and Chief Executive Officer of Marconi Communications in July 1998. Previously he held a number of finance appointments in STC Telecommunications Limited, between 1986 and 1991, G.E.C.-Marconi Limited, between 1980 and 1986, and ICL plc, between 1977 and 1980.

Senior executive team

D C Beck

Director of Communications

        Appointed Director of Communications for Marconi in February 2002, having previously been managing director of Bell Pottinger Financial, part of the Chime Communications group, where he held a number of positions over 15 years. Mr Beck holds a degree in Philosophy from the University of Kent at Canterbury.

G Bertolina

MD Optical, Access, Network Management & Southern Europe, CALA

        Joined Marconi in early 1998 as Finance Director and, after the merger between the GPT group Ltd and Marconi SpA, led the Integration Project between the two companies. In 1999, Mr Bertolina was appointed Deputy Managing Director of the Strategic Communications Division and, in 2001, he became Executive Vice President within the Sales & Marketing Division. Before joining Marconi, he was Area Manager Northern/Eastern Europe and North America of the Olivetti group. Mr Bertolina holds a degree in Economics.

A L Evans

Chief Technology & Information Officer

        Joined Marconi as Chief Technology & Information Officer in December 2004, having previously been Chief Technical Officer at FLAG Telecom. Starting his career as a System Designer at British Telecom, he later spent seven years as a Senior European Telecommunications specialist at McKinsey & Company, and has also been Head of Strategy & Partnerships at Netscalibur, a pan-European business internet service provider. Mr Evans has a 1st Class Honours degree in Engineering & Electrical Sciences from Cambridge University and an MBA (with High Distinction) from Harvard Graduate School of Business Administration.

J Ferrara

CEO North America

        Appointed to the position of CEO of North America in July 2005 and is responsible for the North American businesses, including Data Networks and Wireless. Prior to this role, he held a number of roles within Data Networks including VP of Business Operations, VP of Marketing, and VP of Customer Services and Support. Mr Ferrara has 15 years experience as a business, marketing and operations professional. Prior to joining Marconi, he held senior level positions with Startec Global Communications and MCI. He has a degree from Penn State University and an MBA from the University of Maryland.

M Harriman

Chief Marketing Officer

        Joined Marconi in September 2000 as UK Marketing Director and took up his current role in September 2001. Prior to Marconi, Mr Harriman had held a number of roles with British Telecom, including general management within BT Retail and Head of Business-to-Business Marketing. His early career was as a naval officer, where he undertook a variety of appointments including helicopter pilot, captain of a frigate and a year-long secondment to the United Nations in Cambodia. Mr Harriman holds degrees in Psychology, History and Business Administration.

S Kindt

MD Marconi Communications GmbH

        Appointed Managing Director of Marconi Communications GmbH in August 2003. Now based in Backnang, Germany, he joined Marconi in June 2000 as Vice President Marketing and Business Development for Marconi's Optical Networks Division in Coventry. Prior to joining Marconi, he worked for seventeen years in Siemens' telecommunications business in roles ranging from R&D to product marketing and sales, lastly working as President of Sales for Siemens' Optical Networks division. Mr Kindt studied Physics in Berlin and London, and holds a PhD in Physics from Berlin University.

E Nardi

Group HR Director

        Joined Marconi in August 2001 and worked in a number of senior positions within HR before taking up her current position in December 2004. Ms Nardi started her career in 1986 with the Ford Motor Company, where she held positions in employee relations, and later training and development. She then moved to HJ Heinz, where she worked in a number of generalist HR roles, before joining Pepsico Restaurants International in 1992 as a senior human resources director. In 1994, she established an independent consultancy organisation, specialising in strategic HR, which she successfully ran until joining Marconi. Ms Nardi holds degrees in both Psychology and Sociology.

M E Plato

EVP, Value Added Services

        Appointed EVP Value Added Services in 2002. Mr Plato joined GPT (later Marconi Communications) in 1995, overseeing the successful development of our Services business for the Enterprise, Transportation, Education and Government sectors, and subsequently held several senior positions within Marconi. Prior to joining GPT, he was responsible for the communications and logistics projects for London Underground Limited.

M A Skelly

Company Secretary

        Appointed Company Secretary in July 2002 having previously been the Company Secretary at The Albert Fisher Group plc.

R J Smith

MD Northern Europe

        Joined the company in 1990 in the Mobile Systems and Terminals group as Head of Marketing and Strategic Planning. Mr Smith then spent two years in sales in the Business Systems group before becoming General Manager of GPT Finance. From 1996 to 1998 he returned to a sales role: firstly, in charge of the BT and Concert accounts, then as Head of Sales for the UK region and, later, for the EMEA region. He took up his current position in charge of Marconi's Northern Europe business in 2003.

N D Sutcliffe

Head of Operations

        Appointed Head of Operations in November 2004, having been Human Resources Director since April 2002. Prior to this, Mr Sutcliffe had held the positions of CEO Marconi Capital, CEO Enterprise Division and Managing Director of strategic networks for the European services business of GPT. He was a systems engineer with British Aerospace from 1984 to 1988 and a manufacturing consultant with Coopers and Lybrand from 1988 until he joined GPT in 1992.

REPORT TO SHAREHOLDERS BY THE BOARD ON DIRECTORS' REMUNERATION

(A)  Introduction

        This Report outlines the Company's policy on remuneration of executive and non-executive directors of the Company and senior executives of the Group and details actual remuneration of both executive and non-executive directors of the Company for the year ended 31 March 2005. During the year the remuneration of the Chairman and the executive directors was considered by the Company's Remuneration Committee. The fees of non-executive directors were reviewed and determined by the Board.

(B)  The Remuneration Committee:

(i) Membership

        The Remuneration Committee was established by the Board with effect from 19 May 2003. The Committee currently comprises the following non-executive directors:

  P C F Hickson (Chairman)
  M K Atkinson
  K R Flaherty
  W K Koepf
  D F McWilliams

        P C F Hickson became a member and was appointed Chairman of the Committee on 6 May 2004. D F McWilliams became a member of the Committee on 30 November 2004. In accordance with the best practice recommendations of the Combined Code the Committee's members are all independent of management and free from any business or other relationship, which could materially interfere with the exercise of their independent judgement. The Company Secretary acts as secretary to the Committee.

(ii) Terms of reference

        The Committee operates in accordance with written terms of reference, which have been determined by the Board and take into account best practice and the requirements of the Combined Code. The Committee meets formally at least twice a year and otherwise as required.

        The Committee makes recommendations to the Board on broad policy to be adopted for executive remuneration and on the total remuneration packages of the Chairman and the executive directors and certain other senior executives of the Group. This includes, where appropriate, the determination of basic salary, cash bonuses and other incentive scheme entitlements, other benefits including pensions and the terms of individual service agreements.

        The Committee has access to the advice and services of Elisa Nardi, the Group Human Resources Director, and Peter Harris, the Head of Compensation, Pensions and Benefits, neither of whom have been formally appointed by the Committee. The Committee also takes the advice of the Chairman and Chief Executive, as appropriate, on the performance of executive directors and other senior executives but they do not participate in any discussion relating to their own remuneration. Kepler Associates have advised the Committee on executive remuneration policy and practice and provide no other services to the Company.

(iii) Remuneration policy and practice

        Since 1 April 2004, the Committee has undertaken a thorough review of the Company's remuneration arrangements for executive directors and certain other senior executives of the Group and of market practice in conjunction with its advisers Kepler Associates. The key principles adopted by the Committee following the review are:

  •
  remuneration will be set at levels which enable the recruitment and retention of talented executives;

  •
  short and long-term incentives are required to retain and motivate executives to continue to deliver value to shareholders; and

  •
  rewards will be dependent on performance and top-performing executives should attain base salaries and total remuneration above market medians and vice versa.

        The main elements of remuneration of the Chairman and the executive directors during the year to 31 March 2005 were:

  •
  basic salary;

  •
  share based incentives; and

  •
  pension.

        During the year to 31 March 2005 the Chairman and the executive directors were remunerated by a combination of fixed and performance related elements. Fixed remuneration consists of basic salary, pension and benefits in kind. Performance related remuneration consists of share options. The performance related elements of remuneration are intended to provide a significant proportion of their potential total remuneration.

        Following the review of the Company's remuneration plans, shareholders will be asked at the Company's forthcoming Annual General Meeting to amend the Company's Articles of Association to allow participants in the Management Plan (see below) to participate in the Company's Annual Incentive Plan.

Basic salary

        Basic salaries for the Chairman and the executive directors are normally reviewed annually by the Remuneration Committee. The general approach adopted by the Committee, when determining the level of salaries, is to take into account business performance, individual performance and skills and external competitiveness (in conjunction with other elements of remuneration). In assessing competitiveness, the Committee considers pay levels primarily across European companies in similar or adjacent market sectors, companies of a similar size, companies with whom we may compete for executive talent and pay levels generally across the Marconi Group.

        As a result of the 2005 annual review, the basic salary of P S Binning was increased to £325,000 with effect from 1 July 2005.

        During the year the Committee reviewed the remuneration arrangements for the Chairman, J F Devaney. The Committee determined that, with effect from 1 December 2004, he would no longer participate in any future performance related incentive plans although he will retain historical option awards. His basic salary was accordingly revised to £350,000 per annum.

Share based incentives

        The Company currently operates the Marconi Corporation plc Senior Management Share Option Plan (the Management Plan), the Marconi Corporation plc Employee Share Option Plan (the Employee Plan) and the Marconi Corporation plc Sharesave Plan (the Sharesave Plan). The Remuneration Committee will determine, if appropriate, any future grants under these plans.

        The following table sets forth certain information as of 31 March 2005 with respect to these plans under which our equity securities are currently authorised for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted average exercise price of outstanding options, warrants, and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Plans approved by shareholders:
None	—		—	—
Plans not approved by shareholders:
Marconi Corporation Senior Management Share Option Plan(1)	10,135,000	£	Nil	70,000
Marconi Corporation plc Employee Share Option Plan(1)	5,384,485		£3.50	3,530,000

Total	15,519,485		£1.22	3,600,000

(1)
Shares issued under both of these plans were approved as part of the 'schemes of arrangement' in the Group's financial restructuring. The significant features of both plans are provided below.

(1) The Management Plan

Administration

        The Remuneration Committee administers the management plan in accordance with the terms set out below.

Eligibility

        Participation in the Management Plan is open to employees and executive directors selected by the Remuneration Committee. Employees within two years of their normal retirement date may not participate in the Management Plan.

Grant of options

        Options may be granted under the Management Plan for a period of up to five years from 19 May 2003 (the Plan start date) in the following periods: 42 days commencing on the plans start date; the day immediately following announcement of our results for any periods; or a day on which the board resolves that exceptional circumstances exist which justify the grant.

        Options are granted by either the Company or the trustee of the proposed Marconi Corporation plc employee benefit trust. Options may be satisfied using newly issued or existing ordinary shares. The initial options were granted in five tranches, each of which will be subject to different performance conditions as described below. Participation in the Management Plan will not form part of, or affect a participant's rights under the terms of his employment.

Option exercise price

        Options granted under the Management Plan are exercisable for a nominal payment, the amount of which will be determined by the Remuneration Committee. The total amount payable on the exercise of an option, whether the whole or in part, will be £1 per exercise irrespective of the number of ordinary shares that are subject of an option exercise.

Individual limit on participation

        There is no limit under the management plan on the aggregate maximum value of options, which may be granted to a participant in any year or over the life of the Management Plan.

Overall limit on our ordinary shares to be made available under the Management Plan

        The number of ordinary shares, issued or unissued, that may be committed under the Management Plan is limited to 9% of the Company's issued share capital immediately following the plans start date. The Company's ordinary shares over which options have lapsed or been surrendered is not included in calculating this limit. This number of shares is reduced by the number of ordinary shares that are committed under the Employee Plan described below, as a result of employees, who would otherwise have been expected to participate in the Management Plan, participating in the Employee Plan rather than the Management Plan, because it is beneficial, for tax or similar reasons, for them to do so.

Exercise of options

        Options granted under the Management Plan will only become exercisable, or vest, to the extent that the performance targets set out below have been satisfied. While the performance targets for the initial grant of options will be the same, two vesting schedules will apply; one schedule applicable to participants who have released their rights under the Retention and Emergence plan (R&E plan), and the other schedule applicable to participants who did not have any rights under the R&E plan. For subsequent grants, for example, to new employees or as a result of promotions or expanded roles or responsibilities the Remuneration Committee will set performance targets which are appropriate in the circumstances and at least as challenging as those for the initial grant.

        Under the initial grant made on 24 June 2003, options become exercisable in five tranches between 12 and 63 months after the Plan start date subject to the achievement of the following performance conditions:

	Percentage of shares subject to option that vest
Tranche	Participants who released Retention and emergence plan rights*	Other participants	Condition
1	20	10	Repayment of 30% of the Junior Notes within 24 months after the Plan start date. Options will not be exercisable before 12 months after the Plan start date.
2	10	10	Repayment of 50% of the Junior Notes within 27 months after the Plan start date. Options will not be exercisable before 15 months after the Plan start date.
3	20	20	Repayment of 100% of the Junior Notes within 30 months after the Plan start date. Options will not be exercisable before 18 months after the Plan start date.
4	20	30	The Company achieving a market capitalisation of £1 billion and repayment of 100% of the Junior Notes within 39 months after the Plan start date. Options will not be exercisable before 27 months after the Plan start date.
5	(within 51 months of the Plan start date) 30	(within 51 months of the Plan start date) 30	The Company achieving a market capitalisation of £1.5 billion and repayment of 100% of the Junior Notes within 63 months after the Plan start date. Options will not be exercisable before 39 months after the Plan start date.
	(between 51 months and 63 months of the Plan start date) 20	(between 51 months and 63 months of the Plan start date) 20

*
Participants in the R&E plan waived the final payment under the R&E plan in order to participate in the management plan.

*
Does not apply to P S Binning and J F Devaney. P S Binning's options became exercisable in relation to 20 October 2003 being the date of commencement of his employment with the Company, rather than the Plan start date.

        These performance conditions and the numbers of options granted to each participant were determined in order to:

  •
  provide an incentive to deliver value to the Company's shareholders through the repayment of debt and growth in market capitalisation; and

  •
  provide a level of reward appropriate to the Company's performance.

        In order for tranche 5 to become exercisable, the rolling average market capitalisation must exceed the stated target for a 90-day period. The performance criteria in respect of tranches 1 to 4 have now been met and tranches 1 to 4 have vested.

        If any performance target is not satisfied within the stated period the tranche of the option subject to that performance target will lapse and cease to be capable of becoming exercisable.

        In relation to tranches 4 and 5, the Group's market capitalisation is measured using the daily volume weighted average share price determined from prices quoted on the principal exchange on which our ordinary shares are listed and the number of our ordinary shares outstanding immediately following the plans start date. In order to determine if the relevant condition is satisfied, the daily volume weighted average share price will be obtained for each day of a rolling 90 day period and the average price over that 90 day period will be determined. If that average price when multiplied by the number of our ordinary shares in issue on the plans start date exceeds the relevant target market capitalisation, the applicable condition will have been satisfied.

        Options were granted to P S Binning, J F Devaney and M W J Parton under the Management Plan. Details are set out on page 76 of this report. Each of these grants is subject to the performance conditions explained above although the dates on which the option granted to P S Binning becomes exercisable differ. No director holds any share options (or any other long-term incentive), which are not subject to performance conditions. No further grants will be made to the Chairman or the executive directors under the Management Plan.

Taxation

        The exercise of an option may be made conditional upon a participant agreeing to comply with any arrangements specified by us for the payment of taxation, social security contributions or any other deductions at source, including in the UK, as is likely to be the case, in respect of at least part of the relevant employing company's secondary class 1 National Insurance contributions liability arising on exercise required or permitted in respect of an option.

Termination of employment

        If a participant ceases employment voluntarily or he is dismissed for cause, his options will normally lapse on the date of cessation.

        However, where a participant ceases employment due to death, injury, disability, ill-health, redundancy, retirement or the sale of the business or subsidiary for which the participant works, or termination of employment by the employer without cause, his options will become vested to the extent the financial performance conditions have been satisfied at the date of cessation of employment, or, if terminated without full notice, to the extent the financial performance conditions have been satisfied on the date notice would have expired, and will become exercisable at the time they would otherwise have been exercisable as set out in the table above for a period of six months, 12 months in the case of death. The Remuneration Committee may decide whether a different proportion of an option should vest on the cessation of employment of any participant due to the sale of a business or subsidiary that was a key business or subsidiary. Following the expiry of the relevant period, all of a participant's unexercised options will lapse.

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

Rights attaching to ordinary shares on the exercise of options

        Ordinary shares allotted under the management plan will carry the same rights as all other issued ordinary shares. Participants do not qualify for any rights attaching to ordinary shares where the record date is before the date on which the option is exercised.

Takeover, reconstruction or winding-up

        If any person obtains control of the Company as a result of making an offer to acquire the whole of the Company's issued share capital, or, having such control, makes a general offer to acquire all the shares other than those already owned by that person, the first grant of options under the Management Plan will become exercisable in full to the extent that the financial performance conditions have been satisfied immediately prior to a change of control. A proportion of the remainder of any ordinary shares, which are the subject of outstanding options, will vest and become exercisable according to the following formula:

Remainder of ordinary shares the subject of outstanding options	×	market capitalisation on change of control
(as evidenced by the consideration paid by the acquirer and the number of the ordinary shares in issue immediately following the plan start date)
£1.5 billion

        The formula above assumes that a change of control occurs 63 months after the plans start date. If a change of control occurs sooner, to reflect the benefit to shareholders of the early release of funds, the £1.5 billion figure will be reduced by £25 million for each complete quarter between the change of control and the date which is 63 months after the Plan's start date.

        Participants will have six months within which to exercise their options to the extent exercisable, following the change of control, or general offer; thereafter, the options will lapse. The Remuneration Committee will determine the extent to which any subsequent options will vest in the event of a takeover, having regard to the performance targets to which those options are subject. If a person becomes bound or entitled to give notice to acquire ordinary shares under sections 428 to 430F of the UK Companies Act 1985, a participant may exercise his options to the extent exercisable as referred to above during the period when that person remains so bound or entitled; thereafter, they will lapse. Participants may, in certain circumstances, be given the opportunity to exchange their options for options over ordinary shares in an acquiring company.

        If the Group is reconstructed, the effect of which is that a person obtains control of the Company, other than as a result of making an offer for the Company's issued share capital, the provisions relating to a change of control following an offer shall apply. These provisions shall not apply if there is a reconstruction, the purpose and effect of which is to create a new holding company where such holding company has substantially the same shareholders and proportionate shareholdings as those currently in place. On the occurrence of a reconstruction of that type, the Remuneration Committee will use its best endeavors to ensure that any outstanding options are rolled-over so that they continue over shares in the new holding company. If there is no roll-over, options will continue unaffected by the scheme of arrangement in connection with our restructuring. If there is any other reconstruction or if the Company is wound-up, options will lapse on the reconstruction or winding-up taking effect.

Adjustments of options

        If there is a variation in the Company's share capital, including by way of a capitalisation, rights issue, consolidation, sub-division, reduction or any other variation or our implementation of a demerger or payment of a super-dividend which would materially affect the value of options under the Management Plan, the Remuneration Committee may, subject to the approval of the UK Inland Revenue (in the case of approved options), make the adjustments it considers appropriate to the number of ordinary shares currently in place under option and the exercise price.

Amending the Management Plan

        The rules of the Management Plan can be amended at any time by the Board of directors, provided that no amendment to the Management Plan can be made without our prior approval in a general meeting of shareholders if the amendment relates to the provisions in the rules relating to eligibility, limits on the number of ordinary shares available for issue under the Employee Plan, the basis for determining a participant's entitlement to ordinary shares and any adjustment in the event of a variation in our share capital. In addition, no amendment that would materially prejudice the interests of existing participants may be made without the prior consent of participants holding three-quarters of the aggregate number of shares subject to outstanding options.

        For participants in the US, the Management Plan is structured as a conditional award of our shares or ADRs, rather than as an option, for tax purposes. No price is payable on the vesting of the awards. Awards will not vest during a prohibited period. No option may be granted more than five years after the plan's start date.

(2) The Employee Plan

Administration

        The Employee Plan is administered by the Remuneration Committee in accordance with the terms set out below.

Eligibility

        Participation in the Employee Plan is open to employees and executive directors selected by the Remuneration Committee. Employees within two years of their normal retirement date may not participate in the Employee Plan. Employees who participate in the Management Plan cannot participate in the Employee Plan.

Grant of Options

        Options may be granted under the Employee Plan for a period of up to five years from 19 May 2003.

        Options to acquire ordinary shares under the Employee Plan will be granted by either the Company or the trustee of the trust. Options may be satisfied using newly issued or existing ordinary shares. UK Inland Revenue approved options, or approved options, and non-Inland Revenue approved options, or unapproved options, may be granted under the Employee Plan.

        Options may be granted in the following periods: 42 days commencing on the plans start date; the day immediately following announcement of our results for any period; or a day on which the board resolves that exceptional circumstances exist which justify the grants. The exercise price for such initial grant of options shall be the average middle market quotation of the Company's ordinary shares for the five business days immediately prior to the date of grant.

        The initial options were granted in five tranches, each of which will be subject to different performance conditions as described below. Participation in the Employee Plan will not form part of or affect a participant's rights under the terms of his employment. The following is a summary of the provisions, which apply equally to approved options and unapproved options.

        Options granted under the Employee Plan only become exercisable to the extent that the performance targets to which they are subject have been satisfied. The performance targets and vesting schedule for the initial grant of options are the same as those for the initial grant under the Management Plan.

        Further options were granted under the Employee Plan in December 2004 subject to performance conditions, which are aligned with the initial grant of options. These conditions are:

Market capitalisation achieved after date of grant	Percentage of shares under option that become exercisable
Below £1.35 billion	0%
£1.35 billion	25% (if achieved before 19 August 2007) 16.67% (if achieved before 19 August 2008)
£1.5 billion and above	100% (if achieved before 19 August 2007) 66.67% (if achieved before 19 August 2008)
Between £1.35 billion and £1.5 billion	percentage of shares vesting will be prorated

(i)
No option can become exercisable within 24 months of grant; and

(ii)
Any option, which does not become exercisable before 19 August 2008, will lapse.

        If any performance target is not satisfied within the stated period, the tranche of the option subject to that performance target will lapse and cease to be capable of becoming exercisable.

        In relation to tranches 4 and 5, the Group's market capitalisation will be measured using the Company's daily volume weighted average share price determined from prices quoted on the principal exchange on which the Company's ordinary shares are listed and the number of ordinary shares outstanding immediately following the plans start date. In order to determine if the relevant condition is satisfied, the daily volume weighted average share price will be obtained for each day of a rolling 90 day period and the average price over that 90 day period will be determined. If that average price, when multiplied by the number of ordinary shares in issue on the plans start date, exceeds the relevant target market capitalisation, the applicable condition will have been satisfied.

        The exercise price of options under the Employee Plan is determined by the Remuneration Committee and is not less than the middle market price of the Company's shares as derived from the London Stock Exchange Daily Official List on a date (or dates, in the case of an average quotation) not more than 30 days prior to the date of grant of the options (or such other period as the Inland Revenue may agree in relation to Inland Revenue Approved Options). No options have been granted to the Chairman or the executive directors under the Employee Plan.

Individual limit on participation

        There is no limit under the Employee Plan on the aggregate maximum value of options, which may be granted to a participant in any year or in the life of the Employee Plan, subject to certain statutory limitations.

Overall limit on our ordinary shares to be made available under the Employee Plan

        The number of ordinary shares, issued or unissued, that may be committed to be issued under the Employee Plan is limited to 5% of the Company's issued share capital immediately following the plans start date. This number of shares may be increased, with a corresponding reduction in the number of ordinary shares available to be committed under the Management Plan if any employee who would otherwise have been expected to participate in the Management Plan participates in the Employee Plan rather than the Management Plan because it is beneficial, for tax or similar reasons, for them to do so. This 5% limit is only available for use on the following basis: (1) 3% in the first 12 months following 19 May 2003; (2) 1% in the second 12 months following 19 May 2003; and (3) 1% in the third 12 months following 19 May 2003. Any unused part of this limit may be utilised in subsequent years during the life of the Employee Plan. Ordinary shares over which options have lapsed or been surrendered will not be included in calculating this limit.

Taxation

        The exercise of an option may be made conditional upon a participant agreeing to comply with any arrangements specified by us for the payment of taxation, social security contributions or any other deductions at source, including in the UK, as is likely to be the case, in respect of at least part of the relevant employing company's secondary class 1 National Insurance contributions liability arising on exercise required or permitted in respect of an option.

Termination of employment

        If a participant ceases employment voluntarily or he is dismissed for cause, his options will normally lapse on the date of cessation.

        However, where a participant ceases employment due to death, injury, disability, ill-health, redundancy, retirement or the sale of the business or subsidiary for which the participant works, or termination of employment by the employer without cause, his options will become vested to the extent the financial performance conditions have been satisfied at the date of cessation of employment, or, if terminated without full notice, to the extent the financial performance conditions have been satisfied on the date notice would have expired, and will become exercisable at the time they would otherwise have been exercisable as set out in the table above for a period of six months, 12 months in the case of death. The Remuneration Committee may decide whether a different proportion of an option should vest on the cessation of employment of any participant due to the sale of a business or subsidiary that was a key business or subsidiary. Following the expiry of the relevant period, all of a participant's unexercised options will lapse.

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

Takeover, reconstruction or winding-up

        If any person obtains control of the Company as a result of making an offer to acquire the whole of our issued share capital, or, having such control, makes a general offer to acquire all the shares other than those already owned by that person, the first grant of options under the Employee Plan will become exercisable in full to the extent that the financial performance conditions have been satisfied immediately prior to a change of control. A proportion of the remainder of any ordinary shares, which are the subject of outstanding options will vest and become exercisable according to the following formula:

Remainder of ordinary shares the subject of outstanding options	×	market capitalisation on change of control
(as evidenced by the consideration paid by the acquirer and the number of the ordinary shares in issue immediately following the plan start date)
£1.5 billion

        The formula above assumes that a change of control occurs 63 months after the plans start date. If a change of control occurs sooner, to reflect the benefit to shareholders of the early release of funds, the £1.5 billion figure will be reduced by £25 million for each complete quarter between the change of control and the date which is 63 months after the plans start date.

        Participants will have six months within which to exercise their options to the extent exercisable, following the change of control, or general offer; thereafter, the options will lapse. The Remuneration Committee will determine the extent to which any subsequent options will vest in the event of a takeover, having regard to the performance targets to which those options are subject. If a person becomes bound or entitled to give notice to acquire ordinary shares under sections 428 to 430F of the UK Companies Act 1985, a participant may exercise his options to the extent exercisable as referred to above during the period when that person remains so bound or entitled; thereafter, they will lapse. Participants may, in certain circumstances, be given the opportunity to exchange their options for options over ordinary shares in an acquiring company.

        If the Group is reconstructed, the effect of which is that a person obtains control of the Company, other than as a result of making an offer for the Company's issued share capital, the provisions relating to a change of control following an offer shall apply. These provisions shall not apply if there is a reconstruction, the purpose and effect of which is to create a new holding company where such holding company has substantially the same shareholders and proportionate shareholdings as those currently in place. On the occurrence of a reconstruction of that type, the Remuneration Committee will use its best endeavors to ensure that any outstanding options are rolled-over so that they continue over shares in the new holding company. If there is no roll-over, options will continue unaffected by the scheme of arrangement in connection with our restructuring. If there is any other reconstruction or if the Company is wound-up, options will lapse on the reconstruction or winding-up taking effect.

Adjustments of options

        If there is a variation in the Company's share capital, including by way of a capitalisation, rights issue, consolidation, sub-division, reduction or any other variation or our implementation of a demerger or payment of a super-dividend which would materially affect the value of options under the Employee Plan, the Remuneration Committee may, subject to the approval of the UK Inland Revenue (in the case of approved options), make the adjustments it considers appropriate to the number of ordinary shares currently in place under option and the exercise price.

Amending the Employee Plan

        The rules of the Employee Plan can be amended at any time by our board, provided that no amendment to the Employee Plan can be made without prior approval in a general meeting of shareholders if the amendment relates to the provisions in the rules relating to eligibility, limits on the number of ordinary shares available for issue under the Employee Plan, the basis for determining a participant's entitlement to ordinary shares and any adjustment in the event of a variation in our share capital. In addition, no amendment that would materially prejudice the interests of existing participants may be made without the prior consent of participants holding three-quarters of the aggregate number of shares subject to outstanding options. For these purposes, the interests of the holders of approved options and unapproved options are separate.

Participants in the US

        For participants in the US, the Employee Plan will be structured as a qualifying incentive stock option plan and a non-qualifying stock option plan over ordinary shares or ADRs. Options will be granted on the same terms and will be subject to the same performance conditions as described above, save any changes necessary to take account of the relevant US legislation.

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

        No options can be granted under the Employee Plan more than five years after the plan's start date.

(3) The Sharesave Plan

        The Sharesave Plan was approved by shareholders at the 2004 Annual General Meeting. Options granted under the Sharesave Plan are linked to a savings contract, the proceeds of which may be used to exercise the option. All employees (including the Chairman and the executive directors) are eligible to participate in the Sharesave Plan.

        A total of 1,724,274 options were granted to employees under the Sharesave Plan on 3 February 2005. The Remuneration Committee will determine if any future grants will be made under the Sharesave Plan.

Cash Bonuses—Annual Incentive Plan

        As referred to above, the Company, on the recommendation of the Remuneration Committee, will ask shareholders, at the forthcoming Annual General Meeting, to amend the Company's Articles of Association, by the deletion of Article 111, to allow participants in the Management Plan to join the Company's Annual Incentive Plan with effect from 1 October 2005. Article 111 provides that without the approval, by ordinary resolution, of the members of the Company in general meeting, no participant in the Management Plan (other than persons eligible to receive sales related bonuses or commissions) can participate in any annual bonus arrangement or any long-term incentive plan before the date on which all the tranches of options granted in the initial grant under the Management Plan have lapsed or become capable of exercise.

Pension

Pension Plans

        The Company operates two defined benefit pension plans for its employees and those of its subsidiary companies of which all of the executive directors are members and a defined benefit FURBS for one of the executive directors who left the employment of the Company during the year. Both of the pension plans are subject to periodic actuarial valuations. The assets of the pension plans are held in trust and the funds are independent of the Company.

        At 31 March 2005, the amounts held by the trustee of each of the schemes was as follows:

£'000
The G.E.C. 1972 Plan	2,388,000
The Marconi No 15 FURBS	Nil
The Marconi Communications Public Sector Pension Scheme	71,558

        The last actuarial valuation of the G.E.C. 1972 Plan was undertaken as at 5 April 2002, the results of which concluded that it was fully funded at that date. The next valuation is due as at 5 April 2005 and is currently being undertaken. An actuarial valuation of the Marconi Communications Public Sector Pension Scheme was undertaken at 1 November 2002, which showed that it was 75% funded at that date and resulted in an increased contribution being paid by the employer. The next actuarial valuation is due as at 1 November 2005.

        The following tables provide estimated annual benefits payable upon retirement, with respect to the named executive officers, under benefit and actuarial plans under which benefits are determined primarily by final (or average final) compensation and years of service.

The G.E.C. 1972 Plan

	Years of Service
Remuneration (£)
	15	20	25	30	35
125,000	16,139	21,519	26,898	32,278	37,657
150,000	20,260	27,013	33,766	40,520	47,273
175,000	24,381	32,508	40,635	48,762	56,888
200,000	28,502	38,002	47,503	57,003	66,503
225,000	32,623	43,497	54,371	65,245	67,932
250,000	36,743	48,991	61,239	67,932	67,932
300,000	44,985	59,980	67,932	67,932	67,932
400,000	50,949	67,932	67,932	67,932	67,932
450,000	50,949	67,932	67,932	67,932	67,932
500,000	50,949	67,932	67,932	67,932	67,932

        Benefits that are based on the service and final salary formula in the G.E.C. 1972 Plan are calculated as n/50ths (where n is years of service) of final pensionable earnings, less a UK National Insurance offset. In addition, the accrual of benefits can be affected by restrictions imposed by the UK tax authorities. All figures in the table above are in pounds sterling and show values payable relating to members' service. Each of the executive officers is entitled to benefits under the G.E.C. 1972 Plan. The final remuneration for each of the executive directors is restricted to approximately US$165,000 by the UK tax authorities and their service under the G.E.C. 1972 Plan to 31 March 2005 is as follows:

PS Binning	2 years
J F Devaney	2 years
M W J Parton	15 years

The Marconi Communications Public Sector Pension Scheme

	Years of Service
Remuneration (£)
	15	20	25	30	35
125,000	12,878	17,170	21,463	25,755	30,048
150,000	15,453	20,604	25,755	30,907	36,058
175,000	18,029	24,038	30,048	36,058	42,068
200,000	20,604	27,473	34,341	41,209	48,077
225,000	23,180	30,907	38,634	46,360	54,087
250,000	25,755	34,341	42,926	51,511	60,096
300,000	30,907	41,209	51,511	61,813	67,932
400,000	41,209	54,945	67,932	67,932	67,932
450,000	46,360	61,813	67,932	67,932	67,932
500,000	50,949	67,932	67,932	67,932	67,932

        Benefits that are based on the service and final salary formula in the Marconi Communications Limited Public Sector Pension Scheme are calculated as n/80ths (where n is years of service) of final pensionable earnings. None of the named executive officers is entitled to benefits under the Marconi Communications Limited Public Sector Pension Scheme.

G.E.C. 1972 Plan

        The G.E.C. 1972 Plan (the UK Plan), is the only tax exempt approved plan of which the Company is the principal employer. The only other tax exempt approved pension plan in the UK operated by the Company is the Marconi Communications Limited Public Sector Pension Scheme, where Marconi Communication Limited is the principal employer and is responsible for its own contributions. Employee contributions to the UK Plan are 3% of pensionable earnings with employers paying the balance of the cost. The Company is the UK Plan's principal employer but group companies also participate and are responsible for their own contributions. The executive directors are members of the UK Plan. The other UK defined benefit pension schemes are FURBS, described above and UURBS described below.

Marconi USA Employees' Retirement Plan

        The principal pension plan in the US is the Marconi USA Employees' Retirement Plan (the 'US Plan'), which is a tax-qualified, funded defined benefit plan.

        In addition to the US Plan, the Access Business Retirement Plan was also maintained in the US (the 'Access Plan'). This plan was a tax-qualified, funded defined benefit plan. On 11 January 2005 an annuity contract was purchased from the assets funding the plan to cover all the benefits accrued under the plan. The plan was terminated on 15 February 2005. In December 2004 and early in 2005 filings were made with the Pension Benefit Guaranty Corporation and the Internal Revenue Service regarding the termination of the plan. The affairs of this plan will be officially concluded when appropriate responses are received with respect to such filings or an appropriate time period expires after such filings.

Pension Benefits—Chairman and Executive Directors

        P S Binning, J F Devaney and M W J Parton are members of the Group's approved UK pension scheme, the G.E.C. 1972 Plan. Payment of pension benefits is not linked to performance. They have a normal retirement age of 62, other than J F Devaney who has a normal retirement age of 65. J F Devaney was admitted to the G.E.C. 1972 Plan under standard terms and conditions with effect from 19 May 2003 and has accrued benefits in the G.E.C. 1972 Plan since that date. P S Binning was admitted to the G.E.C. 1972 Plan under standard terms and conditions with effect from 22 October 2003 and has accrued benefits in the G.E.C. 1972 Plan since that date.

        Basic salary is the only element of remuneration that is pensionable. The earnings of P S Binning, J F Devaney and M W J Parton are subject to the Inland Revenue earnings cap that restricts the benefits that can be accrued under a tax approved pension scheme. Each has an unapproved arrangement to provide additional pension and life assurance benefits from those accrued under the G.E.C. 1972 Plan other than J F Devaney who has such an arrangement in respect of life assurance only. Funded Unapproved Retirement Benefit Schemes (FURBS) were operated during the year for P S Binning and M W J Parton.

        A review of retirement benefits for the Chairman and the executive directors has been instigated as a result of the enactment of the Finance Act 2004 and the Pensions Act 2004. Proposals resulting from this review will be presented to the Remuneration Committee during the financial year ending on 31 March 2006.

        Further details about the benefits of the Chairman and the executive directors under the G.E.C. 1972 Plan and FURBS can be found in section (G).

Other benefits

        In addition to basic salary the Chairman and the executive directors receive certain other benefits including car allowance, private medical insurance and life assurance.

(C)  Directors' service agreements

        The Remuneration Committee determines the terms and conditions of the Chairman's and the executive directors' service agreements with the Company including duration, notice period and termination provisions. It is the Company's policy that:

  •
  service agreements should be on rolling terms (subject to individual retirement and termination provisions-see below) and have notice periods not exceeding one year; and

  •
  in determining any termination provisions or payments, the Remuneration Committee will pay due regard to both individual circumstances and the need for mitigation.

        The following is a summary of the details of the service agreements of each director who served during the year:

Name of director	Effective date of service agreement/letter of appointment	Unexpired term and notice period at 31 March 2005
Chairman and executive directors:
P S Binning	20 October 2003	See note (1)
J F Devaney	16 December 2002	See note (2)
M W J Parton	19 May 2003	See note (3)
Non-executive directors:
M K Atkinson	16 December 2002	8.5 months
K R Flaherty	19 May 2003	13.5 months
P C F Hickson	6 May 2004	25 months
W K Koepf	16 December 2002	8.5 months
D F McWilliams	8 September 2003	17 months
Former director:
M J Donovan	19 May 2003	See note (5)

Notes:

(1)
P S Binning's terms of employment are set out in a service agreement with the Company dated 20 October 2003. His service agreement is terminable by the Company on giving 12 months' notice or by P S Binning on giving 6 months' notice and terminates automatically on his 62nd birthday. The agreement also permits the Company to make a payment in lieu of notice, which entitles him to the following payment, pro rata to the notice period or unexpired balance of it, should the Company terminate his service agreement without giving 12 months' notice:

(i)
basic salary;

(ii)
166% of the cash equivalent transfer value of pension contributions (net of tax) which would have accrued for him in the G.E.C. 1972 Plan;

(iii)
100% of the aggregate contributions (gross) which would have been paid into his FURBS; and

(iv)
the cost (to the Company) of providing benefits (other than bonus, pension and incentive entitlements), which cost the Company may set at 10% of his basic salary.

  This amount would also be payable to P S Binning if certain circumstances arise in the 12 months following a change of control of the Company, including (i) the Company terminating his employment, other than for cause, or (ii) P S Binning terminating his employment, in such circumstances, following a material reduction in the scope of his responsibilities or in his remuneration and benefits, or (iii) P S Binning ceasing to be a director of the Company other than by voluntary resignation.

(2)
J F Devaney's service agreement is terminable by either party giving 3 months' notice and terminates automatically on his 65th birthday. There are no clauses in his service agreement relating to pay in lieu of notice.

(3)
M W J Parton's terms of employment are set out in a service agreement with the Company dated 19 May 2003. His service agreement is terminable by the Company on giving 12 months' notice or by M W J Parton on giving 6 months' notice and terminates automatically on his 62nd birthday. The agreement also permits the Company to make a payment in lieu of notice. The amount of any such payment is at the reasonable discretion of the Remuneration Committee, which is to consider the relationship between the Group's and M W J Parton's performances and defines the maximum payable as being pro rata to the notice period or unexpired balance of it:

  (i)
  basic salary;

  (ii)
  166% of the cash equivalent transfer value of pension benefits (net of tax) which would have accrued for him in the G.E.C. 1972 Plan;

  (iii)
  100% of the aggregate contributions (gross) which would have been paid into his FURBS; and

  (iv)
  the cost (to the Company) of providing benefits (other than bonus, pension and incentive entitlements), which cost the Company may set at 10% of his basic salary.

  This amount would also be payable to M W J Parton if certain circumstances arise in the 12 months following a change of control of the Company, including (i) the Company terminating his employment, other than for cause, or (ii) M W J Parton terminating his employment, in such circumstances, following a material reduction in the scope of his responsibilities or in his remuneration and benefits, or (iii) M W J Parton ceasing to be a director of the Company other than by voluntary resignation.

(4)
Non-executive directors do not have service agreements with the Company. All non-executive directors serve for an initial period of 3 years, subject to the Articles of Association of the Company, after which an appointment can be renewed by agreement of the Board.

  No compensation is payable upon termination of appointment but if an appointment terminates in any year for which an advance fee has been paid (see section (D) for full details) the director concerned is obliged to repay a prorated amount of that year's advance fee.

(5)
Until he left the employment of the Company on 31 December 2004, M J Donovan's terms of employment were set out in a service agreement with the Company dated 19 May 2003. His service agreement was terminable by the Company on giving 12 months' notice. On termination of his employment by the Company the following agreement was reached with M J Donovan:

(i)
in line with his contractual entitlements, the Company will make payments to him totalling £604,787 in respect of basic salary and other benefits for the unexpired notice period of his service agreement excluding holiday entitlement accrued but not taken;

(ii)
in line with his contractual entitlements, the Company has made a payment to him of £453,000 in full and final settlement of the pension promise made to him under his contract and any other pension benefits promised by the Company or liabilities arising from his FURBS. Further details are provided in section (G);

(iii)
in line with his contractual entitlements, the Company has made an additional payment to him of £175,000 in respect of expenses related to his relocation to the UK;

(iv)
in line with his contractual entitlements, the Company has arranged, at a cost to the Company of £14,880, for the provision of private medical healthcare until 31 December 2005;

(v)
the Company has arranged, at a cost to the Company of £3,000, for the continuation of Life Assurance cover until 31 December 2005;

(vi)
the Company has arranged for the transfer of two leased vehicles to Mr Donovan. The cost of terminating each of the respective leases is equal to the cost of the vehicles and the imputed benefit to Mr Donovan is £43,611; and

(vii)
the termination payment, referred to at (i) above is being made in 24 bi-monthly instalments over the payment period from 31 December 2004 to 31 December 2005 provided that, if Mr Donovan commences full time employment during this period, his instalments will be reduced by an amount equal to any salary actually received in respect of such employment attributable to the relevant month of the payment period.

        The Company's articles provide for the removal of a director by, amongst other causes, the written requirement of at least three-quarters of the other directors or by extraordinary resolution or by ordinary resolution on special notice.

        For fiscal 2005, the aggregate remuneration, including salaries, fees, pension contributions, bonus payments, severance payments and benefits in kind, granted to the directors was approximately £3.7 million. It is estimated that for fiscal 2006, under arrangements in force at the date of this document, the remuneration of the directors will be approximately £2.1 million.

        There is no arrangement under which a director has waived or agreed to waive future emoluments nor have there been any such waivers agreed during the financial year immediately preceding the date of this document. There are no outstanding loans or guarantees granted or provided by us to, or for the benefit of, any of the directors.

External appointments

        With the Company's approval the Chairman and the executive directors are permitted to hold appointments outside the Company. Any such appointments must be in line with the Company's internal procedures and any fees payable in connection with these appointments may be retained by individuals unless otherwise agreed.

(D)  Non-executive directors

        The policy on remuneration of non-executive directors is determined by the Board, by reference to practice in companies similar in size to the Company and reflects the importance and increasing complexity of the role.

        Prior to 1 January 2005 the basic fee of each non-executive director was based on two days' service to the Company per month. The non-executive directors could also be paid a fee of £1,500 per day for each additional day devoted to the Company's business over and above the threshold of 24 days per annum in respect of Board service plus an additional four days per annum in respect of chairmanship of Board Committees where applicable. The Chairman of the Audit Committee received an additional fee of £15,000 per annum and the Chairman of the Remuneration Committee an additional fee of £10,000 per annum.

        A new fee structure for all non-executive directors was agreed by the Board on 22 December 2004, and was effective from 1 January 2005. The new arrangements are as follows:

Name of director	Basic fee	Committee Chairman fees	Senior Independent Director fee	Committee membership fees	Total fees
M K Atkinson	£35,000	£20,000	£15,000	£5,000	£75,000
K R Flaherty	£35,000	£5,000	—	£5,000	£45,000
P C F Hickson	£35,000	£15,000	—	£5,000	£55,000
W K Koepf	£35,000	—	—	£13,000	£48,000
D F McWilliams	£35,000	—	—	£10,000	£45,000

        The non-executive directors are also paid advance fees, which, by agreement with the non-executive directors, are specifically used to purchase shares in the Company. These fees are paid in advance for each of the corresponding years of their appointment as follows:

Name of director	Year one	Year two	Year three
M K Atkinson	£100,000	£30,000	£30,000
K R Flaherty	£30,000	£30,000	£30,000
P C F Hickson	£30,000	£30,000	—
W K Koepf	£100,000	£30,000	£30,000
D F McWilliams	£30,000	£30,000	£30,000

        The non-executive directors must hold the shares purchased in year one (included in section (H)(i)) for three years from the date of their appointment and those purchased in years two and three for one year from the respective purchase dates. If an appointment is terminated for any reason during any year, for which an advance fee has been paid, the director concerned is obliged to repay the advance fee for that year, less an amount pro rata to the time served during the year. The Chairman has discretion to waive the holding periods if he considers there to be a valid reason to justify this.

        Non-executive directors do not participate in any other incentive scheme or the Group's pension arrangements and receive no further benefits or entitlements.

(E)  Performance graph

        The Directors Remuneration Report Regulations 2002 require the Company to provide, in this Report, a line graph illustrating the Company's performance, measured by Total Shareholder Return (TSR), as compared with an appropriate and broad equity market index. TSR is defined as the return shareholders would receive if they held a notional number of shares in the Company. It measures the percentage growth in the Company's share price together with the value of any dividends paid, assuming that the dividends are reinvested in the Company's shares.

        The following graphs show, since 19 May 2003, being the date on which the Company's shares commenced trading on the London Stock Exchange, the TSR on a holding of shares in the Company as against that of a hypothetical holding of shares made up of shares of the same kinds and number as those by reference to which the FTSE 250 Index is calculated. The FTSE 250 Index was selected for this purpose as it is a widely recognised performance comparison for UK companies of a similar size to the Company.

        As a result of the significant fall in the Company's share price following the announcement, on 21 April 2005, of BT's decision not to select the Company as a preferred supplier in respect of its 21CN project, the Remuneration Committee felt it appropriate to publish the following graph, in addition to the graph above, which shows the TSR performance from 19 May 2003 and 31 August 2005.

(F)   Directors' remuneration for the year ended 31 March 2005

									Pension Contributions
											Payments to meet contributions on serverance
	Salary and fees	Advance fees	Other benefits		Expenses chargeable to tax	Termination payments	2005 Total	2004 Total
				Bonus					2005	2004
	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000
Current directors:
M K Atkinson	52	30	—	—	3	—	85	127	—	—	—
P S Binning	299	—	48	—	—	—	347	157	71	32	—
J F Devaney	283	—	17	—	20	—	320	271	38	21	—
K R Flaherty	38	30	—	—	1	—	69	55	—	—	—
P C F Hickson	40	27	—	—	1	—	68	—	—	—	—
W K Koepf	48	30	—	—	4	—	82	160	—	—	—
D F McWilliams	34	30	—	—	—	—	64	34	—	—	—
M W J Parton	522	—	97	—	—	—	619	860	159	514	—

	1,316	147	162	—	29	—	1,654	1,664	268	567	—

Former directors:
M J Donovan	295	—	71	—	—	1,294	1,660	490	87	125	—

	1,611	147	233	—	29	1,294	3,314	2,154	355	692	—

Notes:

(1)
Other benefits include:

(i)
for P S Binning, M J Donovan and M W J Parton, the payment of a non-pensionable earnings supplement in relation to Funded Unapproved Retirement Benefit Schemes (FURBS);

(ii)
for P S Binning, J F Devaney, M J Donovan and M W J Parton, a car allowance or cash equivalent of a car under the Group's car scheme, life assurance cover and medical health insurance; and

(iii)
for M J Donovan the payment of an additional overseas allowance to cover taxation costs related to attending Board meetings held in the UK.

(2)
All directors are reimbursed all necessary and reasonable expenses incurred in the performance of their duties.

(3)
M J Donovan resigned as a director of the Company on 1 November 2004. Remuneration detailed above relates to the period until 31 December 2004, being the date on which his employment with the Company terminated. The salary payment shown includes an additional allowance paid in respect of holiday entitlement accrued but not taken before 31 December 2004.

The termination payment shown relates only to those payments made, or costs accrued, by the Company in the period from 31 December 2004 until 31 March 2005. Fuller details of his severance arrangements are included in sections (C) and (G).

(4)
Fees for non-executive directors also include any additional fees where appropriate. Advance fees shown above are those applicable, on a pro rata basis, to the year ended 31 March 2005. Fuller details are set out in section (D). W K Koepf's remuneration also includes additional sums paid to him in respect of his non-executive chairmanship of two German subsidiary companies of the Company.

(5)
Pension contributions include contributions by the Company to all pension schemes.

        The following table shows emoluments paid or payable to all directors and executive officers of Marconi Corporation plc as a group for the year ended 31 March 2005.

	Excluding Pension Contributions					Pension contributions		Gains made on exercise of share options
										Total
	Salary and fees	Other Benefits
			Bonus	2005	2004	2005	2004	2005	2004	2005	2004
	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000
Total for all directors and executive officers*	3,885	2,216	—	6,101	4,565	738	962	25,954	—	32,793	5,527

*
Includes the remuneration of M Donovan who resigned on 1 November 2004.

        The emoluments for all of the directors and executive officers are in respect of full year or, where appropriate, from their dates of appointment.

(G)  Retirement benefits

        The Chairman and the executive directors are members of the Group's principal pension scheme, the G.E.C. 1972 Plan, which is a defined benefit scheme. The last actuarial valuation of the scheme was carried out as at 5 April 2002. Members contribute at the rate of 3% of pensionable earnings, subject to limits imposed by the Inland Revenue. Company contributions made during the year ended 31 March 2005 amounted to 8.2% of pensionable earnings. Such Company contributions were restricted in a similar manner to the members' own contributions.

        Details of the Funded Unapproved Retirement Benefit Schemes (FURBS) operated during the year for P S Binning, M J Donovan and M W J Parton are set out below.

        The Company made contributions to the FURBS established for M W J Parton during the year ended 31 March 2005. A gross contribution of 35% of basic salary is paid as a pension allowance, 60% of which is payable to the FURBS established for him and the balance of 40% is paid direct to M W J Parton.

        The Company made contributions to the FURBS established for P S Binning during the year ended 31 March 2005. A gross contribution of 25% of basic salary is paid as a pension allowance, 60% of which is payable to the FURBS established for him and the balance of 40% is paid direct to P S Binning.

        Until the date that M J Donovan left the employment of the Company, contributions were made to the FURBS established for him to provide benefits at his normal retirement age of 62 equivalent to a pension of two-thirds of average final pensionable salary. The targeted benefit took into account the capital value of benefits arising from Mr Donovan's membership of the G.E.C. 1972 Plan and any relevant benefit in payment or otherwise arising from previous employment. The contribution rate was 39% of his base salary, although while he was posted to the US the rate was 46% owing to local tax legislation. Contributions were paid in the ratio of 60% directly to the FURBS established for him and 40% to M J Donovan, or as required under US tax law.

        As Mr Donovan had a defined benefit promise, in respect of his FURBS, an actuary assessed the amount that was paid in contributions periodically in order to meet the promise. In such an arrangement, the amount actually required to meet the promise can only be assessed accurately at the date at which the benefit is paid. The settlement payment, as referred to in section (C) above, was paid to Mr Donovan in order to finalise his retirement benefits as at his date of leaving the employment of the Company. The Company took advice from an independent actuary about the settlement payment which was deemed fair and reasonable and in the interests of both parties.

Death in service benefits

        In the event of death in service, a lump sum of four times basic salary, plus additional benefits for a surviving spouse and/or children, inclusive of any death benefits arising from the G.E.C. 1972 Plan and from previous employment where specified, will be held in trust for the benefit of dependants of P S Binning and M W J Parton. In the case of J F Devaney a lump sum of four times basic salary, inclusive of any death benefits arising from the G.E.C. 1972 Plan, will be held in trust for the benefit of his dependants.

        In accordance with the requirements of the Listing Rules and the Directors Remuneration Report Regulations 2002, the disclosures required for the year ended 31 March 2005 are set out below.

Listing Rules—tax unapproved benefits

        The pension benefits earned by the directors of Marconi Corporation plc under the FURBS arrangements are:

Name of director	Length of pensionable service	Increase/(decrease) in accrued pension over the period to 31 December 2004 (net of inflation)	Cost of pension benefits accrued during the period net of member's contributions	Accumulated total accrued pension at 31 December 2004
	Years	£000	£000	£000
M J Donovan*	6	(8)	(48)	79

*
M J Donovan's appointment as a director of the Company terminated on 1 November 2004 and his employment with the Company terminated on 31 December 2004.

        Until the date that M J Donovan left the employment of the Company, his defined benefit FURBS arrangement existed to provide a pension equivalent to two thirds of average final pensionable earnings, inclusive of benefits provided by the G.E.C. 1972 Plan and from other employment (retained benefits). The value of retained benefits and those from the G.E.C. 1972 Plan have increased during the year resulting in a lower cost to fund the FURBS promise.

        The pension entitlement shown above is that which would be paid annually at normal retirement based on service to 31 December 2004. The increase in accrued pension during the period excludes any increase for inflation. Contributions paid to M J Donovan's FURBS during the period were £61,303 (2004: £87,648).

        P S Binning and M W J Parton have defined contribution FURBS arrangements. During the year the Company paid £110,250 (2004: £463,250) to M W J Parton's FURBS and £45,000 (2004: £20,481) to P S Binning's FURBS.

Listing Rules—tax approved benefits

        The pension benefits earned by the directors of Marconi Corporation plc under the G.E.C. 1972 Plan are:

Name of director	Length of pensionable service	Increase in accrued pension over the period to 31 March 2005 (net of inflation)	Cost of pension benefits accrued during the period net of member's contributions	Accumulated total accrued pension at 31 March 2005
	Years	£000	£000	£000
P S Binning	1	1	3	2
J F Devaney	1	2	12	4
M J Donovan*	6	12	115	21
M W J Parton	14	2	7	32

*
For M J Donovan the amounts shown relate to service to 31 December 2004 being the date on which he left the employment of the Company.

        The pension entitlement shown above is that which would be paid annually at their expected retirement age based on service to 31 March 2005 (other than for M J Donovan whose pension entitlement is calculated for service to 31 December 2004). The increase in accrued pension excludes any increase for inflation. The cost of pension benefits accrued during the period net of members' contributions has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The cost of pension benefits accrued during the period net of members' contributions is a measure of the capital cost of providing future pension payments and accordingly is a liability of the Group's pension arrangements and not a sum paid or due to the directors of the Company.

Directors' Remuneration Report Regulations 2002—tax approved benefits

Name of director	Increase in accrued pension over the period to 31 March 2005	Accumulated total accrued pension at 31 March 2005	Transfer value of accrued pension as at 31 March 2004	Transfer value of accrued pension as at 31 March 2005	Increase in transfer value over the period net of member's contributions
	£000	£000	£000	£000	£000
P S Binning	1	2	5	18	4
J F Devaney	2	4	24	48	15
M J Donovan*	12	21	90	221	123
M W J Parton	3	32	266	318	36

*
For M J Donovan the amounts shown relate to service to 31 December 2004 being the date on which he left the employment of the Company.

Notes:

(1)
Pensions accrued for the period to 31 March 2005 (or 31 December 2004 in the case of M J Donovan) represent the increase in accrued pension which occurred during the entire year.

(2)
The transfer values have been calculated in a manner consistent with Retirement Benefit Schemes—Transfer Values (GN11) published by the Institute of Actuaries and the Faculty of Actuaries.

Directors' Remuneration Report Regulations 2002—tax unapproved benefits

Name of director	Increase/ (decrease) in accrued pension over the period to 31 December 2004	Accumulated total accrued pension at 31 December 2004	Transfer value of accrued pension as at 31 March 2004	Transfer value of accrued pension as at 31 December 2004	Increase in transfer value over the period net of member's contributions
	£000	£000	£000	£000	£000
M J Donovan*	(6)	79	512	504	(8)

*
M J Donovan's appointment as a director of the Company terminated on 1 November 2004 and his employment with the Company terminated on 31 December 2004.

Notes:

(1)
Pensions accrued for the period to 31 December 2004 represent the increase in accrued pension, which occurred during the entire year.

(2)
The transfer values have been calculated in a manner consistent with Retirement Benefit Schemes—Transfer Values (GN11) published by the Institute of Actuaries and the Faculty of Actuaries.

(H)  Directors' interests

        The directors' interests as defined by the Companies Act 1985 (which include trustee holdings and family interests incorporating holdings of minor children) in shares of the Company and its subsidiaries are as follows:

(i) Ordinary shares

        The interests of the directors and other executive officers in Marconi Corporation plc ordinary shares of 25p each and warrants over such shares are shown below.

Shares: Name of director	As at 31 March 2005 Beneficial	As at 31 March 2005 Percentage of shares owned	As at 1 April 2004 Beneficial	As at 1 April 2004 Percentage of shares owned
M K Atkinson	23,263	0.01%	20,138	0.01%
P S Binning	10,000	0.00%	10,000	0.00%
J F Devaney	—	—	—	—
K R Flaherty	8,400	0.00%	5,390	0.00%
P C F Hickson	2,959	0.00%	—	—
W K Koepf	23,805	0.01%	20,480	0.01%
D F McWilliams	5,439	0.00%	2,469	0.00%
M W J Parton	45	0.00%	45	0.00%
Total for all directors and executive officers	74,673	0.04%	58,589	0.03%

Warrants: Name of director	As at 31 March 2005 Beneficial	As at 1 April 2004 Beneficial
M W J Parton	2,287	2,287
Total for all directors and executive officers	4,097	4,097

        None of the directors held any non-beneficial interests in the shares of the Company or its subsidiaries during the year.

        There have been no other changes in the directors' interests in Marconi Corporation plc shares and warrants between 31 March 2005 and 26 September 2005.

(ii) Options

        Details of options, over Marconi Corporation plc ordinary shares of 25p each, held by executive directors under the Management Plan (as detailed in section (B)) and in total for all directors and executive officers are as follows:

Name of director**	Number of shares under option as at 1 April 2004	Total exercise price pence (per exercise)	Date of grant	Number of options granted in the year*	Number of options exercised in the year*	Number of shares under option as at 31 March 2005*	Exercise period
P S Binning	1,000,000	100	13 Feb 2004	Nil	160,000	840,000	Oct 2004 to Oct 2013
J F Devaney	600,000	100	24 June 2003	Nil	192,000	408,000	May 2004 to May 2013
M J Donovan	2,000,000	Nil	24 June 2003	Nil	600,000	1,400,000	See note (2) below
M W J Parton	3,500,000	100	24 June 2003	Nil	1,400,000	2,100,000	May 2004 to May 2013
Total for all directors and executive officers	11,940,000	Various	Various	Nil	4,513,000	6,027,000	Various, maximum 10 year period

*
M J Donovan's appointment as a director of the Company terminated on 1 November 2004 and his employment with the Company terminated on 31 December 2004. The figures stated above reflect the number of shares under option as at 1 November 2004 or options exercised up to that date (see note (2) below).

**
No other director, who served during the period from 1 April 2004 until 31 March 2005, held options over the Company's shares.

Notes:

(1)
The Chairman and the executive directors have been granted options over the number of shares detailed above, which become exercisable in five tranches subject to the conditions detailed in section (B). With the exception of M J Donovan, holders are required to pay £1.00 per exercise of an option or part thereof.

(2)
The following exercises of options took place during the year:

(i)
by P S Binning on 19 November 2004 in respect of 80,000 shares at a market price on exercise of £5.83 and on 11 February 2005 in respect of 80,000 shares at a market price on exercise of £5.66;

(ii)
by J F Devaney on 19 August 2004 in respect of 96,000 shares at a market price on exercise of £5.90 and on 19 November 2004 in respect of 96,000 shares at a market price on exercise of £5.83;

  (iii)
  by M J Donovan on 19 August 2004 in respect of 600,000 shares at a market price on exercise of £5.90. The first four tranches of M J Donovan's options have now vested. His options will continue to vest to the extent that the performance conditions to which the options are subject have been completely satisfied on 31 December 2005 and will become exercisable at the time at which the options would otherwise have become exercisable for a period of six months, after which the options will lapse; and

  (iv)
  by M W J Parton on 19 August 2004 in respect of 840,000 shares at a market price on exercise of £5.90 and on 19 November 2004 in respect of 560,000 shares at a market price on exercise of £5.83.

(3)
No variations have been made to the terms and conditions or performance criteria attaching to share options during the year. No options have lapsed during the year.

(4)
No amendments are currently proposed to the terms and conditions of any entitlement of the executive directors to share options.

(5)
The mid-market price of a Marconi Corporation plc share as at 31 March 2005 was £5.39 with a range during the year of £5.01 to £6.96.

        The Company does not currently operate any long-term incentive plans other than the share option plans described in section (B).

        The information provided above is a summary and full details of directors' shareholdings and options are contained in the Company's register of directors' interests.

        Sections (F), (G) and (H) (other than directors interests as disclosed in section (H) (i)) of this report were subject to audit by Deloitte & Touche LLP. The performance criteria for share schemes given in section (B) (iii) (1) and (2) also forms part of the audited information.

SECTION III—ADDITIONAL INFORMATION REQUIRED BY FORM 20-F

Exchange Rate Information

        The noon buying rate for pounds sterling expressed in US dollars per pounds sterling on 26 September 2005 was £1.00 = US$1.7772

        The following table sets forth the high and low noon buying rate for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

2005	High	Low
March	1.9292	1.8657
April	1.9197	1.8733
May	1.9048	1.8205
June	1.8368	1.7930
July	1.7753	1.7303
August	1.8148	1.7695
September (through 26 September 2005)	1.8420	1.7772

        The following table sets forth the average noon buying rate for pounds sterling expressed in US dollars per pound sterling for each of the five most recent fiscal years, based on the noon buying rate on the last business day of each month.

Fiscal year ended 31 March	Average
2001	1.4737
2002	1.4320
2003	1.5541
2004	1.7023
2005	1.8504

Risk Factors

        The telecommunications market fluctuates and demand, competition, pricing and margin are impacted by many factors, including decisions by our customers relating to their deployment of technology and their timing of purchases, which could have a material adverse effect on our business, operating results and financial condition.

        The telecommunications industry is extremely sensitive to market conditions. Over the last three years, our operating results have been adversely affected as a result of unfavourable market conditions and reduced capital spending by carriers and businesses, particularly in the US and Europe. Many of our current and potential customers are network operators that have or have had high levels of indebtedness and, in some cases, emerging or weak revenue streams. Adverse economic conditions, network over-capacity due to excess build-out, lack of funding for telecommunications development, overspending on license fees have forced network operators to undertake extensive restructuring and cost-cutting initiatives. Following a number of years in which the telecommunications market deteriorated significantly, in 2004, the market stabilised but is still subject to fluctuations.

        If capital investment by our customers improves at a slower pace than we anticipate, our revenues and profitability may be adversely affected. As a result of the uncertainty and variations in our market, accurately forecasting revenues, results and cash flow remains difficult. In addition our sales volumes and product mix impact our gross margin. Therefore if our sales volume does not improve or we have an unfavourable product mix we may not achieve the gross margin rate we expect, resulting in lower than expected results of operation. These factors may fluctuate from quarter to quarter.

        Rationalisation and consolidation amongst our customers in the service provider industry may cause us to experience a loss of customers and increased competition.

        The downturn in the telecommunications industry may cause rationalisation and consolidation amongst our customers. Some network operators may merge and we and one or more of our competitors may each supply products to the companies that merge. This rationalisation and/or consolidation could result in our dependence on a smaller number of customers, purchasing decision delays by the merged companies and/or our playing a lesser role, or no longer playing a role, in the supply of communications products to the merged companies. A rationalisation of industry participants could also increase the supply of used communications products for resale by affected industry participants, resulting in increased competition and pressure on pricing for our products.

        In addition, telecommunications equipment suppliers may enter into business combinations, or may be acquired by or sell a substantial portion of their assets to other competitors which may or may not involve our businesses. Such moves could result in accelerated product development, increased financial strength, or more concentrated customers, and the emergence of even more powerful or aggressive competitors.

        The largest growth opportunities are in markets and geographical areas where we lack critical mass.

        A number of our competitors have greater scale and presence in developing markets where growth in demand is more rapid. If we do not implement and execute an adequate regionalisation strategy in respect of these markets, a lack of critical mass may make it difficult for us to win new business and compete in these markets.

        We may need to effect further changes in our business in order to achieve our near-term financial objectives.

        We have not made an operating profit after goodwill and exceptional items in the last three fiscal years, nor have we recorded positive operating cash flow after exceptional items.

        Trading conditions in the telecommunications market remains uncertain. Whilst many of the major telecommunications operators have begun to restore their capital investment programmes the competitive nature of the equipment supply sector has increased markedly. Price competition, particularly from suppliers in China, and the rapid introduction and commoditisation of new technologies have placed severe pressure on our ability to improve gross margin, operating profit and operating cash flow. Unless we are able to reverse these trends through some combination of volume increase, improved product mix, product cost reductions through further outsourcing and real cost reductions in our sales, marketing and general administrative costs, it is unlikely that we will be able to achieve sustained profitability and positive cash flows.

        Lower than expected profitability and cash flows could contribute to volatility in the market price of our publicly traded securities and will affect our ability to pay dividends on the ordinary shares. In addition, we may find that we have limited or no ability to raise additional capital through offerings of debt or equity securities in the capital markets in the near or medium term.

        A relatively small number of customers account for a large proportion of our business. Our top 10 customers represent 57% of our revenue. The loss of one of these customers or reduced spending by one of these customers or our inability to obtain new customers would result in lower sales and could have a material adverse effect on our business, operating results and financial condition.

        A relatively small number of customers account for a significant proportion of our revenues. In the fiscal year ended 31 March 2005, sales to our 10 largest customers represented approximately 57% of our total sales.

        Because of this concentration, adverse changes that affect only a small number of customers or customer relationships could have a significant adverse effect on our results. If we do not fully appreciate the dynamics of our customers, their needs, key business drivers and decision criteria, we will not be able to forecast demand effectively, communicate our network vision and migrate these customers to our next generation products.

        The telecommunications industry may have entered a new phase of consolidation, one recent example being the merger of Cable & Wireless and Energis. If such consolidation occurs it is possible that in the next financial year and subsequent years an even greater percentage of our revenues will be attributable to a smaller number of customers.

        Reductions or delays in or cancellations of orders from one or more of our significant customers or the loss of one or more significant customers in any period could have an adverse effect on our revenues, profitability and cash flow.

        We were not selected as a provider to British Telecommunications plc (BT) for its 21st Century Network project (21CN). BT is our largest customer with £322 million revenue in fiscal 2005. Following BT's announcement we currently expect a reduction in BT revenues from equipment sales and associated services in the order of £50 million in fiscal 2006 compared to fiscal 2005.

        BT and its subsidiaries are of particular importance to us. In fiscal 2005 and 2004, sales to BT represented approximately 25% of our total sales in both years. BT are expected to incur significant capital and operational expenditure in their plans to build the new telecommunications network known as 21CN over the next few years. We bid for this business in response to BT's invitation to tender and failed to win any business from BT in relation to 21CN. We have announced 800 job losses in the UK principally as a consequence of us not being selected by BT. Some of our new products, such as our Impact Softswitch product, were offered in response to BT's tender invitation for 21CN. Whilst these products received praise for their technological performance, the failure to have BT as a reference customer for these products may have an adverse impact on our business. Our failure to participate in 21CN will result in our focusing our research and development spend on those products which we see as having the highest sales growth and profit potential. We are also maintaining our commitment to product roadmaps and features which our customers require. As a result the research and development spend is expected to show a modest reduction as we will no longer be developing BT specific features for our Impact Softswitch product. This may mean we fail to develop new products that our customers need and may result in an adverse impact on our business, operating results and financial condition.

        We are exposed to the risk of increasing price pressure due to commodity pricing, aggressive pricing strategies and moving to next generation network products with lower margins.

        Our products are sold in markets that are characterised by a rapid adoption of new technologies, many new product introductions, shortening product lifecycles, aggressive pricing strategies such as internet auctions and evolving industry standards. We face increasing pricing pressure from competitors based in countries which operate a significantly lower cost base than us, particularly from competitors based in the Far East, in particular China. If our products continue to be exposed to such increasing price pressure and if we are unable to reduce our product costs and remain competitive, we would be likely to lose customers and sales, which would materially affect our business, results of operations and financial condition.

        We operate in a highly competitive and rapidly changing market particularly from competitors in the Far East, in particular China, and may be unable to invest sufficiently in research and development to develop the right products necessary to sustain or increase sales.

        A number of our competitors, particularly those based in the Far East, in particular China, have a lower cost basis and greater financial and technological resources than we do and, therefore, are in a better position to invest in developing and acquiring proprietary technology, to expand into new business segments and geographies and to increase their market shares. Some of our larger competitors have greater geographic reach and presence in certain regions of the world, which enables them to service more effectively those geographies, and win more business there than we can.

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

        If we are unable to achieve cost reductions in our research and development processes on a timely basis, we may not be able to develop new products and services at the same rate, maintain compatibility of our products with competitors' products or keep up with technology market trends. If our products and services are not competitive, it is likely that we will lose customers and business, our revenues will decline and our business will be materially adversely affected.

        Many of our current and planned products are highly complex and may contain defects or errors that are detected only after deployment in communications networks. If that occurs, our reputation may be harmed.

        Our products are highly complex and some of them can only be fully tested when deployed in communications networks or with other equipment. From time to time, our products have contained undetected defects, errors or failures. The occurrence of any defects, errors or failures could result in cancellation of orders, product returns, diversion of our resources, reduced profitability resulting from an increase in costs to correct errors, legal actions by our customers or our customers' end-users and other losses to us, our customers and end-users.

        Rapid changes to existing regulations or technical standards or the implementation of new regulations or technical standards upon products and services not previously regulated could be disruptive and costly to us.

        Many of our products and services are developed in reliance upon existing regulations and technical standards, our interpretation of unfinished technical standards or the lack of such regulations and standards. Rapid changes to existing regulations and technical standards or the implementation of new regulations and technical standards upon products and services not previously regulated could adversely affect development, demand, sale and warranty of our products and services, thus increasing our costs and decreasing the demands for our products and services.

        Measures to reduce operating costs could adversely affect relations with our employees, our suppliers and/or our partners, which could disrupt our business.

        In order to reduce operating costs, we intend to reduce the size of our workforce. We have announced up to 800 job losses in the UK principally as a consequence of us not being selected to participate in BT's 21CN project. It may also be necessary for us to instigate other headcount reduction programmes in other key territories in order to ensure the competitiveness of our business. In addition to this, the planned closure of the product assembly and customer configuration facility based in New Horizon Park, Coventry in the UK, with movement of this facility to Italy, could result in disruption to the smooth operation of our supply chain. We have also renegotiated some existing contracts with suppliers and partners in order to obtain more favourable terms. The implementation of these plans may negatively impact relations with our employees and our suppliers and partners resulting in low employee morale and labour related disruptions against us. This could impact operational efficiency and inhibit the operating cost reduction programmes that are fundamental to achieving our objectives.

        In Europe, employees are protected by laws through local and central work councils that give them rights of consultation with respect to specific matters regarding their employers' business and operations. These laws and collective bargaining agreements to which we, our suppliers and partners may be subject, could make cost reductions programmes very challenging to deliver and we need to work in close partnership with employee representative groups to ensure they are completed fairly and in a timely manner.

        We are dependent on key management personnel and skilled technology workers whose departure could adversely affect our ability to develop our products and operate our business.

        The overall headcount of our businesses has been reduced to approximately 9,810 at 31 March 2005 from 12,245 at 31 March 2004. This reduction has been due to the implementation of cost-reduction plans and disposals of assets and businesses. During this period we have lost managers and employees with operational experience in our business. Other reductions we are undertaking might include further key employees with valuable skills and knowledge whose departure would adversely affect our ability to continue to develop new, and enhance existing, products and operate our business efficiently.

        At the same time, the uncertainties created by headcount reductions and our prospects generally may cause key employees to leave and otherwise increase employee and management turnover, which may contribute to, and result in, inefficiencies in running our business.

        These same uncertainties may make it difficult to attract and retain additional highly skilled individuals. The combined risk of losing key employees and not being able to attract additional highly skilled individuals may make it difficult to achieve and maintain the right skill mix in our business.

        Stock options under our stock option plan began to become exercisable in May 2004. The fourth tranche of stock options under our stock option plan became exercisable in August 2005. There is a risk that some senior employees may leave following the exercise of some or all of these options. The vesting of the fifth tranche of options under our stock option plan is subject to the achievement of performance criteria yet to be met and time restrictions that provide for the vesting of those options still exist between now and August 2008.

        We rely on the continued performance of third parties in relation to some of our outsourcing arrangements.

        We rely on outsourcing arrangements for information technology and the manufacture of some products and components and are considering further potential outsourcing opportunities in our supply chain and logistics organisation. If the third parties on whom we rely or will rely in relation to these outsourcing arrangements do not fulfil their obligations under such contracts, or seek to terminate or change the terms of their contracts due to perceived uncertainty with respect to our ongoing ability to perform under such contracts, or if we do not otherwise properly manage these relationships, such supplies or services could be severely disrupted or reduced. A significant increase in the price of key supplies or services or constraints on suppliers' capacities, particularly during periods of significant demand, in the absence of an alternative supplier, would adversely affect our business. Moreover, outsourcing initiatives ultimately may not yield the benefits we expect, and may raise product costs and delay product production and service delivery. Such outsourcing initiatives may lead to disruptions in contractual and industrial relations.

Our financial reporting systems require significant operational resources.

        As a result of our rapid expansion in 1999 and 2000, the number of different systems acquired and the disposal of a number of businesses, the operation of our financial reporting systems has required and will continue to require considerable personnel resources. Taken together with the demands of our restructuring in fiscal 2003, this has placed significant pressure on the resources of our finance function. We are also in the process of implementing a number of changes to our consolidation and financial reporting systems, with a view to streamlining the existing reporting processes. Although we currently believe that our financial reporting systems are, and without the changes referred to above would remain, fit for this purpose, the continued effectiveness of these systems following our restructuring is dependent on a combination of the continued availability of sufficient finance team resources and any changes that are made to the financial reporting system being successfully implemented.

Funding of pension plans may become more difficult.

        The combination of poor equity markets, low interest rates and increasing life expectancy over the last few years has had a significant negative impact on the funded status of, and liabilities under, our defined benefit pension plans and contribution obligations under such plans. We either sponsor such plans or are exposed to liabilities with respect to plans sponsored by affiliates or former affiliates. It is possible that unless equity markets and/or interest rates improve, such obligations may require us and/or our affiliate sponsoring companies to those plans to make additional contributions. Likewise, changes in the statement of investment principles of the G.E.C. 1972 Pension Plan (UK plan) the actuarial assumptions employed in conjunction with any such plans or legislation could also result in a need for us and/or our affiliates to make additional contributions to such plans.

        If the UK plan is wound up, it is unlikely that it will have sufficient assets to discharge in full all liabilities, calculated on a winding-up rather than an on-going basis. No plans have been made to wind up the UK plan but should such a decision be made, we would be required to make good any statutory debt. If a statutory debt were to arise, the size of the debt could have a materially detrimental effect on our resources. The significance of the potential detrimental effect should be seen against our estimate that, as at 31 March 2005, the value of the UK plan's assets was £2.4 billion and the value of its liabilities was £2.5 billion. There is no guarantee that the value of the UK plan's assets will not deteriorate. The details of the new 'scheme specific funding' requirements introduced in the Pensions Act 2004 are still awaited, but it is highly likely that these will be more stringent than the current statutory funding requirement.

        In the US, Marconi Corporation plc was required in March 2003 to enter into an agreement with the Pension Benefit Guaranty Corporation (PBGC), an entity created under U.S. law that insures to an extent benefits under US defined benefit plans (PBGC Agreement). This agreement was entered into by reason of our financial restructuring of 19 May 2003. Under this agreement Marconi is required to cause US$1.75 million to be contributed at the end of each calendar quarter to the US defined benefit plans maintained by Marconi affiliates in the US. Marconi is also required to cause the annual normal cost associated with the continuation of benefits to be contributed to the plans. For the calendar year 2004 these additional normal costs and other amounts required to be contributed by virtue of the agreement with the PBGC (other than amounts required to be contributed by reason of the sale of a business unit or to plans which are now terminated or the responsibility of a non-Marconi entity) were US$10 million to the US Marconi defined benefit plan. Based on estimates determined as of 31 March 2005 in relation to the US plan affected by the PBGC agreement, the plan was overfunded by US$5.8 million on a FAS 87 basis. Furthermore, the US Congress is considering amending US law governing defined benefit plan contribution obligations to increase plan sponsor funding obligations commencing at some point in the future. The various funding obligations referred to above will continue with respect to a plan until the earlier of (1) the date all the liabilities of the plans are assumed by another entity, or (2) the date, not less than five years after March 2003, on which Marconi's debt rating is rated BBB or better by Standard and Poor's and Baa2 or better by Moody's or (3) the date, not less than five years after March 2003, on which the plan is funded on a termination basis for a period of two plan years. These contribution obligations and the underfunding of the U.S. defined benefit plans (determined on a plan termination basis) may have an adverse affect on our business, results of operations and financial condition.

        If we sell business units and the purchaser of the business unit does not assume the defined benefit plan liability associated with the business unit, we are required under the PBGC Agreement to contribute to the US defined benefit plan an amount equal to the estimated plan underfunding determined on a termination basis for current and former employees of the sold business unit. In such a case, if the pension liability associated with the business unit is not satisfied by the purchase of annuities from an insurance company, we will continue to be obligated to fund such liability to the extent required under US law.

        If we fail to protect our intellectual property rights, our business and prospects may be harmed.

        Intellectual properties, such as patents, are vital to our business, and developing new products and technology that are unique to us is critical to our success. We have numerous patents and numerous pending patents, but we cannot predict whether any patents, issued or pending, will provide us with any competitive advantage, or will be challenged by third parties. Moreover, our competitors may already have applied for patents that, once issued, could prevail over our patent rights or otherwise limit our ability to sell our products. Our competitors also may attempt to design around our patents or copy or otherwise obtain and use our proprietary technology. In addition, patent applications that we have currently pending may not be granted. If we do not receive the patents we seek, or if other problems arise with our intellectual property, our competitiveness could significantly be impaired, which would limit our future revenues and harm our prospects.

        There is a risk that third party intellectual property rights will be asserted against us.

        We rely on patents, trademarks, trade secrets, design rights, copyrights, confidentiality provisions and licensing agreements to establish and protect our proprietary technology and to protect against claims from others. Infringement claims have been and may continue to be asserted against us or against our customers in connection with their use of our systems and products. We cannot ensure the outcome of any such claims and, should litigation arise, such litigation could be costly and time-consuming to resolve and could result in the suspension of the manufacture of the products utilising the relevant intellectual property. In each case, our operating results and financial condition could be materially affected.

        The adverse resolution of litigation against us could negatively impact our business.

        We are currently a defendant in a number of lawsuits and we are and may in the future be subject to other litigation arising in the normal course of our business. Litigation may be time consuming, expensive and distracting from the conduct of our business and the outcome of litigation is difficult to predict. The adverse resolution of some lawsuits could have a material adverse effect on our business, results of operations and financial condition.

        We are subject to environmental, health and safety laws, which could be costly and could restrict our future operations.

        Our operations are subject to a wide range of environmental, health and safety laws, including laws relating to the use, disposal, clean up of, and human exposure to, hazardous substances. Although we believe our reserves are adequate to cover our environmental liabilities, factors such as the discovery of additional contaminants, the extent of remediation and compliance expenses, and the imposition of additional cleanup obligations and other sites could cause our capital expenditure and other expenses relating to the remediation activities to exceed the amount reflected in our environmental reserve and adversely affect our results of operations or cash flows. Compliance with existing or future environmental, health and safety laws could subject us to future liabilities, cause the suspension of production, restrict our ability to expand facilities, require us to acquire costly pollution control equipment or incur other significant expenses or modify manufacturing processes.

        It is unlikely that we will be able to pay dividends for the foreseeable future.

        Our ability to pay dividends is currently restricted as we do not have distributable reserves and we are restricted from doing so in many cases due to the terms of the undertaking we gave to the High Court in connection with our reduction of capital undertaken in May 2003. In addition, Marconi Corporation plc is a holding company and is wholly dependent on receiving funds from its subsidiaries to pay dividends. Some institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in the ordinary shares. This may reduce the demand for the ordinary shares until we are able to pay dividends in respect of the ordinary shares, which may in turn adversely affect the price of the ordinary shares in the market.

        Pre-emptive rights for non-UK holders of ordinary shares may not be available.

        In the case of, amongst other things, an increase of our share capital, existing shareholders are entitled to pre-emptive rights pursuant to the UK Companies Act 1985 and our articles of association, unless waived by a resolution of the shareholders at a general meeting or in the circumstances stated in our articles of association. Even where pre-emptive rights apply, holders of the ordinary shares in the US, South Africa, Australia, Canada and other jurisdictions outside the UK may in practice not be able to exercise pre-emptive rights in respect of their ordinary shares unless we decide to comply with applicable local laws and regulations and, in the case of holders of the ordinary shares in the US, a registration statement under the US Securities Act of 1933 is effective with respect to such rights, or an exemption from the registration requirements there under is available. We intend to evaluate at the time of any pre-emptive rights offering the costs and potential liabilities associated with any registration statement and compliance with other applicable local laws and regulations, as well as the indirect benefits to us of thereby enabling or facilitating the exercise by holders of the ordinary shares in the US and such other jurisdictions of their pre-emptive rights for new securities in respect of their ordinary shares. In addition, we will consider any other factors we consider appropriate at the time, and then make a decision as to how to proceed and whether to file a registration statement or comply with those other applicable local laws and regulations. We cannot assure you that any registration statement with respect to the securities offered under a pre-emptive issue would be filed or any of those other local laws and regulations would be complied with to enable the exercise of that holder's pre-emptive rights.

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

        Our planned compliance with the Sarbanes-Oxley Act 2002 will involve considerable management time and resource.

        We have committed substantial resources, including management time, to review our internal controls to ensure they will be compliant with the requirements of Section 404 of the Sarbanes-Oxley Act 2002. The management time and resource committed may have an adverse impact on the operational efficiency of our business. If we fail to meet the demands placed upon us by the requirements of Sarbanes-Oxley our ability to report our financial results accurately or in a timely manner may be affected and this may have an impact on our stock price.

        We are exposed to the credit risk of some of our customers and to credit exposures in weakened markets, which could result in material losses.

        Most of our sales are on a credit basis, with typical payment terms of 30 days from the date of invoice in the UK and, because of local customs or conditions, longer in some markets outside the UK. We monitor individual customer payment capability in granting credit to our customers to amounts we believe our customers can pay, and maintain reserves we believe are adequate to cover exposure for doubtful accounts. We do not enter into customer financing and facilitation of leasing arrangements. Our credit exposure to our customers makes us vulnerable to downturns in the economy or in the industry and to adverse changes in our customers' businesses. In addition, as we continue to enter into new markets and work with new customers who may not have established credit and strong financial resources, we will continue to have risk of collecting our accounts receivable from these customers.

        Man-made problems such as computer viruses or terrorism may disrupt our operations and harm our operating results.

        Despite our implementation of network security measures, our products and servers are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorised tampering with our computer systems. Any such event could have a material adverse effect on our business, operating results, and financial condition. In addition, the continued threat of terrorism and heightened security and military action in response to this threat, or any future acts of terrorism, may cause further disruptions to the economies of countries in which we operate and create further uncertainties or otherwise materially harm our business, operating results, and financial condition. This may also cause a lack of confidence in our products.

        We have formed and may continue to form, strategic partnerships. If we are unsuccessful in operating these partnerships, our business performance, and financial condition may be materially and adversely affected.

        We have formed strategic alliances and partnerships, such as with Huawei Technologies and ZTE Corporation, and other companies whom we work with to offer complementary products and services. These arrangements are generally limited to specific projects, the goal of which is generally to facilitate product compatibility and adoption of industry standards. If successful, these relationships may be mutually beneficial and result in industry growth. However, these alliances carry an element of risk because, in most cases, we must compete in some business areas with a company with which we have a strategic alliance and, at the same time, co-operate with that company in other business areas. In addition, if these companies fail to perform or if these relationships fail to materialise as expected, we could suffer delays in product development or other operational difficulties.

Business Overview

        Marconi Corporation plc, previously called The General Electric Company, p.l.c. or G.E.C., was incorporated as a private limited company in England in 1900 under the name The General Electric Company (1900) Limited. G.E.C. originally operated in the electrical industry.

        Marconi's core business is the provision of equipment and services to telecommunications service providers and other telecommunications network operators, supporting customers in Europe, the Middle East and Africa, North America, Asia Pacific and Central and Latin America.

        Marconi sells the hardware and software to enable its customers to increase the capacity, predictability and reliability of voice, video and data communications carried over their networks. Marconi also provides services from design implementation through to ongoing continuous support and operation of telecommunications networks.

        During the last year it has become even more evident that the traditional telecommunications operator's business model, which is based on a connection between revenue and usage, is breaking down. As operators struggle to profitably sustain their infrastructures, they have begun to consider transforming their networks to capture revenue and reduce costs. Next-generation networks will enable operators to create new infrastructures, capable of delivering multiple services, lowering costs, simplifying operations and improving responsiveness to customer demands.

        We believe that Marconi is well positioned to help operators drive their network transformation projects.

        On 6 May 2005, we announced a new organisation structure which combined our product units with the regional business organisations in order to create geographical centres of excellence based on the different product groupings. The four new business groups are:

  •
  Softswitch (Northern Europe)

  •
  Wireless (Central Europe)

  •
  Optical and Access Networks (Southern Europe)

  •
  Data Networks (North America)

        We will continue to report our results under the existing business segments that have applied throughout fiscal 2005:

  •
  Optical and Access Networks;

  •
  Broadband Routing and Switching (BBRS)—renamed "Data Networks" from 1 April 2005; and

  •
  Network Services.

        Effective 1 April 2005, we will provide additional analysis of our Access revenues to reflect the way that the product groupings are now being overseen at a regional level.

        The discussion of our business that follows is based on the existing segments and should be read in conjunction with the segmental analysis of revenues in the 'Operating and Financial Review' on page 22.

        In fiscal 2005, we completed the disposal of our Outside Plant and Power (OPP) business. The sales and operating results for this business are reported under Discontinued Operations.

Customers

        Our customers include a number of the leading telecommunications operators and internet services providers throughout the world, with whom we have a large base of installed equipment. We also supply private communications networks and services to certain large corporations, government departments and agencies, utilities and educational institutions.

        During fiscal 2005, our ten largest customers accounted for 57% of revenues from Continuing Operations. With the exception of the US Federal Government, these were mainly large telecommunications operators and services providers deploying optical and access networks and related services:

Europe:	BT, Deutsche Telekom, E-Plus, Metro City Carriers (Germany), O2, Telecom Italia, Vodafone
Africa:	Telkom South Africa
USA:	US Federal Government
Asia-Pacific:	Telstra

        BT was our largest customer and accounted for 25% from Continuing Operations for fiscal 2005 (2004: 25%; 2003: 21%). For further details see 'Key Customer Overview' on page 14.

Sales, marketing & distribution

        Sales to customers are undertaken both directly as well as through indirect channels such as local partners and distribution partners. The regional businesses that we have in place have sales, marketing and distribution activities to serve the customers in each major geographic region (Northern Europe, Central Europe, Southern Europe, North America). We also maintain sales and services channels for the regional product businesses in Asia Pacific and Central and Latin America.

        Each of the regions has responsibility for account management, sales, technical support and contract negotiation.

Partners

        Partnerships have always played a key role in Marconi's strategy. As the industry has changed over recent years, we have always recognised that we would have to find ways to improve our competitive positioning. This year, we have continued to strengthen our partnerships, with a view to building both our outbound route to market partners and our inbound technology partners.

Outbound route to market partnerships

        These partnerships enable Marconi to enter new market areas, geographic areas and customers. In addition to renewing our partnership with Ericsson through which we sell optical and SDH products into certain markets, we have also announced Mutual Distribution Agreements with Huawei and ZTE in fiscal 2005. Under the agreement with Huawei, Marconi will resell a full range of carrier-class data communications products to telecommunications service providers while Huawei will resell Marconi's microwave radio products and associated network services. The extended portfolio will complement and augment a suite of data communications product that Marconi currently develops and sells.

Inbound technology partnerships

        These partnerships enable Marconi to fill gaps in the product portfolio for niche or specialist products where the business case does not justify in-house development. This year has seen us strengthen our partnerships in the area of access products as well as reaffirming our partnership with our partner in the broadband switching and routing space.

        During the year, we have also initiated discussions aimed at joint product development and continue to maintain a small number of marketing alliances.

Outsourced manufacturing

        Under the terms of the sale of our factories in 2001, we committed to a single sourced agreement for manufacturing, allowing our outsourced manufacturing partner, Jabil, to recover the costs of the facilities they purchased. In April 2005, we signed new free market supply contracts with Jabil, superseding our previous agreement, as well as with a new partner, Celestica. This will allow us to undertake more regular tendering for our volume products, and enable us to continue to align the manufacturing cost base for our products. Elcoteq is also an outsourced manufacturing partner for our radio products.

Optical and Access Networks

        The Optical and Access Networks segment comprises the design and supply of communications systems that transmit and switch voice, data and video traffic predominantly in public networks.

Overview of the Optical and Access market

        Historically, government-owned or government-regulated monopolies have operated public networks, which traditionally transmitted voice calls between users. Privatisation and deregulation of public networks contributed to the entry of a large number of new companies into the public network market, offering new voice, data and video services.

        The telecommunication vendor network markets in which we operate are highly competitive. Our principal competitors include Alcatel, Ciena, Cisco Systems, ECI Telecom, Ericsson, Fujitsu, Huawei Technologies, Lucent Technologies, NEC, Nortel Networks, Siemens and Tellabs. The primary method of competition in the telecommunication network market is the widespread use of open bids for equipment purchases. Buyers use a combination of factors to evaluate bids, including price, technical compliance, and ability to deliver in the required timescale and provide after-sales support, financial stability and long-term viability. As the public and private network markets converge, other specialist companies in the information technology sector may also emerge as strong competitors. In addition, competitors from rapidly developing telecommunications markets such as China are building an ever-increasing presence in the global market.

        A typical telecommunication network can be portrayed as comprising three high-level layers. These are the service, switching and transport layers. Traffic in the network is moved around the network by equipment in the transport layer and routed to different points in the network by equipment in the switching layer. Equipment in the services layer defines and makes available the service associated with each particular class of network traffic, for example, voice, data or video services. Public networks, which comprise the three layers above, can typically be either access, metro or core networks, depending on the connections they establish. The access network typically connects an end user of a service to a network operator's local exchange, where switches are located. The core network usually connects an operator's major points of presence such as the routes between two cities. The metro network typically provides connections between the access and core networks such as between a major city and the various local exchanges or points of presence within a particular geographic region.

Product offerings

Optical Networks

        Communications service providers primarily use three technologies, Synchronous Digital Hierarchy (SDH), Synchronous Optical Network (SONET) and Dense Wavelength Division Multiplexing (DWDM), to transmit voice, data and video traffic over fibre optic communications networks. DWDM is a relatively new transmission technology that is used worldwide. SDH is the digital transmission standard that is used in most regions except North America and Japan. SONET is the predominant standard that is used in North America and Japan. We no longer develop and sell SONET products.

        Sales of our optical networks products constituted 50% of our total Optical and Access revenues in fiscal 2005 (2004: 54%; 2003: 55%). During fiscal 2005, approximately 81% of Optical Networks sales were in EMEA, with APAC and CALA representing the balance of revenues (2004: 76% EMEA and the balance in APAC and CALA; 2003: 75% EMEA and the balance in APAC and CALA).

        We have focused our development on a comprehensive range of optical transmission equipment based on SDH and, more recently, DWDM technology.

  •
  SDH: We were a pioneer of SDH technology following its introduction in the early 1990s and have continued to introduce next-generation SDH products. We are a leading supplier of SDH transmission equipment within Europe and have a tenable position in specific markets in the CALA and APAC regions. Our add-drop multiplexers transport voice, data and video traffic streams over ring-based optical fibre networks to provide protection against network failures. Our line systems transport high-capacity voice, data and video traffic streams between major traffic centres. We also supply cross-connects to provide points of flexibility and restoration within an SDH network and to switch traffic streams from one transmission line to another. During fiscal 2005, we enhanced our next-generation SDH products to enable customers' transport networks to more effectively handle data services as well as providing improved automated network resilience and began to migrate more customers onto next-generation platforms.

  •
  DWDM: DWDM is the transmission of closely spaced signals through a single optical fibre using wavelengths each of which functions as a separate, independent signal, and allows the capacity of installed optical fibre to be increased substantially to meet future growth in demand for voice, data and video traffic capacity. Our DWDM equipment is complementary to our SDH equipment and enables service providers to increase significantly the bandwidth of installed fibre optic cabling while still using the existing network infrastructure.

    We have a strong history of technology leadership in DWDM and in 2003 we developed a 'multi-haul' product that incorporated the functionality of our previous line systems onto a single converged platform capable of delivering solutions across a wide range of DWDM applications. Marconi's field-proven optical core solution is based on a range of optical core switches, the OMS3200 and MSH families, offering unprecedented scalability and flexibility in a compact footprint, and the new Multihaul 3000 DWDM optical core transmission system that is a single platform for spans of up to 4,000km. In June 2004, Marconi took part in the world's first multi-carrier optical network interoperability demonstration, involving fifteen vendors and seven carriers worldwide, simultaneously in China, Germany, Italy, Japan and the USA, intended to give carriers and their customers confidence to move forward with their next-generation network plans.

    At the heart of Marconi's Metro solution is the optical multiservice Metro OMS1664 family for high capacity, traffic consolidation and grooming in Metro Core or larger Metro Edge applications. This platform offers TDM and data aggregation, switching and transport at line rates of 2.5 and 10 Gbit/s in a single platform.

    Marconi's Series 4 SMA is a comprehensive range of optimised STM1/4 multiplexers suitable for smaller Metro networks where higher port densities are required. The implementation of PacketSpan technology brings next-generation SDH functionality to these and previous generations of Marconi's SMA & MSH multiplexers.

    In addition we have signed partnerships which provide us with shorter-range metro Coarse Wave Division Multiplexing (CWDM) applications through the GigaEdge 8200 & GigaEdge 2330 products.

    Because our DWDM equipment is complementary to our SDH equipment, during fiscal 2005 we have been able to take advantage of our positions in the SDH markets of Europe, CALA and APAC to sell our DWDM products to our existing SDH customer base and have also won some significant new customers (e.g. Telefónica, Deutsche Telekom) for our Multihaul 3000 platform.

    Our network management system, ServiceOn, manages our transmission equipment. ServiceOn provides a broad range of management functions required by a network operator. It can be used by service providers to remotely re-configure their networks in accordance with changing traffic patterns. ServiceOn also provides network performance information and has fault detection capability to support the day-to-day operation of the network.

    Our broad portfolio of optical networks products, coupled with scalability and ease of upgrade, enables us to sell optical networks to our customers which optimize network design and cost for those customers. Our focus on overall optical networks solutions, rather than single product solutions, enables us to design more cost effective networks and to integrate future product offerings over the life of frame contracts. We believe that our installed base of SDH equipment, deep customer relationships, superior knowledge of the incumbent network design, and interoperability of our products with that installed base of SDH equipment, are an important competitive advantage for both the existing and next-generation SDH and DWDM product ranges.

    Our objective is to maintain a leading position in the European optical networking markets and to increase our market share in selected countries in the APAC and CALA regions.

Access Networks

        Access equipment connects the end user to a service provider's switch or local exchange across what has been traditionally known as the 'last mile' or 'local loop'. This is the physical wire, fibre or wireless link that runs from a subscriber's telephone set or other communications device to the service provider's local exchange. We design, manufacture, sell and support a range of access equipment, which maximizes the capabilities of physical transport media, including copper telephone lines, fibre optics, and both licensed and unlicensed wireless spectra.

        Revenues for our Access business contributed approximately 50% of our total Optical and Access revenues in fiscal 2005, 46% in fiscal 2004 and 45% in fiscal 2003. During fiscal 2005, approximately 93% of Access Networks sales were in EMEA, with APAC and CALA representing the balance of revenues (2004: 90% EMEA and the balance in APAC and CALA; 2003: 85% EMEA and the balance in APAC and CALA).

        Our Access Networks business comprises three main product groupings: Broadband Access products, Fixed Wireless Access products and Other Access products. Broadband Access sales were £74 million or 22% of Access Network Sales in fiscal 2005 (2004: £45 million or 16%; 2003: £32 million or 10%). Fixed Wireless Access represented £118 million or 36% of Access Networks sales in fiscal 2005 (2004: £81 million or approximately 29%; 2003: £86 million or 27%). Other Access products declined to £139 million or 42% in fiscal 2005 (2004: £156 million or 55%; 2003: £197 million or 63%).

  •
  Our Broadband Access products are our Access Hub and our Impact SoftSwitch:

  •
  Multi-service access node (MSAN) known as Access Hub: These products are typically located within an operator's local exchange on one end of the subscriber loop providing broadband internet/ Digital Subscriber Line (DSL) data and voice services. Our Access

      Hub, which can be configured as an advanced high density Digital Subscriber Line Access Multiplexer (DSLAM), also incorporates integrated ATM edge switching and IP multi-casting functionality. This enables it to perform as a broadband aggregator for multiple applications including voice, video and data services. This next-generation product offers high port densities and is very flexible. It is capable of delivering a wide range of services, including Plain Ordinary Telephone Service (POTS), Integrated Services Digital Network (ISDN), Asymmetric Digital Subscriber Line (ADSL), Symmetric Digital Subscriber Line (SDSL) and Very High Bit-Rate Digital Subscriber Line (VDSL) from dedicated line cards or in combinations from a single card.

        During fiscal 2005, we saw increased rollout of our AccessHub under previously-announced contracts with British Telecom, Telecom Italia, Telkom South Africa, Wind and Fastweb. We also announced new contracts with Bulldog (C&W) and Primus. In calendar year 2004, according to independent research published by industry analyst firm RHK, our share of the equipment market for the deployment of broadband DSL lines in Europe remained at 9%. (2003 calendar year: 9%).

        We also launched new functionality during fiscal 2005. We announced a new combined voice and Very High Speed Digital Subscriber Line (VDSL) card and a new fibre-to-the-home card that uses Ethernet technology to deliver video at speeds of up to 100 Mbit/s to every subscriber. We also added an IP switch fabric to enable the use of the AccessHub as an IP DSLAM, which is able to interoperate more simply with the new generation of IP-based core networks.

    •
    Impact SoftSwitch: This next-generation product is a system which builds on many of the features of the narrowband switch, allowing network operators to combine their traditional telephony services with broadband multimedia and high-speed data services across a single broadband packet switched network. Our Impact SoftSwitch is currently one of only a few products available in the market offering full class 4 and class 5 capability as well as IP Centrex functionality. It can therefore address both public and private network applications and has been designed to allow customers significantly to reduce the cost of operating their networks. Partnerships have played a key role in both product and application development for the Impact SoftSwitch. We have initial network deployments with Jersey Telecom, Kingston Communications and Gamma Communications and successfully passed all the technical trials required of it when deployed in the BT Public Switched Telephone Networks (PSTN) transformation trial in fiscal 2005.

  •
  Fixed Wireless: Our Mobile Digital Radio System (MDRS) product family encompasses our point-to-point portfolio that offers long- and short-haul SDH transmission for services ranging from trunk networking, local access bypass and mobile network feeder applications. Our Mobile Digital Multipoint System (MDMS) point-to-multi-point portfolio offers cost-effective broadband wireless solutions ranging from 2.4 Gigahertz (Ghz) to 32 Ghz, depending on the country's frequency allocation, and supports subscriber voice and broadband data, using both standards-based and optimized techniques. Our radio planning and installation services enhance our ability to offer customized, cost-effective solutions for network operators and service providers. During fiscal 2005, we also launched the Access Radio (AXR), which is a next-generation product that can be configured as point-to-point or point-to-multipoint in a wide variety of applications. The main customers of our range of fixed wireless access products are mobile operators in Germany but we have put in place mutual distribution agreements which will allow our partners to sell these products in other geographies. In fiscal 2005, we renewed a frame contract for the supply of PDH wireless technology to German mobile network provider, E-Plus Mobilefunk, which will run to 2007.

    Marconi also continued to drive forward standards-based broadband wireless access this year, by bringing Marconi's wireless heritage and ETSI experience to the WiMAX Forum, established to drive the deployment of wireless networks and help ensure the compatibility and interoperability of broadband wireless access equipment.

  •
  Other Access Products: The phasing out of hardware production of our narrowband voice telephony systems, or 'System X', will take place during fiscal 2006. We continue to supply software upgrades and extensions to our significant installed base of narrowband voice customers. The majority of this installed base is in the UK. The need for operators to adapt their networks to changing traffic patterns, predominantly caused by the growth in Internet traffic, has driven upgrades and extensions. This sub-segment also includes Intelligent Network systems, voice concentrators as well as revenues from our payphones and multimedia interactive systems business. The majority of these products are sold in the EMEA region.

BBRS

        BBRS comprises both the equipment and services activities of our BBRS business.

        Revenues for BBRS for fiscal 2005 were £140 million, or approximately 11% of our total revenues, compared to £185 million or approximately 15% of total revenues in fiscal 2004 and £219 million or approximately 14% in fiscal 2003.

        BBRS sales are made predominantly in the North American market. Our single largest customer of BBRS products is the US Federal Government with whom we have enjoyed a long relationship. BBRS has a base of almost US$1.5 billion in deployed network platforms and support services across various departments and agencies of the US Federal Government.

Overview of the BBRS market

        Within the broadband switching and routing market, we believe that the IP router market will be a significant source of potential growth in the longer term due to the continued growth in IP traffic and the launch of new services such as VoIP. We note, however, that the introduction of these new services is dependent on the development of technologies that permit the transmission, over IP, of services such as voice and real-time multimedia where high quality of service is important. In the meantime, concern from carriers and security sensitivity of private network operators over the security and reliability of their networks are expected to continue interest in ATM products and, more specifically, in products that provide for the evolution from ATM to IP applications without compromise of mission, performance or network security.

Product offering

        Our principal BBRS products comprise a range of multi-service switch-router devices that both establish the physical communication links between end points and determine the optimal route across a network. We have, in the last two years, expanded our multi-service switch-router portfolio with IP router products that provide service edge routing functionality for large private networks and carrier network applications.

        Revenues for BBRS Equipment for fiscal 2005 were £89 million, or approximately 64% of our BBRS revenues, compared to £130 million or approximately 70% of total revenues in fiscal 2004 and £142 million or approximately 65% in fiscal 2003.

        Our broadband routing and switching multi-service platforms combine the scalability and reliability to protect existing revenue streams with the flexibility to offer profitable, carrier class, next-generation IP, Ethernet, Third Generation (3G) and packetised voice services. Designed for Core and Edge networks, our switch-routers, support the exceptionally high quality of service needed for real-time, mission-critical, IP-based applications.

        Our products address the three principal packet-oriented protocols in use today:

  •
  Asynchronous transfer mode, or ATM;

  •
  Internet protocol, or IP; and

  •
  Multi-protocol label switching, or MPLS, an emerging standard which provides greater predictability, quality of service and differentiated service levels for IP-based data, voice and video communications when compared with services available over traditional, connectionless IP networks.

        We design our switch-router platforms to support communications traffic transmitted by ATM, IP and MPLS protocols as well as enable operators to build on their existing switching and routing infrastructures to continue to support their legacy services while offering the flexibility and scalability to roll-out next-generation IP, wireless and packet voice services. This approach also allows operators to reduce their capital investment and operating costs.

        The ASX-4000 can switch at transmission speeds ranging from 10 to 40 Gbit/s and can be positioned either within the core or at the edge of service provider networks or high-capacity private networks. The platform allows service providers to transport voice traffic over packet switched infrastructures such as ATM (Voice Telephony Over ATM (VTOA)) or IP (Voice Over Internet Protocol (VoIP)).

        The BXR-48000 can operate at transmission speeds ranging from 40 Gbit/s to 480 Gbit/s. It can be configured as a very high capacity router or a very high capacity switch. Routers function in the IP (packet) networking domain, while switches typically operate in the traditional voice, frame relay and ATM domains. The BXR-48000 has been deployed by US Federal Government agencies to carry mission critical traffic. The military-grade capabilities demonstrated by the BXR-48000 are equally applicable for the voice, video, data and multi-service networks of service providers and large non-military institutions.

        The BXR-5000 is a key product in the BBRS portfolio supporting customers that require ATM core transport connected to IP services and applications at the edge. It is a high capacity router that is resold to BBRS customers through an OEM agreement with Laurel Networks. The BXR-5000 provides high transmission speed interfaces for Ethernet and ATM with speeds up to 2.5 Gbit/s and supports LAN emulation services critical to a number of the BBRS customers.

        Marconi has also announced enhancements to its ViPr (virtual presence) communications system, to give ViPr users new tools for remote SIP-based video communications, including up to 15-way videoconferencing and improved display of streaming video.

        Given developments towards a more rapid migration to IP/MPLS routers, we have reoriented our research and development on multi-service products to meet the requirements of the US Federal Government. In particular, we recognise the need to continue support for the ATM networks that transport today's services as well as providing a safe and viable migration path for the convergence of these networks with data oriented IP networks. To address the increasing requirements for IP services, we have developed a platform for a range of IP services routers, which can provide virtual private networks in the mission critical applications typically required by our customers. It is based on the intellectual property and assets acquired from Crescent Networks in 2004.

Services offering

        We also provide support services to customers of our BBRS products. The BBRS business service offerings range from routine technical support and assistance for our switch-routers, to dedicated, on-site project and program support for complex network environments.

        Revenues for BBRS Services for fiscal 2005 were £51 million, or approximately 36% of our BBRS revenues, compared to £55 million or approximately 30% of total revenues in fiscal 2004 and £77 million or approximately 35% in fiscal 2003.

Network Services

        Network Services generally comprises activities that supply a broad range of communications support services to telecommunications operators as well as selected large enterprise and government agencies. We support both our own products as well as those of other vendors of network equipment.

        Revenues for Network Services for fiscal 2005 were £471 million, or approximately 37% of our total revenues, compared to £447 million or approximately 36% of total revenues in fiscal 2004 and £585 million or approximately 35% in fiscal 2003.

        The nature of the network support services market means there are no dominant competitors in the provision of services to the public network market. However, major telecommunications vendors, such as Alcatel, Cisco, Ericsson, Lucent and Siemens are extending their service capabilities to offer total solutions in direct competition to us. In addition, major information technology and systems integrators, such as CSC, EDS and IBM, are now offering telecommunications solutions to their customers. Furthermore, independent service and support organizations such as Data and Telindus offer a broad portfolio of services.

        The principal method of competition in this market is through open bidding. Services may also be sold as a part of, or linked to, equipment sales.

Service offerings

        We provide, plan, build and operate support services for both fixed line and wireless operators. We target customers in the service provider, large scale 'carrier class' markets as well as in the government, transportation and utilities sectors. The Services segment has two main sub-groupings: IC&M and VAS.

IC&M

        Revenues for IC&M for fiscal 2005 were £207 million, representing 44% of our total Network Services revenues, compared to £182 million or approximately 41% in fiscal 2004 and £200 million or approximately 38% in fiscal 2003.

        IC&M comprises the following activities:

  •
  Customer Fulfillment: provides project management, installation and commissioning, field engineering support and customer training. The main markets are the UK, North America, Germany and Italy. The North American activities were associated with the OPP business.

  •
  Managed Services: supports the installed base of our equipment worldwide through technical support, on-site maintenance and spares & repairs management. Managed services also remotely monitors, manages and supports customers' live networks. Services are provided from a global network of technical assistance centres (TACs) and stock hubs and network operation centers (NOC). We operate 15 TACs: 3 in the US, 2 in the UK, 3 in the rest of Europe, and 1 in each of the Middle East, China, Australia, South Africa, Brazil, Colombia and Mexico, offering around-the-clock telephone assistance to customers. We also have 5 NOCs: one in each of the

    US, UK, Germany, Italy and the Middle East for remote monitoring, fault diagnosis and network repair. We can support our own product range as well as products supplied by other communication equipment companies.

  •
  Operational Support Systems: provides the software systems and systems integration services that enable operators to maximize the efficiency of their networks and the quality of the services they provide to customers.

        We continue to build on our experience of working with equipment from other vendors. The majority of our revenues in this sub-segment continues to be derived from sales of our own Optical and Access equipment. Support for BBRS equipment is not included in IC&M as it is reported separately within our BBRS segment revenues.

VAS

        Revenues for VAS for fiscal 2005 were £264 million, representing 56% of our total Network Services revenues, compared to £265 million or approximately 59% in fiscal 2004 and £325 million or approximately 62% in fiscal 2003.

        VAS comprises the following activities:

  •
  Integrated Systems: provides turnkey projects and plan, build and operate services for mainly non-telecommunications businesses in market sectors such as transportation and government. The projects involve planning, building, operating and supporting carrier-class telecommunications infrastructure and are generally long-term. The principal geographical markets are the UK, Germany and the Middle East.

  •
  Wireless Services: provides radio frequency consulting services to both wireless and wireline network operators. These are primarily consulting and contractual services for site acquisition, mast design and construction, radio frequency cell site planning and network optimization. Our radio planning and installation services enhance our ability to offer customised, cost-effective solutions for network operators and service providers. In North America, our primary focus is on radio cell site planning and network optimisation. In Europe our principal geographical markets are the UK, the Netherlands and Germany.

Organisational Structure

        Set out below is the simplified legal structure chart of our principal Group companies following our financial restructuring and reflecting our new reporting structure adopted effective 1 October 2003. The chart does not show all intermediate companies. As at March 31 2005, all companies shown were wholly owned directly or indirectly by Marconi Corporation plc unless otherwise stated.

Properties

        Our registered office is located at New Century Park, P.O. Box 53, Coventry, Warwickshire CV3 1HJ. Our London office is located at 34 Grosvenor Square, London W1K 2HD.

        We have facilities in the UK, continental Europe, North America, Africa, Asia and Australasia. We own or lease all of our principal sites. Our principal facilities, most of which are used jointly by our reporting segments, are as follows:

Owned property

Location	Tenure	If current Leasehold, Rent per annum	If leasehold Expiry of term	Building or site area sq ft	Principal use
Hueftelaecker 1 T Backnang Germany	Freehold	Not applicable	Not applicable	8,762	Offices R&D
Gerberstrasse 33 71522 Backnang, Germany	Freehold	Not applicable	Not applicable	714,160	Offices R&D
Max-Planck Str. 1 77656 Offenburg, Germany	Freehold	Not applicable	Not applicable	454,000	Manufacturing
Main Site S.P. Casapuzzano, Caserta, Marcianise, Italy	Freehold	Not applicable	Not applicable	113,021	Manufacturing
Via Ambrogio' Negrone 1/A (excluding L1 floor) 16153 Genova, Italy	Freehold	Not applicable	Not applicable	250,000 including Via Ludovico Calda 5	Offices R&D
Via Ludovico Calda 5 16153 Genova, Italy	Freehold finance lease	Finance Lease Payment £808,219	Finance Lease arrangement ends January 2007, then Freehold	See Via Negrone above	Offices R&D
Iron Road New Era Springs, Johannesburg 1560, South Africa	Freehold	Not applicable	Not applicable	318,289	Manufacturing & Offices
18/20 Denington Road Wellingborough, Northants UK	Freehold	Not applicable	Not applicable	44,929	Offices & Services
1000 Marconi Drive Warrendale, PA 15086 Pennsylvania, USA	Freehold	Not applicable	Not applicable	574,286	Manufacturing, Offices and R&D

Leased properties

Location	Tenure	If current Leasehold, Rent per annum	If leasehold Expiry of term	Building or site area sq ft	Principal use
1755 North Collins Blvd, Richardson, Texas, USA	Leasehold	£240,672	2006	29,691	Offices
Franklinstrasse 56 60486 Frankfurt, Germany	Leasehold	£315,295	2009	26,694	Offices and R&D
Robert Bosch Str.10. 01454 Radeburg, Germany	Leasehold	£296,587	Indefinite 6 months' notice	51,020	R&D
Via del Monti Lepini, Latina, Italy	Leasehold	£485,000	2009	23,680	Offices and R&D
Via del Giorgione 59 (5th Floor), Rome, Italy	Leasehold	£250,000	2009	8,500	Offices
Lot 24 Kumlim Industrial Estate 00009, Kulm, Kedah Daralam, Malaysia	Leasehold	No cost to Marconi-joint venture property	2046	348,483	Manufacturing
New Century Park PO Box 53, Coventry, Warwickshire CV3 1HJ, UK	Leasehold	£1,313,200	2021	618,924	Offices and R&D
New Horizon Park Waterman Road, Coventry, Warwickshire CV6 5TT, UK	Leasehold	£645,579	2007	314,000	Offices and Manufacturing
Crompton Close, Basildon, Essex SS14 3BA, UK	Leasehold	£250,451	2008	48,975	Offices and Regional Service Centre
Chase Point 1, The Gallagher Business Park, Mallory Way, Rowleys Green, Coventry CV6 6PA, UK	Leasehold	£431,649	2011	80,000	Storage, customer configuration and distribution centre
Carr Lane, Chorley, Lancashire PR7 3JP, UK	Leasehold	£135,000	2066	97,004	Manufacturing and Offices
Siemens Technology House Technology Drive, Beeston Nottingham NG6 1LA, UK	Leasehold	£400,000	2008	65,326	R&D
Grosvenor Square London W1K 2HD UK	Leasehold	£210,000	2006	5,860	Corporation Offices
Edge Lane, Liverpool L7 9NW, UK	Leasehold	£1,458,118	2012	221,091	Offices & R&D
90 Arthur Street, North Sydney, Australia	Leasehold	£358,600	2006	43,583	Offices

        Since our financial restructuring, there has been significant consolidation from existing facilities concentrating our activities on our remaining major key hub locations. We believe that our principal facilities are suitable and adequate for their use. Use of these facilities may vary with economic and other business conditions, but none of the principal plants are currently idle. In conjunction with the announcement of our new organisational structure on 6 May 2005, we have announced the closure of our Edge Lane facility in fiscal 2006.

Contractual obligations and other commercial commitments

        The following tables summarise our actual contractual obligations and commercial commitments at 31 March 2005, presented under UK GAAP, and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
(£ million)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Contractual obligations
Long-term debt(1)	35	14	7	4	10
Capital leases(2)	2	1	1	—	—
Operating leases(3)	54	13	21	5	15
Purchase commitments(4)	291	45	87	68	91
Other long-term liabilities(5)	228	9	17	15	187

Total	610	82	133	92	303

	Payments due by period
(£ million)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Other commercial commitments
Bank and surety bonds	137	—	111	16	10

Total	137	—	111	16	10

(1)
Long-term debt includes capital amounts only. The weighted average interest rate in relation to long-term loans outstanding as at 31 March 2005 was 3.41% per annum, which would add £1.6 million to the total long-term debt disclosed above on a reducing basis. Of the £1.6 million interest, £0.6 million of interest payment on the debt is due in less than one year, £0.5 million is due in 1-3 years, £0.2 million is due in 3-5 years and £0.3 million after 5 years. £21 million of long-term debt is disclosed within 'Creditors: amounts falling due after more than one year' in the consolidated balance sheet. The remaining balance of £14 million is disclosed within 'Creditors amounts falling due within one year'.

(2)
Payments under capital leases of £1 million are disclosed within 'Creditors: amounts falling due after more than one year' in the consolidated balance sheet. The remaining £1 million is disclosed within 'Creditors amounts falling due within one year'.

(3)
We lease office space and equipment under non-cancellable operating leases.

(4)
Purchase commitments are defined as off-balance sheet arrangements to purchase goods or services that are enforceable and legally binding on the Group and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase commitments arise through the following contract types:

  (a)   Manufacturing outsourcing:

  During fiscal 2004 the Group entered into a preferred supplier agreement for the manufacture and supply of products and services.

  The agreement has a 3 year term. Prices for each year of the contract vary according to the volume of activity. Included in the agreement are minimum purchase obligations based on an agreed cost base from year one. Should activity fall below the minimum volumes specified in the contract, the Group is liable to make payments up to a specified percentage of the cost base.

  Included in the table above are the minimum amounts that will be paid under the terms of the agreement.

  (b)   IT outsourcing:

  During fiscal 2004, the Group entered into an IT outsourcing agreement that includes desktop, helpdesk, applications support and development, data centre and network services of the Group (excluding the Middle East, Asia Pacific).

  Under the terms of this ten-year agreement, prices are set for each year by service line and region. The agreement contains termination provisions and Marconi may terminate the agreement for convenience on nine months notice to take effect no earlier than June 2005. Notice has not been served to date.

  Included in the table above, are the minimum amounts due in respect of the remaining term of this agreement.

(5)
Other long-term liabilities as disclosed above relate to the expected settlement of the actuarially determined accrued pension liability as at 31 March 2005. The phasing of payments has been estimated based on historic benefit payments to plan members, which excludes contributions and benefit payments in relation to funded pension and post retirement benefit plans. Company contributions are made at a set rate as described in note 26 to the consolidated financial statements. Benefit payments from funded plans have no impact on the settlement of the net liability as plan assets are used to fund the cash out flow.

        This table does not include trade creditors of £187 million nor taxes payable, accrued expenses and other current liabilities that are recorded in our 31 March 2005 consolidated balance sheet. In addition, this table does not include estimated future capital expenditures that are not yet contracted for.

Employees

        The table below sets out the average number of people (full time equivalents) we employed in the previous three financial years:

	For the year ended 31 March
	2005	2004	2003
	(in thousands)
Employees by business:
Optical and Access Networks	5	7	10
Network Services	4	4	5
BBRS	1	1	1

Continuing Operations	10	12	16
Discontinued Operations	1	3	5

	11	15	21

Employees by location:
United Kingdom	4	5	7
The Americas	2	4	5
Rest of Europe	4	5	7
Africa, Asia and Australasia	1	1	2

	11	15	21

        During fiscal 2005, we took further steps to reduce our workforce as we continued to target business cost reductions in response to ongoing pricing pressure.

        In May 2005, we announced a new organisation structure which will see our product units combined with our regional business organisation, in order to create geographic centres of excellence. This latest change will include the reshaping of our UK workforce and will see a reduction of up to 800 employees.

        A number of our employees are collectively represented by and are members of trade unions and work councils. Membership and representation varies from country to country, and we have entered into various collective bargaining agreements. It is our practice to renew or replace our various labour arrangements relating to continuing operations as and when they expire, and we are not aware of any material arrangements whose expiration is pending and which is not expected to be satisfactorily renewed or replaced in a timely manner. We have not experienced any material work stoppages or strikes in the past three fiscal years. Although trade unions, from time to time, have publicly expressed dissatisfaction with our plans to reduce our workforce, we believe that relations with our employees are generally good.

Major Shareholders

        As at 26 September 2005, we had 6,586 registered holders of ordinary shares with addresses in the UK. These UK ordinary shareholders collectively held 209,546,693 ordinary shares, or approximately 99.9% of our total issued share capital of 209,706,560 as at 26 September 2005.

        As at 8 September 2005, there were 65 registered holders of our American depositary receipts. Each ADR issued represents ten ordinary shares. Of these registered ADR holders, 46 have addresses in the US. One of the registered ADR holders is The Depository Trust Company, which represents the total number of ADRs held in book-entry form. The ADR holders collectively held 1,482,889 ADRs, or approximately 1.42% of our total issued share capital as at 8 September 2005.

        The table below sets out as of 26 September 2005 the number of shares and percentage of our share capital held by each person known to us to own, of record or beneficially, 3% or more of our ordinary shares:

Holders of 3% or more of ordinary shares in Marconi Corporation plc as at 26 September 2005:

Name	No. of Shares	Percentage
AMVESCAP PLC as agent for INVESCO Perpetual UK Investment Series	39,731,437	18.95
FMR Corp and Fidelity International Limited	25,082,691	11.96
HBOS plc	10,382,454	4.95
Barclays plc	8,164,024	3.89
Legal & General Group Plc companies	6,811,201	3.25

        To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

        To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

Related party transactions

        See note 30, section (p) of the consolidated financial statements (beginning on page 130) for a summary of related party transactions during fiscal years 2005, 2004 and 2003.

Legal proceedings

        See note 30, section (j) of the consolidated financial statements (beginning on page 130) for a description of claims against us or our former Group companies, claims brought by our Group companies and industrial injury claims.

Dividend policy

        We are subject to legal restrictions in the UK on the amount of dividends that we can pay our shareholders. In particular, the UK Companies Act 1985 provides that a UK public company may pay dividends only if:

  •
  the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves; and

  •
  the payment does not reduce the amount of net assets to an amount that is less than the aggregate of its called-up share capital and undistributable reserves.

        In addition, we may only declare a dividend if sufficient distributable profits are available for this purpose. Distributable profits are accumulated realised profits not previously distributed or capitalised less accumulated realised losses not previously written off. However, in connection with the capital reduction that we affected in connection with our financial restructuring, we were required to create a special reserve out of the excess reserve over the deficit on our profit and loss account as at the date of the capital reduction that we may not distribute to our shareholders until certain of our creditors have been paid off.

        Holders of ADRs on the relevant record date will be entitled to receive any dividends payable on the ordinary shares underlying the ADRs, subject to the terms of the deposit agreement under which the ADRs are issued. Subject to exceptions provided in the deposit agreement, cash dividends paid in pounds will be converted by the depositary to US dollars and paid by the depositary to holders of ADRs, net of conversion expenses of the depositary, and in accordance with the deposit agreement. The rights of holders of ADRs to any dividends or other distributions on the ordinary shares underlying the ADRs will be governed by the deposit agreement and may be different from the rights of holders of ordinary shares.

        There is no dividend announcement being made at this time.

Significant changes

        Except as otherwise disclosed in this report there has been no significant change in the financial position of the Group since 31 March 2005.

Share price history

        Our ordinary shares have been listed on the London Stock Exchange since 19 May 2003. Since that time, the highest closing market price has been 732 pence and the lowest closing market price has been 256 pence.

        ADRs representing our ordinary shares have been quoted on the Nasdaq National Market under the symbol MRCIY since 2 October 2003. Since that time, the highest closing market price has been 2,750 cents and the lowest closing market price has been 945 cents.

        Each ordinary share entitles the holder to dividends if, as and when declared by our board of directors, to one vote at all meetings of holders of ordinary shares, and to participate rateably in any distribution of our assets upon liquidation, dissolution or winding up, subject to the prior rights of holders of any securities ranking senior in priority to the ordinary shares. At this time there are no other such securities in issue.

        The following table sets forth market price information for our ordinary shares on the London Stock Exchange (as reported by Bloomberg) and the ADRs in the over-the-counter market and Nasdaq National Market (as reported by Bloomberg) for the periods indicated:

	London Stock Exchange (Sterling pence)		ADRs(2) (US dollars)
	High	Low	High	Low
Fiscal Year
19 May 2003 to 31 March 2004	732.00	270.00	27.50	9.45
1 April 2004 to 31 March 2005	696.00	501.00	25.99	18.00
Fiscal Quarter
19 May 2003 to 30 June 2003(1)	342.50	270.00	11.70	9.45
1 July 2003 to 30 September 2003(1)	505.00	305.00	16.50	10.09
1 October 2003 to 31 December 2003	633.00	420.00	22.05	14.30
1 January 2004 to 31 March 2004	732.00	587.50	27.50	20.75
1 April 2004 to 30 June 2004	685.00	530.50	25.22	18.65
1 July 2004 to 30 September 2004	696.00	553.50	25.99	19.95
1 October 2004 to 31 December 2004	601.50	501.00	22.31	18.00
1 January 2005 to 31 March 2005	630.00	539.00	24.02	20.25
1 April 2005 to 30 June 2005	557.00	256.00	20.72	9.75
Month
March 2005	580.00	539.00	21.92	20.25
April 2005	557.00	261.50	20.72	9.81
May 2005	301.00	256.00	11.13	9.75
June 2005	308.00	296.00	11.33	10.44
July 2005	303.00	270.75	11.32	9.52
August 2005	308.00	267.00	11.70	9.75
September 2005 (to 26 September 2005)	303.25	280.00	10.85	10.11

(1)
The pre-September 2003 market prices have been adjusted to reflect the five-for-one share consolidation that became effective on 9 September 2003.

(2)
Each ADR represents two ordinary shares, nominal value 25 pence per share.

Ordinary shares, memorandum and articles of association

        Our memorandum provides that our objects are, amongst other things, to carry on any business, other than life insurance, which are incidental or may be thought conducive to the attainment of those objects referred to in the memorandum.

        In this section statutes means the UK Companies Act 1985 and every other statute, statutory instrument, regulation or order for the time being in force concerning companies registered under the UK Companies Act 1985. A summary of certain provisions of our articles is set out below.

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

        A general meeting declaring a dividend may, on the board's recommendation, by ordinary resolution, direct that payment of any dividend may be satisfied in whole or in part by the distribution of specific assets, including, without limitation, paid up ordinary shares or debentures of another body corporate. Our board may make any arrangements it thinks fit to settle any difficulty arising in connection with such distribution. Our board may, if authorized by our ordinary resolution, offer any holders of ordinary shares the right to elect to receive further ordinary shares, whether or not of that class, credited as fully paid instead of cash in respect of any dividend or part thereof. The offer shall be on the terms and be made in the manner specified in our articles.

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

Rights attaching to ordinary shares on a distribution of assets

        If we are wound-up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the UK Insolvency Act 1986, divide among the members, in specie, the whole or any part of our assets in the manner as he may determine or vest the whole or any part of the assets in trustees upon those trusts for the benefit of the members as he, with like sanction, determines. No member shall be compelled to accept any assets on which there is a liability.

Transfer of ordinary shares

        All transfers of ordinary shares held in certificated form may be effected by an instrument of transfer in any usual form or in any other form approved by the board. The instrument of transfer of an ordinary share shall be signed, by or on behalf of the transferor and, unless the ordinary share is fully paid, or is a forfeited or surrendered ordinary share by or on behalf of the transferee. The board may, in its absolute discretion and without giving any reason for its decision, refuse to register any instrument of transfer of a certificated ordinary share which is not fully paid up in the case of a class of ordinary shares which has been admitted to the Official List of the London Stock Exchange. The board may not refuse to register those ordinary shares if it would prevent dealings in the ordinary shares from taking place on an open and proper basis or on which we have a lien. Subject to the requirements of the UK Listing Authority, the board may also refuse to register any instrument of transfer unless:

  •
  it is lodged, duly stamped, if stampable, at the registered office or at another place the board may appoint accompanied by the ordinary share certificate for the ordinary shares to which it relates and any other evidence, if any, the board may reasonably require to show the right of the transferor to make the transfer;

  •
  it is in respect of only one class of ordinary shares; and

  •
  it is in favour of not more than four transferees as joint holders.

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

Directors' interests

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
  judgement is given in his favour;

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

  •
  during the period referred to above and the period of three months following the publication of the advertisements referred to above, we receive no indication of the whereabouts or existence of the member or other person; and

  •
  if the ordinary shares are traded on the London Stock Exchange's market for listed securities, we give notice to the London Stock Exchange of our intention to sell the ordinary shares prior to publication of the advertisements referred to above.

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

        We may give or serve a notice in writing, document or other communication to any member either personally or by sending it through the mail addressed to the member at his registered address or by leaving it at that address. A member whose registered address is not within the UK shall be entitled to have notices given to him at the date of that address if, at the time of giving that notice, he is the registered holder of 1% or more of our issued capital. Any other member whose registered address is not within the UK and who gives us an address within the UK at which notices may be given to him shall be entitled to have notices given to him at that address but, unless he does so, shall not be entitled to receive any notice from us.

Material contracts

        The following is a summary of material contracts to which we or any member of our Group is a party and which were entered into in the past two years. The exhibit list in "Item 19.—Exhibits" indicates which of these contracts are filed with this annual report and which of these contracts have already been filed with the SEC. Directions on how to obtain copies of these contracts are provided under 'Documents on Display'.

Disposals

        Asset Purchase Agreement dated 5 January 2004 between Marconi Communications, Inc., Marconi Intellectual Property (Ringfence) Inc., Marconi Corporation plc, Advanced Fibre Communications, Inc. and Advanced Fibre Communications North America, Inc.

        On 5 January 2004, Marconi Corporation plc and certain of its subsidiaries entered into an Asset Purchase and Sale Agreement to sell its North American Access Systems business (NAA) to Advanced Fibre Communications, Inc. and Advanced Fibre Communications North America, Inc. (AFC) for a purchase price of US$240 million. The proceeds were received in cash and the transaction closed on 20 February 2004.

        The NAA business designed, developed, manufactured and sold voice, data and video transport systems for copper and fibre access networks including digital loop carriers, digital subscriber lines and systems delivering fibre to the kerb, fibre to the premises and fibre to the home and provided related technical services, field support services, repair and replacement services and ongoing maintenance services for such systems.

        The total proceeds were used to fund a further paydown of the Group's US dollar denominated Secured Notes at 110% of par value. On 8 March 2004 the proceeds from the sale of the NAA business completed the paydown of the US$127.4 million principal amount of Junior Notes outstanding and reduced the principal amount of Senior Notes by approximately US$95.0 million to US$622.2 million.

        In connection with the sale of NAA, the Company provided certain indemnities to the purchaser, AFC. Under the terms of the asset purchase and sale agreement (the Agreement), the Company indemnified AFC for losses arising from an inaccuracy or breach of covenant, obligations, representation or warranty made by the Company in the documents delivered in connection with the Agreement. In addition, the Company provided indemnities in respect of assets, liabilities and obligations that were not transferred to AFC; obligations to customers as a result of sale made prior to the transaction; claims by specified parties to an interest in intellectual property and technology transferred to AFC; and any failure by the Company to comply with bulk sales laws. The Company performed a valuation exercise to determine the fair value of such indemnities at 31 March 2004 and attributed a value of £Nil to the obligations. In addition, under the terms of the Agreement, the Company agreed to repay AFC pursuant to provisions relating to working capital adjustments. The total repaid to AFC by the Company was US$1.9 million on 27 July 2004.

        Asset Purchase and Sale agreement dated 6 July 2004, between Marconi Corporation plc, Marconi Communications, Inc., Marconi Intellectual Property (Ringfence) Inc., Marconi Communications Canada Inc., Marconi Communications de Mexico S.A. de C.V., Marconi Communications Exportel, S.A. de C.V., Administrativa Marconi Communications S.A. de C.V., Marconi Polska SP ZOO, Marconi Colombia, S.A., Emersub XCII, Inc., Emerson Electric Canada Limited, Emerson Mexico Corporate Services, S. de R.L. de C.V and Emerson Electric Co., together with Exhibits and Disclosure Schedules

        On 6 July 2004 Marconi Corporation plc and certain of its subsidiaries entered into an Asset Purchase and Sale Agreement to sell its Outside Plant, Power and Services Business and Test Systems Business (OPP) to Emersub XCII, Inc., Emerson Electric Canada Limited, Emerson Mexico Corporate Services, S. de R.L. de C.V. and Emerson Electric Co for a purchase price of US$406 million of which US$375 million was paid in cash. The transaction closed on 16 August 2004.

        The OPP business provided configuration, design, implementation and support services for network systems, designed, developed, manufactured and sold enclosures for housing both active and passive electronic and communications systems, connection and protection products for the local loop and central office, power systems and power products for network systems and provided related technical services, field support services, repair and replacement services and ongoing maintenance services for all such systems.

        The test systems business designed, developed, manufactured, sold and installed hardware and software test systems used by telephone service providers for the purpose of maintaining copper line service to subscribers and qualifying copper lines for application of broadband technology including interfacing the system's remote measuring units with deployed access and switching network elements to perform fault analysis of the copper transport facility used for its subscriber loops, providing analysis of the loop to determine suitability for transport of broadband services, remote control and monitoring of test results, auxiliary hardware used in applications to facilitate access to test ports and providing related installation, turn-up and custom engineering services for such hardware and software test systems.

        The cash proceeds were used to fund a further paydown of the Senior Notes on 1 September 2004.

Financings

Performance bonding facilities

        Performance Bonding Facility dated 27 March 2003 relating to a £50 million committed revolving facility between Marconi Bonding Limited (MBL), as applicant, Marconi Corporation plc, HSBC Bank plc, as agent and security trustee, the original issuing banks named therein, the original banks named therein and the original indemnifying subsidiaries named therein and the Security Over Cash Agreement dated 27 March 2003 between MBL and HSBC Bank plc

        The performance bonding facility was used for the issuance of bonds, guarantees, letters of credit, indemnities or similar instruments at the request of MBL for the purpose of supporting, directly or indirectly, obligations of members of our Group to third parties for obligations incurred in the ordinary course of our Group's trade or business. The purposes for which the performance bonding facility was available include supporting financing facilities which have been provided to members of our Group for the purpose of supporting directly obligations of members of our Group in the ordinary course of our Group's trade or business, other than obligations in respect of financial indebtedness. For example, this may be used in connection with supporting a facility in a foreign currency where such foreign currency is not available under the performance bonding facility.

        Under the security over cash agreement, MBL had granted, in favour of HSBC Bank plc, as security trustee, security over the accounts into which cash collateral deposits will be made in respect of bonds issued under the performance bonding facility.

        The performance bonding facility was terminated on 29 June 2005 in connection with the agreement of the new performance bonding facility described below.

        Availability Period Extension Letter & Consent from HSBC Bank plc, as agent and security trustee, dated 27 September 2004 to Performance Bonding Facility dated 27 March 2003 relating to a £50 million committed revolving facility between MBL, as applicant, Marconi Corporation plc, HSBC Bank plc, as agent and security trustee, the original issuing banks named therein, the original banks named therein and the original indemnifying subsidiaries named therein

        The availability period of the performance bonding facility dated 27 March 2003 was extended to 18 November 2005 upon the request of Marconi Corporation plc and consent was granted by HSBC Bank plc, as agent and security trustee.

        Performance Bonding Facility dated 29 June 2005 relating to a £35 million committed multicurrency revolving facility between MBL, as applicant, Marconi Corporation plc, HSBC Bank plc, as agent and security trustee, the original issuing banks named therein, the original banks named therein and the original indemnifying subsidiaries named therein

        The performance bonding facility is used for the issuance of bonds, guarantees, letters of credit, indemnities or similar instruments at the request of MBL for the purpose of supporting, directly or indirectly, obligations of members of our Group to third parties for obligations incurred in the ordinary course of our Group's trade or business. The purposes for which the performance bonding facility is available include supporting financing facilities which have been provided to members of our Group for the purpose of supporting directly obligations of members of our Group in the ordinary course of our Group's trade or business, other than obligations in respect of financial indebtedness. For example, this may be used in connection with supporting a facility in a foreign currency where such foreign currency is not available under the performance bonding facility.

        Under the security over cash agreement, MBL has granted, in favour of HSBC Bank plc, as security trustee, security over the accounts into which cash collateral deposits will be made in respect of bonds issued under the performance bonding facility.

Other Material Contracts

        Patent Licence Agreement dated 25 June 2004 between Marconi Communications Inc., Marconi Corporation plc and Telcordia Technologies, Inc.

        Marconi Communications Inc., Marconi Corporation plc and Telcordia Technologies, Inc. ('Telcordia') entered into a Patent License Agreement on 25 June 2004 (the 'Agreement'). The Agreement required us to pay to Telcordia a one-time payment of US$21 million dollars in exchange for a fully paid, worldwide, irrevocable and non-exclusive license to use all of Telcordia's patents which relate to ATM technology. The Agreement was the result of litigation brought by each party against the other alleging patent infringement of several patents. The litigation was settled and dismissed and the parties agreed, as part of the terms of settlement that the parties would enter into the Agreement and that each party would release the other from liability with respect to the alleged infringement.

Exchange controls

        There are currently no decrees or regulations under the laws of the UK restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of Marconi Corporation plc ordinary shares or American depositary shares who are non-residents of the UK.

        There are no limitations relating only to non-residents of the UK under UK law or the Group's Memorandum and Articles of Association or on the right to be a holder of, and to vote, Marconi Corporation plc ordinary shares.

        Marconi Corporation plc and its subsidiaries are not permitted, under the laws of the UK, to hold ordinary shares in Marconi Corporation plc.

Taxation

US Federal Income Taxation

        The following summary describes material US federal income tax consequences that may be relevant to the acquisition, ownership and disposition of our warrants, ordinary shares and/or ADRs. This summary addresses only US federal income tax considerations for holders that will hold our warrants, ordinary shares and/or ADRs as capital assets. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire our warrants, ordinary shares and/or ADRs. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities or currencies; (d) tax-exempt entities; (e) persons that will hold our warrants, ordinary shares and/or ADRs as part of a 'hedging' or 'conversion' transaction or as a position in a 'straddle' or as part of a 'synthetic security' or other integrated transaction for US federal income tax purposes; (f) persons that have a 'functional currency' other than the US dollar; (g) persons that own (or are deemed to own) 5% or more (by voting power) of our share capital; (h) regulated investment companies; (i) persons who hold our warrants, ordinary shares and/or ADRs through partnerships or other pass-through entities; (j) real estate investment companies; and (k) S corporations. Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of our warrants, ordinary shares and/or ADRs.

        This summary is based on the Internal Revenue Code of 1986, as amended (the Code), US Treasury regulations and judicial and administrative interpretations thereof, and the Convention between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains signed on 24 July 2001, with an amending protocol signed 19 July 2002, or the new treaty, replacing a treaty between the USA and the UK signed on 31 December 1975, or the old treaty, in each case as in effect and available on the date of this document. All of the foregoing are subject to change, which could apply retroactively and could affect the tax consequences described below.

        Prospective holders should consult their own tax advisor with respect to the US federal, estate, state, local, gift and other tax consequences of acquiring, owning and disposing of our warrants, ordinary shares and/or ADRs.

        US Holders should also review the discussion below under 'UK Taxation' for the UK tax consequences to a US holder of our warrants, ordinary shares and/or ADRs.

        For purposes of this summary a 'US holder' is a beneficial owner of our warrants, ordinary shares and/or ADRs that is, for US federal income tax purposes: (a) a citizen or resident of the USA; (b) a corporation or other entity treated as a corporation for US tax purposes, created or organised in or under the laws of the USA or any state thereof, including the District of Columbia; (c) an estate, the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if (i) a court within the US is able to exercise primary supervision over its administration and (ii) one or more US persons have the authority to control all of the substantial decisions of such trust. If a partnership holds our warrants, ordinary shares and/or ADRs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding our warrants, ordinary shares and/or ADRs should consult its tax advisor. A 'Non-US holder' is a beneficial owner of our warrants, ordinary shares and/or ADRs that is not a US holder.

The Warrants

Consequences of exercise

        Upon the exercise of a warrant, a US holder will not recognise gain or loss, except to the extent of cash, if any, received in lieu of the issuance of fractional ordinary shares, and will have a tax basis in our ordinary shares acquired pursuant to such exercise equal to that US holder's tax basis in our warrant plus the exercise price of our warrant. The holding period for our ordinary shares so acquired will commence on the date of exercise of our warrant. Subject to the discussion '—Passive Foreign Investment Company considerations', if any cash is received in lieu of fractional ordinary shares, the US holder will recognise gain or loss in an amount and of the same character that this US holder would have recognised if this US holder had received such fractional shares and then immediately sold them for cash back to us.

Sale, exchange and expiration of warrants

        Subject to the discussion '—Passive Foreign Investment Company considerations', the sale of a warrant will result in the recognition of capital gain or loss to the US holder in a manner similar to that described below under '—Sale or other disposition of Marconi Corporation plc Shares'. It is unclear whether the repurchase of a warrant by us would be treated as a sale or exchange. If it were not so treated, any gain or loss to a US holder on such repurchase would likely be treated as ordinary income or loss.

        If a warrant expires unexercised, a US holder will generally recognise a capital loss equal to the US holder's tax basis in the warrant. That capital loss may, subject to certain limitations, be used to offset capital gains, if any, otherwise realised by a US holder.

Constructive distributions

        Under section 305 of the Code, adjustments to the exercise price or conversion ratio of the warrants which occur under certain circumstances, or the failure to make such adjustments, may result in the receipt of taxable constructive dividends by a US holder. See '—The Marconi Corporation plc Shares and/or ADRs' below.

The Marconi Corporation plc Shares and/or ADRs

        The US Treasury Department has expressed concern that depositaries for depositary receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of US foreign tax credits by US holders of such receipts or shares. Accordingly, the analysis regarding the availability of a US foreign tax credit for UK taxes and sourcing rules described below could be affected by future actions taken by the US Treasury Department.

Distributions

        Subject to the discussion '—Passive Foreign Investment Company considerations', the gross amount of any distributions of cash or property, including any amounts withheld in respect of any applicable withholding tax and the tax credit amount, as described below, that is actually or constructively received by a US holder with respect to our ordinary shares and/or ADRs will be a dividend includible in gross income of a US holder as ordinary income to the extent of our current and accumulated earnings and profits as determined under US federal income tax principles. Dividends paid on our ordinary shares and/or ADRs generally will constitute income from sources outside the US and will not be eligible for the 'dividends received' deduction.

        A distribution to a US holder in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of such US holder's adjusted tax basis in our ordinary shares and/or ADRs, as the case may be, and any distribution in excess of such basis will constitute capital gain from the sale or exchange of property, and will be long-term capital gain (taxable at a reduced rate for individual holders, trusts or estates) if our ordinary shares and/or ADRs, as applicable, were held for more than one year.

        We do not maintain our calculations of our earnings and profits under US federal income tax principles. Therefore, a US holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.

        Under recently enacted US tax legislation, certain dividends received by individual US holders will be subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by 'qualified corporations' and only with respect to shares held by a qualified US holder (i.e. an individual) for a minimum holding period (generally, 61 days during the 120-day period beginning 60 days before the ex-dividend date). We should be considered a qualified corporation under the new US tax legislation. Accordingly, dividends paid by us to individual US holders on ordinary shares and/or ADRs held for the minimum holding period may be eligible for a reduced income tax rate. Under the new US tax legislation, the reduced tax rate for qualified dividends is scheduled to expire on December 31, 2008, unless further extended by Congress. Each prospective holder should consult its own tax advisor regarding the implications of the new US tax legislation.

        The gross amount of any distribution paid in foreign currency will be included in the gross income of a US holder in an amount equal to the US dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date received by the US holder, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend. If the foreign currency received as a dividend is not converted into US dollars on the date of receipt, a US holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

        For purposes of calculating the foreign tax credit, dividends paid on our ordinary shares and/or ADRs will be treated as income from sources outside the USA and will generally constitute 'passive income' or, in the case of certain US holders, 'financial services income.' In certain circumstances, a US holder that (i) has held ordinary shares and/or ADRs for less than a specified minimum period during which it is not protected from risk of loss or (ii) is obligated to make payments related to the dividends, will not be allowed a foreign tax credit for UK withholding taxes imposed on dividends paid on our ordinary shares and/or ADRs, as the case may be. Subject to certain limitations, a US holder may be entitled to a credit or deduction against its US federal income taxes for the amount of any foreign taxes that are withheld from distribution payments made to such US holder. The decision to claim either a credit or deduction must be made annually, and will apply to all foreign taxes paid by the US holder to any foreign country or US possession with respect to the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For tax years beginning before 1 January 2007, income received with respect to the Notes will be treated as foreign source income and generally will constitute 'passive income', or, in the case of certain holders, 'financial services income' for US foreign tax credit limitation purposes, and for tax years beginning after 31 December 2006, will be treated as 'passive income' or 'general income' for US foreign tax credit limitation purposes. The rules regarding the availability of foreign tax credits are complex and US holders may be subject to various limitations on the amount of foreign tax credits that are available. Under the new US tax legislation, the amount of the qualified dividend income paid by us to a US holder that is subject to the reduced dividend income tax rate and that is taken into account for the purposes of calculating the US holder's US foreign tax credit limitation must be reduced by the 'rate differential portion' of such dividend (which, assuming a US holder in the highest income tax bracket, would generally require a reduction of the dividend amount by approximately 57.14%). Each prospective holder should consult its own tax advisor regarding the implication of the new US tax legislation on the calculation of US foreign tax credits.

        Subject to the discussion under '—Backup withholding and information reporting', a Non-US holder generally will not be subject to US federal income or withholding tax on dividends received on our ordinary shares and/or ADRs unless that income is effectively connected with the conduct by that Non-US holder of a trade or business within the USA.

        However, as discussed in 'Item 3: Key Information—Risk Factors' set out on page 79 above, we do not expect to pay a dividend in the foreseeable future.

Sale or other disposition of Marconi Corporation plc Shares and/or ADRs

        Subject to the discussion '—Passive Foreign Investment Company considerations', a US holder will generally recognise a gain or loss for US federal income tax purposes upon the sale or exchange of our ordinary shares and/or ADRs in an amount equal to the difference between the US dollar value of the amount realised from such sale or exchange and the US holder's tax basis in those ordinary shares and/or ADRs, as the case may be. Such gain or loss will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for individuals, trusts or estates) if our ordinary shares and/or ADRs, as appropriate, were held for more than one year. Any such gain or loss would generally be treated as from sources within the US. The deductibility of capital losses is subject to significant limitations.

        To the extent US holders receive our ordinary shares and/or ADRs pursuant to our restructuring, any gain arising from the sale or other disposition of our ordinary shares and/or ADRs may be characterised as ordinary income to the extent of any accrued market discount attributable to those ordinary shares and/or ADRs. Prospective holders should consult their own tax advisors regarding the applicability of the market discount rules under the Code to each of their own individual circumstances and the US federal income tax consequences relating to the sale or other disposition of our ordinary shares and/or ADRs with accrued market discount.

        A US holder that receives foreign currency on the sale or other disposition of our ordinary shares and/or ADRs will realise an amount equal to the US dollar value of the foreign currency on the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the US dollar value of the foreign currency on settlement date). If a US holder receives foreign currency upon a sale or exchange of our ordinary shares and/or ADRs, gain or loss, if any, recognised on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the USA for foreign tax credit limitation purposes. However, if such foreign currency is converted into US dollars on the date received by the US holder, a cash basis or electing accrual US holder should not recognise any gain or loss on such conversion.

        When a US holder's basis in our ordinary shares and/or ADRs includes any amount recognised under the passive foreign investment company rules (described below) and the US holder recognises a loss on the transaction with respect to such amounts that exceeds certain specified thresholds, the US holder may be required to specifically disclose certain information with respect to the transaction on its tax return under recently issued tax disclosure regulations. US holders should consult their own tax advisors as to the applicability of these disclosure regulations.

        Subject to the discussion under '—Backup withholding and information reporting', a Non-US holder generally will not be subject to US federal income or withholding tax on any gain realised on the sale or exchange of our ordinary shares and/or ADRs unless: (a) that gain is effectively connected with the conduct by that Non-US holder of a trade or business in the US, (b) in the case of any gain realised by an individual Non-US holder, that holder is present in the US for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met, or (c) the Non-US holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates.

Redemption of Marconi Corporation plc Shares and/or ADRs

        Subject to the discussion '—Passive Foreign Investment Company considerations', a redemption of our ordinary shares and/or ADRs will be treated as a sale of our redeemed ordinary shares and/or ADRs, as the case may be, by the US holder (which is taxable as described under '—Sale or other disposition of Marconi Corporation plc Shares and/or ADRs') or, in certain circumstances, as a distribution to the US holder (which is taxable as described under '—Distributions').

Passive Foreign Investment Company considerations

        A corporation organised outside the US generally will be classified as passive foreign investment company, or PFIC, for US federal income tax purposes in any taxable year in which either: (a) at least 75% of its gross income is 'passive income', or (b) on average at least 50% of the gross value of its assets is attributable to assets that produce 'passive income' or are held for the production of 'passive income'. 'Passive income' for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

        We believe that we are not, and do not expect to become, a PFIC, for US federal income tax purposes. However, because this is a factual determination made annually at the end of the taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC in any year, special, possibly materially adverse, consequences would, as discussed below, result for US holders.

        If we are a PFIC in any year during which a US holder owns our ordinary shares and/or ADRs, the US holder will be subject to additional taxes on any excess distributions received from us and any gain realised from the sale or other disposition of our ordinary shares and/or ADRs (whether or not we continue to be a PFIC). A US holder has an excess distribution to the extent that distributions on our ordinary shares and/or ADRs during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the US holder's holding period). To compute the tax on the excess distributions or any gain, (a) the excess distribution or the gain is allocated rateably over the US holder's holding period, (b) the amount allocated to the current taxable year and any year before we became a PFIC is taxed as ordinary income in the current year, and (c) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

        Some of the rules with respect to distributions and dispositions described above may be avoided if a US holder makes a valid 'mark-to-market' election (in which case, subject to certain limitations, the US holder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of our ordinary shares and/or ADRs, as the case may be, at the end of a taxable year as ordinary income (or, subject to certain limitations, ordinary loss), in calculating its income for such year). In addition, gains from an actual sale or other disposition of our ordinary shares and/or ADRs will be treated as ordinary income, and any losses will be treated as ordinary losses to the extent of any 'mark-to-market' gains for prior years. A 'mark-to-market' election is only available to US holders in any tax year that the PFIC stock is considered "regularly traded" on a 'qualified exchange' within the meaning of applicable US Treasury regulations. PFIC stock is 'regularly traded' if, among other requirements, it is traded on at least 15 days during each calendar quarter. The London Stock Exchange will constitute a qualified exchange for this purpose. Prospective holders should consult their own tax advisors as to whether our ordinary shares and/or ADRs would qualify for the mark-to-market election and whether such election is advisable.

        The foregoing rules with respect to distributions and dispositions may be avoided if a US holder is eligible for and timely makes a valid 'QEF election' (in which case the US holder would be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains). In order to be able to make the QEF election, we would be required to provide a US holder with certain information. We may decide not to provide the required information.

        Each US holder of our ordinary shares and/or ADRs must make an annual return on IRS Form 8621, reporting distributions received and gains realised with respect to each PFIC in which it holds a direct or indirect interest.

        Prospective holders are urged to consult their own tax advisors regarding whether an investment in our ordinary shares and/or ADRs will be treated as an investment in PFIC stock and the consequences of an investment in a PFIC.

Backup withholding and information reporting

        Backup withholding and information reporting requirements may apply to certain payments to US holders of dividends on our ordinary shares and/or ADRs and to the proceeds of a sale or redemption of our warrants, ordinary shares or ADRs. We, our agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a maximum rate of 28% of such payment if the US holder fails (a) to furnish the US holder's taxpayer identification number, (b) to certify that such US holder is not subject to backup withholding or (c) to otherwise comply with the applicable requirements of the backup withholding rules. The backup withholding rate may be subject to change each year. Certain US holders, including, among others, corporations, are not subject to the backup withholding and information reporting requirements. Non-US holders who hold our warrants, ordinary shares and/or ADRs through a US broker or agent or through the US office of a non-US broker or agent may be required to comply with applicable certification procedures to establish that they are not US holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder generally may be claimed as a credit against such holder's US federal income tax liability provided that the required information is furnished timely to the IRS.

        Prospective holders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

UK Taxation

        The following summary describes certain UK tax consequences for certain holders of our ordinary shares, warrants and/or ADRs. It is intended to apply only to US holders (as defined in the section above under 'US Federal Income Taxation') who are not also residents of the UK for UK tax purposes, or carrying on a business in the UK through a branch, agency or permanent establishment (US Shareholders), and who hold them as investments. It may not apply to certain classes of holders, such as dealers in securities.

        This summary is based on current UK law and the practice of Her Majesty's Revenue and Customs (HMRC) at the date hereof, and on the terms of the double tax treaty concluded between the governments of the US and the UK on 24 July 2001, and amended by a protocol agreed on 19 July 2002, and which came into force on 31 March 2003 (the "new treaty'). If you are in any doubt as to whether you are entitled to benefits under the new treaty, you should consult your own tax advisors

        This summary is not intended to be comprehensive, and prospective holders of our ordinary shares, ADRs and warrants are recommended to consult their professional advisors to determine their tax position.

Taxation of dividends

        Under current UK tax legislation, no tax is required to be withheld at source from cash dividends paid on our ordinary shares and/or ADRs. US shareholders are not entitled to any UK tax credit (or to any payment from HMRC in respect of any tax credit) on dividends paid on our ordinary shares and/or ADRs.

Taxation of capital gains

        A US shareholder who is not resident, and in the case of an individual also not ordinarily resident, in the UK for UK tax purposes will not be liable for UK taxation on capital gains realised on the disposal of his or her shares, warrants or ADRs unless at the time of the disposal:

  •
  the US shareholder carries on a trade, profession or vocation in the UK through a permanent establishment; and

  •
  the shares, warrants and/or ADRs are or have been used, held or acquired for the purposes of the trade, profession, vocation or permanent establishment.

        A US shareholder who is an individual and who has ceased to be resident or ordinarily resident for tax purposes in the UK on or after 17 March 1998 and continues not to be resident or ordinarily resident in the UK for a period of less than five years of assessment and who disposes of his shares, warrants or ADRs during that period may also be liable on his return to the UK to UK tax on capital gains, subject to any available exemption or relief, even though he or she is not resident or ordinarily resident in the UK at the time of the disposal. If the Finance Bill 2005 is enacted in its current form these rules will also apply to an individual who is resident or ordinarily resident in the UK but falls to be regarded as resident outside the UK for the purposes of any double tax treaty (Treaty non-resident) and who becomes Treaty non-resident on or after 16 March 2005. There are special rules for individuals who leave the UK part way through a year of assessment.

UK stamp duty and stamp duty reserve tax (SDRT)

        UK stamp duty or SDRT is payable upon the transfer or issue of shares to, or to a nominee or agent of, a person whose business is or includes issuing depositary receipts. For this purpose, the current rate of stamp duty and SDRT is 1.5%, rounded up, in the case of stamp duty, to the nearest £5. The rate is applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value of the shares.

        Provided that the instrument of transfer is not executed in the UK and remains at all subsequent times outside the UK, no UK stamp duty will be payable on the transfer of ADRs. An agreement to transfer ADRs will not give rise to a liability to SDRT.

        The purchase of shares, as opposed to ADRs, may give rise to a charge to UK stamp duty or SDRT at the rate of 0.5%, rounded up, in the case of stamp duty, to the nearest £5. The rate is applied to the price payable for the shares at the time of the transfer or agreement to transfer. SDRT is generally the liability of the purchaser. It is customarily also the purchaser who pays UK stamp duty.

        Warrants held in uncertificated form are held through CREST (the UK electronic settlement service). Under the CREST system for paperless transfers, deposits of warrants into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the value of the consideration given. Paperless transfers of warrants within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5% of the amount or value of the consideration payable. CREST is obliged to collect SDRT from the purchaser of the warrants on relevant transactions settled within the system.

        The conveyance or transfer of warrants outside CREST may give rise to a charge to UK stamp duty or SDRT at the rate of 0.5% of the amount or value of the consideration given.

Documents on display

        We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the Securities and Exchange Commission. You may read and copy all or any portion of the reports and their exhibits at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain more information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a website that contains reports and information about issuers, like us, who file electronically with the SEC. The address of that website is www.sec.gov.

Principal subsidiary and associated undertakings

        The following table provides information on the principal subsidiary undertakings and other associated companies that the Group considers will likely have a significant impact on the assessment of the assets and liabilities, the financial position and/or the profits and losses of the Group to 31 March 2005. Except where stated otherwise, each of these companies is wholly owned by a member of the Group and the share capital is fully paid.

Name	Registered Office
Marconi Communications Limited	New Century Park, PO Box 53, Coventry, Warwickshire CV3 1HJ, England
Marconi Communications S.p.A	Via Ludovico Calda 5, 16153 Genoa, Italy
Marconi Communications, Inc	c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801, USA
Marconi Communications GmbH	Gerberstrasse 33, D 71522 Backnang, Germany

Risk Management

Financial instruments

        The Group's treasury activities are coordinated by our treasury function, which operates in accordance with policies and procedures approved by Marconi Corporation plc's Board of directors. It does not operate as a profit centre. The treasury function advises operational management on treasury matters and undertakes all derivative transactions. All treasury related transactions undertaken by our operating businesses are required to be in accordance with guidelines laid down by the central treasury function and must comply with Group risk management policies.

        Prior to the Group's financial restructuring in May 2003, the Group used financial instruments, including derivatives (principally interest rate swaps, cancellable interest rate swaps, currency swaps and forward foreign exchange contracts) to manage interest rate and currency risk exposures. In February 2005, the Group recommenced hedging of foreign currency cash flows with forward foreign exchange contracts. The Group is reviewing its interest rate hedging policy and any requirement for interest rate hedging instruments to mitigate interest rate risks.

        At 31 March 2005, 55% of our borrowings were at fixed rates of interest. Borrowings totalled £37 million, whilst gross cash totalled £334 million at 31 March 2005, therefore, our main exposure to interest rates was to changes in the interest rates earned on our short-term bank deposits, principally changes in short-term interest rates in pounds sterling, euros and US dollars. A one percentage point increase in market interest rates would have increased interest income by £3 million (£7 million in fiscal 2004). The impact on interest expense in fiscal 2005 and fiscal 2004 was immaterial. Therefore the combined effect of a one percentage point increase in market interest rates on debt and cash would have reduced the loss from continuing operations before income taxes in fiscal 2005 by approximately £3 million (£7 million decrease in loss in fiscal 2004).

Foreign exchange risk

        We are a global communications company, and as such we conduct a significant portion of our business activities outside the UK in currencies other than sterling. Our principal exchange rate exposures relate to US dollar/pounds sterling and euro/pounds sterling exchange rates for both transactional and translation related exposures.

        We also have overseas subsidiaries that earn profits and whose net assets are denominated in foreign currencies. It is our policy not to use derivatives to hedge exposures arising from the translation of these overseas profits and net assets into pounds sterling.

        At 31 March 2005, the Group's cash and liquid resources totalled £334 million (31 March 2004: £519 million), of which £138 million (31 March 2004: £111 million) was denominated in sterling, £35 million (31 March 2004: £262 million) in US dollars, £128 million (31 March 2004: £110 million) in Euro and the balance of £33 million (31 March 2004: £36 million) in other currencies.

        If the pound sterling had strengthened such that the average exchange rates used in the translation of our overseas earnings changed by 10%, our reported income from continuing operations would have been increased by £2 million in fiscal 2005 (immaterial in the year ended 31 March 2004).

Principal accountant fees and services

        The following table provides information on the aggregate fees paid for fiscal years ended 31 March 2005 and 2004 to our principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, 'Deloitte'):

	Fiscal year ended 31 March
	2005	2004
	(£ millions)
Deloitte
Audit	2	2
Audit-related	—	—
Tax	1	2
Other	—	1

Total fees	3	5

Audit and audit-related fees:

        Consists of professional services rendered for the audits of the consolidated financial statements of the Group, quarterly reviews, statutory audits, issuance of comfort letters, consents, income tax provision procedures and other work in connection with documents filed with the SEC. Audit fees are £1.8 million (2004: £2.3 million).

Tax fees:

        Tax fees include fees of £0.6 million (2004: £1.6 million) dealing with tax computations, submissions, appeals and restructuring and £0.2 million (2004: £0.6 million) for expatriate services. Expatriate services have now been transitioned to another professional services firm.

Other:

        Other services include operational internal audit fees of £0.2 million (2004: £0.6 million) and £0.2 million (2004: £0.2 million) for Sarbanes Oxley, project work and technical advice. All internal audit work was transitioned to another professional services firm during the year.

Pre approval procedures for Services:

        All non-audit services performed by the auditors are pre-approved by the Audit Committee, following a competitive tender where appropriate, in accordance with our auditors' independence policy.

        All of the amounts shown above were charged to administrative expenditure.

SECTION III—CONSOLIDATED FINANCIAL STATEMENTS

Marconi Corporation plc and subsidiaries
Consolidated financial statements as of 31 March 2005, 2004 and 2003 and for the three years ended 31 March 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Marconi Corporation plc

        We have audited the accompanying consolidated balance sheets of Marconi Corporation plc and subsidiaries as of 31 March 2005 and 2004, and the related consolidated profit and loss account, consolidated statement of total recognised gains and losses, reconciliation of movements in equity shareholders' interests and consolidated cash flow statement for each of the three years in the period ended 31 March 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its Internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Marconi Corporation plc and subsidiaries as of 31 March 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2005, in conformity with accounting principles generally accepted in the United Kingdom.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

Deloitte & Touche LLP
London, England
28 September 2005

Consolidated profit and loss account

For the year ended 31 March

£ million, except per share data	Note	2005	2004	2003
Turnover
Continuing Operations	3	1,270	1,244	1,598
Discontinued Operations	3	67	314	404

Group	2	1,337	1,558	2,002

Group operating (loss)/profit
Continuing Operations		(95)	(249)	(634)
Discontinued Operations		(4)	8	(95)

	3	(99)	(241)	(729)
Share of operating loss of joint ventures		—	(2)	(40)
Share of operating loss of associates		—	(11)	(89)

Total operating loss	2	(99)	(254)	(858)
Non-operating exceptional items
Gain/(loss) on disposal of Discontinued Operations	4b	103	75	(5)
Gain on disposal of joint ventures and associates	4b	—	77	—
Gain on disposal of fixed assets and investments in Continuing Operations	4b	—	25	26
Merger/demerger items		—	—	123
Group share of associates' non-operating exceptional items		—	—	(3)

		103	177	141

Amounts written off investments	4c	—	(2)	(40)
Gain on waiver of balance payable to M (2003) plc group	4d	—	25	(315)
Net interest payable	5	—	(35)	(242)
Net finance expenditure	6	(31)	(82)	(14)

Loss on ordinary activities before taxation		(27)	(171)	(1,328)
Tax credit on loss on ordinary activities	7a	48	19	185

Profit/(loss) on ordinary activities after taxation		21	(152)	(1,143)
Equity minority interests	8	—	(1)	(1)

Profit/(loss) on ordinary activities attributable to the equity shareholders and retained profit/(loss) for the financial year		21	(153)	(1,144)

Earnings per share—basic (in pence)
Income/(loss) from Continuing Operations		(38.1)	(91.1)	(195.7)
Income/(loss) from Discontinued Operations		(2.0)	(0.4)	(3.0)
Gain/(loss) on sale of Discontinued Operations		50.4	30.1	(0.9)

Net income/(loss)		10.3	(61.4)	(199.6)

Earnings per share—diluted (in pence)
Income/(loss) from Continuing Operations		(36.0)	(91.1)	(195.7)
Income/(loss) from Discontinued Operations		(1.8)	(0.4)	(3.0)
Gain/(loss) on sale of Discontinued Operations		47.5	30.1	(0.9)

Net income/(loss)		9.7	(61.4)	(199.6)

Balance sheets

As at 31 March

		Group		Company
	Note	2005	2004	2005	2004
		£ million	£ million	£ million	£ million
Fixed assets
Goodwill	12	301	436	—	—
Tangible assets	13	116	148	—	—
Investments:	14
Joint ventures
Share of gross assets		10	10
Share of gross liabilities		(10)	(10)

		—	—
Associates		3	6
Other investments		5	3	2	2
Investments in Group companies				2,465	2,449
		8	9	2,467	2,451

		425	593	2,467	2,451
Current assets
Stocks and contracts in progress	15	162	174	—	—
Debtors: amounts falling due within one year	16	391	388	82	102
Of which: Securitised receivables		15	—	—	—
Non-recourse receipts		(15)	—	—	—
Debtors: amounts falling due after more than one year	16	1	5	—	—
Cash at bank and in hand	17	334	519	110	205

		888	1,086	192	307
Creditors: amounts falling due within one year	18	(507)	(577)	(2,347)	(2,143)

Net current assets/(liabilities)		381	509	(2,155)	(1,836)
Total assets less current liabilities		806	1,102	312	615
Creditors: amounts falling due after more than one year	18	(28)	(285)	—	(257)
Provisions for liabilities and charges	20	(145)	(219)	(30)	(34)

Net assets before retirement benefit deficits		633	598	282	324
Retirement benefit scheme deficits	26	(228)	(246)	—	—

Net assets after retirement benefit deficits		405	352	282	324

Capital and reserves
Called-up share capital	21a	52	50	52	50
Shares to be issued	22	24	25	24	25
Share premium account	22	4	—	4	—
Capital reserve	22	9	9	9	9
Capital reduction reserve	22	186	283	186	283
Profit and loss account	22	129	(17)	7	(43)

Equity shareholders' interests		404	350	282	324
Equity minority interests		1	2	—	—

		405	352	282	324

Consolidated cash flow statement

For the year ended 31 March

	Note	2005	2004	2003
		£ million	£ million	£ million
Net cash inflow from operating activities before exceptional items	23a	23	151	8
Exceptional cash outflow from operating activities	4e	(43)	(166)	(329)
Net cash (outflow)/inflow from operating activities after exceptional items
Continuing Operations		(8)	(33)	(186)
Discontinued Operations		(12)	18	(135)
		(20)	(15)	(321)
Returns on investments and servicing of finance	23b	(32)	(72)	(164)
Tax paid	23c	(7)	(4)	31
Capital expenditure and financial investment	23d	(32)	36	(30)
Acquisitions and disposals	23e	169	222	433

Cash inflow before use of liquid resources and financing		78	167	(51)
Net cash inflow/(outflow) from management of liquid resources	23f	23	103	(159)
Cash element of scheme consideration	23g	—	(340)	—
Net cash outflow from financing	23g	(266)	(416)	(40)

Decrease in cash and net bank balances repayable on demand		(165)	(486)	(250)

Reconciliation of net cash flow to movements in net monetary funds/(debt)

For the year ended 31 March

	Note	2005	2004	2003
		£ million	£ million	£ million
Decrease in cash and net bank balances repayable on demand		(165)	(486)	(250)
Net cash inflow from management of liquid resources		(23)	(103)	159
Net cash outflow from decrease in debt and lease financing		270	416	40

Change in net monetary funds/(debt) resulting from cash flows		82	(173)	(51)
Net debt disposed with subsidiaries		—	—	24
Other non-cash changes		—	3,956	(364)
Effect of foreign exchange rate changes		1	48	109

Movement in net monetary funds/(debt) in the year		83	3,831	(282)
Net monetary funds/(debt) at 1 April	24	214	(3,617)	(3,335)

Net monetary funds at 31 March	24	297	214	(3,617)

Consolidated statement of total recognised gains and losses

For the year ended 31 March

	Note	2005	2004	2003
		£ million	£ million	£ million
Gains/(losses) on ordinary activities attributable to the shareholders
Group		21	(140)	(1,015)
Share of joint ventures		—	(2)	(40)
Share of associates		—	(11)	(89)

		21	(153)	(1,144)
Exchange differences on translation		5	(3)	103
Actuarial gain/(loss) recognised on retirement benefit schemes
Differences between the expected and actual return on scheme assets		67	130	(178)
Experience gains on scheme liabilities		1	10	7
Changes in assumptions underlying the present value of scheme liabilities		(67)	(44)	(98)
	26	1	96	(269)

Total recognised gains and losses		27	(60)	(1,310)

Reconciliation of movements in equity shareholders' interests

For the year ended 31 March

	2005	2004	2003
	£ million	£ million	£ million
Total recognised gains and losses	27	(60)	(1,310)
Shares to be issued	21	25	—
New share capital and share premium	6	3,720	—
Group share of associate's shares to be issued	—	—	3

Total movement in the year	54	3,685	(1,307)

Equity shareholders' interests at 1 April	350	(3,335)	(2,028)

Equity shareholders' interests at 31 March	404	350	(3,335)

Notes to the accounts

1 Accounting policies

        The financial statements have been prepared in accordance with accounting standards in the UK.

        The key Group accounting policies are summarised below to facilitate the interpretation of the financial statements.

Accounting convention

        The financial statements are prepared under the historical cost convention, as modified by the valuation of listed current and fixed asset investments.

Basis of consolidation

        The financial statements consolidate the accounts of Marconi Corporation plc and all of its subsidiary undertakings (Group companies or subsidiaries) that are more than 50% owned and controlled. Investments in associates and joint ventures in which the company exercises significant influence but not control (generally those with a 20-50% ownership interest) are accounted for under the equity method of accounting. Investments in non-listed entities in which the Group has less than a 20% ownership interest are accounted for under the cost method. All inter-company balances and transactions have been eliminated upon consolidation. All Group companies' accounts have been prepared for the year ended 31 March 2005.

Turnover

        Turnover excludes VAT and comprises sales to outside customers. Revenue from product sales of hardware and software is recognised when: persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, customer acceptance has occurred, Marconi's price to the buyer is fixed or determinable, and collectability is reasonably assured. Revenue from services is recognised at the time of performance and acceptance by the customer.

        Revenue from multiple element contracts is allocated based on the fair value of each individual element.

        Revenue on long-term contracts is recognised under the percentage-of-completion method of accounting and is calculated based on the ratio of costs incurred to date compared with the total expected costs for that contract. Profit estimates are revised periodically based on the latest available information. When estimates of total contract revenues and costs indicate a loss, a provision for the entire amount of the contract loss is recognised in the period in which the loss becomes evident.

        Revenue is reported net of sales returns and allowances, early settlement discounts, sales rebates settled by credit notes, volume discounts and commissions earned by distributors.

Currency translation

        The consolidated financial statements are prepared in UK pounds sterling. The functional currency of each of the Group's subsidiaries is the local currency in which the subsidiary is located. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates ruling at that date. These translation differences are dealt with in the profit and loss account with the exception of certain gains and losses arising under hedging transactions as described below.

        Profits and losses of overseas subsidiaries, joint ventures and associates and cash flows of overseas subsidiaries are translated at the average rates of exchange during the year. Non-sterling net assets are translated at year end rates of exchange. Key rates used are as follows:

	Average rates			Year-end rates
	2005	2004	2003	2005	2004	2003
US Dollar	1.8504	1.7023	1.5538	1.8896	1.8379	1.5807
Euro	1.4632	1.4435	1.5499	1.4540	1.4956	1.4486

        The differences arising from the restatement of profits and losses and the retranslation of the opening net assets to year end rates are taken to reserves.

Acquisitions and disposals

        On the acquisition of a business, including an interest in an associated undertaking, fair values are attributed to the Group's share of separate net assets. Where the cost of acquisition exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill capitalised in the balance sheet in the year of acquisition.

        The profit or loss on the disposal or closure of a previously acquired business includes the attributable amount of any purchased goodwill relating to that business not previously charged to the profit and loss account.

        The results and cash flows relating to a business are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition or up to the date of disposal.

Financial instruments

        Prior to the financial restructuring in May 2003, the Group used financial instruments, including derivatives (principally interest rate swaps, cancellable interest rate swaps, currency swaps and forward foreign exchange contracts) to manage interest rate and currency exposures. In February 2005 the Group recommenced hedging of foreign currency cash flows with forward foreign exchange contracts. The Group is reviewing its interest rate hedging policy and any requirement for interest rate hedging instruments to mitigate interest rate risks.

        For a forward foreign exchange contract to be treated as a hedge the instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the Group's operations. Gains and losses arising on these contracts are deferred and recognised in the profit and loss account only when the hedged transaction has itself been reflected in the Group's financial statements.

Hedges of the net investment in overseas subsidiaries

        The Group's policy is to finance where possible its activities in the same currencies as those used for its foreign investments in order to hedge foreign currency exposure of net investments in foreign operations. This policy is implemented by financing in the related currency.

        Exchange gains or losses arising on the hedging borrowings are dealt with as a movement in reserves to the extent they offset losses or gains on the hedged investment.

Interest rate risk exposure

        It is current Group policy that there is no trading in financial instruments or derivatives, and that all financial instruments and derivatives are used solely for the purpose of hedging identified exposures of the Group.

        Prior to the financial restructuring in May 2003, it was the Group's policy to hedge its exposure to movements in interest rates associated with its borrowing primarily by means of interest rate swaps. Payments and receipts under interest rate swap agreements, specifically designated for hedging purposes, are recorded in the profit and loss account on an accruals basis. Gains and losses arising on termination of hedging instruments, where the underlying exposure remains, are recognised in the profit and loss account over the remaining life of the hedging instrument. No interest rate swaps were transacted between May 2003 and March 2005.

Tangible fixed assets

        Property, plant, machinery, fixtures, fittings, tools and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives from the time they are brought in to use. Freehold land does not bear depreciation where the original cost of purchase was separately identified. Tangible fixed assets are depreciated using the following rates:

Freehold buildings	— Over 25 to 50 years
Leasehold property	— Over the period of the lease or 50 years for long leases
Plant and machinery	— 10% per annum on average
Fixtures, fittings, tools and equipment	— 10% per annum

        Significant improvements, which substantially extend the useful lives of assets, are capitalised. Maintenance and repairs are expensed as incurred. Upon disposal of an asset, its accumulated depreciation is deducted from the original cost and any gain or loss is reflected in operating (loss)/income.

Goodwill and other intangible assets

        Purchased goodwill is capitalised and amortised on a straight-line basis over its estimated useful economic life. Each acquisition is separately evaluated for the purposes of determining the useful economic life, up to a maximum of 20 years. The useful economic lives are reviewed annually and revised if necessary.

Impairment

        Provision is made for any impairment. The Group evaluates the carrying value of tangible assets and goodwill annually and whenever events or changes in circumstances indicate that the carrying value of these assets may be impaired. An impairment loss is recognised when estimated future cash flows, on an undiscounted basis, expected to result from the use of the asset, including its disposition, is less than the carrying value of the asset. The impairment loss is calculated by comparing the carrying value of the asset with its fair value, which is usually estimated using discounted cash flows expected to be generated from the assets.

        During the years ended 31 March 2005, 2004 and 2003, tangible fixed assets and goodwill were impaired by £nil.

Leased assets

        Assets held under finance leases and other similar contracts, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms or their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of the capital repayments outstanding. Hire purchase transactions are dealt with similarly except that assets are depreciated over their useful lives.

        Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

Research and development

        Expenditure incurred in the year is charged against profit unless specifically chargeable to and receivable from customers under agreed contract terms. No research and development expenditure is capitalised.

Stock

        Stock is stated at the lower of cost and net realisable value. Provision is made for obsolete, slow moving or defective items where appropriate.

Contracts in progress

        Profit on long-term contracts in progress is taken when a sale is recorded on part delivery of products or part performance of services, provided that the outcome of the contract can be assessed with reasonable certainty. Amounts recoverable on long-term contracts, which are included in debtors, are stated at the net sales value of the work done less amounts received as progress payments on account. Excess progress payments are included in creditors as payments received in advance. Cumulative costs incurred net of amounts transferred to cost of sales, less provision for contingencies and anticipated future losses on contracts, are included as long-term contract balances in stock.

Warranties

        Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and take the following into consideration:

  •
  the history of warranty cost associated with the product or similar products;

  •
  the length of the warranty obligation;

  •
  the development cycle of the product; and

  •
  the estimated cost of "one-off" failures that require correction.

Taxation

        Taxation on profit on ordinary activities is that which has been paid or becomes payable in respect of the profits for the year, after taking account of adjustments in respect of prior period liabilities. Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income or expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Investments

        Joint ventures comprise long-term investments where control is shared under a contractual arrangement. The segmental analysis of turnover, profit and net assets excludes the Group's share of the results and net assets of joint ventures. Associates consist of long-term investments in which the Group holds a participating interest and over which it exercises significant influence. Investments in joint ventures and associates are stated at the amount of the Group's share of net assets including goodwill derived from audited or management accounts made up to the balance sheet date. Loss before taxation includes the Group's share of joint ventures and associates.

        Other unlisted fixed asset investments are stated at cost less provision for impairment in value, unless they have been transferred from associates at net book value. Listed fixed asset investments are stated at market value with changes in value recognised in the profit and loss account. Current asset investments are stated at the lower of cost and net realisable value except dated listed securities, which are stated at market value.

Pensions and other post retirement benefits

        The operating cost for providing pensions and other post retirement benefits, as calculated periodically by independent actuaries, is therefore charged to the Group's operating profit or loss in the year that the benefits are earned by employees. The financial returns expected on the pension schemes' assets are recognised in the year in which they arise as part of finance income and the effect of the unwinding of the discounted value of the pension schemes' liabilities is treated as part of finance costs. The changes in value of the pension schemes' assets and liabilities are reported as actuarial gains or losses as they arise in the consolidated statement of total recognised gains and losses.

        The pension schemes' surpluses, to the extent they are considered recoverable, or deficits are recognised in full and presented in the balance sheet net of any related deferred tax.

Government grants

        Government grants relating to R&D activities are credited to the profit and loss account as the related expenditure is incurred.

Share options

        The costs of awarding shares under employee share plans are charged to the profit and loss account over the period to which the performance criteria relate.

Finance costs

        Finance costs of debt are recognised in the profit and loss account over the term of such instruments at a constant rate on the carrying amount.

Debt

        Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the year.

Liquid resources

        Liquid resources comprise term deposits with an original maturity of generally less than one year and other readily disposable current asset investments.

Financial statement reclassifications

        Certain reclassifications have been made to 2004 and 2003 balances as well as segment information, in order to conform to the 2005 position.

2 Segmental analysis

        From the beginning of the financial year, the Group introduced a new management structure, which split our continuing business into three segments; Optical and Access Networks, Broadband Routing and Switching (BBRS) and Network Services.

        Optical and Access Networks comprises the activities of the Group's Optical Networks and Access Networks businesses, which now also includes our pay phones and interactive systems activities previously reported under Other Network Equipment. Optical and Access Networks comprise the design and supply of communications systems that transmit and switch voice, data and video traffic predominantly via public networks. BBRS comprises the equipment and services activities of the Group's North American based business which designs and supplies routing and switching products for the transmission of voice, data and video in both public and private networks. Network Services comprises the activities of our Installation, Commissioning and Maintenance (IC&M) and Value Added Services (VAS) businesses. Network Services generally comprises activities that supply a broad range of communications support services to telecommunications operators as well as selected large enterprises and government agencies.

        The previous structure had been adopted to comply with the requirements of the Group's Loan Notes which required segmentation along certain geographic lines. Comparative information for the years ended 31 March 2004 and 2003 has been restated to reflect the new segments.

        Operating profit by segment includes depreciation charges of £39 million (2004: £73 million; 2003: £135 million), of which £23 million related to Optical and Access Networks (2004: £38 million; 2003: £64 million), £6 million related to BBRS (2004: £10 million; 2003; £13 million) and £5 million related to Network Services (2004: £7 million; 2003: £15 million). The remaining balance in 2004 and 2003 relates to Discontinued Operations.

        The operating net assets of Optical and Access Networks and Network Services cannot be separately identified as the same assets are generally used to generate sales in each of these segments. The results of these segments are separately reportable. Central costs include £25 million of share option and related payroll costs (2004: £31 million). Other consists of previous non-core businesses sold in the year ended 31 March 2004.

        Operating net assets/(liabilities) include tangible fixed assets, stocks, debtors, creditors (excluding borrowings and taxation) and provisions for liabilities and charges.

Analysis of segment operating profit/(loss) (before goodwill amortisation and operating exceptional items), turnover and operating net assets/(liabilities) by class of business

	Segment operating profit/(loss)			Turnover			Operating net assets/(liabilities)
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Optical and Access Networks	20	(80)	(226)	659	612	754	164	71	165

Network Services	15	21	55	471	447	585
BBRS	25	44	(13)	140	185	219	17	(5)	(7)
Central costs	(57)	(66)	(56)	—	—	—	(121)	(66)	(466)
Other	—	(5)	(43)	—	—	40	—	—	—

Continuing Operations	3	(86)	(283)	1,270	1,244	1,598	60	—	(308)
Discontinued Operations	(2)	24	(25)	67	314	404	—	43	20

	1	(62)	(308)	1,337	1,558	2,002	60	43	(288)

Goodwill amortisation	(91)	(98)	(104)	Goodwill			301	436	597
Operating exceptional items (note 4a)	(9)	(81)	(317)	Investments			8	9	63

Group operating loss	(99)	(241)	(729)	Net funds/(debt)			297	214	(3,214)
Joint ventures	—	(2)	(40)	Current tax			(33)	(104)	(137)
Associates	—	(11)	(89)	Retirement benefit scheme deficits			(228)	(246)	(353)

Total operating loss	(99)	(254)	(858)	Net assets			405	352	(3,332)

Analysis of operating profit/(loss) (before goodwill amortisation and operating exceptional items), turnover and operating net assets/(liabilities) by territory of origin

	Operating profit/(loss)			Turnover			Operating net assets/(liabilities)
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
UK (including central costs)	(16)	(41)	(105)	515	467	703	(42)	(30)	(231)
Other EMEA	4	(60)	(129)	533	490	503	91	56	(30)
NA	24	24	(23)	134	190	256	47	(16)	(38)
CALA	3	(1)	3	36	24	28	(19)	(5)	8
APAC	(12)	(8)	(29)	52	73	108	(17)	(5)	(17)

Continuing Operations	3	(86)	(283)	1,270	1,244	1,598	60	—	(308)
Discontinued Operations	(2)	24	(25)	67	314	404	—	43	20

	1	(62)	(308)	1,337	1,558	2,002	60	43	(288)

Goodwill amortisation	(91)	(98)	(104)	Goodwill . .			301	436	597
Operating exceptional items	(9)	(81)	(317)	Investments . .			8	9	63

Group operating loss	(99)	(241)	(729)	Net funds/(debt) . .			297	214	(3,214)
Joint ventures	—	(2)	(40)	Current taxation . .			(33)	(104)	(137)
Associates	—	(11)	(89)	Retirement benefit scheme deficits . .			(228)	(246)	(353)

Total operating loss	(99)	(254)	(858)	Net assets . .			405	352	(3,332)

        In the years ended 31 March 2005, 2004 and 2003, intrasegment revenues were £nil.

        Separate components of goodwill are identified and amortised over the appropriate useful economic life. The remaining goodwill on the balance sheet would be amortised under UK GAAP over an average period of approximately four years.

Analysis of turnover by product area

	2005	2004	2003
	£ million	£ million	£ million
Optical Networks	329	330	439
Access Networks	330	282	315

Optical and Access Networks	659	612	754

IC&M	207	182	210
VAS	264	265	375

Network Services	471	447	585

BBRS equipment	89	130	142
BBRS services	51	55	77

BBRS	140	185	219

Other(1)	—	—	40

Continuing Operations	1,270	1,244	1,598
Discontinued Operations	67	314	404

Group	1,337	1,558	2,002

(1)
Other refers to non-core businesses that have been disposed.

        Sales by Group companies to joint ventures and associates amounted to £22 million (2004: £21 million). Purchases from joint ventures and associates amounted to £2 million (2004: £1 million).

Analysis of turnover by class of business

	To customers in the UK			To customers overseas
	2005	2004	2003	2005	2004	2003
	£ million	£ million	£ million	£ million	£ million	£ million
Optical and Access Networks	206	156	250	453	456	504
Network Services	261	258	238	210	189	347
BBRS	2	2	2	138	183	217
Other(1)	—	—	11	—	—	29

Continuing Operations	469	416	501	801	828	1,097
Discontinued Operations	—	—	11	67	314	393

	469	416	512	868	1,142	1,490

(1)
Other refers to non-core businesses that have been disposed.

Analysis of turnover by territory of destination

	2005	2004	2003
	£ million	£ million	£ million
UK	469	416	512
Other EMEA	552	521	708
NA	195	470	548
CALA	45	44	72
APAC	76	107	162

	1,337	1,558	2,002

Analysis of total assets by class of business:

	Year ended 31 March
	2005	2004	2003
	£ million	£ million	£ million
Optical and Access Networks	516	505	796
Network Services	68	42	61
BBRS	64	81	108
Other	—	—	14

Continuing Operations	648	628	979
Discontinued Operations	—	87	111

	648	715	1,090
Goodwill	301	436	597
Investments	8	9	63
Tax	22	—	—
Cash	334	519	1,158

	1,313	1,679	2,908

Analysis of total assets by territory of origin:

	Year ended 31 March
	2005	2004	2003
	£ million	£ million	£ million
UK (including central assets)	172	152	301
Other EMEA	342	330	440
North America	71	156	231
CALA	8	24	29
APAC	55	53	89

	648	715	1,090
Goodwill	301	436	597
Investments	8	9	63
Tax	22	—	—
Cash	334	519	1,158

Total	1,313	1,679	2,908

        The geographical split of tangible fixed assets and goodwill is as follows:

	Year ended March 31,
	2005	2004	2003
	£ million	£ million	£ million
UK	222	294	394
US	47	120	244
Italy	23	30	58
Germany	76	73	85
Other	49	67	58

Total	417	584	839

        Long-lived assets within other countries are not individually material for any year presented.

3 Group operating (loss)/profit (excluding joint ventures)

	Year ended 31 March 2005
	Continuing	Discontinued	Exceptional items	Total
	£ million	£ million	£ million	£ million
Turnover	1,270	67	—	1,337
Cost of sales	(857)	(58)	5	(910)

Gross profit	413	9	5	427
Selling and distribution expenses	(142)	(5)	—	(147)
Administrative expenses—other	(87)	(2)	(14)	(103)
Research and development	(182)	(4)	—	(186)
Goodwill amortisation	(89)	(2)	—	(91)
Administrative expenses—total	(358)	(8)	(14)	(380)
Other operating income	1	—	—	1

Operating loss	(86)	(4)	(9)	(99)

	Year ended 31 March 2004
	Continuing	Discontinued	Exceptional items	Total
	£ million	£ million	£ million	£ million
Turnover	1,244	314	—	1,558
Cost of sales	(893)	(242)	9	(1,126)

Gross profit	351	72	9	432
Selling and distribution expenses	(172)	(21)	—	(193)
Administrative expenses—other	(94)	(6)	(90)	(190)
Research and development	(176)	(21)	—	(197)
Goodwill amortisation	(87)	(11)	—	(98)
Administrative expenses—total	(357)	(38)	(90)	(485)
Other operating income	5	—	—	5

Operating (loss)/profit	(173)	13	(81)	(241)

	Year ended 31 March 2003
	Continuing	Discontinued	Exceptional items	Total
	£ million	£ million	£ million	£ million
Turnover	1,598	404	—	2,002
Cost of sales	(1,263)	(331)	(21)	(1,615)

Gross profit	335	73	(21)	387
Selling and distribution expenses	(228)	(49)	—	(277)
Administrative expenses—other	(104)	(9)	(296)	(409)
Research and development	(286)	(41)	—	(327)
Goodwill amortisation	(83)	(21)	—	(104)
Administrative expenses—total	(473)	(71)	(296)	(840)
Other operating (expense)/income	(1)	2	—	1

Operating loss	(367)	(45)	(317)	(729)

        In the year ended 31 March 2005, share option and related payroll costs of £25 million (2004: £31 million; 2003: £nil) are included within selling and distribution expenses, administrative expenses and R&D costs.

        After exceptional items, cost of sales for Continuing Operations are £852 million (2004: £884 million; 2003: £1,285 million) and for Discontinued Operations are £58 million (2004: £242 million; 2003: £330 million). Operating expenses for Continuing Operations are £514 million (2004: £614 million; 2003: £947 million) and for Discontinued Operations are £13 million (2004: £64 million; 2003: £170 million). Exceptional items are shown in further detail in note 4.

        The Group disposed of its Outside Plant and Power (OPP) business in the year ended 31 March 2005, its North American Access (NAA) business during the year ended 31 March 2004 and the Strategic Communications business during the year ended 31 March 2003. It is these activities which are shown as Discontinued Operations in the table above. Further information on disposals is provided in note 25a.

4 Exceptional items

        These items have been analysed as follows:

a Operating exceptional items

		2005	2004	2003
		£ million	£ million	£ million
Restructuring credits/(costs)—included in cost of sales	(i)	5	9	(21)

Restructuring costs	(ii)	(16)	(89)	(277)
Decrease/(increase) in provision for litigation settlement	(iii)	2	(5)	—
Releases in respect of doubtful debts	(iv)	—	4	10
Impairment of tangible fixed assets:	(v)	—	—	(36)
Systems implementation costs	(vi)	—	—	7

Included in administrative expenses		(14)	(90)	(296)

Group operating exceptional items		(9)	(81)	(317)
Shared joint ventures' operating exceptional items	(vii)	—	—	(32)

Total operating exceptional items (excluding associates)		(9)	(81)	(349)

(i)
In the year ended 31 March 2005, £2 million was received for stock, previously fully provided for through an exceptional charge, and subsequently utilised by Jabil Circuit Inc. and £3 million related to the release of liability provisions held against onerous supply contracts.

  In the year ended 31 March 2004, £9 million was credited to restructuring costs, which mainly related to the release of liability provisions held against the outsourcing of certain manufacturing operations.

  In the year ended 31 March 2003, £21 million was the net amount charged in relation to the Jabil outsourcing arrangement.

(ii)
As part of the Group's cost reduction actions, a net charge of £16 million (2004: £89 million; 2003: £277 million) was recorded during the year ended 31 March 2005. This includes £20 million (2004: £64 million; 2003: £128 million) for employee severance, a net £nil charge (2004: £12 million; 2003: £6 million) for site rationalisation and other restructuring costs and a £4 million credit (2004: £13 million charge; 2003: £40 million (see below)) in respect of the release of liability provisions associated with the Group's financial restructuring in May 2003. Restructuring costs of £277 million in the year ended 31 March 2003 also included £103 million for the costs of the financial restructuring and a £40 million credit for share option lapses and releases of provisions and other creditors due to the de-listing of Marconi plc (now M (2003) plc) shares.

(iii)
In note 30, part (j), the lawsuit filed by Bell Communications Research Inc., now known as Telcordia Technologies Inc., or Telcordia is discussed. A settlement agreement, in which the Group agreed to make a one-time payment of $21 million (approximately £12 million) to Telcordia, was signed on 24 June 2004 in exchange for a licence to Telcordia's ATM patent portfolio and as full and final settlement of all outstanding claims. As a consequence of this claim, we have made an exceptional release of £2 million of excess provision to the Group's operating results in the year ended 31 March 2005 (£5 million was charged in relation to this claim in the year ended 31 March 2004).

(iv)
In light of the declining market and economic trends the Group experienced during the year ended 31 March 2002, an exceptional provision against bad and doubtful debts was created. Of this amount, £4 million was reassessed and released to the profit and loss account in the year ended 31 March 2004.

(v)
In the year ended 31 March 2003, in light of the impact of declining industry and economic trends on its current and expected future operations, the Group reassessed the carrying values of goodwill and tangible fixed assets. As a consequence, tangible fixed assets were impaired by £36 million.

(vi)
During the year ended 31 March 2002, the Group planned to implement a new global IT system. In light of the then subsequent revised trading outlook and the continued focus on cost reduction, the implementation was terminated. During the year ended 31 March 2003, the Group revised its previous estimate of the overall costs leading to the release of £7 million that has been accrued in the year ended 31 March 2002.

(vii)
During the year ended 31 March 2003, the Group recorded its £32 million share of the operating exceptional charges of its joint ventures. Of this amount, £31 million related to the impairment of intangible fixed assets in Ultramast Ltd.

	2005	2004	2003
	£ million	£ million	£ million
Analysis by segment
Optical and Access Networks/Network Services	(11)	(76)	(241)
BBRS	2	—	(39)
Other	—	—	13

Continuing Operations	(9)	(76)	(267)
Discontinued Operations	—	(5)	(50)

	(9)	(81)	(317)

Analysis by territory of origin
UK	2	(22)	21
Other EMEA	(11)	(25)	(235)
NA	2	(25)	(82)
CALA	(1)	(5)	(13)
APAC	(1)	(4)	(8)

	(9)	(81)	(317)

b Non-operating exceptional items

	2005	2004	2003
	£ million	£ million	£ million
Gain/(loss) on disposal of Discontinued Operations	103	75	(5)
Gain on disposal of joint ventures and associates	—	77	—
Gain on disposal of fixed assets and investments in Continuing Operations	—	25	26
Merger/demerger receipts	—	—	123
Group share of associates' non-operating exceptional items	—	—	(3)

Included in non-operating exceptional items	103	177	141

        In the year ended 31 March 2005, the gain of £103 million related to the disposal of OPP. The tax charge associated with this gain is £4 million.

        In the year ended 31 March 2004, the gain on disposal of Discontinued Operations of £75 million related to the disposal of the NAA business (£66 million) and the recognition of deferred consideration of £9 million on the disposal of the Strategic Communications business sold in the year ended 31 March 2003. The £77 million gain on disposals of joint ventures and associates related to the gain on disposal of Easynet Group plc (£76 million) and Confirmant Limited (£1 million). The £25 million gain on disposal of fixed assets and investments in Continuing Operations was comprised of a gain on disposal of Marconi Mobile Access S.p.A. (also known as UMTS) of £9 million and other fixed asset investments of £22 million, partially offset by a pension settlement loss of £6 million arising on the disposal of our interest in GDA.

        In the year ended 31 March 2003, the loss on disposal of Discontinued Operations resulted from the sale of Strategic Communications (£41 million) offset by the release of provisions related to the disposal of the Group's Systems businesses (Medical, Commerce and Data Systems). A curtailment gain of £28 million in respect of pension liabilities was recognised following the sale of the Group's 50% share of GDA in March 2002. The balance mainly related to gains on property disposals. Merger/demerger receipts of £123 million related to the release of a provision due to the settlement of the ESOP derivative.

c Amounts written off investments

        The change in value of the Group's investments is accounted for in line with the Group accounting policy whereby listed investments are marked to their market value at the end of each reporting year and unlisted investments are held at the lower of cost and recoverable value.

d Gain on waiver of balance payable to M (2003) plc group

        As part of the Group's financial restructuring in May 2003, Marconi Corporation plc and its subsidiaries entered into an agreement with M (2003) plc and its direct subsidiaries to reassign and waive balances between the M (2003) plc group and the Marconi Corporation plc Group.

e Exceptional cash flows

	2005	2004	2003
	£ million	£ million	£ million
Operating
Restructuring	(28)	(122)	(284)
Litigation settlement	(12)	—	—
ESOP settlement	—	(35)	—
Systems implementation costs	—	—	(17)

Continuing Operations	(40)	(157)	(301)
Discontinued Operations—restructuring	(3)	(9)	(28)

	(43)	(166)	(329)

Non-operating and financing
Scheme consideration	—	(340)	—
Disposal of tangible fixed assets	—	26	28
Net proceeds on disposal of interests in subsidiary companies, joint ventures and associates	169	222	433

	169	(92)	461

        Non-operating exceptional cash flows from the disposals of tangible fixed assets are included in note 23(d). Non-operating exceptional cash flows from the sales of interests in subsidiary companies and associates are included in note 23(e).

5 Net interest payable

	2005	2004	2003
	£ million	£ million	£ million
Interest receivable
Loans and deposits	10	17	28
Income from listed fixed assest investments	—	—	1
Other	1	—	17

	11	17	46
Interest payable
Bank loans, loan notes and overdrafts (2004: less interest accrual release of £3 million)	(11)	(52)	(288)

Net interest payable	—	(35)	(242)

6 Net finance expenditure

	2005	2004	2003
	£ million	£ million	£ million
Interest on pension scheme liabilities (note 26)	(143)	(145)	(163)
Expected return on pension scheme assets (note 26)	141	138	157

	(2)	(7)	(6)
Premium on redemption of Loan Notes	(28)	(41)	—
Exceptional write off of capitalised losses on swaps	—	(46)	—
Net gain/(loss) on cash and unhedged foreign exchange borrowings	—	12	(11)
Swap and bond amortisation	—	—	5
Other	(1)	—	(2)

Net finance expenditure	(31)	(82)	(14)

7 Tax

a Tax credit on loss on ordinary activities

	2005	2004	2003
	£ million	£ million	£ million
Current taxation
Corporation tax 30% (2004: 30%)	—	—	—
UK overprovision in respect of prior years	(26)	(20)	(155)
Overseas tax (2004 includes £8 million tax charge on disposal of businesses)	3	12	—
Overseas tax overprovision in respect of prior years	(25)	(3)	(30)
Joint ventures and associates	—	(2)	—

	(48)	(13)	(185)
Deferred taxation—timing differences	—	(6)	—

	(48)	(19)	(185)

        In the year ended 31 March 2005, the Group's tax credit on ordinary activities was £48 million (2004: £19 million credit; 2003: £185 million credit) due primarily to the release of tax provisions of £33 million in respect of prior years following progress in resolving historic US and UK tax issues and a credit of £18 million for US and UK tax refunds.

        In the year ended 31 March 2004 a non-operating net tax credit of £12 million arose due to the release of tax provisions of £20 million in respect of prior years following the Company's scheme of arrangement offset by a tax charge of £8 million on the disposal of NAA.

b Reconciliation of current taxation credit for the year

	2005	2004	2003
	£ million	£ million	£ million
Loss on ordinary activities before taxation	(27)	(171)	(1,328)

Tax credit on loss at a weighted average standard rate of 34% (2004 and 2003: 34%)	(9)	(58)	(452)
Non deductible goodwill amortisation and other similar items	47	52	51
Non taxable operating and non-operating exceptional items	11	(56)	158
Tax losses and other deferred tax items not recognised in current tax	(46)	70	243
Overprovision in respect of prior years	(51)	(21)	(185)

Current tax credit for the year	(48)	(13)	(185)

c Factors that may affect future tax charges

        Deferred tax assets totalling £817 million (2004: £659 million; 2003: £594 million) have not been recognised in respect of operating losses, pension scheme deficits and exceptional expenditure as the Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time.

        The Group will incur ongoing tax cash costs where losses are unavailable to cover any historic tax audit adjustments and/or future taxable profits.

8 Equity minority interests

        Equity minority interests represent the share of profits less losses on ordinary activities attributable to the interests of equity shareholders in subsidiaries which are not wholly owned by the Group.

9 Equity dividends

        The directors do not propose a dividend for the year ended 31 March 2005. No dividends were declared for the years ended 31 March 2004 or 2003.

10 Profit/(loss) per share

        Basic profit/(loss) per share is calculated by reference to a weighted average of 204.5 million ordinary shares (2004: 249.0 million ordinary shares; 2003: 573.3 million ordinary shares) in issue during the year.

        In 2005 the effect of share options is dilutive. The undiluted weighted average number of shares has been adjusted by 12.4 million in respect of outstanding share options to give a diluted weighted average of 216.9 million ordinary shares. This gives a diluted profit per share of 9.7p. The effect of share options is anti-dilutive in 2004 and 2003 and has therefore been excluded from the calculation of the diluted weighted average number of shares.

11 Employees

a Directors' remuneration

        Details of the directors' remuneration specified for audit by the UK Listing Authority are given in the Report to shareholders by the Board on directors' remuneration.

b Average monthly number of employees by sector

	2005	2004
	Number ('000)
Optical and Access Networks	5	7
Network Services	4	4
BBRS	1	1

Continuing Operations	10	12
Discontinued Operations	1	3

Group	11	15

c Staff costs

	2005	2004	2003
	£ million	£ million	£ million
Wages and salaries	368	483	717
Social security costs	50	55	87
Other pension costs	22	22	43

	440	560	847

UK	217	228	372
Other EMEA	160	180	272
NA	51	130	180
CALA	2	8	7
APAC	10	14	16

	440	560	847

        Included within the staff costs for the year ended 31 March 2005 was £25 million (2004: £31 million; 2003: £nil) related to ongoing remuneration costs for employees of the Group that participate in Marconi Corporation plc share option plans.

        Other pension costs includes only items charged to operating expenses and excludes amounts charged to non-operating exceptional items and net finance expenditure, and items included in the statement of total recognised gains and losses.

12 Goodwill

£ million
Cost at 1 April 2003	5,987
Disposals	(506)
Exchange rate adjustment	(563)

Cost at 31 March 2004	4,918
Disposals (note 25a)	(496)
Exchange rate adjustment	(63)

Cost at 31 March 2005	4,359

Amortisation at 1 April 2003	(5,390)
Disposals	460
Charged to profit and loss account	(98)
Exchange rate adjustment	546

Amortisation at 31 March 2004	(4,482)
Disposals (note 25a)	452
Charged to profit and loss account	(91)
Exchange rate adjustment	63

Amortisation at 31 March 2005	(4,058)

Net book value at 31 March 2005	301

Net book value at 31 March 2004	436

        Goodwill amortisation for the year ended 31 March 2005 was £91 million (2004: £98 million; 2003: £104 million).

13 Tangible fixed assets

		Leasehold property
Group	Freehold property			Plant and machinery	Fixtures, fittings, tools and equipment	Assets in the course of construction
		Long	Short				Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Cost at 1 April 2004	101	2	7	204	360	—	674
Additions	—	—	—	12	16	7	35
Disposals	—	—	(1)	(19)	(28)	—	(48)
Businesses disposed (note 25a)	(16)	—	—	(14)	(48)	—	(78)
Exchange rate adjustment	—	—	—	1	1	—	2

Cost at 31 March 2005	85	2	6	184	301	7	585

Depreciation at 1 April 2004	(29)	—	(1)	(167)	(329)	—	(526)
Charged to profit and loss account	(4)	—	(1)	(19)	(15)	—	(39)
Disposals	—	—	—	16	28	—	44
Businesses disposed (note 25a)	7	—	—	7	40	—	54
Exchange rate adjustment	—	—	—	(1)	(1)	—	(2)

Depreciation at 31 March 2005	(26)	—	(2)	(164)	(277)	—	(469)

Net book value at 31 March 2005	59	2	4	20	24	7	116

Net book value at 31 March 2004	72	2	6	37	31	—	148

        The net book value of tangible fixed assets of the Group includes an amount of £2 million (2004: £3 million) in respect of assets held under finance leases, on which the depreciation charge for the year was £1 million (2004: £1 million).

        Assets in the course of construction relate to direct costs associated with various computer software projects.

        The depreciation charge for the year ended 31 March 2005 was £39 million (2004: £73 million; 2003: £135 million).

14 Fixed asset investments

Share of net assets
£ million
At 1 April 2003	3
Disposals	(3)

At 31 March 2004 and 31 March 2005	—

        The Group retains an investment in a joint venture, Plessey Holdings Limited. This entity no longer trades but contains a number of environmental exposures in North America. Plessey Holdings Limited is taking remedial action against these exposures, which are funded from its own cash balances. The Group consolidates its share of its assets and liabilities, being £10 million each.

	Share of net assets	Goodwill net book value	Total
	£ million	£ million	£ million
At 1 April 2003	15	29	44
Profit less losses retained	(6)	—	(6)
Goodwill amortisation	—	(5)	(5)
Disposals	(3)	(24)	(27)

At 31 March 2004	6	—	6
Transfer to other investments	(2)	—	(2)
Exchange rate adjustment	(1)	—	(1)

At 31 March 2005	3	—	3

        The transfer to other investments relates to investments that have been evaluated during the year and are not deemed to be associates, as the Group no longer has significant influence over them.

Other investments	Cost or valuation	Provisions	Total
	£ million	£ million	£ million
At 1 April 2004	116	(113)	3
Transfer from associates	2	—	2

At 31 March 2005	118	(113)	5

        The Group has no listed fixed asset investments.

Principal subsidiaries	Voting rights	Country of incorporation
Marconi Communications Limited	100%	England
Marconi Communications S.p.A.	100%	Italy
Marconi Communications, Inc	100%	USA
Marconi Communications GmbH	100%	Germany
	Loans to Group undertakings		Shares in Group undertakings		Shares in joint ventures and associates
							Other investments
Company
	Gross	Provisions	Costs	Provisions	Costs	Provisions	Costs	Provisions	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 1 April 2004	870	(90)	6,918	(5,249)	32	(32)	95	(93)	2,451
Additions	—	—	28	—	—	—	—	—	28
Disposals	—	—	—	—	(1)	1	—	—	—
Movements in Group loans	15	—	—	—	—	—	—	—	15
Provisions	—	(6)	—	(15)	—	—	—	—	(21)
Exchange rate adjustment	(4)	(2)	—	—	—	—	—	—	(6)

At 31 March 2005	881	(98)	6,946	(5,264)	31	(31)	95	(93)	2,467

15 Stocks and contracts in progress

	Group		Company
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Raw materials and bought in components	37	59	—	—
Work in progress	33	41	—	—
Finished goods	89	69	—	—
Long-term contract work in progress	3	6	—	—
Payments on account	—	(1)	—	—

	162	174	—	—

16 Debtors

		Group		Company
		2005	2004	2005	2004
		£ million	£ million	£ million	£ million
	Amounts falling due within one year:
	Trade debtors	307	309	—	—
Of which:	Securitised receivables	15	—	—	—
	Non-recourse receipts	(15)	—	—	—
	Amounts owed by associates	17	17	1	1
	Amounts owed by Group companies	—	—	67	97
	Other debtors	30	36	—	4
	Current tax	22	—	14	—
	Prepayments and accrued income	15	26	—	—

		391	388	82	102
	Amounts falling due after more than one year:
	Trade debtors	—	4	—	—
	Prepayments and accrued income	1	1	—	—

		1	5	—	—

		392	393	82	102

        Amounts owed by associates relate to trading balances.

        The Group has assigned certain trade debts as security against the advance of cash from a third party provider. All debts remain outstanding at 31 March 2005 and interest of £55,000 was recognised in the year. The Group is not obliged to, nor does it intend to, support any credit-related losses arising from the assigned debts against which cash has been advanced. The transaction documents stipulate that, in the event of default in payment by a debtor, the providers of the facility may only seek payment from the Group of the capped finance charge under the arrangement and that recourse to the Group is not available.

        The Group has available to it uncommitted customer receivables financing facilities totalling €79 million (£54 million). Whilst the facilities do not have formal expiry dates, €19 million (£13 million) is due for review in December 2005 and €60 million (£41 million) is due for review in March 2006.

17 Cash at bank and in hand

	Group		Company
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Cash and bank deposits repayable on demand (note 28b)	239	406	110	195
Other cash deposits (note 28b)	95	113	—	10

Cash at bank and in hand	334	519	110	205

        Included in the amounts above is restricted cash of:

	Group		Company
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Cash security for loans	8	11	—	—
Collateral against bonding facilities	78	85	—	—
Held by captive insurance company	17	18	—	—
Mandatory redemption escrow accounts	—	10	—	10

Restricted cash	103	124	—	10
Cash held at subsidiary level and cash in transit	64	74	—	—
Available treasury deposits	167	321	110	195

Cash at bank and in hand	334	519	110	205

        Cash security for loans of £8 million (2004: £11 million) relates to cash deposited against secured loans in Italy.

18 Creditors

	Group		Company
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Amounts falling due within one year:
Loan Notes (note 19)	—	8	—	8
Bank loans and overdrafts (note 19)
Repayable on demand	10	14	—	—
Other	4	4	—	—
Obligations under finance leases	1	—	—	—

	15	26	—	8
Payments received in advance	49	56	—	—
Trade creditors	187	155	—	—
Amounts owed to Group companies	—	—	2,305	2,081
Current taxation	55	104	37	44
Other taxation and social security	23	25	—	—
Other creditors	64	77	5	6
Accruals and deferred income	114	134	—	4

	507	577	2,347	2,143

Amounts falling due after more than one year:
Loan Notes (note 19)	—	257	—	257
Bank loans (note 19)	21	20	—	—
Obligations under finance leases	1	2	—	—

	22	279	—	257
Accruals and deferred income	6	6	—	—

	28	285	—	257

19 Borrowings

	Group		Company
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Loan Notes	—	265	—	265
Bank loans and overdrafts
Repayable on demand	10	14	—	—
Other	25	24	—	—
Obligations under finance leases	2	2	—	—

	37	305	—	265
Less amounts falling due within one year	(15)	(26)	—	(8)

	22	279	—	257

Analysis of repayments of long-term borrowings
Loan Notes
Between two and five years	—	257	—	257
Bank loans
Between one and two years	4	4	—	—
Between two and five years	7	9	—	—
In more than five years	10	7	—	—
Obligations under finance leases
Between one and two years	1	1	—	—
Between two and five years	—	1	—	—

	22	279	—	257

Loan Notes	—	257	—	257

Maturity

        Further analysis of the maturity of the Group's debt is given in note 28b.

20 Provisions for liabilities and charges

Group	Restructuring	Warranties	Contracts and commitments	Litigation and indemnities	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 1 April 2003	64	44	45	91	56	300
Disposals	—	(5)	—	—	(3)	(8)
Charged	55	29	18	12	15	129
Released	(13)	(2)	(3)	(6)	(1)	(25)
Utilised	(62)	(32)	(10)	(10)	(51)	(165)
Exchange rate adjustment	(3)	(2)	(2)	(5)	—	(12)

At 31 March 2004	41	32	48	82	16	219
Disposals	—	(1)	—	—	—	(1)
Charged	24	14	7	13	5	63
Released	(8)	(2)	(11)	(3)	(2)	(26)
Utilised	(33)	(16)	(29)	(25)	(6)	(109)
Exchange rate adjustment	—	(1)	1	(1)	—	(1)

At 31 March 2005	24	26	16	66	13	145

        Restructuring mainly comprises expected costs for termination of employee contracts (£15 million) and costs for properties no longer occupied, onerous lease contracts and future scheme administration costs (in total £9 million). The associated outflows are generally expected to occur over the next year with vacant property costs being incurred over the next three years.

        Warranties and contracts mainly comprise the expected costs of maintenance under guarantees, other work in respect of products delivered and losses on contract work in progress in excess of related accumulated cost. The associated outflows are generally expected to occur over the lives of the products.

        Contracts and commitments comprise liquidated damages, onerous supply contracts and losses on contract work in progress in excess of related accumulated costs. The associated outflows are generally expected to occur over the lives of the contracts, which are long term in nature.

        Litigation and indemnities comprise expected employee related claims, environmental liabilities mainly in North America, other litigation, captive insurance balances and merger and acquisition balances held against warranties provided on the disposal of businesses. Employee related claims relate to industrial diseases. The Group's exposure to these claims, which has been assessed by actuaries, amounts to £18 million (2004: £19 million) after discounting at a rate of 4.5%, in line with long-term government bond yields at 31 March 2005.

        Other provisions mainly comprise payroll taxes on share options and other post-retirement agreements.

Company	Restructuring	Litigation and indemnities	Total
	£ million	£ million	£ million
At 1 April 2004	8	26	34
Charged	—	3	3
Released	(4)	(1)	(5)
Utilised	(1)	(1)	(2)

At 31 March 2005	3	27	30

21 Equity shareholders' interests

a Share capital

	Number of shares	£
Ordinary shares of 25p each
Allotted, called up and fully paid at 1 April 2004	200,022,311	50,005,578
Shares issued:
Warrants exercised	6,809	1,702
Share options exercised	8,711,819	2,177,955

Allotted, called up and fully paid at 31 March 2005	208,740,939	52,185,235
Unissued at 31 March 2005	418,008,914	104,502,228

Authorised at 31 March 2005	626,749,853	156,687,463

b Warrants

        At the time of the Group's financial restructuring in May 2003, the Company issued warrants to holders of shares in M (2003) plc to subscribe for additional ordinary shares of 5p each in the Company. In total 49.8 million warrants, exercisable up until May 2007, were issued at an exercise price of £1.50 each. As a result of the subsequent one for five share consolidation, five warrants must now be exercised per 25p ordinary share, giving an aggregate subscription price of £7.50 per share.

        At 31 March 2005, 49.6 million warrants remained outstanding (2004: 49.7 million warrants outstanding).

c Share options

        At 31 March 2005 the following share options were outstanding in respect of the Company's ordinary shares:

	Number of shares under option	Subscription price per share	Exercise period
	million
Management plan
Granted 24 June 2003	8.5	Nil	May 2004 to May 2013
Granted 1 September 2003	0.6	Nil	May 2004 to May 2013
Granted 13 February 2004	1.1	Nil	October 2004 to February 2014

Employee plan
Granted 30 June 2003	4.4	£3.08	May 2004 to May 2013
Granted 1 September 2003	0.2	£4.29	May 2004 to May 2013
Granted 13 February 2004	—	£7.17	May 2004 to February 2014
Granted 1 December 2004	0.7	£5.72	December 2006 to August 2008
Granted 6 December 2004	0.1	£5.67	December 2006 to August 2008

Sharesave scheme
Granted 3 February	1.7	£5.06	April 2005 to September 2008

        The movement in share options during the year can be analysed as follows:

	Number of shares under option at 1 April 2004	Number of options granted	Number of options forfeited	Number of options exercised	Number of shares under option at 31 March 2005
	million	million	million	million	million
Management plan	17.6	—	—	(7.4)	10.2
Employee plan	6.1	0.8	(0.2)	(1.3)	5.4
Sharesave scheme	—	1.7	—	—	1.7

Total	23.7	2.5	(0.2)	(8.7)	17.3

        The subscription price per share, in respect of options granted under the Employee Plan on 30 June 2003, is a mean average as the rules regarding exercise price differ between Italy and the rest of the world.

        Both plans have five performance targets, each having a period in which the options over shares will vest. The first four performance targets have now been met.

        The overall impact on the Group's profit and loss account over the life of the plans through to the financial year ending 31 March 2007, assuming the final performance target is also met, will be approximately £59 million before payroll taxes. We expect the remaining charge under UK GAAP, before payroll taxes, to be £9 million in the year ended 31 March 2006 and £2 million in the year ended 31 March 2007. The £59 million charge is a non-cash item.

        During the year, the aggregate gain on share options exercised by the directors amounted to £13,806,480 (2004: £nil).

22 Reserves

Group	Shares to be issued	Share premium account	Capital reserve	Capital reduction reserve	Profit and loss account	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 1 April 2003	—	700	9	—	(4,187)	(3,478)
Cancellation of old share capital	—	—	—	—	143	143
Arising on new shares issued	—	3,670	—	—	—	3,670
Loss retained for the year	—	—	—	—	(153)	(153)
Exchange differences	—	—	—	—	(3)	(3)
Added in the year	25	—	—	—	—	25
Actuarial gain on retirement benefit schemes	—	—	—	—	96	96
Transfer on capital reduction	—	(4,370)	—	343	4,027	—
Losses transferred	—	—	—	(60)	60	—

At 31 March 2004	25	—	9	283	(17)	300
Profit retained for the year	—	—	—	—	21	21
Exchange differences	—	—	—	—	5	5
Shares issued	—	4	—	—	—	4
Added in the year	23	—	—	—	—	23
Share options exercised	(24)	—	—	—	22	(2)
Actuarial gain on retirement benefit schemes	—	—	—	—	1	1
Losses transferred	—	—	—	(97)	97	—

At 31 March 2005	24	4	9	186	129	352

        On 21 May 2003, the high court approved a reduction of share capital and the share premium account. These balances were being credited to the Company's profit and loss reserve. The high court determined that any surplus over the deficit at 31 March 2003 was to be held as non-distributable reserves that would be transferred to the profit and loss reserve as losses are incurred or when all creditors as at 21 May 2003 have been satisfied. Company losses of £97 million have been transferred in the year (2004: £60 million).

Company	Shares to be issued	Share premium account	Capital reserve	Capital reduction reserve	Profit and loss account	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 1 April 2003	—	700	9	—	(4,170)	(3,461)
Cancellation of old share capital	—	—	—	—	143	143
Arising on new shares issued	—	3,670	—	—	—	3,670
Loss retained for the year	—	—	—	—	(103)	(103)
Added in the year	25	—	—	—	—	25
Transfer on capital reduction	—	(4,370)	—	343	4,027	—
Losses transferred	—	—	—	(60)	60	—

At 31 March 2004	25	—	9	283	(43)	274
Loss retained for the year	—	—	—	—	(69)	(69)
Shares issued	—	4	—	—	—	4
Added in the year	23	—	—	—	—	23
Shares options exercised	(24)	—	—	—	22	(2)
Losses transferred	—	—	—	(97)	97	—

At 31 March 2005	24	4	9	186	7	230

23 Cash flow

a Net cash inflow/(outflow) from operating activities

Year ended 31 March 2005	Continuing	Discontinued	Total
	£ million	£ million	£ million
Group operating loss after exceptional items	(95)	(4)	(99)
Operating exceptional items (note 4a)	9	—	9

Group operating loss before exceptional items	(86)	(4)	(90)
Depreciation charge	37	2	39
Goodwill amortisation	89	2	91
Shares to be issued related to share options	23	—	23
Increase in stock	(22)	—	(22)
(Increase)/decrease in debtors	(21)	6	(15)
Increase/(decrease) in creditors	34	(13)	21
Decrease in provisions	(22)	(2)	(24)

	32	(9)	23

Year ended 31 March 2004	Continuing	Discontinued	Total
	£ million	£ million	£ million
Group operating (loss)/profit after exceptional items	(249)	8	(241)
Operating exceptional items (note 4a)	76	5	81

Group operating (loss)/profit before exceptional items	(173)	13	(160)
Depreciation charge	63	10	73
Goodwill amortisation	87	11	98
Shares to be issued related to share options	25	—	25
Decrease/(increase) in stock	54	(5)	49
Decrease/(increase) in debtors	151	(3)	148
(Decrease)/increase in creditors	(81)	7	(74)
Decrease in provisions	(2)	(6)	(8)

	124	27	151

Year ended 31 March 2003	Continuing	Discontinued	Total
	£ million	£ million	£ million
Group operating (loss)/profit after exceptional items	(634)	(95)	(729)
Operating exceptional items (note 4a)	267	50	317

Group operating (loss)/profit before exceptional items	(367)	(45)	(412)
Depreciation charge	117	18	135
Goodwill amortisation	83	21	104
Decrease/(increase) in stock	228	5	233
Decrease/(increase) in debtors	94	85	179
(Decrease)/increase in creditors	(115)	(116)	(231)
Decrease in provisions	6	(6)	—

	46	(38)	8

b Returns on investments and servicing of finance

	2005	2004	2003
	£ million	£ million	£ million
Income from loans, deposits and investments	11	17	45
Interest paid	(15)	(48)	(209)
Premium on redemption of Loan Notes	(28)	(41)	—

	(32)	(72)	(164)

        Of the above amounts, Continuing Operations account for an outflow of £32 million (2004: £72 million; 2003: £162 million) and Discontinued Operations and outflow of £nil (2004: £nil; 2003: £2 million).

c Tax paid

	2005	2004	2003
	£ million	£ million	£ million
UK corporation tax repaid	—	—	52
Overseas tax paid	(7)	(4)	(21)

	(7)	(4)	31

        All the above amounts relate to Continuing Operations. Tax paid in respect of previous business disposals is included in note 23e.

d Capital expenditure and financial investments

	2005	2004	2003
	£ million	£ million	£ million
Purchases of tangible fixed assets	(35)	(29)	(43)
Purchases of fixed asset investments	—	—	(20)
Sales of tangible fixed assets	3	41	30
Sales of fixed asset investments	—	24	3

	(32)	36	(30)

        Sales of tangible fixed assets in 2004 included an amount of £26 million relating to information technology assets. In 2003, sales included £26 million of property disposals and £2 million of car fleet disposals.

        Of the above amounts, Continuing Operations account for an outflow of £32 million (2004: £35 million inflow; 2003: £24 million outflow) and Discontinued Operations a cash flow of £nil (2004: £1 million inflow; 2003: £6 million outflow).

e Acquisitions and disposals

	2005	2004	2003
	£ million	£ million	£ million
Investments in subsidiary companies	—	(6)	(3)
Sales of interests in subsidiary companies	184	136	377
Sales of interests in joint ventures and associates	(15)	98	46
Net cash disposed with subsidiary companies	—	(6)	13

	169	222	433

        Sales of interests in subsidiary companies are shown net of proceeds, transaction costs and related tax cash flows.

f Net cash inflow/(outflow) from management of liquid resources

	2005	2004	2003
	£ million	£ million	£ million
Deposits made with banks and similar financial institutions	(247)	(410)	(167)
Deposits withdrawn from banks and similar financial institutions	270	513	8

	23	103	(159)

g Net cash outflow from financing

	2005	2004	2003
	£ million	£ million	£ million
Issue of ordinary shares	4	—	—
Decrease in bank loans	—	(5)	(63)
Decrease in Loan Notes	(270)	(410)	—
Capital element of finance lease payments	—	(1)	(1)
Scheme consideration	—	(340)	—
Increase in loans to M (2003) plc and subsidiaries of M (2003) plc	—	—	24

	(266)	(756)	(40)

24 Analysis of net monetary funds

	At 1 April 2004	Cash flow	Other non-cash changes	Exchange rate adjustment	At 31 March 2005
	£ million	£ million	£ million	£ million	£ million
Cash at bank and in hand	406	(169)	—	2	239
Loans repayable on demand	(14)	4	—	—	(10)

		(165)

Liquid resources	113	(23)	—	5	95

Amounts falling due within one year:
Bank loans	(4)	4	(4)	—	(4)
Loan Notes	(8)	8	—	—	—
Finance leases	—	—	(1)	—	(1)
Amounts falling due after more than one year:
Bank loans	(20)	(4)	4	(1)	(21)
Loan Notes	(257)	262	—	(5)	—
Finance leases	(2)	—	1	—	(1)

		270

	214	82	—	1	297

25 Acquisitions and disposals

a Sales of interests in subsidiaries

	Total 2005	Total 2004	Total 2003
	£ million	£ million	£ million
Net assets sold
Tangible fixed assets	24	7	75
Stock	29	6	249
Debtors	25	12	318
Net cash	—	6	(13)
Borrowings (excluding overdrafts)	—	—	(22)
Taxation	—	—	(4)
Creditors and provisions	(21)	(21)	(246)
Finance lease creditors	—	—	(2)
Minority interests	—	(1)	(11)
Retirement benefit deficit	(16)	—	(38)
Goodwill	44	46	122

	85	55	428

Cash consideration received	204	139	394
Deferred consideration and transaction costs	(16)	(8)	(1)

Profit on disposal	103	76	(35)

        OPP was disposed of on 16 August 2004, on which we incurred additional tax costs of £4 million.

        In the year ended 31 March 2004, NAA was disposed of on 23 February 2004 and Marconi Mobile Access S.p.A (also known as UMTS) was disposed of on 17 July 2003. The Group incurred additional tax costs of £8 million upon the disposal of NAA in the year ended 31 March 2004. Following the review of historic US tax attributes, the Group has received a refund of £4 million in the year ended 31 March 2005.

        Marconi Mobile Holdings S.p.A., the holding company for the Group's Strategic Communications business, was disposed of on 2 August 2002 and the Marconi Applied Technologies Group was disposed of on 12 July 2002. In addition, £17 million was paid out to settle completion accounts adjustments for the disposals made during the year ended 31 March 2002 of Medical Systems, Data Systems, Commerce Systems and Marconi Optical Components.

b Sales of interests in joint ventures and associates

        In the year ended 31 March 2004, the Group's investment in Easynet Group plc, an associated undertaking, was sold in two tranches on 4 July 2003 and 11 September 2003, for a combined total of £94 million cash consideration giving rise to a profit of £76 million.

        The Group's investment in Confirmant Limited, a joint venture, was sold on 12 November 2003. £4 million cash consideration was received and a profit of £1 million was recognised in the year ended 31 March 2004.

26 Post retirement benefits

        Marconi operates defined benefit pension plans in the UK, USA, Germany and Italy, and post-retirement benefit plans in the USA. The most significant plan is the G.E.C. 1972 Plan (the UK Plan) in the UK. A full actuarial valuation for the UK Plan was carried out as at 5 April 2002 and a valuation for accounting purposes was carried out as at 31 March 2005 by independent qualified actuaries. A further full actuarial valuation is being carried out as at 5 April 2005, the results of which will be available in the second half of the year ending 31 March 2006.

        For the US plans, full valuations were carried out at 1 January 2003 and 1 January 2004 and updated as applicable to 31 March 2005 by independent qualified actuaries.

        For the German and Italian unfunded plans, valuations were carried out for accounting purposes at 31 March 2005 by independent qualified actuaries.

        The contributions made to the plans in the year totalled £17 million (2004: £21 million; 2003: £20 million). Benefit payments in the accounting period totalled £9 million (2004: £17 million; 2003: £17 million). For the unfunded pension plans and the post retirement medical plans, payments are made when the benefits are provided.

        Company contributions to the UK Plan are 8.2% of pensionable pay. In the USA, on 25 March 2003, the Group signed a funding agreement with the Pension Benefit Guaranty Corporation (PBGC) for the US defined benefit schemes. This agreement was amended on 17 February 2004. Under this agreement, Marconi was required to contribute $2.25 million at the end of each calendar quarter to its US defined benefit plans, in addition to the annual normal cost associated with the continuation of benefits. Effective from 13 August 2004, the quarterly contribution was reduced to $1.75 million due to the transfer of the Reltec Retirement liability to Emerson. Additionally, proceeds from any disposal of US businesses shall be used to fund the scheme deficits.

        The Group operates defined contribution schemes in addition to the defined benefit schemes listed. Contributions to these schemes amounted to £3 million (2004: £5 million; 2003: £7 million).

        The major assumptions used by the actuaries to determine the liabilities on a FRS 17 basis for the significant defined benefit plans are set out below:

	At 31 March 2005		At 31 March 2004		At 31 March 2003
Average assumptions used	UK	Rest of the world	UK	Rest of the world	UK	Rest of the world
	(% pa)	(% pa)	(% pa)	(% pa)	(% pa)	(% pa)
Rate of general increase in salaries	4.25	4.12	4.75	4.17	4.50	4.17
Rate of increase in pensions in payment	2.75	1.50	2.75	1.50	2.50	1.50
Rate of increase for deferred pensioners	2.75	N/A	2.75	N/A	2.50	N/A
Rate of credited interest	2.50	N/A	3.00	N/A	4.00	N/A
Discount rate applied to liabilities	5.50	5.11	5.50	5.63	5.25	6.00
Inflation assumption	2.75	2.12	2.75	2.25	2.50	2.22

Expected healthcare trend rates	N/A	11.0	N/A	11.5	N/A	12.0
		pre and post 65, reducing to 6.0 after 2012		pre and post 65, reducing to 6.0 after 2012		pre and post 65, reducing to 6.0 after 2012

Expected prescription drug trend rates	N/A	13.0	N/A	14.0	N/A	15.0
		reducing to 6.0 after 2012		reducing to 6.0 after 2012		reducing to 6.0 after 2012

        The UK Plan provides benefits to members on the best of three bases. One of the bases is a money purchase underpin in which a discretionary level of credited interest is applied to a percentage of members' contributions. The discretionary level of credited interest has been treated as a constructive obligation.

Pension plans

        The assets in the UK Plan and the expected rates of return were:

	Long-term expected rate of return	Value at 31 March 2005	Long-term expected rate of return	Value at 31 March 2004	Long-term expected rate of return	Value at 31 March 2003
	%	£ million	%	£ million	%	£ million
Equities	8.00	719	8.25	638	8.25	497
Bonds	4.76	1,503	4.84	1,536	4.84	1,702
Property	6.50	114	6.70	101	6.75	111
Cash	3.75	51	3.75	43	4.00	30

Total market value of assets		2,387		2,318		2,340
Present value of plan liabilities		(2,496)		(2,436)		(2,535)

Net pension liability before and after deferred tax		(109)		(118)		(195)

        The assets in the overseas plans and the expected rates of return were:

	Long-term expected rate of return	Value at 31 March 2005	Long-term expected rate of return	Value at 31 March 2004	Long-term expected rate of return	Value at 31 March 2003
	%	£ million	%	£ million	%	£ million
Equities	8.75	53	8.75	68	10.00	65
Bonds	5.00	46	5.00	57	6.00	59
Other	6.50	7	6.50	7	9.00	10

Total market value of assets		106		132		134
Present value of plan liabilities		(211)		(238)		(263)

Net pension liability before and after deferred tax		(105)		(106)		(129)

	Value at 31 March 2005	Value at 31 March 2004	Value at 31 March 2003
	£ million	£ million	£ million
Other post retirement benefits
Present value of plan liabilities and net pension liability before and after deferred tax	(14)	(22)	(29)

Analysis of the amount charged to operating loss

	2005				2004				2003
	UK Plan	Rest of the world pension plans	Post retirement medical plans	Total	UK Plan	Rest of the world pension plans	Post retirement medical plans	Total	UK Plan	Rest of the world pension plans	Post retirement medical plans	Total
	£ million				£ million				£ million
Current service cost	(17)	(5)	—	(22)	(16)	(6)	—	(22)	(24)	(10)	—	(34)
Past service cost	—	—	—	—	—	—	—	—	—	—	1	1

Total service cost	(17)	(5)	—	(22)	(16)	(6)	—	(22)	(24)	(10)	1	(33)

Analysis of other amounts charged to the profit and loss account

	2005				2004				2003
	UK Plan	Rest of the world pension plans	Post retirement medical plans	Total	UK Plan	Rest of the world pension plans	Post retirement medical plans	Total	UK Plan	Rest of the world pension plans	Post retirement medical plans	Total
	£ million				£ million				£ million
Gain/(loss) on settlements	—	11	4	15	(7)	(1)	—	(8)	—	33	—	33
Gain/(loss) on curtailments	—	1	—	1	—	—	—	—	19	(3)	5	21

Net gain/(loss)charged to profit and loss account	—	12	4	16	(7)	(1)	—	(8)	19	30	5	54

        Of the amounts above £16 million was credited to non-operating exceptional items and £nil to operating profit (2004: £8 million charged to non-operating exceptional items and £nil to operating loss; 2003: £57 million credited to non-operating exceptional items and £3 million credited to operating loss).

Analysis of the amount credited to other finance (expenditure)/income

	2005				2004				2003
	UK Plan	Rest of the world pension plans	Post retirement medical plans	Total	UK Plan	Rest of the world pension plans	Post retirement medical plans	Total	UK Plan	Rest of the world pension plans	Post retirement medical plans	Total
	£ million				£ million				£ million
Expected return on pension scheme assets	132	9	—	141	128	10	—	138	144	13	—	157
Interest on pension scheme liabilities	(130)	(12)	(1)	(143)	(129)	(14)	(2)	(145)	(144)	(17)	(2)	(163)

Total finance income/(expenditure)	2	(3)	(1)	(2)	(1)	(4)	(2)	(7)	—	(4)	(2)	(6)

Net (expenditure)/income	(15)	4	3	(8)	(24)	(11)	(2)	(37)	(5)	16	4	15

        The net (expenditure)/income represents the operating charge plus curtailment and settlement gains and losses plus finance income/(expenditure).

Analysis of amount recognised in the consolidated statement of total recognised gains and losses (STRGL)

	2005				2004				2003
	UK Plan	Rest of the world pension plans	Post retirement medical plans	Total	UK Plan	Rest of the world pension plans	Post retirement medical plans	Total	UK Plan	Rest of the world pension plans	Post retirement medical plans	Total
	£ million				£ million				£ million
Expected return less actual return on pension scheme assets gains/(losses)	71	(4)	—	67	115	15	—	130	(147)	(31)	—	(178)
Experience gains and (losses) arising on scheme liabilities	—	(1)	2	1	9	(2)	3	10	4	(3)	6	7
Changes in assumptions underlying the present value of scheme liabilities (losses)/gains	(57)	(10)	—	(67)	(33)	(10)	(1)	(44)	(66)	(24)	(8)	(98)

Actuarial gain/(loss) recognised in STRGL	14	(15)	2	1	91	3	2	96	(209)	(58)	(2)	(269)

        The main element of the amount recognised in the STRGL in all three years has resulted from the difference between the actual rate of return and expected rate of return on the plans' assets. In the year ended 31 March 2005, actual investment returns in the UK Plan exceeded expected returns across all classes of assets, resulting in a substantial asset gain. In the year ended 31 March 2004, asset gains were experienced for both the UK and US funded plans, primarily due to the recovery of equity markets.

        The second largest impact on the STRGL in all three years has been the losses resulting from changes in assumptions underlying the present value of the plans' liabilities.

        At 31 March 2005, revisions to the UK Plan mortality assumption have led to a STRGL loss of £102 million. This revision recognised observed improvements in longevity in line with the most recent available plan data, plus an allowance for likely improvements in the future. In the UK Plan, the trustees have discretion to credit interest (bonuses) to pension awards. During the year, our credited interest assumption has been reduced from 3.0% to 2.5% to align with actual expected awards, providing a STRGL gain. A further STRGL gain was recognised from a reduction in our salary growth assumption.

        At 31 March 2004, in the UK Plan, the reduction of our credited interest assumption provided a gain. Offsetting this gain was a loss resulting from revised mortality assumptions, recognising observed improvements in longevity at that date.

        At 31 March 2005, due to movements in Eurobond rates during the year, the German and Italian Plan discount rates were reduced. The German Plan discount rate was reduced from 5.50% at

31 March 2004 to 4.50% at 31 March 2005. The Italian Plan discount rate was reduced from 5.00% at 31 March 2004 to 4.00% at 31 March 2005. Both of these changes resulted in STRGL losses.

        At 31 March 2004, due to movements in AA corporate bond rates in the UK and US, the UK discount rate was increased from 5.25% to 5.50% leading to a gain, and the US discount rate was decreased from 6.25% to 5.75% leading to a loss.

Movement in deficit during the year

	2005				2004
	UK Plan	Rest of the world pension plans	Post retirement medical plans	Total	UK Plan	Rest of the world pension plans	Post retirement medical plans	Total
	£ million				£ million
Deficit at 1 April	(118)	(106)	(22)	(246)	(195)	(129)	(29)	(353)
Movement in year:
Current service cost	(17)	(5)	—	(22)	(16)	(6)	—	(22)
Contributions and benefit payments	10	14	2	26	10	25	3	38
Settlement gain/(loss)	—	11	4	15	(7)	(1)	—	(8)
Curtailment gain	—	1	—	1	—	—	—	—
Other finance income/(charge)	2	(3)	(1)	(2)	(1)	(4)	(2)	(7)
Actuarial gain/(loss)	14	(15)	2	1	91	3	2	96
Foreign exchange	—	(2)	1	(1)	—	6	4	10

Deficit at 31 March	(109)	(105)	(14)	(228)	(118)	(106)	(22)	(246)

        The net deficit before deferred taxation is analysed by jurisdiction as follows:

	2005				2004
	UK Plan	Rest of the world pension plans	Post retirement medical plans	Total	UK Plan	Rest of the world pension plans	Post retirement medical plans	Total
	£ million				£ million
Surpluses	—	3	—	3	—	—	—	—
Deficits	(109)	(108)	(14)	(231)	(118)	(106)	(22)	(246)

Net deficit at 31 March	(109)	(105)	(14)	(228)	(118)	(106)	(22)	(246)

History of experience gains and losses

	2005	2004	2003	2002	2001
Difference between the expected and actual return on scheme assets gains/(losses):
Amount (£ million)
UK Plan	71	115	(147)	(218)	(139)
Rest of the world pension plans	(4)	15	(31)	(59)	(47)

Total	67	130	(178)	(277)	(186)

Percentage of scheme assets
UK Plan	3.0	5.0	(6.3)	(8.7)	(5.2)
Rest of the world pension plans	(0.2)	11.4	(23.1)	(33.1)	(8.7)

Overall	2.7	5.3	(7.2)	(10.3)	(5.8)

Experience gains and (losses) on scheme liabilities:
Amount (£ million)
UK Plan	—	9	4	20	(41)
Rest of the world pension plans	(1)	(2)	(3)	(10)	(9)
Post retirement medical plans	2	3	6	(1)	(1)

Total	1	10	7	9	(51)

Percentage of the present value of scheme liabilities
UK Plan	—	(0.4)	(0.2)	(0.8)	1.7
Rest of the world pension plans	0.5	0.8	1.1	3.9	1.7
Post retirement medical plans	(14.3)	(13.6)	(20.7)	2.6	2.0

Overall	—	(0.4)	(0.3)	(0.3)	1.7

Total amount recognised in STRGL:
Amount (£ million)
UK Plan	14	91	(209)	(250)	(14)
Rest of the world pension plans	(15)	3	(58)	(98)	(57)
Post retirement medical plans	2	2	(2)	(3)	(2)

Total	1	96	(269)	(351)	(73)

Percentage of the present value of scheme liabilities
UK Plan	(0.6)	(3.7)	8.2	10.0	0.6
Rest of the world pension plans	7.1	(1.3)	22.1	37.8	10.9
Post retirement medical plans	(14.3)	(9.1)	6.9	7.9	4.0

Overall	—	(3.6)	9.5	12.5	2.4

27 Other information

a Contingent liabilities

	Group		Company
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Contingent liabilities at year end	20	20	—	—

Litigation

        Contingent liabilities relate mainly to obligations arising from legal proceedings, which in the opinion of the directors, are not expected to have a materially adverse effect on the Group. The Group is engaged in a number of legal proceedings relating to patent and other claims under contracts. The Group is vigorously defending these cases, the estimated cost of which is disclosed above, and the directors currently believe that the claims are unlikely to be settled for amounts resulting in material cash or other asset outflows.

Guarantees

        At 31 March 2005, the Group had provided third parties with a total of £137 million of guarantees, performance bonds and indemnities, the exercise of which is considered to be remote. At 31 March 2005, the value of total collateral against these various guarantees was £78 million. In addition, the Group estimates that £59 million of the providers had varying conditional and unconditional rights to call for cash collateral.

b Capital expenditure

	Group		Company
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Commitments contracted at year end	6	4	—	—

c Operating leases

	Group			Company
	2005	2004	2003	2005	2004	2003
	£ million	£ million	£ million	£ million	£ million	£ million
Charges in the year:
Land and buildings	16	31	21	—	—	—
Other items	8	9	14	—	—	—

	24	40	35	—	—	—

        Amounts payable under operating leases which fall due in the next financial year

	Group		Company
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Land and buildings, leases expiring:
Within one year	2	5	—	—
Between two and five years	5	8	—	—
After five years	5	15	—	—
Other items, leases expiring:
Within one year	—	—	—	—
Between two and five years	4	4	—	—

	16	32	—	—

d Fees paid to auditors

	Group		Company
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Audit services	2	2	1	1
Audit-related services	—	—	—	—
Tax services and other compliance work	1	2	—	—
Business support and other services	—	1	—	—

	3	5	1	1

        Audit fees are £1.8 million (2004: £2.3 million). The cost of reporting quarterly in both UK and US Generally Accepted Accounting Principles is borne by the Company.

        Tax services and other compliance work include fees of £0.6 million (2004: £1.6 million) dealing with tax computations, submissions, appeals, restructuring and £0.2 million (2004: £0.6 million) for expatriate services. Expatriate services have now been transitioned to another professional services firm.

        Business support and other services include fees for operational internal audit of £0.2 million (2004: £0.6 million) and £0.2 million (2004: £0.2 million) for Sarbanes-Oxley, project work and technical advice. All internal audit work was transitioned to another professional services firm during the year.

        All non-audit services performed by the auditors are pre-approved by the Audit Committee, following a competitive tender process where appropriate, in accordance with our auditors' independence policy.

        All the Group amounts shown above were charged to administrative expenditure.

28 Financial instruments

a Treasury policies and organisation

        The Group's treasury activities are coordinated by its central treasury function, which operates in accordance with policies and procedures approved by the Board. It does not operate as a profit centre.

The treasury function advises operational management on treasury matters and undertakes all derivative transactions. All treasury-related transactions undertaken by operating businesses are required to be carried out in accordance with guidelines laid down by the treasury function and must comply with the Group risk management policies.

        Short-term debtors and creditors have been excluded from all disclosures within this note with the exception of the currency related risk profile disclosures.

        The main risks faced by the Group in the financial markets in the years ended 31 March 2005 and 2004 were liquidity risk, interest rate risk, foreign currency risk and counter-party risk. The Board reviews and agrees policies for managing each of these, which are summarised below.

Financial instruments

        Prior to the Group's financial restructuring in May 2003, the Group used financial instruments, including derivatives (principally interest rate swaps, cancellable interest rate swaps, currency swaps and forward foreign exchange contracts) to manage interest rate and currency risk exposures. In February 2005 the Group recommenced hedging of foreign currency cash flows with forward foreign exchange contracts. The Group is reviewing its interest rate hedging policy and any requirement for interest rate hedging instruments to mitigate interest rate risks.

        It is the Group's policy that there is no trading in financial instruments, and that all financial instruments are used solely for the purpose of financing or hedging identified exposures of the Group.

Liquidity risk

        The Group funded its activities mainly through cash generated from its operational activities and proceeds of disposals. The Senior Notes were repaid in full in September 2004 (£265 million outstanding as at 31 March 2004).

        The Group's gross borrowings as at 31 March 2005 were £37 million (2004: £305 million) and cash and liquid resources were £334 million (2004: £519 million), resulting in net cash of £297 million at 31 March 2005 (2004: £214 million).

        In the years ended 31 March 2005 and 2004, the Group had local borrowing facilities in Italy and China. The Group has not sought to increase or add to its bank facilities given its net cash and liquid resources position of £297 million as at 31 March 2005.

        As disclosed in note 16, the Group has uncommitted receivables financing facilities for €79 million (£54 million) of which €22 million (£15 million) was drawn as at 31 March 2005. The facilities do not have formal expiry dates, however, €19 million (£13 million) of these facilities is due for review in December 2005 and the remaining €60 million (£41 million) is due for review in March 2006.

        The following table sets out the breakdown of restricted and free cash balances.

	31 March 2005	31 March 2004
	£ million	£ million
Cash collateral for performance bonds and guarantees	78	85
Captive insurance company	17	18
Collateral for secured loans	8	11
Mandatory Redemption Escrow Account (MREA)	—	10

Total restricted cash	103	124
Cash held at subsidiary level and cash in transit	64	74
Available treasury deposits	167	321

Cash at bank and in hand (including liquid resources)	334	519

        The Group continues to be required to place cash collateral, in whole or in part, against any provision of performance bonding facilities or letters of credit. As at 31 March 2005, £78 million of cash collateral was outstanding (2004: £85 million) to secure £137 million of bonding (2004: £141 million).

Interest rate risk

        The Group repaid its fixed-rate US Dollar denominated debt (the Loan Notes) in full on 1 September 2004 and subsequently the Group's interest charge exposure was limited to floating-rate interest on RMB 153 million of loans in China (£10 million), €3 million (£2 million) of leases in Italy and €7 million (£5 million) of debt in Italy. €29 million (£20 million) of debt in Italy was at fixed-rate interest. All the Italian borrowings are at rates sponsored by the Italian government.

        The Group's cash and liquid resources of £334 million (2004: £519 million) are all at floating rate.

        A one-percentage point decrease in market interest rates would have decreased profit before taxation by £3 million in the year ended 31 March 2005. The average rate of interest achieved on invested cash was approximately 2.7% per annum (2004: 2.0%; 2003: 2.7%).

Counter-party risk

        All deposits and foreign exchange forward contracts are made with creditworthy and authorised counter-parties. The Group's counter-party risk to foreign currency hedging is weighted at 12.5% of gross exposure up to three months and added to deposit exposure weighted at 100%. Exposure to any single financial counter-party is limited by policy as a proportion of the central treasury function's free cash deposits to a maximum of 25%.

Customer financing risks

        The Group has not issued any new customer finance commitments during the year ended 31 March 2005. At 31 March 2005, the Group had a net exposure to customer financing of approximately £1 million.

        In addition, the Group uses export credit agencies to assist in managing political and credit risks on major contracts, and makes use of export credit insurance in respect of small to medium-sized contracts when considered appropriate.

Contract bonding facilities

        The Group provides third parties with guarantees, performance bonds and indemnities, the exercise of which is considered to be remote. At 31 March 2005 the amount outstanding was £137 million (2004: £141 million). Marconi Bonding Limited, a Group subsidiary, has available to it a committed bonding facility for £35 million until November 2007. Under the terms of the facility, Marconi Bonding Limited provides 50% cash collateral to the bonding provider; the provider has unconditional rights to call for the balance, up to 100% cash collateral, at any time. This facility replaces a facility for £50 million which was due to expire in November 2005 and which required 100% cash collateral to be placed with the provider.

        A maturity profile of all bonds and guarantees outstanding is set out below:

Expiring 31 March	Bonds outstanding at 31 March 2005	Bonds outstanding at 31 March 2004
	£ million	£ million
2005 or earlier	—	51
2006	54	8
2007	57	58
2008	7	6
Thereafter	9	11
No expiry date	10	7

Total	137	141

        At 31 March 2005 the value of total cash collateral against these various guarantees was £78 million. The Group estimates that as at 31 March 2005, £59 million of the providers had varying conditional and unconditional rights to call for cash collateral.

Insurance risk management

        The Group manages centrally the purchase of global insurance policies in respect of major insurable risks, including property (material damage/business interruption), directors' and officers' and public liability. The Group maintains the types of property and liability insurance which the directors regard as appropriate given the nature of the risks run in the course of its business, and for amounts which they consider adequate. When considering the appropriateness of insurance cover, the directors make assessments of insurable risks using both in-house professionals and the advice of insurance brokers. The directors have determined what they believe to be the appropriate level of cover having regard, among other things, to the Group's loss record, the industry in which it operates, its risk tolerance level, the cost of cover relative to the risk, customer and legal requirements and any relevant and available information on the levels of cover typically purchased by other comparable companies which operate in the Group's industry.

        The use of global policies and centrally appointed brokers allows the Group to improve internal control and optimise the overall level of retained risk. Risk management and insurance spend are concentrated on those insurable risks which are considered potentially catastrophic to the Group as a whole. The Group continues to work with its insurers and advisors to improve its loss prevention and mitigation process.

Foreign exchange risk

        The Group is exposed to movements in foreign exchange rates against Sterling for both trading transactions and the translation of net assets and the profit and loss accounts of overseas subsidiaries. The main trading currencies of the Group are the US Dollar, Sterling and the Euro.

        In September 2004, the Group redeemed the remainder of its US Dollar-denominated debt (£265 million).

        The Group's cash and liquid resources were £334 million (2004: £519 million) of which £138 million (2004: £111 million) was denominated in Sterling, £35 million (2004: £262 million) in US Dollars, £128 million (2004: £110 million) in Euro and the balance of £33 million (2004: £36 million) in other currencies.

        As at 31 March 2005, the Group held approximately €78 million (£54 million) and $31 million (£17 million) of foreign-currency denominated cash within the UK, as a combination of collateral against bonding facilities and to meet foreign currency working capital requirements. This cash is not treated as a hedge for accounting purposes, and gains and losses on retranslation of the cash into Sterling are taken to net finance income/(expenditure).

        The Group has overseas subsidiaries that earn profits or incur losses in their local currencies. It is not the Group's policy to hedge the exposures arising from the translation of these overseas results into Sterling. The Group's sales and profitability are sensitive to exchange rate fluctuations.

        The table below demonstrates the sensitivity of the Group's profits to exchange rates:

Reduction in Group reported Sterling operating profit/(loss) before goodwill, amortisation and exceptional items 2005
£ million
10% reduction in the value of:
US Dollar	2.2
Euro-trade currencies	0.4
Other	(0.9)

Total	1.7

b Currency and interest rate risk profile of financial assets and liabilities

Financial assets

        The currency and interest rate profile of the Group's financial assets at 31 March 2005 and 31 March 2004 were:

31 March 2005	Total	Floating rate	Non-interest bearing	Non-interest bearing weighted average period Years
	£ million	£ million	£ million
Sterling	138	138	—	—
US Dollar	35	35	—	—
Euro	128	128	—	—
Other	33	33	—	—

Total	334	334	—	—

Analysed between
Cash at bank and in hand (note 17)	239	239	—
Other cash deposits (note 17)	95	95	—
Long-term debtors and amounts recoverable on contracts	—	—	—

	334	334	—

31 March 2004	Total	Floating rate	Non-interest bearing	Non-interest bearing weighted average period Years
	£ million	£ million	£ million
Sterling	111	111	—	—
US Dollar	265	262	3	1.4
Euro	111	110	1	2.9
Other	36	36	—	—

Total	523	519	4	1.6

Analysed between
Cash at bank and in hand (note 17)	406	406	—
Other cash deposits (note 17)	113	113	—
Long-term debtors and amounts recoverable on contracts	4	—	4

	523	519	4

Financial liabilities

        The currency and interest rate profile of the Group's financial liabilities at 31 March 2005 and 31 March 2004 were:

31 March 2005	Total	Floating- rate	Fixed-rate	Fixed-rate average interest rate	Weighted period
	£ million	£ million	£ million	%	Years
Euro	27	7	20	2.7	4.6
Other	10	10	—	—	—

Total	37	17	20	2.7	4.6

Analysed as
Borrowings (note 19)	37	17	20

Maturity profile of financial liabilities
In one year or less, or on demand	15
In more than one year, but no more than two years	5
In more than two years, but no more than five years	7
In more than five years	10

	37

31 March 2004	Total	Floating- rate	Fixed-rate	Fixed-rate average interest rate	Weighted period
	£ million	£ million	£ million	%	Years
Sterling	—	—	—	—	—
US Dollar	265	—	265	8.0	4.0
Euro	26	3	23	4.6	4.6
Other	14	14	—	—	—

Total	305	17	288	7.7	4.0

Analysed as
Borrowings (note 19)	305	17	288

Maturity profile of financial liabilities
In one year or less, or on demand	26
In more than one year, but no more than two years	5
In more than two years, but no more than five years	267
In more than five years	7

	305

        Floating-rate borrowings and assets bear interest based on relevant national LIBOR equivalents.

        In addition to the above, in December 2004 the Group entered into an arrangement to assign certain Euro-denominated trade debts as security against the advance of cash from a third party provider. Debts outstanding at 31 March 2005 were €22 million (£15 million) (2004: £nil). €15 million (£10 million) of trade debts assigned expire within three months of 31 March 2005 and the average rate payable, including fees, is 3.7% (refer to note 16).

c Currency profile

        At 31 March 2005 and 31 March 2004 (after taking into account the effects of forward foreign exchange contracts held at 31 March 2005) the Group's currency exposures, excluding borrowings treated as hedges, were:

Functional currency of Group operation

	Net foreign currency monetary assets/(liabilities)
31 March 2005	Sterling	US Dollars	Euro	Other	Total
	£ million	£ million	£ million	£ million	£ million
Sterling	—	14	47	9	70
US Dollar	—	—	—	36	36
Euro	2	9	—	—	11
Other	1	2	1	—	4

Total	3	25	48	45	121

	Net foreign currency monetary assets/(liabilities)
31 March 2004	Sterling	US Dollars	Euro	Other	Total
	£ million	£ million	£ million	£ million	£ million
Sterling	—	(87)	53	1	(33)
US Dollar	—	—	(1)	21	20
Euro	2	(6)	—	—	(4)
Other	5	1	1	—	7

Total	7	(92)	53	22	(10)

        The Group's net monetary debt and net assets by currency at 31 March 2005 and 31 March 2004 were:

31 March 2005	Net assets before net monetary funds/(debt)	Net monetary funds	Net assets/ (liabilities)
	£ million	£ million	£ million
Sterling	48	209	257
US Dollar	(19)	28	9
Euro	92	48	140
Other	(13)	12	(1)

Total	108	297	405

31 March 2004	Net assets before net monetary funds/(debt)	Net monetary funds	Net assets/ (liabilities)
	£ million	£ million	£ million
Sterling	53	86	139
US Dollar	7	77	84
Euro	76	34	110
Other	2	17	19

Total	138	214	352

d Fair values of finance assets and liabilities

        The book values and fair values of the Group's financial assets and liabilities at 31 March 2005 and 31 March 2004 were:

	Book value		Fair value
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Short-term financial liabilities and current portion of long-term borrowings	(15)	(26)	(15)	(27)
Long-term borrowings and long-term financial liabilities	(22)	(279)	(22)	(305)
Financial assets	334	523	334	523

        The fair values of the traded outstanding long-term borrowings have been determined by references available from the markets on which the instruments are traded. Fair values for foreign exchange contracts are immaterial.

e Gain and losses on hedges

        In February 2005, the Group recommenced hedging of foreign currency cash flow exposures with maturity of three months or less from forecast date. As at 31 March 2005, gross exposures totalling £22 million (2004: £nil) were hedged with forward foreign exchange contracts that were deemed to be 100% effective. Unrealised gains and losses were considered to be immaterial.

        The Group has overseas subsidiaries that earn profits or incur losses in their local currencies. It is not the Group's policy to hedge the exposures arising from the translation of these overseas results into Sterling.

29 Post balance sheet events

        On 28 April 2005, BT announced that Marconi had not been selected as a preferred supplier for its 21CN project. Consequently Marconi has recognised the need to refocus its business and, in the first quarter of fiscal 2006, has undertaken a process of consultation with trade union and employee representatives on a proposed headcount reduction of up to 800 jobs in the UK, as announced on 6 May 2005.

        In the year ending 31 March 2006, the Group expects the restructuring plan to achieve headcount and associated cost savings of approximately £36 million. In addition, the Group has identified further business cost reduction and efficiency gains from other initiatives, some of which were commenced in the year ended 31 March 2005. The restructuring cash costs are expected to be approximately £55 million including cash related to existing restructuring provisions. Of these cash costs, the Group expects to incur approximately £45 million in the year ending 31 March 2006.

30 US GAAP supplementary information

(a) Reconciliation of UK GAAP to US GAAP:

        The consolidated financial statements of Marconi Corporation plc have been prepared in accordance with UK accounting principles (UK GAAP), which differs in certain respects from generally accepted accounting principles in the United States of America (US GAAP). The effect of applying US GAAP to net income/(loss), shareholders' equity and cash flow is set out below, followed by an explanation of the principal differences between UK GAAP and US GAAP, that affect net income/(loss) and shareholders' equity.

Effect on net income/(loss) of differences between UK GAAP and US GAAP

        The following table is a reconciliation of net income/(loss) as reported in the Group's consolidated profit and loss account under UK GAAP to net income as adjusted for the effects of the application of US GAAP for the three years ended 31 March 2005, 2004 and 2003.

	Year ended 31 March
	2005	2004	2003
	(in £ million)
Retained profit/(loss) in accordance with UK GAAP	21	(153)	(1,144)
Continuing Operations
(1) Share option plans	(6)	(18)	(14)
(2) Pension and other post retirement benefits	(3)	(6)	17
(3) Goodwill and intangible asset amortisation and impairment charges	46	54	37
(4) Restructuring costs	(11)	(25)	8
(5) Provision for industrial disease claims	(21)	—	—
(6) Derivatives and debt discount	(12)	(32)	(58)
(7) Net interest expense	7	25	2
(8) Gain on sale of associates	—	17	—
(8) Share of associates operating loss	—	11	68
Loss on sale of investments	—	—	(25)
Adjustments related to the financial restructuring:
(9) Gain on settlement of equity forward contract	—	123	(123)
(10) Gain on extinguishment of liabilities	—	2,695	—
(11) Gain on waiver of related party payable	—	(25)	—
(12) Foreign exchange transaction gains	—	31	—
(13) Write-off of capitalised losses on swaps	—	46	—
Gain on waiver of related party receivable	—	—	16
Other, net	—	—	3
Discontinued Operations
Gain on sale of Discontinued Operations	101	48	28
GAAP differences related to Discontinued Operations	(5)	(33)	(6)
Taxation adjustments
Tax effect of adjustments related to Continuing Operations	—	(1)	22
Tax effect of adjustments related to Discontinued Operations	—	8	2

Net income in accordance with US GAAP	117	2,765	(1,167)

Earnings per share—basic in accordance with US GAAP
(Loss)/Income from Continuing Operations	(0.38)	10.60	(1.84)
Loss from Discontinued Operations	(0.06)	(0.08)	(0.24)
Gain on sale of Discontinued Operations	1.01	0.54	0.04

Net income/(loss)	0.57	11.06	(2.04)

Earnings per share—diluted in accordance with US GAAP
(Loss)/Income from Continuing Operations	(0.38)	10.47	(1.84)
Loss from Discontinued Operations	(0.06)	(0.08)	(0.24)
Gain on sale of Discontinued Operations	1.01	0.53	0.04

Net income/(loss)	0.57	10.92	(2.04)

Asset purchase obligations

        An information technology outsourcing agreement was signed with Computer Sciences Corporation International Systems Management Inc. (CSC) in May 2003. Under the terms of the agreement, property, plant and equipment with an approximate book value of £17 million and 420 employees were transferred to CSC in exchange for cash proceeds of £26 million. In addition to the transfer of employees and assets, the Group novated existing service and maintenance contracts to CSC.

        The IT service contract is for a period of ten years with a right to terminate without cause, but subject to a number of penalties, after two years and contains an obligation for the Group to purchase at fair value the assets with which CSC is providing the service at such time that the contract ceases. This obligation to purchase the assets cannot be quantified until such time that notice to terminate has been given and a contract cessation date is known. Consequently, this obligation has not been quantified at 31 March 2005.

Sale of OPP

        In connection with the sale of OPP, which was completed on 13 August, 2004, the Group provided certain indemnities to the purchaser, Emerson Electric Co. (Emerson). Under the terms of the asset purchase and sale agreement (the Agreement), the Group indemnified Emerson for any losses arising from any inaccuracy or breach of any representation, warranty or covenant made by the Group in the Agreement or in any document delivered by the Group in connection with the Agreement. In addition, the Group provided indemnities to Emerson in respect of assets, liabilities and obligations that were not transferred to Emerson under the Agreement. The Group and Emerson are engaged in continuing negotiations regarding several issues relating to the Agreement. Until such negotiations are concluded, the Group is unable to perform a valuation exercise to determine the fair value of the aforementioned indemnities. Therefore, the Group has not attributed any value to the obligations.

Purchase commitments

        In the ordinary course of business the Group enters into contracts for capital expenditures as set out below:

	Capital expenditure commitments
	2005	2004	2003
	(in £ million)
At 31 March	6	4	4

Leases

        The Group leases certain facilities and equipment under operating leases, many of which contain renewal options and escalation clauses. Total rental expense for the year ended 31 March 2005 was £21 million (2004: £37 million; 2003: £34 million).

        At 31 March 2005, minimum future rental commitments under operating leases having non-cancellable lease terms in excess of one year are as follows:

	Land and buildings	Other items	Total
	(in £ million)
For the year ending 31 March:
2006	9	4	13
2007	6	6	12
2008	4	5	9
2009	3	1	4
2010	1	—	1
Thereafter	15	—	15

Total	38	16	54

(l) Employee stock option plans

Marconi Corporation plc Senior Management Share Option Plan

        Under the Marconi Corporation plc Senior Management Share Option Plan announced at the time of the financial restructuring, participants selected by the remuneration committee may be granted performance-related awards entitling them to be granted a right to call for a number of ordinary shares of the Group without payment based on the attainment of certain performance criteria. The initial options under this scheme were approved on 24 June 2003 and are exercisable in five tranches, each of which is subject to different performance conditions. The options have a ten-year term and may be satisfied using newly issued or existing Marconi Corporation plc shares. The Group applies variable plan accounting for grants under this plan and recognises compensation cost over the vesting period when achievement of the performance conditions becomes probable. The performance targets for the first three tranches are linked to the repayment of the Group's debt and for the last two tranches are linked to achieving market capitalisation targets. For those tranches subject to market capitalisation targets, no compensation cost will be recognised until the targets are achieved. The market capitalisation target for the fourth tranche of options was reached in November 2003 and compensation cost has now been accrued for the fourth tranche. As at 31 March 2005, nil cost options over 17,740,000 shares (after a one for five share consolidation that occurred in September 2003) have been granted under this plan.

Marconi Corporation plc Employee Share Option Plan

        Under the Marconi Corporation plc Employee Share Option Plan, participants selected by the remuneration committee may be granted performance-related awards entitling them to be granted a right to call for a number of ordinary shares of the Group based on the attainment of certain performance criteria. The exercise price of options granted under this plan will be determined by the remuneration committee but will be based on the market value of a Marconi Corporation plc Share at the date of the grant. The initial options under this scheme were approved on 30 June 2003 and are exercisable in five tranches, each of which will be subject to the same performance conditions as the Marconi Corporation plc Senior Management Share Option Plan. The options have a ten-year term and may be satisfied using newly issued or existing Marconi Corporation plc shares. The Group applies variable plan accounting for grants under this plan and recognises compensation cost over the vesting period when achievement of the performance conditions becomes probable. The market capitalisation target for the fourth tranche of options was reached in November 2003 and compensation cost has now been accrued for the fourth tranche. As at 31 March 2005, options over 6,870,000 shares (after a one for five share consolidation that occurred in September 2003) have been granted under this plan.

        Stock options outstanding at 31 March 2005 in respect of the above plans were as follows:

	Shares	Weighted average exercise price
Outstanding 1 April 2003	—	—

Granted	23,860,000	£0.81
Lapsed	(210,000)	£0.73
Exercised	—	—

Outstanding 31 March 2004	23,650,000	£0.81
Granted	750,000	£5.71
Lapsed	(170,696)	£1.66
Exercised	(8,709,819)	£0.46

Outstanding 31 March 2005	15,519,485	£1.22

        All options granted under the Marconi Corporation plc Employee Share Option Plan, were granted with an exercise price equal to the market value of the shares at the date of the grant (17,740,000 share options). Options granted under the Marconi Corporation plc Senior Management Share Option Plan were granted with an exercise price of £Nil (6,870,000 share options).

        Additional information regarding all options outstanding as of 31 March 2005 is noted in the table below:

Range of exercise prices (£)	Total number outstanding	Weighted average exercise price (£)	Weighted average remaining contractual life (years)	Number Exercisable	Weighted average exercise price of exercisable options (£)
Nil to £2.50	10,135,000	Nil	8.0	786,000	Nil
£2.50 to £5.00	4,589,485	£3.11	8.3	1,163,648	£3.10
£5.00 to £7.70	795,000	£5.80	9.6	17,996	£7.17

Total	15,519,485	£1.22		1,967,644	£1.90

(m) Fair values of financial instruments

        The carrying amounts and fair values of material financial instruments at 31 March 2005 and 2004 are as follows:

	2005		2004
	Carrying amounts	Fair values	Carrying amounts	Fair values
	(in £ million)
Marketable securities	5	5	3	3
Total long-term debt*	21	21	262	286
Obligations under capital leases	2	2	2	2

*
Excluding current maturities of long-term debt.

        The following methods and assumptions were used in estimating the fair values of financial instruments:

Cash and cash equivalents, receivables, payables, accrued liabilities and short-term borrowings

        The carrying values of cash and cash equivalents, receivables, payables, accrued liabilities, current maturities of long-term debt and short-term borrowings approximate their fair values due to the short-term nature of the instruments.

Marketable securities and long-term debt

        The fair value of marketable securities and traded long-term debt has been determined by traded market prices. Non-traded debt is held at par value.

Obligations under capital leases

        The fair value of obligations under capital leases has been determined by discounting projected future cash flows.

(n) Valuation and qualifying accounts

Description	31 March 2004	Change to opening reserve	Disposals	Additions/ (release)	Effect of exchange rate changes	Utilisation	31 March 2005
	(in £ million)
Allowance for doubtful accounts	40	(1)	—	(4)	—	(5)	30
Warranty reserve(1)	31	—	(1)	13	(1)	(16)	26

Total	71	(1)	(1)	9	(1)	(21)	56

Description	31 March 2003	Change to opening reserve	Additions/ (release)	Effect of exchange rate changes	Utilisation	31 March 2004
	(in £ million)
Allowance for doubtful accounts	78	—	(4)	(4)	(30)	40
Warranty reserve(1)	43	1	21	(2)	(32)	31

Total	121	1	17	(6)	(62)	71

Description	31 March 2002	Change to opening reserve	Additions/ release	Effect of exchange rate changes	Utilisation	31 March 2003
	(in £ million)
Allowance for doubtful accounts	167	—	(10)	(7)	(72)	78
Warranty reserve(1)	29	12	37	(1)	(34)	43

Total	196	12	27	(8)	(106)	121

(1)
These amounts are included in accounts payable and other liabilities.

        In light of the declining market and economic trends the Group was experiencing, a provision against bad and doubtful debts of £150 million was charged during the year ended 31 March 2002. Of this amount, £10 million was reassessed and released to the profit and loss account in the year ended 31 March 2003.

(o) Earnings per share

        The following table reconciles net income/(loss) available for ordinary shareholders and the weighted average ordinary shares outstanding for basic earnings per ordinary share for the periods:

	31 March
	2005	2004	2003
	(in £ million, except for per share data)
Net income/(loss)	117	2,765	(1,167)
Weighted average ordinary shares outstanding*	204.5	249.0	573.3
Dilutive impact of stock option plans	1.8	3.1	—
Weighted average diluted ordinary shares outstanding**	205.7	253.1	573.3
Basic earnings/(loss) per ordinary share	0.57	11.06	(2.04)
Diluted earnings/(loss) per ordinary share	0.57	10.92	(2.04)

*
Excludes warrants of 49.6 million
**
Excludes warrants of 49.6 million and share options of 3.3 million

        Under US GAAP the difference on diluted earnings per share arises as the treasury method requires that compensation costs attributable to future services that have not yet been recognised be included in the calculation.

(p) Income taxes

        The geographic analysis of (loss)/income from Continuing Operations before income taxes, minority interests and cumulative changes in accounting principles under US GAAP is as follows:

	31 March
	2005	2004	2003
	(in £ million)
United Kingdom	(127)	2,625	(1,033)
Non-United Kingdom	1	(103)	(192)

Total	(126)	2,522	(1,225)

        Income tax benefit/(provision) under US GAAP includes:

	31 March
	2005	2004	2003
	(in £ million)
Current income taxes:
United Kingdom	26	20	155
Non-United Kingdom	22	(1)	32

Total current taxes	48	19	187

Deferred income taxes:
United Kingdom	—	—	29
Non-United Kingdom	—	5	(7)

Total deferred taxes	—	5	22

Total income taxes	48	24	209

        The net tax on Discontinued Operations and on the disposal of Discontinued Operations is £nil.

        The differences between the Group's income tax benefit, and the statutory income tax rate in the UK are as follows:

	31 March
Debit/(credit)	2005	2004	2003
	(£ million)
Taxes computed at the statutory rate: (30% 2005, 2004 and 2003)	(38)	757	(368)
Non-UK tax rate differences	—	—	(9)
Non-deductible/(non-taxable) items	24	(829)	127
Prior period adjustments to NOLS and tax attributes	(24)	—	—
Valuation allowances on losses and other assets	38	76	38
Overprovision in prior years	(51)	(28)	—
Other, net	3	—	3

Income tax benefit	(48)	(24)	(209)

Effective tax rate	38.1%	(1.0)%	17.1%

        Deferred income tax assets/(liabilities) in the balance sheet under US GAAP are as follows:

	31 March
	2005	2004
	(in £ million)
Net deferred tax assets
Net operating losses	714	642
Provisions and other expenses	43	70
Derivatives	—	10
Pension and post-retirement benefits	49	60

Sub total	806	782
Valuation allowance	(800)	(762)

Sub total	6	20

Net deferred tax liabilities
Provisions	(3)	—
Intangible assets (other than goodwill)	(3)	(20)

Sub total	(6)	(20)

Total	—	—

        Deferred tax assets totalling £800 million (2004: £762 million) have not been recognised in respect of operating losses, pension scheme deficits, and exceptional expenditure due to the fact that it is more likely than not that those assets will not be realised.

        Most of the increase in unrecognised deferred tax assets over the £762 million disclosed at 31 March 2004 is due to the accessibility of US tax losses and attributes. The Group announced at the time of the financial restructuring that its US tax losses in existence at 19 May 2003 would be forfeit. The Group has since conducted a detailed technical review and undertaken extensive valuation work with external advisors. The Group has concluded as a result of this work, and the external advisors have confirmed, that a large part of the pre-refinancing US tax attributes are accessible.

        As of 31 March 2005, approximately £2.3 billion of net operating losses were available to be carried forward. A full valuation allowance has been recorded against the deferred tax asset in relation to such losses in 2005, 2004 and 2003 due to the fact that it is more likely than not that those assets will not be realised. If unused, £571 million will expire between 2007 and 2024. The remainder of £1.7 billion does not expire.

        The distribution of tax assets is as follows:

(£ million)
UK	402
US	196
Italy	129
Germany	49
Brazil	14
Other	10

800

        No deferred tax has been provided on the undistributed earnings of foreign subsidiaries as they are all considered to be permanently reinvested. It is not practicable to estimate the amount of additional taxes payable if these earnings were remitted.

        The net tax credit was mainly due to the release of tax provisions of £33 million in respect of prior years following progress to resolve historic US and UK tax issues and audits, and a credit of £18 million for US and UK tax refunds.

        There is ongoing tax litigation with the Indian tax authorities. Marconi has sought leave to appeal against the High Court decision to the Indian Supreme Court and is currently waiting to hear the outcome of its application for a Supreme Court hearing. A potential cash outflow of £6 million for tax and related interest is at risk. For further details see note 30(k) on page 217.

(q) Related party transactions

        The Group and its subsidiaries have made sales and purchases during fiscal 2005, 2004 and 2003 with equity investments, joint ventures and associates, which are not consolidated. All transactions are in the ordinary course of business. The primary transactions between the Group and related parties are summarised as follows:

	Year ended 31 March 2005
	Ancrane Unlimited	Other
	(in £ million)
Statement of operations:
Net sales	—	22
Purchases	—	2
Balance sheet:
Trade receivables	—	17
Trade payables	—	—
Other receivables	—	—
Other payables	—	—
	Year ended 31 March 2004
	Ancrane Unlimited	Other
	(in £ million)
Statement of operations:
Net sales	—	21
Purchases	—	1
Balance sheet:
Trade receivables	—	17
Trade payables	—	—
Other receivables	—	—
Other payables	—	—

	Year ended 31 March 2003
	Ancrane Unlimited	Other
	(in £ million)
Statement of operations:
Net sales	—	30
Purchases	—	—
Balance sheet:
Trade receivables	—	26
Trade payables	—	9
Other receivables	—	—
Other payables	403	—

        All the contracts and other arrangements are with Atlantic Telecommunications Limited, GaMMa, Alstom and the Group's joint ventures and associates described above, which management believe have been on arm's-length terms. We may enter into arrangements with these companies in the future, which management believe will be on arm's-length terms.

GLOSSARY OF TERMS

3G (Third Generation)	third-generation protocols in mobile telephony that support the much higher data rates needed for broadband and bandwidth-hungry applications such as full-motion video, videoconferencing and full internet access.
Access Networks	our fixed wireless access, Access Hub and narrowband access product activities.
ADSL (Asymmetric Digital Subscriber Line)	a technology that allows broadband data to be sent over existing copper telephone lines.
APAC	Asia Pacific.
ASTN (Automatic Switched Transport Network)	a technology that uses the GMPLS signalling protocol to set up and monitor edge-to-edge transport connections and restore faults automatically.
ATM (Asynchronous Transfer Mode)	a transfer mode in which the information is organised into fixed-length cells instead of variable length packets.
AXH (Access Hub)	our Access Hub platform.
AXR (Access Radio)	our Access Radio platform.
BBRS	our Broadband Routing and Switching business.
BXR-48000 (Broadband Switch Router)	our high-end switch-router platform.
CALA	Central and Latin America.
CPE (Customer Premises Equipment)	equipment located at the customer's end of a telecommunication line, to provide an interconnect point.
CDMA (Code Division Multiple Access)	a form of wireless multiplexing, in which data can be sent over multiple frequencies simultaneously, optimizing the use of available bandwidth.
Combined Code	the Combined Code on Corporate Governance appended to the Listing Rules.
(the) Company	Marconi Corporation plc.
Core	the designation given to the central portion of a network where all types of traffic come together in order to be transmitted to their intended destinations.
CWDM (Coarse Wave Division Multiplexing)	a type of multiplexing that uses lasers to overlay optical light channels in a pipe.
DSL (Digital Subscriber Line)	a high speed method to move data over a phone line.

DSLAM (Digital Subscriber Line Access Multiplexer)	equipment located at the network end of the customer access connection, providing Digital Subscriber Line (broadband) capabilities.
DWDM (Dense Wave Division Multiplexing)	a type of multiplexing that uses up to 160 different colours (also known as lambdas or channels) to provide high-capacity bandwidth across an optical fibre network.
Edge	the designation given to the outer limits of a network where end users typically enter the network in order to gain access to services and information.
EMEA	Europe, the Middle East and Africa.
Ethernet	the most widely installed local area network technology (using coaxial or suitable grades of twisted pair copper cable) that is now being deployed at higher speeds (using fibre-optic connectivity) in metropolitan-scale networks.
Ethernet line cards	a type of line card used in optical switches that allows traffic and services to be passed to end users via an Ethernet connection.
ETSI (European Telecommunications Standard Institute)	an independent, non-profit organisation, whose mission is to produce telecommunications standards for today and for the future.
FTTC (Fibre to the Curb) or FTTH (Fibre to the Home)	the installation and use of optical fibre cable directly to the curbs near homes or any business environment as a replacement for 'plain old telephone service' (POTS).
Gbit/s	Gigabits per second, data rate nomenclature for billions (109) of bits per second.
GDA	General Domestic Appliances Holdings Limited which was sold in March 2002.
GMPLS (Generalised Multiprotocol Label Switching)	a proposed industry standard to simplify the creation and management of IP services over optical networks.
(the) Group	the Company together with its subsidiary undertakings.
GSM (Global System for Mobile communications)	the de facto 2G wireless telephone standard in Europe. It was designed to support voice, data, text messaging and cross-border roaming. GSM is a time division multiplex (TDM) system, implemented on 900, 1800 and 1900 MHz frequency bands.
Hiper Access	an ETSI wireless standard for broadband wireless access.
IC&M	our Installation, Commissioning and Maintenance business.
IEEE	Institute of Electrical and Electronics Engineers, Inc.
IFRS	International Financial Reporting Standards.

Impact SoftSwitch	our softswitch product.
IMS	Interactive Multi-Media Sub-Systems.
IP (Internet Protocol)	a connectionless, best-effort packet switching protocol that offers a common layer over dissimilar networks.
Junior Notes	the guaranteed junior secured notes due 2008 issued by the Company as a part of the Restructuring.
LAN (Local Area Network)	a data network intended to serve an area of only a few square kilometres or less.
LIBOR	the London Inter-bank Offered Rate.
Listing Rules	the Listing Rules issued in the UK by the Financial Services Authority.
Loan Notes	the Junior Notes and the Senior Notes together, unless the context dictates otherwise.
M (2003) plc	the company formerly known as Marconi plc, that was the ultimate parent company of the Marconi Group until the effective date of the Restructuring.
MAN (Metropolitan Area Network)	a network designed to carry data over an area larger than a campus, such as an entire city and its outlying area.
Mbit/s	Megabits per second, data rate nomenclature for millions (106) of bits per second.
MDMS (Marconi Digital Multipoint System)	our broadband radio access platform delivering toll-quality voice, leased lines and Ethernet-based data traffic to multi-dwelling, small and medium enterprises.
MDRS (Marconi Digital Radio System)	our point-to-point wireless system for short-haul or long-haul access, feeder and backhaul applications operating over a frequency range of 4 to 38 GHz.
Metro	a network designed to carry data over an area larger than a campus, such as an entire city and its outlying area.
MPLS (Multiple Protocol Label Switching)	a way of making the best of IP and ATM technologies into one to create multiservice networks that carry any type of traffic.
MSAN (Multi-Service Access Node)	equipment located at the edge of the network that supports a wide range of customer access interfaces and protocols, designed to replace the functionality of individual access platforms such as DSLAMs.
NA	North America.
NAA	our former North American Access business, which was sold in February 2004.
Network Services	our network services businesses, mainly comprising our IC&M and VAS businesses.
OCS (Optical Core Switch)	the generic industry designation that we use to describe our family of Core optical switches.

OPP	our former Outside Plant and Power business, which was sold in August 2004.
Optical Networks	our SDH and DWDM transmission equipment, and our network management systems business.
OTN (Optical Transport Network)	a series of proposed industry standards to boost network bandwidth by building more network functionality into optical networks.
PBX (Private Branch Exchange)	a private telephone exchange that transmits calls internally and to and from the public telephone network.
PSTN (Public Switched Telephone Network)	the international telephone system based on copper wires carrying analog voice data.
Restructuring, financial restructuring	the financial restructuring of the Group that took effect on 19 May 2003 pursuant to the schemes of arrangement of the Company and M (2003) plc.
R&D	research and development.
SDH (Synchronous Digital Hierarchy)	a transport technology using optical signals. Using a mesh/ring network topology, SDH transmits data using a point-to-point method that ensures reliability if a link is broken.
Senior Notes	the guaranteed senior secured notes due 2008 issued by the Company as a part of the Restructuring.
ServiceOn	our portfolio of carrier-class, open-standard network management products.
SIP (Session Initiation Protocol)	an open standard for establishing and managing multiparty, mixed-media communications sessions over converged networks.
Softswitch	software-based, carrier-class servers that control voice phone calls across circuit and packet-switched networks. The attraction softswitches hold is that they cost about a tenth of regular local phone switches, take up much less space, and have open interfaces that enable third-party vendors to write complex services to the switches' control. They also enable completion of calls between circuit-switched and packet networks, enabling carriers to use a single network for voice and data traffic.
Strategic Communications	our former Strategic Communications business, which was sold in August 2002.
STRGL	our consolidated statement of total recognised gains and losses.
Tbit/s	Terabits per second, data rate nomenclature for trillions (1012) of bits per second.
TDM (Time Division Multiplexing)	a method of traditional digital multiplexing in which a signal occupies a fixed, repetitive time slot within a higher-rate signal.

UK GAAP	generally accepted accounting principles applicable in the UK, including Financial Reporting Standards and Statements of Standard Accounting Practice issued by the Accounting Standards Board, consistently applied and as in effect from time to time.
US GAAP	generally accepted accounting principles applicable in the US.
VAS	our Value Added Services business.
VDSL (Very high bit rate Digital Subscriber Line)	a DSL-based transmission method that sends data in the 13 Mbit/s–55 Mbit/s range over short distances, usually between 1,000 and 4,500 feet (300–1,500 metres), of twisted pair copper wire. The shorter the distance, the faster the connection rate.
ViPr (Virtual Presence)	our desktop video telephony platform that offers multi-party videoconferencing over IP networks.
VoIP (Voice over Internet Protocol)	a means to transport voice, video and data over a packet wide-area IP network. This does not mean using the public internet. Data is broken into packets and may be transported using different routes to be assembled into their correct order at the receiving end.
VPN (Virtual Private Network)	a private voice communications network built on public switching and transport facilities rather than dedicated leased facilities such as T1.
VTOA (Voice & Telephony Over ATM)	a single, integrated infrastructure that can manage and deliver all types of subscriber signals (audio, data, voice, and video) as well as switched and dedicated services reliably and efficiently.
WDM (Wavelength Division Multiplexing)	a type of multiplexing developed for use on optical fibre, that modulates each of several data streams onto a different part of the light spectrum.
WiMAX (Worldwide Interoperability for Microwave Access)	the industry standard that defines point-to-point broadband wireless access.
xDSL (x Digital Subscriber Line)	a generic way to refer to all the different variations of DSL which can include symmetrical, asymmetrical, DSL Lite, etc.

EXHIBITS

1.1	(1)	Memorandum and Articles of Association and Bylaws of Marconi Corporation plc (as amended on May 19, 2003).
2.1	(2)	Deposit Agreement dated as of March 31, 2003 between Marconi Corporation plc and The Bank of New York, as depositary, and owners and beneficial holders of American Depositary Receipts.
2.2	(2)	American Depositary Receipt of Marconi Corporation plc (included in Exhibit 2.1).
4.1	(3)
		Asset Purchase and Sale agreement dated February 20, 2004, between Marconi Communications, Inc., Marconi Intellectual Property (Ringfence) Inc., Marconi Corporation plc, Advanced Fibre Communications, Inc. and Advance Fibre Communications North America, Inc., together with exhibits and disclosure schedules.
4.2	(2)
		Escrow and Distribution Agreement dated March 27, 2003 between M (2003) plc, Marconi Corporation plc, Regent Escrow Limited, The Bank of New York, The Law Debenture Trust Corporation plc, Ancrane, Bondholder Communications Group and the Supervisors.
4.3	(2)	Memorandum of Understanding dated March 25, 2003 between the Marconi Corporation plc, M (2003) plc and the United States Pension Benefit Guaranty Corporation.
4.4	(2)	Instrument by way of Deed Poll dated May 18, 2003 executed by Marconi Corporation.
4.5	(4)	Master Services Agreement dated May 23, 2003 between CSC International Systems Management Inc, Marconi Corporation plc and Marconi Communications Limited.
4.6	(5)	Asset Transfer Agreement dated May 23, 2003 between Marconi Corporation plc and CSC International Systems Management Inc.
4.7	(2)
		Performance Bonding Facility dated March 27, 2003 relating to a new £50 million committed revolving facility between Marconi Bonding Limited (MBL), as applicant, Marconi Corporation, HSBC Bank plc, as agent and security trustee, the original issuing banks named therein, the original banks name therein and the original indemnifying subsidiaries named therein and the Security Over Cash Agreement dated March 27, 2003 between MBL and HSBC Bank plc.
4.8	(6)
		Availability Period Extension Letter & Consent from HSBC Bank plc, as agent and security trustee, dated September 27, 2004 to Performance Bonding Facility dated March 27, 2003 relating to a £50 million committed revolving facility between Marconi Bonding Limited (MBL), as applicant, Marconi Corporation plc, HSBC Bank plc, as agent and security trustee, the original issuing banks named therein, the original banks named therein and the original indemnifying subsidiaries named therein.
4.9	(6)
		Performance Bonding Facility dated June 29, 2005 relating to a £35 million committed multicurrency revolving facility between Marconi Bonding Limited (MBL), as applicant, Marconi Corporation plc, HSBC Bank plc, as agent and security trustee, the original issuing banks named therein, the original banks named therein and the original indemnifying subsidiaries named therein.
4.10	(2)	Performance bond letters executed by Marconi Corporation plc.
4.11	(6)	Patent Licence Agreement dated June 25, 2004 between Marconi Communications Inc., Marconi Corporation plc and Telcordia Technologies, Inc.

4.12	(6)*
		Asset Purchase and Sale agreement dated July 6, 2004, between Marconi Corporation plc, Marconi Communications, Inc., Marconi Intellectual Property (Ringfence) Inc., Marconi Communications Canada Inc., Marconi Communications de Mexico S.A. de C.V., Marconi Communications Exportel, S.A. de C.V., Administrativa Marconi Communications S.A. de C.V., Marconi Polska SP ZOO, Marconi Colombia, S.A., Emersub XCII, Inc., Emerson Electric Canada Limited, Emerson Mexico Corporate Services, S. de R.L. de C.V. and Emerson Electric Co., together with exhibits and disclosure schedules.
8.1	(6)	List of principal subsidiaries of Marconi Corporation plc (incorporated by reference to Note 14 of the Notes to the Consolidated Financial Statements included in this annual report).
12.1	(6)	Certification pursuant to Exchange Act Rule 13a-14(a).
12.2	(6)	Certification pursuant to Exchange Act Rule 13a-14(a).
13.1	(6)	Certification pursuant to Exchange Act Rule 13a-14(b) and 18 U.S.C. 1350.
13.2	(6)	Certification pursuant to Exchange Act Rule 13a-14(b) and 18 U.S.C. 1350.
15.1	(6)	Consent of Independent Registered Public Accounting Firm—Deloitte & Touche LLP.

(1)
Incorporated by reference to the Annual Report on Form 10-K (File No. 000-50409) filed with the SEC on June 14, 2004.

(2)
Incorporated by reference to the Annual Report on Form 20-F (File No. 333-12430) filed with the SEC on June 27, 2003.

(3)
Incorporated by reference to the Report of Foreign Private Issuer under cover of Form 6-K (File No. 333-12430) furnished to the SEC on March 31, 2003.

(4)
Incorporated by reference to the Annual Report on Form 20-F (File No. 333-12430) filed with the SEC on June 27, 2003, and omits confidential material filed separately with the SEC pursuant to a request for confidential treatment.

(5)
Incorporated by reference to the Quarterly Report on Form 10-Q (File No. 333-12430) filed with the SEC on November 13, 2003.

(6)
Filed herewith.

*
Portions of this exhibit omit confidential material pursuant to a request for confidential treatment. The material so omitted has been filed separately with the SEC.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

MARCONI CORPORATION PLC
By:	/s/ MARY SKELLY
	Name:	Mary Skelly
	Title:	Company Secretary
	Date:	28 September 2005