Form 20-F/A
period 2005-03-31
telent plc
filed 2006-05-26
CIK 1122135

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on 26 May 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A

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

telent plc
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

        This Amendment No. 1 to our Annual Report on Form 20-F (the "Annual Report") for the year ended March 31, 2005 is being filed to update the financial statements in Part III of the Annual Report as well as Exhibit 4.12 to the Annual Report to include certain pages which were inadvertently omitted from the Annual Report filed on November 7, 2005. The Company has also made conforming updates to the exhibit index and signature page.

        Pursuant to the rules of the SEC, the Company has also amended the 20-F to contain currently-dated certifications from the Registrants' chief executive officer and chief financial officer, as required by Sections 302 and 906 of the Sarbanes Oxley Act of 2002.

i

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

Cumulative effect on shareholders equity of differences between UK GAAP and US GAAP

        The following table is a reconciliation of shareholders' equity as reported in the Group's consolidated balance sheets under UK GAAP to shareholders' equity as adjusted for the effects of the application of US GAAP as at 31 March 2005 and 2004:

	31 March
	2005	2004
	(in £ million)
Equity shareholders' interests in accordance with UK GAAP	404	350
Items increasing/(decreasing) equity shareholders' interests
(3) Goodwill	208	138
(3) Intangible assets	13	57
(6) Derivatives	—	12
(2) Pension and other post retirement benefits	64	38
(4) Provisions for restructuring costs	4	15
(5) Provisions for industrial disease claims	(21)	—
Other	(3)	—

Shareholders' equity in accordance with US GAAP	669	610

Consolidated Statements of Cash Flows

        Under UK GAAP, the Group complies with FRS 1 (Revised), Cash Flow Statements, the objective and principles of which are similar to those set out in SFAS No. 95, Statement of Cash Flows. The principal difference between the two standards is in respect of classification. SFAS 95 is less prescriptive than FRS 1 (Revised) and recognises only three categories of cash flow activity: (a) operating; (b) investing; and (c) financing. Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 (Revised) would be included as operating activities under SFAS 95; dividend payments would be included as a financing activity under SFAS 95, and cash flows from capital expenditure, long-term investments, acquisitions and disposals would be included as investing activities under SFAS 95.

        In addition, under FRS 1 (Revised), cash represents cash at bank and in hand, less bank overdrafts. Cash equivalents are not included within cash. Cash equivalents are defined as short-term, highly liquid investments which are readily convertible into known amounts of cash without notice and which were within three months of maturity when acquired. Movements in cash equivalents are included under a separate heading. Under US GAAP, cash is not offset by bank overdrafts repayable within 24 hours from the date of the advance. Such overdrafts are classified within financing activities under US GAAP.

        Under US GAAP, cash that cannot be withdrawn without prior notice or penalty is considered to be restricted cash and is not presented as part of cash and cash equivalents, instead it is considered part of financing activities.

        Set out below is a summary consolidated statement of cash flows under US GAAP:

	Year Ended
	2005	2004	2003
	(in £ million)
Cash and cash equivalents were (used in)/provided by:
Operating activities	(59)	(109)	(667)
Investing activities	137	266	401
Financing activities	(249)	86	(811)

Net (decrease)/increase in cash and cash equivalents	(171)	243	(1,077)
Exchange movement	7	(42)	(29)
Cash and cash equivalents at beginning of year	395	194	1,300

Cash and cash equivalents at the end of year	231	395	194

Supplemental disclosure of cash flow activity:
Cash payments for interest	32	72	162
Cash payment/(receipts) for income taxes	7	12	(31)

(b)    Summary of differences between UK GAAP and US GAAP

        The following describes the significant UK GAAP to US GAAP adjustments.

(i) Recurring GAAP differences

(1) Share option plans

        Under UK GAAP, the estimated cost of employee share awards is charged to the profit and loss account over the relevant performance period. The estimated cost of awards is comprised of (i) the market value of shares awarded or the intrinsic value of the awards (being the difference between the exercise price of the award and the market price at the date of grant) adjusted to reflect any applicable performance conditions; and (ii) national insurance contributions accrued on the expected gain on the exercise of share options.

        Under US GAAP, the Group follows the accounting prescribed by Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, whereby compensation is recorded for the cost of providing the warrants and options to the employee over the relevant performance period. The costs are determined based on the intrinsic value method, under which, compensation cost is the difference between the market price of the stock at the measurement date and the price to be contributed by the employee (the exercise price). The measurement date is the first date on which the employee is aware of the number of shares that they are entitled to receive and the exercise price. The measurement date is often the grant date; however, it may be later than the grant date in plans with variable terms that depend on events which occur after the grant date. National Insurance contributions related to share option plans are expensed when the liability crystallises. This is when the options are exercised.

        SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure of Amendment of FASB Statement No. 123" amends the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

        Prior to the completion of the Group's financial restructuring, employees of the Group participated in a number of stock option plans whereby they received rights over shares in M (2003) plc, the former parent company of the Group. The Group accounted for those employees stock options under APB No. 25, Accounting for Stock Issued to Employees with any expense being matched by a credit to shareholders' equity as a capital contribution by M (2003) plc. Following the completion of the Financial Restructuring, the Group is no longer a subsidiary of M (2003) plc and no further cost is recorded in respect of these stock option plans.

        Following the financial restructuring, the Group established two plans under which it grants options over its own shares: a nil cost senior management share option plan and a market value employee share option plan. The Group accounts for such employee share plans under APB 25.

        The Group recognised compensation expense in the years ended 31 March 2005, 2004 and 2003 of approximately £32 million, £48 million and £14 million respectively. Had compensation cost for the employee share plans been determined consistent with the fair value methodology of SFAS 123, the Group's net income/(loss) would have been as follows:

	31 March
£ million, except per share data	2005	2004	2003
Net income/(loss):
As reported	117	2,765	(1,167)
Deduct: Total stock-based employee compensation determined under fair value based method, net of related tax effects	(23)	(5)	—
Add back: Total stock-based employee compensation determined under APB 25	32	48	14

Pro forma income/(loss)	126	2,808	(1,153)

Pro forma income/(loss) per share:
Basic	0.62	11.23	(2.01)
Diluted	0.61	11.09	(2.01)
Reported income/(loss) per share:
Basic	0.57	11.06	(2.04)
Diluted	0.57	10.92	(2.04)

        In the year ended 31 March 2005, the Group has adopted a binomial option-pricing model as its method of determining stock-based compensation on a fair value basis. In the years ended 31 March 2004 and 2003, a Black-Scholes option-pricing model was used. Had the Black-Scholes option-pricing model been used in 2005, the charge for the year ended 31 March 2005 would have been £2 million lower than the charge under the binomial model.

        Under SFAS 123, using a binomial model, the fair value of each option is estimated on the date of grant using the following weighted average assumptions:

31 March 2005
Risk-free interest rate	4.01%
Expected life (years)	10
Assumed volatility	60%
Expected dividends	—

        The valuation of each option using the Black-Scholes option-pricing model used the following weighted-average assumptions:

	31 March
	2004	2003
Risk-free interest rate	4.25%	n/a
Expected life (years)	10	n/a
Assumed volatility	64.91%	n/a
Expected dividends	—	—

        A total of 750,000 options were granted in the year ended 31 March 2005. 23,860,000 options were granted in the year ended 31 March 2004. There were no grants in the year ended 31 March 2003.

(2) Pension and other post retirement benefits

        The Group accounts for its defined benefit pension plans and its non-pension post retirement benefit plans using actuarial models required by FRS 17, Retirement Benefits, under UK GAAP and SFAS 87, Employers' Accounting for Pensions, and SFAS 106, Employers' Accounting for Post Retirement Benefits Other Than Pensions, under US GAAP. These models use an attribution approach that generally spreads individual events over the service lives of the employees in the plan. Examples of 'events' are plan amendments and changes in actuarial assumptions such as discount rate, rate of compensation increases and mortality. The principle underlying the required attribution approach is that employees render service over their service lives on a relatively smooth basis and, therefore, the profit and loss account effects of pensions or non-pension post retirement benefit plans are earned in, and should follow, the same pattern. The operating cost for providing pensions and other post retirement benefits, as calculated periodically by independent actuaries, is therefore charged to the Group's operating profit or loss in the year that the benefits are earned by employees.

        The financial returns expected on the pension schemes' assets are recognised in the year in which they arise as part of finance income. The use of an expected rate of return may result in recognised pension income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns and, therefore, result in a pattern of income and expense recognition that more closely matches the pattern of the services provided by the employees.

        Under UK GAAP, differences between actual and expected returns are recognised as actuarial gains/(losses) in the statement of total recognised gains and losses. Under US GAAP, the differences (to the extent that they exceed 10% of the market value of assets or the projected benefit obligation at the start of the period) are recognised in the net periodic pension cost over the remaining average service lifetimes of active members. The Company uses long-term historical actual return information, the mix of investments that comprise plan assets, and future estimates of long-term investment returns by reference to external sources to develop its expected return on plan assets.

        Under UK GAAP, the effect of the unwinding of the discounted value of the pension schemes' liabilities is treated as part of finance costs, whereas under US GAAP it is treated as part of staff costs.

        Under UK GAAP, the pension schemes' surpluses, to the extent they are considered recoverable, or deficits are recognised in full and presented in the balance sheet net of any related deferred tax. Under US GAAP, if the unfunded accumulated benefit obligation exceeds the fair value of the plan assets, the Group recognises an additional minimum liability that is at least equal to the unfunded accumulated benefit obligation. Where an additional minimum liability is recognised, an intangible asset is recognised up to the amount of any unrecognised prior service cost and the balance is recognised through other comprehensive income.

        Further information on the Group's pension deficit, as valued under US GAAP, is set out in section (j) of this note.

(3) Goodwill and intangible asset amortisation and impairment charges

        Under UK GAAP, purchased goodwill is capitalised and amortised on a straight-line basis over its estimated useful economic life. Each acquisition is separately evaluated for the purposes of determining the useful economic life, up to a maximum of 20 years. The useful economic lives are reviewed annually and revised if necessary. Provision is made for any impairment.

        Under US GAAP, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Group no longer amortises goodwill, but instead tests for impairment at the reporting unit level (at a level below that of the reporting segments) on an annual basis and at any other time if events occur or circumstances change that indicate the fair value of the reporting unit may be below its carrying amount.

        If the carrying value exceeds the fair value of the reporting unit, the fair value is allocated to the assets and liabilities of the reporting unit, including any unrecognised intangible assets, using a hypothetical purchase price allocation, and the associated goodwill is written down to its implied fair value.

        Measurement of the fair value of a reporting unit is based on one or more of the following measures including: amounts at which the unit as a whole could be bought or sold in a current transaction between willing parties; using present value techniques of estimated future cash flows; and using valuation techniques based on multiples of earnings or revenue, or a similar performance measure.

        Any impairment loss is recorded in the consolidated statement of operations. During fiscal 2005, no impairment was recorded. Differences in the impairment loss recognised in previous years arise as a result of the differences in the carrying value of the underlying goodwill and net assets under UK GAAP and US GAAP.

        Further information on the Group's US GAAP goodwill balance is provided in section (g) of this note.

        Under UK GAAP, the Group recognises intangible assets separately in a business combination only when they can be disposed of separately without disposing of the business of the entity and their value can be measured reliably on initial measurement. Under US GAAP, the Group recognises acquired intangible assets separately from goodwill if (i) they arise from contracted or other legal rights even if the assets are not transferable or separable from the acquired entity or from other rights and obligations; or (ii) they are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. Intangible assets are carried at cost and are amortised on a straight-line basis over their estimated useful lives. The Group has no intangible assets for which it has adopted an indefinite useful life. Further information on the Group's US GAAP intangible assets is provided in section (i) of this note.

(4) Restructuring costs

        Under UK GAAP, provisions are recognised when the Group has a present obligation as a result of a past event, when it is probable that a transfer of economic benefits will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation. Under US GAAP, a number of specific criteria must be met before restructuring costs can be recognised as an expense. Among these criteria is the requirement that all significant actions arising from the restructuring plan and their completion dates must be identified by the balance sheet date, and employees must be notified in order for termination benefits to be accrued.

        Details of the Group's restructuring costs under US GAAP are provided in section (f) of this note.

(5) Provision for industrial disease claims

        Under UK GAAP, the Group's provision for industrial disease claims is discounted at a rate of 4.5% in accordance with the requirement of FRS 12, Provisions, Contingent Liabilities and Assets, to record the provision at the present value of the expected cost to settle the obligation, as the time value of money is material. The provision is not discounted under US GAAP as the timing and amounts of the cash flows for these obligations are not fixed or determinable. Accordingly, an adjustment arises to record the undiscounted value of the provision under US GAAP.

(6) Derivatives and debt discount

        The Group does not enter into derivative financial instruments for speculative purposes. During the period, the only derivatives used by the Group were foreign currency derivatives. Under UK GAAP, foreign currency derivatives that are designated as a hedge are not recorded on the balance sheet at fair value. All movements in fair value are recorded in income or equity using the same accounting principles as under US GAAP set out below.

        Under US GAAP, derivative instruments are recorded in the balance sheet at fair value and marked-to-market each reporting period, with changes in the fair value recognised as a component of income, unless specific hedge accounting criteria are met and the derivative is designated as a fair value hedge, a cash flow hedge, or a foreign currency hedge.

        The Group has entered into various contracts that may, under US GAAP, contain 'embedded' derivative instruments, which are implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument. According to the requirements of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, an embedded derivative should be bifurcated from the host contract and accounted for as a derivative instrument. The Group has assessed the existence of potential embedded derivatives contained in its contracts.

        The Senior Notes issued on 19 May 2003, and fully repaid on 1 September 2004, included a 10% premium upon early redemption, which has been accounted for as an embedded derivative in accordance with SFAS 133. The fair value of the embedded derivative at 31 March 2005 was £nil and at 31 March 2004 was approximately £7.1 million, which was included within long-term other liabilities.

        The Group developed a fair value model with the assistance of outside advisors to arrive at an estimate of the fair value of the embedded derivative in relation to the Senior Notes. The model uses various assumptions, which includes changes in credit risk, expected timing of redemption of the Senior Notes and interest rates. The change in fair value of these embedded derivatives is recorded in our statement of operations as interest expense, which is a non-cash item. While the Group has made an estimate of the fair value of the embedded derivative using a model that is believed to be appropriate and based upon reasonable assumptions, certain of the assumptions used are subjective.

        Under UK GAAP, such embedded derivatives are not separately accounted for. The premium on the redemption of the loan notes was recorded as incurred.

(7) Net interest expense

        Under US GAAP, a portion of the interest arising on the Senior Notes is allocated to the results of OPP, in accordance with EITF 87-24, Allocation of Interest to Discontinued Operations, as the proceeds from the sale of this business funded the redemption of the Notes. This is a presentational difference, with the opposite entry reflected in 'GAAP differences related to Discontinued Operations'.

(8) Share of associates operating loss and gain on sale of associates

        Under UK GAAP, an investor is required to record its share of operating losses of an equity method investee unless there is evidence of the investor's irreversible withdrawal from its investee as its associate.

        Under US GAAP, use of the equity method ceases when the carrying value of the investment in the associate is reduced to zero, unless the investor has guaranteed the losses of the associate and incurred obligations or made payments on behalf of the associate. If the associate subsequently reports net income, the application of the equity method is only resumed after the share in the net income equals the share in net losses not recognised during the period that the equity method was suspended. Accordingly, under US GAAP, the Group ceased to record its share of operating losses from its former associate, Easynet plc, when the carrying value of our investment in Easynet was £nil at 31 March 2003.

(ii) GAAP differences relating to the Financial Restructuring

        Under US GAAP all these items would be reported in other income/(expense).

(9) Gain on equity forward contract

        At 31 March 2003, the Group recognised a gain under UK GAAP of £123 million upon settlement of an equity forward contract related to the ESOP in place at that time.

        Under US GAAP, this gain was not recognised at 31 March 2003 because the settlement was conditional on the Financial Restructuring becoming effective on 19 May 2003. The Group paid £35 million in cash to the ESOP derivative banks to settle the Group's liability of £158 million as recorded in the consolidated balance sheet of 31 March 2003. The resulting gain, arising on the release of this liability, of £123 million is reflected in the statement of operations for the year ended 31 March 2004.

(10) Gain on extinguishment of liabilities

        Under US GAAP, the Group recognised a gain of approximately £3.2 billion on 19 May 2003, the date on which the Financial Restructuring was completed, of which approximately £2.7 billion was recorded in the consolidated statement of operations and approximately £0.5 billion was recorded in shareholders' equity/(deficit). This gain represented the excess of the approximately £4.8 billion of creditors' claims extinguished over the fair value, less issuance costs, of the cash, new debt, and new equity issued in consideration on 19 May 2003. Under UK GAAP, the consideration for the shares issued in connection with the Financial Restructuring was treated as equal to the excess of the creditor's claims extinguished over the cash and new debt issued. Accordingly, all of the gain was recorded in shareholders' equity.

(11) Gain on waiver of related party payable

        As part of the Financial Restructuring, Marconi Corporation plc and its subsidiaries entered into an agreement with M (2003) plc and its direct subsidiaries to reassign and waive balances between the M (2003) plc group and the Marconi Corporation plc Group. The gain of £25 million was recorded as exceptional income under UK GAAP and as a capital contribution in equity under US GAAP.

(12) Foreign exchange transaction gains

        Under UK GAAP, foreign exchange rates established by the terms of the Scheme of Arrangement, which effected the Group's Financial Restructuring, were used in accounting for the gain arising on the extinguishment of liabilities whereas, under US GAAP, the foreign exchange rate on 19 May 2003 was used. As a result, under US GAAP, the resulting gain is £31 million higher than the gain recorded under UK GAAP.

(13) Write-off of capitalised losses on swaps

        Under US GAAP, net losses arising on US dollar and euro denominated interest rate swaps that had been deferred within other comprehensive income were recognised in income in the year ended 31 March 2003 because the underlying debt instruments would be extinguished through the Group's Financial Restructuring. Under UK GAAP these net losses were recognised upon completion of the financial restructuring on 19 May 2003.

(iii) GAAP differences related to Discontinued Operations

(14) Gain on sale of Discontinued Operations

        In accordance with SFAS No. 52, Foreign Currency Translation, US GAAP requires that foreign currency translation gains and losses previously recorded in Accumulated Other Comprehensive Income (AOCI) are removed from AOCI and are included in the gain/(loss) on sale of Discontinued Operations. Accordingly, the gain on sale of the OPP business recorded in the year ended 31 March 2005 reflects £136 million of translation gains previously recorded in AOCI. This is offset by £35 million of GAAP differences related primarily to the carrying value of goodwill and pension liabilities of the disposed operations.

(15) GAAP differences related to Discontinued Operations

        OPP has been classified as a Discontinued Operation for the year ended 31 March 2005 and all comparative periods under UK and US GAAP. The results of operations of OPP reflect GAAP differences in respect of accounting for goodwill and pensions. In addition, under US GAAP, a portion of interest expense for the year ended 31 March 2005 has been allocated to OPP in accordance with EITF 87-24.

(iv) Other differences between UK and US GAAP

(16) Foreign Currency

        Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates ruling at that date. Under UK GAAP, these translation differences are dealt with in the profit and loss account with the exception of certain gains and losses arising under hedging transactions. The differences arising from the restatement of profits and losses and the retranslation of the opening net liabilities to year end rates are taken to reserves.

        Under US GAAP, translation adjustments are included in other comprehensive income/(loss), as a separate component of shareholders' equity.

(17) Taxation

        Under UK GAAP, deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

        Under US GAAP, all deferred tax liabilities and assets resulting from temporary differences in financial and tax reporting are recognised together with deferred tax assets relating to tax losses carried forward subject to certain limited exemptions which include unremitted earnings of overseas subsidiaries that are essentially 'permanent'. Deferred tax assets are reduced by a valuation allowance if it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realised. During the years ended 31 March 2005 and 2004, all deferred tax assets under US GAAP, without offsetting liabilities in the same jurisdiction, were fully reserved.

        Under US GAAP the discounting of deferred tax balances is not permitted, and the tax rate is based on rates that have been enacted.

(18) Other comprehensive loss

        Under US GAAP, comprehensive loss represents the net income/(loss) for the period plus the results of certain shareholders equity changes that are not reflected in the consolidated statements of operations.

        The accumulated balances of other comprehensive income are as follows:

£ million	Net unrealized gains (losses) on investments	Accumulated translation adjustments	Net unrealized gains (losses) on derivative instruments	Minimum pension liability adjustment	Accumulated other comprehensive loss
As of 31 March 2002	—	(64)	(23)	—	(87)
Movement for the year	—	43	22	(295)	(230)

As of 31 March 2003	—	(21)	(1)	(295)	(317)
Movement for the year	—	(86)	1	104	19

As of 31 March 2004	—	(107)	—	(191)	(298)
Movement for the year	—	(133)	—	42	(91)

As of 31 March 2005	—	(240)	—	(149)	(389)

(19) Disposal of long-lived assets

        Under US GAAP, long-lived assets are classified as held-for-sale when certain criteria are met, which include: management commitment to a plan to sell the assets; the availability of the assets for immediate sale in their present condition; whether an active program to locate buyers and other actions to sell the assets have been initiated; whether the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year; whether the assets are being marketed at reasonable prices in relation to their fair value; and how unlikely it is that significant changes will be made to the plan to sell the assets. The Group measures long-lived assets to be disposed of by sale at the lower of carrying amount and fair value less cost to sell. Fair value is determined using quoted market prices or the anticipated cash flows discounted at a rate commensurate with the risk involved.

        The Group classifies an asset or asset group that will be disposed of other than by sale as held and used until the disposal transaction occurs. The asset or asset group continues to be depreciated based on revisions to its estimated useful life until the date of disposal or abandonment.

        There is no equivalent classification under UK GAAP.

(20) Fixed asset investments

        Under UK GAAP, other unlisted fixed asset investments are stated at cost less provision for impairment in value, unless they have been transferred from associates at net book value. Listed fixed asset investments are stated at market value with changes in market value recorded in the profit and loss account.

        Under US GAAP, listed investment, or 'marketable equity securities', are classified as 'available for sale' and net unrealised holding gains and losses, net of tax, are reported as a separate component of shareholders' equity, except where holding losses are determined to be 'other-than-temporary', whereby the losses are reported in gains and losses on sales of investments in the consolidated statement of operations. Gains and losses on disposals of marketable equity securities are determined using the specific identification method.

(c) Consolidated statements of other comprehensive income/(loss)

        The following statement is presented under US GAAP.

	Year ended 31 March
	2005	2004	2003
	(in £ million)
Other comprehensive income/(loss):
Income/(loss) from Continuing Operations	130	2,786	(1,031)
Loss from Discontinued Operations	(13)	(21)	(136)

Net income/(loss)	117	2,765	(1,167)
Other comprehensive income/(loss):
Unrealised gains/(losses) on derivative instruments	—	1	22
Accumulated translation adjustments (net of income tax of £nil and reclassification adjustments)	(133)	(86)	43
Minimum pension liability, (net of tax of £nil)	42	104	(295)

Other comprehensive income/(loss)	28	2,784	(1,397)

Disclosure of tax and reclassification amounts:
Unrealised gains/(losses) on derivative instruments, net of tax of £nil (2004: £nil; 2003: £1)	—	1	22

        SFAS No. 130, Reporting Comprehensive Income, requires that all items that are required to be recognised as components of comprehensive income be reported in a separate financial statement. There are no material differences between total recognised gains and losses for the financial year shown in the Statement of Total Recognised Gains and Losses presented under UK GAAP and US GAAP comprehensive income, except for the differences between UK and US GAAP net income shown above.

(d) Consolidation statements of shareholders' equity/(deficit)

        The following statements are presented under US GAAP.

	Ordinary shares						Accumulated other comprehensive income/(loss)
				Additional paid-in capital	Accumulated deficit	Capital reduction reserve
	Shares	Amount	Warrants					Total
	(£ million, except share data)
As of 31 March 2002	573,250,147	143	—	878	(2,888)	—	(87)	(1,954)
Net loss	—	—	—	—	(1,167)	—	—	(1,167)
Fair value movements on derivative instruments	—	—	—	—	—	—	22	22
Unrealised holding gains on investments, net of tax	—	—	—	—	—	—	(217)	(217)
Capital contribution for stock based compensation	—	—	—	14	—	—	—	14
Shares issued by equity method investee	—	—	—	3	—	—	—	3
Translation adjustments	—	—	—	—	—	—	43	43
Minimum pension liability	—	—	—	—	—	—	(295)	(295)

As of 31 March 2003	573,250,147	143	—	895	(4,055)	—	(317)	(3,334)
Net income	—	—	—	—	2,765	—	—	2,765
Fair value movements on derivative instruments	—	—	—	—	—	—	1	1
Cancellation of old share capital	(573,250,147)	(143)	—	(895)	695	343	—	—
Capital contribution for stock based compensation	—	—	—	1	—	—	—	1
Gain on extinguishment of related party liabilities	—	—	—	507	—	—	—	507
Gain on waiver of related party balances	—	—	—	42	—	—	—	42
Issuance of ordinary shares in exchange for extinguished liabilities	200,000,000	50	—	512	—	—	—	562
Issuance of ordinary shares on exercise of warrants	20,343	—	—	—	—	—	—	—
Distribution of warrants	—	—	12	—	(12)	—	—	—
Stock based compensation	—	—	—	48	—	—	—	48
Translation adjustments	—	—	—	—	—	—	(86)	(86)
Minimum pension liability	—	—	—	—	—	—	104	104

As of 31 March 2004	200,022,311	50	12	1,110	(607)	343	(298)	610
Net income	—	—	—	—	117	—	—	117
Losses transferred	—	—	—	9	93	(102)	—	—
Issuance of ordinary shares on exercise of stock options	8,711,819	2	—	2	—	—	—	4
Issuance of ordinary shares on exercise of warrants	6,809	—	—	—	—	—	—	—
Stock based compensation	—	—	—	29	—	—	—	29
Translation adjustments	—	—	—	—	—	—	(133)	(133)
Minimum pension liability	—	—	—	—	—	—	42	42

As of 31 March 2005	208,740,939	52	12	1,150	(397)	241	(389)	669

(e) Recently issued accounting pronouncements not yet adopted

US GAAP

        The US Financial Accounting Standards Board (FASB) has issued the following standards that have yet to be adopted by the Group:

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123(R) requires the fair value of all share-based payments to employees to be recognised in the consolidated statement of operations. The Group has historically provided proforma disclosures pursuant to SFAS 123 as if the fair value method of accounting for stock options had been applied. Note 30(l) sets out the impact of this on the Group for fiscal 2005, 2004 and 2003. SFAS No. 123(R) is effective for fiscal years beginning after 15 June 2005.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4, (SFAS No. 151). SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognised as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after 15 June 2005. The Group does not expect the adoption of SFAS No. 151 to have a material impact on its consolidated financial position, results of operations or cash flows.

        FASB Interpretation No. 47 (FIN 47), Accounting for Conditional Asset Retirement Obligations, issued in March 2005, clarifies the term 'conditional asset retirement obligation' as used in SFAS 143, Accounting for Asset Retirement Obligations, and when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This interpretation is effective as of 1 April 2005. The Group has not determined the effect, if any, of FIN 47 on the Group's financial position, results of operations or cash flows.

        In May 2005, SFAS No. 154, Accounting Changes and Error Corrections—replacement of APB Opinion No. 20 and FASB Statement No. 3, (SFAS No. 154) was issued. SFAS No. 154 changes the accounting for and reporting of a change in accounting principle by requiring retrospective application to prior periods' financial statements of changes in accounting principle unless impracticable. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after 15 December 2005. The Group does not expect the adoption of SFAS No. 154 to have a material impact on its results of operations, financial position or cash flows.

        In June 2005 the EITF reached consensus on Issue 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination (EITF 05-6). EITF 05-6 requires that leasehold improvements acquired in a business combination to be amortised over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. Additionally the EITF requires improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortised over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. EITF 05-6 is effective immediately. The adoption of EITF 05-6 has had no impact on the Group.

(f) Business restructuring charges

        As a result of an operational review in September 2001, following a sudden and significant downturn in trading in the global telecommunications markets, a period of restructuring began with the focus of reducing Group indebtedness. This restructuring spanned fiscal 2002 to 2005.

        When management reviews the operating income performance of the segments described in note 2, 'Segmental analysis', management uses UK GAAP operating (loss)/profit before goodwill and intangible asset amortisation, UK GAAP operating exceptional items, gains and losses on business disposal and the impact of less than 50% owned affiliates. This measure allocated to those segments does not include business restructuring charges, which relate to the reorganisation of the business as a whole. A segmental allocation of restructuring charges is impracticable. Consequently, a segmental analysis has not been provided.

        In fiscal 2005, £27 million was charged to business restructuring (2004: £114 million; 2003: £221 million). The following tables show the activity by statement of operations heading and the balances remaining in other liabilities at 31 March 2005 and 2004 under US GAAP following the implementation of actions required to achieve the restructuring objectives.

			Utilised
	Balance at 31 March 2004	Charged in fiscal 2005	Net cash Payments	Non cash Movement	Balance at 31 March 2005
	(in £ million)
Business restructuring costs:
Employee severance	15	21	(21)	(2)	13
Site rationalisation	10	5	(10)	1	6
Contractual commitments and other restructuring	1	—	—	—	1
Advisor fees	—	1	(1)	—	—

Total	26	27	(32)	(1)	20

			Utilised
	Balance at 31 March 2003	Charged in fiscal 2004	Net cash Payments	Non cash Movement	Balance at 31 March 2004
	(in £ million)
Business restructuring costs:
Employee severance	10	63	(58)	—	15
Site rationalisation	36	6	(31)	(1)	10
Contractual commitments and other restructuring	3	—	(2)	—	1
Advisor fees	1	45	(33)	(13)	—

Total	50	114	(124)	(14)	26

Employee severance

        The Group recorded a charge of £21 million during the year ended 31 March 2005 (2004: £63 million) associated with redundancy payments for approximately 900 employees (2004: approximately 1,600 employees). The total reduction in headcount in the year ended 31 March 2005 was approximately 2,600. The cost related to the 900 employees is included in the charge for the year ended 31 March 2005. Any other severance costs related to these headcount reductions are included in cash payments for fiscal 2005 in the table above. The Group expects to make cash payments in the year ending 31 March 2006 with respect to the balance remaining at 31 March 2005 (see note 29).

Site rationalisation

        The Group recorded a charge of £5 million and made cash payments of £10 million in the year ended 31 March 2005 relative to site rationalisation, representing additional costs associated with closing and consolidating various sites around the world as part of its ongoing business reorganisation. Approximately 48 sites were closed or disposed of during fiscal 2005, across all regions, of which the most significant were sites in Coventry, Frankfurt and the various cities in the US. 22 of the total site disposals relate to the disposal of our OPP business (see note 25). In the year ended 31 March 2004, the Group recorded a charge of £6 million and made cash payments of £31 million, which also resulted from the consolidation and closure of sites, across all regions, the most significant of which were Frankfurt and Ottawa.

Contractual commitments and other restructuring

        During the year ended 31 March 2005, the Group did not record any further charges in respect of other costs associated with its business reorganisation program (2004: £nil). No cash payments were made during the year ended 31 March 2004 (2004: £2 million). The Group expects to make cash payments in the year ending 2006 with respect to the balance of the unused charged amount remaining at 31 March 2005.

Advisor fees

        The charge of £1 million that we recorded in the year ended 31 March 2005 relative to advisor fees represents charges from the Group's external advisors with respect to the Group's financial restructuring. The Group made cash payments totalling £1 million during the year ended 31 March 2005 (2004: £33 million). Additional amounts in respect of ongoing scheme administration expenses will be expensed as incurred.

(g) Goodwill

        The changes in the carrying amount of goodwill for the year ended 31 March 2005 are as follows:

Carrying value
(£ million)
Balance at 1 April 2003	657
Goodwill disposed of	(62)
Translation adjustment	(21)

Balance at 31 March 2004	574
Goodwill disposed of	(64)
Translation adjustment	(1)

Balance at 31 March 2005	509

        Goodwill disposed of in the year ended 31 March 2005 relates to the sale of the Group's OPP business in August 2004. Goodwill disposed of in the year ended 31 March 2004 related to the sale of the Group's NAA business in February 2004.

        The Group completed its annual impairment review of goodwill in September 2004, and updated this as at 31 March 2005, and concluded that no impairment was required. The assessments measured the amount by which the carrying amounts of the goodwill and intangible assets exceeded the present value of expected future cash flows from operations for all reporting units. There was no impairment of goodwill in the year ended 31 March 2004.

(h) Property, plant and equipment

        The changes in the values of interest capitalised and included within property, plant and equipment as at 31 March 2005, 2004 and 2003 are as follows:

	Cost	Accumulated depreciation
	(£ million)
Balance as at 1 April 2002	4	—
Interest capitalised	1	—
Disposals	(1)	—

Balance as at 31 March 2003	4	—
Interest capitalised	—	—
Balance as at 31 March 2004	4	—

Interest capitalised	—	—
Disposals	(3)	—

Balance as at 31 March 2005	1	—

        The net book value of property, plant and equipment includes an amount of £15 million (2004: £17 million) in respect of land and buildings held under finance leases, as defined under US GAAP.

Total future minimum lease payments of £34 million are due under these finance leases, including the following payments due in the next five fiscal years.

(£ million)
For the year ending 31 March:
2006	4
2007	3
2008	3
2009	3
2010	2

(i) Intangible assets

        Intangible assets consist of the following:

	31 March
	2005		2004
	Cost	Accumulated amortisation	Cost	Accumulated amortisation
	(£ million)
Core developed technology	360	(351)	360	(309)
Internally generated software	5	(5)	5	(4)
Trademarks	1	—	1	—
Customer lists	6	(3)	6	(2)

	372	(359)	372	(315)

        The remaining useful economic life of the intangible assets is 1 year.

        Amortisation of intangibles for the year ended 31 March 2005 was £44 million (2004 and 2003, £44 million). Intangible amortisation expense based on 31 March 2005 intangibles for the next five years is expected to be:

(£ million)
For the year ending 31 March:
2006	13
2007	—
2008	—
2009	—
2010	—

(j) Pension plans and other post-retirement plans

Pension plans

        The Group operates a number of funded and unfunded defined benefit and defined contribution pension plans on behalf of its employees. The most significant pension plan is the G.E.C. 1972 Plan (the UK Plan), a funded defined benefit plan for employees in the UK. The assets of the UK Plan are held separately from the assets of the Group, are administered by trustees and are managed professionally.

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

        The Group funds its defined benefit pension obligations at a level that meets or exceeds local legal requirements. Funded pension plan assets are primarily invested in equity and debt securities.

        The Group uses a 31 March measurement date for all of its plans.

        Data with respect to benefit obligations, excluding those related to Discontinued Operations, is as follows:

	Pension benefits UK plans		Pension benefits Overseas plans
	2005	2004	2005	2004
	(£ million)
Change in benefit obligations:
Benefit obligation at beginning of year	2,442	2,444	230	245
Service cost	17	16	3	5
Interest cost	130	124	11	14
Plan participants' contributions	4	4	—	—
Actuarial loss/(gain)	58	10	(1)	10
Benefits paid	(149)	(156)	(12)	(17)
Curtailment gain	—	—	(1)	—
Settlement gain	—	—	(8)	—
Divestitures	—	—	(37)	—
Foreign currency exchange rate changes	—	—	(1)	(27)

Benefit obligations at end of year	2,502	2,442	184	230

Change in plan assets:
Fair value of plan assets at beginning of year	2,318	2,237	140	134
Actual return on plan assets	204	223	6	26
Employer contributions	10	10	7	11
Plan participants' contributions	4	4	—	—
Benefits paid	(149)	(156)	(9)	(10)
Settlements	—	—	(8)	—
Divestitures	—	—	(27)	—
Foreign currency exchange rate changes	—	—	(3)	(21)

Fair value of plan assets at end of year	2,387	2,318	106	140

Funded status	(115)	(124)	(78)	(90)
Unrecognised net actuarial loss	191	205	32	45
Unrecognised net transition obligation	—	—	—	—

Net amount recognised	76	81	(46)	(45)

Amounts recognised in the Statement of Financial Position consist of:
Prepaid benefit cost	—	—	33	2
Accrued benefit liability	(61)	(70)	(91)	(87)
Intangible asset	—	—	—	—
Accumulated other comprehensive income	137	151	12	40

Net amount recognised	76	81	(46)	(45)

        The accumulated benefit obligation for the Group's defined benefit plans was £2,641 million at 31 March 2005 (£2,615 million at 31 March 2004). Information with respect to plans, which have an accumulated benefit obligation in excess of plan assets, is as follows:

	2005	2004
	(£ million)
Projected benefit obligation	2,583	2,664
Accumulated benefit obligation	2,539	2,607
Fair value of plan assets	2,387	2,450

        The table below presents data with respect to net periodic benefit expense/(income):

	Pension benefits UK plans			Pension benefits Overseas plans
	2005	2004	2003	2005	2004	2003
	(£ million)
Components of net periodic benefit
Expense/(income):
Service cost	17	16	26	3	5	7
Interest cost	130	124	138	11	14	14
Expected return on plan assets	(132)	(122)	(138)	(10)	(10)	(13)
Amortisation of unrecognised transition liability	—	3	3	—	—	—
Amortisation of actuarial losses	—	5	—	3	3	—

Net periodic benefit expense of defined benefit plans	15	26	29	7	12	8
Amounts recognised in respect of Discontinued Operations	—	—	—	—	—	—
Net curtailment loss	—	—	—	(1)	—	3
Net settlement loss	—	—	—	2	—	—

Net periodic benefit expense	15	26	29	8	12	11

Additional information

	Pension benefits UK plans		Pension benefits Overseas plans
	2005	2004	2005	2004
	(£ million)
Decrease in minimum liability included in other comprehensive income	(14)	(85)	(28)	(19)

        The actuarial assumptions used to determine benefit obligations and periodic benefit cost were as follows:

	Pension benefits UK plans		Pension benefits Overseas plans
	2005	2004	2005	2004
	(%)
Weighted average assumptions used to determine benefit obligations at 31 March:
Discount rate	5.5	5.5	5.2	5.7
Rate of compensation increases	4.3	4.8	4.2	4.4
Rate of pension increases	2.8	2.8	0.7	0.5
Credited interest	2.5	3.0	—	—
Weighted average assumptions used to determine net cost for year ended 31 March:
Discount rate	5.5	5.3	5.7	6.0
Expected return on plan assets	5.9	5.7	8.0	8.5
Rate of compensation increases	4.8	4.5	4.3	4.4
Rate of pension increases	2.8	2.5	0.6	0.5
Credited interest	3.0	4.0	—	—

        The Group operates two funded defined benefit plans—the UK Plan and the Marconi USA Employees' Retirement Plan (the US Plan).

        For the UK Plan, the overall expected return on assets assumption has been determined with the aim of reflecting the average rate of growth expected on the funds invested. In deriving this return the aim is to use a realistic long-term rate of return. In any year, it is considered whether the rate of return is reasonable having regard to the weighted average of the expected returns from each of the main asset classes. The expected return for each asset class reflects a combination of historical performance analysis, the forward-looking views of the financial markets (as suggested by the yields available) and the views of investment organisations. Consideration is also given to the rate of return expected to be available for reinvestment.

        For the US Plan, the expected long-term rate of return on assets is developed using the building block approach and is designed, over time, to approximate the actual long-term returns on plan assets. The expected return is set with reference to the participant's benefit horizons, the mix of investments held directly by the plans and the current view of expected future returns, which is influenced by historical average returns.

        The requirement to use an expected long-term rate of return on plan assets, compared to an actual rate of return, may lead to the recognition of pension income or expense that is greater or less than the actual returns in any given year. To the extent the Group changed its estimate of the expected long-term rate of return on plan assets, there would be an impact on pension expense or income and the associated net liability or asset.

Plan assets

UK Plan

        The following table sets forth the asset allocations and target asset allocations by asset category, as of the measurement date of the UK Plan.

	Percentage of plan assets		Target allocation range
Asset Category
	2005	2004	2005	2004
	(%)
Equity securities	30	28	0-35	0-35
Debt securities	63	66	50-100	50-100
Property	5	4	0-8	0-8
Cash and other	2	2	0-10	0-10

Total	100	100

        The UK Plan employs an investment policy that is designed to lead to reasonable returns and low volatility in the funding level of the plan. The Trustees believe that the current policy is consistent with an expectation that the plan will continue to satisfy the ongoing statutory Minimum Funding Requirement in the UK. To achieve this result, the UK Plan has a written investment policy, which includes a prescribed strategic asset allocation benchmark and minimum and maximum percentages of the assets that may be allocated to each class. External investment managers then manage the assets within a specified percentage range.

        The target allocations reflect the Trustees' views on the appropriate balance to be struck between returns and risk and the extent to which the UK Plan's assets should be distributed so as to match its liabilities. Target allocations between UK and overseas securities are also prescribed. The benchmark, together with investment restrictions that are imposed on the investment managers to ensure that there is no undue concentration at the stock level, is designed to ensure that UK Plan's investments are suitable and adequately diversified insofar as is appropriate to the circumstances of the UK Plan. The restrictions imposed on the investment managers ensure that a high proportion of assets is readily realisable and that sufficient liquidity is maintained to meet known benefit payments. The Investment Committee, a committee of the Board of Trustees comprising directors and co-opted investment experts, continually assesses market trends and conditions and recommends amendments to the benchmark within the approved ranges, having obtained appropriate advice from the Investment Consultant.

        Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews performed by the Investment Committee in conjunction with the investment managers.

        A review of the investment strategy will be undertaken as part of the actuarial valuation for funding purposes that is being carried out as at 5 April 2005.

US Plan

        The following table sets forth the weighted average asset allocations and target asset allocations by asset category for the US Plan, as of the measurement date.

	Percentage of plan assets		Target allocation
Asset Category
	2005	2004	2005	2004
	(%)
Equity securities	51	52	50	50
Debt securities	43	43	46	42
Other (including cash and property)	6	5	4	8

Total	100	100	100	100

        The investment policy of the US Plan is governed by a set of rules and asset allocation targets promulgated by the Marconi USA Retirement and Investment Committee (US Committee), a committee composed of executives of Marconi and its US subsidiaries, and is set forth in a written policy document. The target allocations reflect the US Committee's view on the appropriate balance to be struck between returns and risk and the extent to which the US Plan's assets should be distributed in order to match its liabilities. The policy also specifies target allocations between US and overseas securities and prescribes a return benchmark for each type of investment, together with investment restrictions that are imposed on the investment managers to ensure that there is no undue concentration at the stock level. These and other rules set forth in the investment policy are designed to ensure that the US Plan's investments are suitable and adequately diversified insofar as is appropriate to the circumstances of the Plan. The restrictions imposed on the investment managers ensure that a high proportion of assets are readily realisable and that sufficient liquidity is maintained to meet known benefit payments. The US Committee, along with the investment and other experts it employs, continually assesses market trends and conditions and recommends amendments to the provisions set forth in the investment policy. The US Committee and its experts also assess on an ongoing basis the performance of the investment managers employed to invest the assets of the US Plan and periodically recommends changes in investment managers, if circumstances warrant such a change.

Other post retirement benefits

        At 31 March 2005 no active employees and 931 retired employees (at 31 March 2004, nil and 1,508 respectively) of companies in the USA and Canada were entitled to health care benefits after retirement.

        All of the other post retirement plans are unfunded. The benefit cost charges and provisions for the liability are as follows.

	Other post retirement benefits 31 March
	2005	2004
	(£ million)
Change in benefit obligations:
Benefit obligations at beginning of year	22	29
Interest cost	1	2
Plan amendments	—	—
Actuarial gain	(3)	(2)
Settlement gain	(4)	—
Benefits paid	(2)	(3)
Foreign currency exchange rate changes	—	(4)

Benefit obligations at end of year	14	22

Funded status	(14)	(22)
Unrecognised net actuarial gain	(10)	(9)
Unrecognised prior service credit	(2)	(3)

Net accrued benefit cost	(26)	(34)

        Data with respect to net periodic benefit (income)/expense is as follows:

	Other post retirement benefits 31 March
	2005	2004	2003
	(£ million)
Components of net periodic benefit (income)/expense:
Service cost	—	—	—
Interest cost	1	2	2
Amortisation of net gain	(1)	(1)	(1)
Net curtailment gain	(5)	—	(5)

Net periodic benefit (income)/expense of other post retirement plans	(5)	1	(4)

        Different actuarial assumptions were made in relation to the cost of retiree health care benefits, as follows:

	Other post retirement benefits 31 March
(weighted average assumptions)	2005	2004
	(%)
Weighted average assumptions used to determine benefit obligations at March 31:
Discount rate	5.8	5.8
Weighted average assumptions used to determine net cost for year ended March 31:
Discount rate	5.8	6.3
Assumed health care cost trend rates at March 31:
Medical cost trend rate assumed for next year	11.0	11.5
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	6.0	6.0
Year that rate reaches the ultimate trend	2012	2012
Prescription drug cost trend rate assumed for next year	13.0	14.0
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	6.0	6.0
Year that rate reaches the ultimate trend	2012	2012

        Assumed health care cost trend rates have an effect on the amounts reported for the post retirement benefit plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

	Effect of one percentage point increase	Effect of one percentage point decrease
	(£ million)
Effect on total of service and interest cost	—	—
Effect on post-retirement benefit obligation	1	(1)

Cash flows

Benefit payments

        The following table summarises expected benefit payments from our pension and post-retirement plans until 2015. Actual benefit payments may differ from expected benefit payments.

	UK plan	Overseas plans	Post retirement benefit plans
For the year ending:
31 March 2006	153	10	2
31 March 2007	157	10	1
31 March 2008	161	11	1
31 March 2009	166	12	1
31 March 2010	170	12	1
31 March 2011 to 31 March 2015 in aggregate	924	67	6

Contributions

        The Group expects to contribute £10 million to the UK Plan and £5 million to its overseas plans in the year ending 31 March 2006.

Defined contribution plans

        The US subsidiaries of the Group operate 401(k) plans for eligible employees who contribute a percentage of their pre-tax compensation with the Group matching these contributions up to prescribed limits. The Group also operates similar defined contribution plans in the UK. For fiscal 2005, the contributions made by the Group to such plans were £3 million (2004, £5 million and 2003, £7 million).

(k) Commitments and contingencies

Legal proceedings

        The Group is not and has not been engaged in, nor, so far as it is aware, does the Group have pending or threatened by or against it, any legal or arbitration proceedings which may have or have had in the recent past, including at least the 12 months immediately preceding the date of this report, a significant effect on its financial position as a whole, except as set out below. Where a liquidated sum is claimed, a de minimis figure of £5 million has been applied in determining which claims may have a significant effect. The figures given are the full amounts claimed by the claimants in each case, which may be much greater than the amounts the claimants realistically believe they can recover. The Group and its other former group companies intend to defend claims vigorously. While the Group believes that it has meritorious defences, the duration and outcome of the litigation are not predictable at this point.

Claims against us or our former group companies

        The following represents the largest claims made against the Group or our former group that are oustanding or have been resolved during fiscal 2005:

  •
  Marconi Communications, Inc. is a defendant in a lawsuit filed by Bell Communications Research, Inc., now known as Telcordia Technologies Inc., or Telcordia, on 14 October 1998 in the US District Court for the District of Delaware. Upon filing the case, Telcordia, a patent holder, alleged that Marconi Communications, Inc. infringed four patents owned by Telcordia, and sought unspecified damages for past infringement and an injunction against future infringement. Marconi Communications, Inc. denied infringement and asserted the affirmative defences of invalidity, unenforceability, laches, equitable estoppel, implied license, misuse and unclean hands. In addition, Marconi Communications, Inc. counterclaimed for a declaratory judgment on non-infringement, invalidity, unenforceability, laches, equitable estoppel, implied license, misuse and unclean hands and asserted affirmative claims seeking damages for reformation of contract based on fraud, breach of the covenant of good faith and fair dealing, negligent misrepresentation and common law unfair business practices and competition. Prior to trial, Telcordia dismissed with prejudice its claims for infringement of two of the four asserted patents, and Marconi Communications, Inc. dismissed with prejudice its counterclaims for reformation of contract based on fraud, breach of the covenant of good faith and fair dealing, negligent misrepresentation and common law unfair business practices and competition. Telcordia maintained its claims for infringement on the remaining two patents. Discovery in this case has closed. The trial court conducted a claim construction hearing in late August 2000 and subsequently entered an order construing the claims of the patents. Telcordia, taking the position that it could not, given the court's patent claim construction, prevail on its claims of infringement at trial, moved the court to enter an order finding that Marconi Communications, Inc. had not infringed the patents in suit so that the case would be procedurally postured for appeal. Marconi Communications, Inc. subsequently moved the court to require that Telcordia identify which of the construed patent claim elements it contends were in error and which precluded Telcordia from proving infringement. Telcordia identified some claim elements, and, on 21 September 2001, the court entered a final judgment of non-infringement. Oral argument in the appeal took place on 3 February 2003. The appellate court upheld dismissal of one patent and remanded the one remaining patent to trial court for further clarification of original Markman ruling. In accordance with the appellate court's ruling on 29 September 2003, the district court reconsidered its claim construction and issued a claim construction that permitted Telcordia to maintain its claim of infringement at trial. After the district court's revised claim construction, the parties entered into settlement negotiations. On 12 January 2004 the parties entered into a letter of understanding (LOU) wherein Marconi Communications, Inc. agreed to pay Telcordia US$23.5 million in exchange for a license for Marconi Communications, Inc. and all affiliated Marconi companies under Telcordia's ATM patent portfolio and as full and final settlement of all outstanding claims. A settlement agreement in which Marconi Communications, Inc. agreed to make a one-time payment of US$21 million (approximately £12 million) was signed on 24 June 2004. The lawsuit has been dismissed.

  •
  Marconi Communications, Inc. is a defendant in a second lawsuit filed by Telcordia, a patent holder, on 8 June 1999 in the US District Court for the District of Delaware. Telcordia's second lawsuit alleges that Marconi Communications, Inc. has infringed two additional Telcordia patents. Marconi Communications, Inc. has denied infringement and asserted the affirmative defences of invalidity, unenforceability, laches, equitable estoppel, implied license, misuse and unclean hands. In addition, Marconi Communications, Inc. has counterclaimed for a declaratory judgment on the issues of non-infringement, invalidity and unenforceability. Marconi Communications, Inc. has also asserted a counterclaim seeking damages for Telcordia's infringement of a Marconi Communications, Inc. patent. The case was scheduled for trial in November 2000. The lawsuit has been dismissed and is included in the settlement of the case detailed in the immediately preceding paragraph above.

  •
  Systems Management Specialists, Inc., or SMS, is a defendant in a demand for arbitration brought by Esprit de Corp, or Esprit, in April 2002. This action relates to two outsourcing agreements entered into by Esprit and SMS in 1995 and 1999; Esprit alleges that SMS breached its obligations under the agreements and is seeking damages in a range of US$8.8-US$18.2 million. M (2003) plc was originally a party to the arbitration demand under a legal theory alleging that SMS and M (2003) plc are alter egos of one another. Esprit released M (2003) plc from its original arbitration demand, but then named M (2003) plc in a federal court proceeding. In response, M (2003) plc moved to stay the federal court proceeding until after the arbitration between SMS and Esprit concluded. The Court granted M (2003) plc's motion to stay, and, therefore, Esprit will be permitted to proceed on its claims against M (2003) plc only after the arbitration between SMS and Esprit is completed, and only to the extent Esprit prevails on any of its claims in the arbitration against SMS. The parties had agreed to conduct the arbitration hearing between 13-24 October 2003, and significant discovery had taken place. Beginning in September 2003, the parties reached a settlement in principle in the US$710,000-US$725,000 range, payable to Esprit in exchange for a full release and settlement of the actions. Effective 29 September 2004, the parties executed a Settlement Agreement, settling the case for US$725,000 and such amount was paid by SMS to Esprit.

  •
  Marconi Corporation plc and Marconi Commerce Systems Inc., or MCSI, are defendants in an action brought by a former employee, Larry Anthony Gillus, or Gillus. The complaint alleges that Gillus suffered racial discrimination and subsequent retaliatory action whilst employed by Gilbarco, subsequently known as MCSI, which has now been sold to subsidiaries of Danaher Corporation plc. A second claim has been brought against M (2003) plc and MCSI for retaliation and intentional infliction of emotional distress alleged to have occurred after he brought the original action. Additionally, on 10 September 2003, the Court granted plaintiff's motion to add a breach of employment contract claim and injunctive relief. Gillus' counsel has in the past stated that he is seeking a total of US$19 million in respect of both claims. Potential liabilities in respect of the claim against Marconi Corporation plc and M (2003) plc were compromised pursuant to its restructuring. As a result, on 5 November 2003, Gillus voluntarily dismissed without prejudice Marconi Corporation plc and M (2003) plc from the cases. Discovery was commenced and completed with respect to the remaining defendants. The case was settled for US$400,000 at mediation on 7 December 2004. A Settlement Agreement and Release without admission of liability was executed on 18 January 2005 and the lawsuit was dismissed with prejudice.

  •
  Marconi Corporation plc, M (2003) plc, Marconi Inc. and Marconi Data Systems Inc. are defendants in an action brought by a former employee, Thomas Edeus, or Edeus. The complaint asserts three causes of action; firstly that Edeus was unlawfully deprived of benefits to which he was entitled under Marconi Data Systems Inc's US severance plan; secondly for failure to provide Edeus with a summary plan description relating to the severance plan; and thirdly for age discrimination in employment. The plaintiff has purported to have made out claims in various specified amounts totalling over US$901,000, some of which may be in the alternative, and also unspecified punitive damages, liquidated damages and front and back pay, making the impact of this claim on Marconi Corporation plc and the former group difficult to assess. An answer and affirmative defences have been filed on behalf of all defendants. On 5 June 2003, the court entered an order providing as follows: "Plaintiff having advised the court that one or more defendants' [sic] are in Bankruptcy, this action is placed on the court's [suspense] calendar pending disposition of the bankruptcy case. Plaintiff is directed to file and notice for hearing a motion to reinstate upon disposition of the bankruptcy proceedings." Potential liabilities in respect of the claim against Marconi Corporation plc and M (2003) plc were compromised pursuant to the financial restructuring. The M (2003) plc and Marconi Corporation plc bankruptcy case in the New York courts resulted in a permanent injunction. Edeus filed a motion to reinstate the claim, which was denied by the court on 15 August 2005. Edeus has since filed a motion for reconsideration.

  •
  Inglis Limited and The English Electric Company, Limited (English Electric) are defendants in an action brought by Manitoba Hydro. In 1963, Manitoba Hydro contracted with Inglis Limited to design and manufacture, amongst other equipment, three turbines for the hydro electric plant at Grand Rapids, which is located in Manitoba, Canada. Inglis Limited worked closely with English Electric, who prepared certain aspects of the turbine design. One of the turbines exploded in March 1992. Manitoba Hydro is suing Inglis Limited for negligence and breach of contract in the design and manufacture of the turbines, and English Electric for negligence in relation to the design. In June 1998, Manitoba Hydro was granted leave to commence an action against English Electric and Inglis Limited and proceedings are progressing, the documentary disclosure phase having been largely completed and examination for discovery of witnesses being partly undertaken. It is anticipated that a date for trial will be set shortly.

    Manitoba Hydro has pleaded, in broad terms, around 35 million Canadian dollars, approximately £14 million. This sum is exclusive of interest, which could approximately double this figure as the explosion took place over 10 years ago. This amount assumes 100% liability on the part of English Electric, which is denied. This claim is substantially insured.

  •
  Datang Telecom Technology Co. Ltd, Optical Communication Branch, or Datang, has indicated that it may bring a claim against Chengdu Marconi Communications Ltd, or Chengdu. On 24 August 2000 Chengdu entered into an Original Equipment Manufacture agreement with Datang. Datang has approximately US$5.2 million on account payable to Chengdu but has not paid as it claims that it has been unable to sell US$7 to US$9 million of products purchased from Chengdu due to their quality. Datang has indicated that it will not pay the outstanding sums and may bring court proceedings against Chengdu in China. The value of such a claim might be in the region of US$7 to US$9 million, the value of the products that Datang claims it has been unable to sell, but could potentially be for US$18 million, the value of the entire contract. Arbitration proceedings have not yet begun and Datang and Chengdu continue to seek a resolution without resorting to litigation. On 3 February, a full and final settlement agreement was signed. The details of the settlement are confidential but result in certain payments being made to Chengdu by Datang and certain services being provided by Marconi to Datang.

  •
  There is an outstanding tax dispute between the Indian tax authorities and Marconi Corporation plc, English Electric and Associated Electrical Industries Limited, or AEI. In 1989/90, as part of the reorganisation of the Marconi group's European operations, Marconi Corporation plc, English Electric and AEI transferred their shareholdings in The General Electric Company of India Limited, or G.E.C. India, The English Electric Company of India Limited, or EE India, and G.E.C. Power Engineering Services of India Limited, or GEP India, to a Dutch company, G.E.C. Alsthom NV, or Alsthom. The Indian tax authorities claim that this transfer gives rise to an Indian capital gains tax charge for each of Marconi Corporation plc, English Electric and AEI, although this is one of the issues in dispute. An advance Indian capital gains tax payment had to be made before the Indian authorities would issue a no-objection certificate, which was required before the transfer could proceed. This advance payment was based on the value of G.E.C. India, EE India and GEP India at the date of the no-objection certificate. The Indian tax authorities have, however, assessed Marconi Corporation plc, English Electric and AEI to tax on the basis of the value of G.E.C. India, EE India and GEP India at the date of the actual transfer, which could give rise to a tax liability, including related interest, of up to £11 million. Marconi Corporation plc, English Electric and AEI are disputing this liability and the basis of valuation in the Indian courts and in pursuance of interim orders of the Indian Court have deposited £2.686 million with the Indian tax authorities. In January 2004, the case was heard in the Calcutta High Court on a point of tax law. In July 2004, the High Court rejected the companies' appeal. The companies have now sought leave to appeal against the High Court decision to the Indian Supreme Court and are currently waiting to hear the outcome of their application for a Supreme Court hearing. If leave to appeal is refused a cash payment of approximately £6 million in tax and related interest is anticipated. In July 2004, the Indian tax tribunal ruled in favour of the Marconi companies in an associated penalty case. It is not known at this stage whether the Indian Revenue will appeal their decision.

  •
  In November 2002 Marconi Communications, Inc., or MCI, brought a claim against Brambles Enterprises Limited (Brambles) in the English High Court for non-payment of invoices totalling US$0.998 million, US$0.2 million for future milestone payments (both exclusive of interest and costs) plus damages arising from various breaches of an agreement for the development and supply by MCI of RFID tags and readers. Brambles filed a counter- claim against MCI alleging various breaches of contract by MCI and claiming damages of approximately US$1.055 million (US$0.455 million being the expenses incurred in obtaining a short-term replacement for the RFID system and US$0.6 million being estimated costs of a new development programme for the full system). In January 2004 Brambles was given permission to amend its counter-claim. The counter- claim specifies additional heads of damage and the estimated losses are pleaded at between US$6.52m and US$24.21million. On 14 July 2004, the claims were discontinued by the Court on the consent of the parties who reached a settlement agreement. The terms of the settlement are confidential but no payments are due by MCI and all claims have been satisfied in full and final settlement.

  •
  Marconi Corporation plc, Marconi Systems Holdings Inc. and Marconi Inc. (collectively, Marconi) are defendants in a lawsuit filed by DH Holdings Corp. (DH Holdings) and Gilbarco, Inc. on 25 January 2005 in the Supreme Court of the State of New York, County of New York. The Complaint alleges that Marconi breached certain representations and warranties on a Stock Purchase Agreement dated as of 20 December 2001, by which Marconi sold all of the issued and outstanding shares of capital stock of Marconi Commerce Systems Inc. (MCSI) to DH Holdings. Specifically, the Complaint charges that Marconi represented and warranted, among other things, that, except as set forth in a schedule to the Stock Purchase Agreement, to Marconi's knowledge, no claim was pending or threatened, and no notice or invitation to license had been received during the three-year period prior to the closing of the Stock Purchase Agreement that indicated that the present or past operations of MCSI or its subsidiaries infringed upon or would infringe upon the rights or any third party's intellectual property. The Complaint further contends that Marconi knew at the time it made the representation and warranty that MCSI had received threatened claims of infringement of US Letters Patent 5,027,282, now owned by Touchcom, Inc. and/or Touchcom Technologies, Inc. (collectively Touchcom) (the Touchcom Patent). In the Stock Purchase Agreement, Marconi agreed that it would indemnify DH Holdings from all losses, liabilities, obligations, damages, claims and expenses arising from any breach of the representations or warranties contained in the Stock Purchase Agreement. After the closing, MCSI changed is name to Gilbarco, Inc. (Gilbarco).

    On 18 September 2003, Touchcom sued Gilbarco in the US District Court for the Eastern District of Texas (the Touchcom Lawsuit), alleging that Gilbarco directly and/or contributorily infringed the Touchcom Patent and induced infringement of the Touchcom Patent by another party. DH Holdings and Gilbarco gave Marconi notice of the Touchcom Lawsuit and attempted to invoke their alleged rights to indemnification from Marconi. Marconi declined to assume the defence of the Touchcom Lawsuit, declined to indemnify Gilbarco and requested information from Gilbarco regarding the Touchcom claims and the Gilbarco defences. Gilbarco did not provide all the requested information prior to a December 2004 settlement with Touchcom, pursuant to which Gilbarco paid US$7,000,000 to Touchcom, received a perpetual paid-up nonexclusive license under the Touchcom Patent and obtained other rights and benefits. Counsel for Marconi was notified of, and provided information about, the Touchcom case and the proposed settlement of the Touchcom Lawsuit a short time before the Touchcom-Gilbarco settlement was finalised. Marconi did not consent to the settlement and continued to deny any obligation to indemnify Gilbarco. The Complaint alleges that the settlement was completed and the US$7,000,000 paid in December 2004.

    Gilbarco's counsel has quantified DH Holdings' and Gilbarco's alleged damages as US$11,074,781.65, which includes the US$7,000,000 settlement amount, legal fees and expenses to defend the Touchcom Lawsuit and legal fees and expenses pursuing the indemnification claim against Marconi. Gilbarco contends that it is also entitled to recover its legal fees and expenses. The Stock Purchase Agreement provides for a US$5,000,000 'Indemnification Basket', similar to an indemnification deductible, which Marconi is not obligated to pay. Marconi, through its outside counsel, has filed an Answer to the Complain in which it has denied or indicated that it lacks sufficient information to respond to, and therefore denies, the salient allegations of the Complaint. The lawsuit is presently in discovery.

Claims brought by our group companies

        The following represent the largest outstanding claims made on behalf of the Group:

  •
  Marconi Communications Inc., or MCI, is the claimant in two actions against Vidar SMS Co., Ltd, or Vidar, a company with its principal place of business in Taiwan. In May 2000, MCI brought an International Chamber of Commerce arbitration proceeding against Vidar in connection with Vidar's breaches of an Engineering Services Agreement between Vidar and a Marconi-acquired company, RELTEC Corporation. In August 2002, the arbitration tribunal awarded MCI US$25,879,544 under its breach of warranty claims, US$5,604,270.12 for prejudgment interest, and US$156,702.56 for costs, for a total award of US$31,640,516.68. Vidar claims that it has no assets to satisfy this judgment.

  •
  A second action was brought by MCI against Vidar in May 2000 in the US Court for the Northern District of Texas for fraud, negligent misrepresentation, Texas common law indemnity and California equitable indemnity, all relating to Vidar's wrongful acts in connection with various business relationships between the parties. On 30 October 2002, the US District Court entered default judgment against Vidar on all claims and assessed MCI's actual damages at US$72,402,065 plus prejudgment interest on this amount at the rate of 10% per annum. Vidar filed a petition for reorganisation in the Taipei (Taiwan) District Court in 2001 and claims that it has no assets to satisfy the judgments referred to above. However, the Taipei District Court dismissed Vidar's petition on 28 January 2002 based on its lack of viability for reorganisation and the Taiwan High Court dismissed Vidar's appeal of the lower court's ruling on 25 March 2002 based on the same reason.

  •
  Metapath Software International (US), Inc., which does business as Marconi Wireless (hereafter, Marconi), filed suit against Sprint Spectrum Equipment Corp. (Sprint) on 22 April 2005 in the Circuit Court of St. Louis County, Missouri. Marconi develops, markets and licenses the Ceos Mediation Manager software (Ceos) and the EMIS and Network Element interface software applications.

    The basis for Marconi's Complaint is the breach by Sprint of the Master Purchase Agreement and Addendum 1 thereto (the Agreement) entered into by Marconi and Sprint on 19 March

    1999 for the purpose, among other things, of redefining the terms and conditions under which Sprint would be permitted to use the Ceos software and the EMIS and Network Element interface software. Under the terms of the Agreement, Sprint is permitted to sublicense Ceos to certain affiliates of Sprint (each, a Client Additional Affiliate), subject to Marconi's right to receive (i) notice of any Client Additional Affiliate servicing in excess of 100,000 subscribers and (ii) a mutually agreed reasonable sublicense and/or copying fee for each Client Additional Affiliate servicing in excess of 100,000 subscribers.

    In March 2004, Marconi discovered that Sprint was permitting numerous Client Additional Affiliates that had more than 100,000 subscribers to utilise Ceos. Sprint, however, had failed to provide notice to Marconi, as required by the Agreement, of each of these Client Additional Affiliates, thereby constituting a breach of the Agreement by Sprint. After learning that a number of Sprint's Client Additional Affiliates had exceeded the 100,000-subscriber threshold, Marconi requested that Sprint pay Marconi the additional license fee required under the Agreement. Sprint refused and continues to refuse to pay Marconi any additional fees for the access and use of Ceos by Client Additional Affiliates who have more than 100,000 subscribers. Marconi also discovered in 2004 that Sprint's network was utilising the EMIS and Network Element interface software even though they had not been properly licensed to Sprint by Marconi, thereby constituting a further violation by Sprint of the Agreement.

    The parties settled the dispute on 30 June 2005 and the suit was dismissed with prejudice. The terms and conditions of the settlement are confidential.

Industrial injury claims

        English Electric, AEI and various other group companies are subject to injury claims from former employees. The types of illness or injury in respect of which damages are commonly claimed include industrial deafness, pleural plaques, asbestosis, mesothelioma and vibration white finger. The Group is currently defending approximately 200 cases of this nature. Chester Street Limited (formerly Iron Trades), GEC's employer's liability insurer during the period the damage was caused is now insolvent and is being administered through a scheme of arrangement. Accordingly, for claims where the illness or injury was caused before 1972, 95% of the liability attaches to companies in the Group. The remaining 5% attaches to Chester Street Limited and is payable by the aforementioned scheme of arrangement. For claims where the illness or injury was caused after 1972, the Financial Services Compensation Scheme (a scheme established by the UK Financial Services and Markets Act 2000) will meet 100% of the liability. The liability for industrial injury claims is ongoing and the Group may continue to receive claims of this nature for many years.

Third party guarantees

        The Group has entered into agreements that contain features, which meet the definition of a guarantee under Financial Interpretation (FIN) 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. FIN 45 defines a guarantee to be a contract that contingently requires the Group to make payments (either in cash, financial instruments, other assets, common shares of the Group or through the provision of services) to a third party based on changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, a liability or an equity security of the other party. FIN 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognise a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of

FIN 45 is effective for guarantees issued or modified after 31 December 2002. As of 31 March 2005, the fair value of the Group's guarantees that were issued or modified after 31 December 2002 were not material.

        The Group has the following major types of guarantees that are subject to the disclosure requirements of FIN 45.

Financial and other guarantees

        The Group and various of its subsidiaries have undertaken, in the normal course of business, to provide support to the joint ventures of the Group, to meet their liabilities. These undertakings contain financial guarantees. A payment under these undertakings would be required in the event of any of the joint ventures being unable to pay its liabilities. Payment of this funding would be required if requested by the joint ventures in accordance with the funding agreements. The potential amount of future payments, which the Group may be required to make under these guarantees, is £6 million.

        Other guarantees relate primarily to financial standby letters of credit, irrevocable undertakings to guarantee payment of a specified financial obligation. The maximum potential amount of future payments, which may be required to be made by the Group under these guarantees, is £68 million.

        In connection with agreements for the sale of portions of its business, including certain discontinued operations, the Group has typically retained the liabilities of a business that relate to events occurring prior to its sale, such as tax, environmental, litigation and employment matters. The Group generally indemnifies the purchaser of a Marconi business in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Group. These types of indemnification guarantees typically extend for a number of years.

        From time to time, the Group enters into indemnification agreements with certain contractual parties in the ordinary course of business, including agreements with lenders, lessors, customers and certain vendors. All such indemnification agreements are entered into in the context of the particular agreements and are provided in an attempt to properly allocate risk of loss in connection with the consummation of the underlying contractual arrangements. Management believes that the Group maintains adequate levels of insurance coverage to protect the Group with respect to most claims arising from such agreements and that such agreements do not otherwise have value separate and apart from the liabilities incurred in the ordinary course of the Group's business. There are no material indemnifications issued since 1 January 2003.

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

        As of 31 March 2005, the fair value of the Group's guarantees that were issued or modified after 31 March 2004 was not material.

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
4.10	(2)	Performance bond letters executed by Marconi Corporation plc.
4.11	(6)	Patent Licence Agreement dated June 25, 2004 between Marconi Communications Inc., Marconi Corporation plc and Telcordia Technologies, Inc.

4.12	(7) *
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
8.1	(6)	List of principal subsidiaries of Marconi Corporation plc (incorporated by reference to Note 14 of the Notes to the Consolidated Financial Statements included in this annual report).
12.1	(7)	Certification pursuant to Exchange Act Rule 13a-14(a).
12.2	(7)	Certification pursuant to Exchange Act Rule 13a-14(a).
13.1	(7)	Certification pursuant to Exchange Act Rule 13a-14(b) and 18 U.S.C. 1350.
13.2	(7)	Certification pursuant to Exchange Act Rule 13a-14(b) and 18 U.S.C. 1350.
15.1	(6)	Consent of Independent Registered Public Accounting Firm—Deloitte & Touche LLP.

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

(5)
Incorporated by reference to the Quarterly Report on Form 10-Q (File No. 333-12430) filed with the SEC on November 13, 2003.

(6)
Incorporated by reference to the Annual Report on Form 20-F (File No. 000-50409) filed with the SEC on November 7, 2005.

(7)
Filed herewith.

*
Portions of this exhibit omit confidential material pursuant to a request for confidential treatment. The material so omitted has been filed separately with the SEC.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

TELENT PLC
By:	/s/ MARY SKELLY

	Name:	Mary Skelly
	Title:	Company Secretary
	Date:	26/5/06

QuickLinks

EXPLANATORY NOTE
Section III—Consolidated Financial Statements
Marconi Corporation plc and subsidiaries Consolidated financial statements as of 31 March 2005, 2004 and 2003 and for the three years ended 31 March 2005
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Consolidated profit and loss account For the year ended 31 March
Balance sheets As at 31 March
Consolidated cash flow statement For the year ended 31 March
Reconciliation of net cash flow to movements in net monetary funds/(debt) For the year ended 31 March
Consolidated statement of total recognised gains and losses For the year ended 31 March
Reconciliation of movements in equity shareholders' interests For the year ended 31 March
GLOSSARY OF TERMS
EXHIBITS
SIGNATURES